Filed pursuant to Rule 424(b)(1)
Registration No. 333-163550
PROSPECTUS
Grubb & Ellis Company
7,575,750 Shares of Common Stock
125,000 Shares of 12% Cumulative Participating Perpetual Convertible Preferred Stock
     This prospectus relates to up to 125,000 shares of our outstanding 12% Cumulative Participating Perpetual Convertible Preferred Stock, which we refer to herein as our “12% Preferred Stock” or “Preferred Stock”, and up to 7,575,750 shares of our common stock issuable upon conversion of our 12% Preferred Stock that may be sold by the selling stockholders identified in this prospectus. The selling stockholders acquired the shares of 12% Preferred Stock offered by this prospectus in a private placement of our securities. We are registering the offer and sale of such shares of 12% Preferred Stock and such shares of common stock to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of the shares of 12% Preferred Stock or shares of common stock by the selling stockholders. We have agreed to bear all expenses of registration of our common stock offered by this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their 12% Preferred Stock and shares of common stock issuable upon conversion of our 12% Preferred Stock by the methods described under “Plan of Distribution.”
     We will pay cumulative dividends on the 12% Preferred Stock from and including the date of original issuance in the amount of $12.00 per share each year, which is equivalent to 12% of the initial liquidation preference per share. Dividends on the Preferred Stock will be payable when, as and if declared, quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on December 31, 2009. In addition, in the event of any cash distribution to holders of the common stock, par value $0.01 per share, of our company, referred to as our common stock, holders of our 12% Preferred Stock will be entitled to participate in such distribution as if such holders had converted their shares of Preferred Stock into common stock. Generally, we may not redeem the 12% Preferred Stock before November 15, 2014. On or after November 15, 2014, we may, at our option, redeem the 12% Preferred Stock, in whole or in part, by paying an amount equal to 110% of the sum of the initial liquidation preference per share plus any accrued and unpaid dividends to and including the date of redemption. Holders of our 12% Preferred Stock may require us to repurchase all, or a specified whole number, of their Preferred Stock upon the occurrence of a fundamental change (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends to but excluding the fundamental change repurchase date and (ii) from November 15, 2014 until prior to November 15, 2019 at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends to but excluding the fundamental change repurchase date. In addition, if a holder elects to convert their Preferred Stock in connection with certain change in control events prior to November 15, 2014, we may increase the conversion rate by a number of additional shares of common stock deliverable upon conversion of such Preferred Stock. The 12% Preferred Stock has no stated maturity, and will not be subject to any sinking fund or mandatory redemption.
     The 12% Preferred Stock is convertible, at the holder’s option, into our common stock at a conversion rate of 60.606 shares of our common stock per share of Preferred Stock, which represents a conversion price of approximately $1.65 per share of common stock. Except as required by law, the holders of the Preferred Stock vote together with the holders of the common stock as one class on all matters on which holders of common stock vote. The Preferred Stock votes as a separate class with respect to certain matters. Holders of the Preferred Stock when voting with the common stock are entitled to voting rights equal to the number of shares of common stock into which the Preferred Stock is convertible, on an “as if” converted basis.
     Our common stock is listed on the New York Stock Exchange under the symbol “GBE.” On December 23, 2009, the last reported sales price for our common stock was $1.35.
     There is currently no established market for the 12% Preferred Stock. We do not intend to apply for listing of the 12% Preferred Stock on any securities exchange or for inclusion of the 12% Preferred Stock in any automated quotation system.
     There are significant risks associated with an investment in our securities. See “Risk Factors” beginning on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 29, 2009.

SUMMARY
          This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding whether to invest in the preferred stock or the common stock. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including the “Risk Factors” section, the financial information included in this prospectus, and the other documents incorporated by reference herein before deciding to invest in the preferred stock or the common stock. In this prospectus, references to “Grubb & Ellis,” “we,” “us” and “our” refer to Grubb & Ellis Company, a Delaware corporation, and its subsidiaries unless otherwise stated or the context indicates otherwise.
Company Overview
          Grubb & Ellis Company, a Delaware corporation founded 50 years ago in Northern California, is one of the country’s largest and most respected commercial real estate services and investment management firms. On December 7, 2007, the Company effected a stock merger (the “Merger”) with NNN Realty Advisors, Inc. (“NNN”), a real estate asset management company and nationally recognized sponsor of public non-traded real estate investment trusts (“REITs”), as well as a sponsor of tax deferred tenant-in-common (“TIC”) 1031 property exchanges and other investment programs. Upon the closing of the Merger, a change of control occurred. The former stockholders of NNN acquired approximately 60% of the Company’s issued and outstanding common stock.
          With 127 owned and affiliate offices worldwide (54 owned and approximately 73 affiliates) and more than 6,000 professionals, including a brokerage sales force of more than 1,800 brokers, the Company offers property owners, corporate occupants and program investors comprehensive integrated real estate solutions, including transactions, management, consulting and investment advisory services supported by proprietary market research and extensive local market expertise.
          In certain instances throughout this prospectus phrases such as “legacy Grubb & Ellis” or similar descriptions are used to reference, when appropriate, Grubb & Ellis prior to the Merger. Similarly, in certain instances throughout this prospectus the term NNN, “legacy NNN” or similar phrases are used to reference, when appropriate, NNN Realty Advisors, Inc. prior to the Merger.
          On March 16, 2009, management and the Audit Committee of the board of directors of the Company (the “Board of Directors” or “Board”) concluded that the Company’s previously issued audited financial statements for each of the fiscal years ended December 31, 2006 and 2007, the unaudited interim financial statements for each of the quarters ended March 31, June 30 and September 30, 2008 and selected financial data derived from the Company’s previously issued audited financial statements for the fiscal years ended December 31, 2005 and 2004 included in the Company’s securities filings thereafter should be restated. See “The Company—Restatement of Certain Financial Information and Special Investigation” below.
          Our principal executive offices are located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705. Our telephone number is (714) 667-8252. Our web address is www.grubb-ellis.com. Information contained in our web site is not incorporated by reference into this prospectus, and you should not consider information in our web site as part of this prospectus.
Transaction Services
          Grubb & Ellis has a track record of over 50 years of proven performance in the commercial real estate industry and is one of the largest real estate brokerage firms in the country, offering clients the experience of thousands of successful transactions and the expertise that comes from a nationwide platform. By focusing on the overall business objectives of its clients, Grubb & Ellis utilizes its research capabilities, extensive properties database and expert negotiation skills to create, buy, sell and lease opportunities for both users and owners of commercial real estate. With a comprehensive approach to transactions, Grubb & Ellis offers a full suite of services to clients, from site selection and sale negotiations to needs analysis, occupancy projections, prospect qualification, pricing recommendations, long-term value consultation, tenant representation and consulting services. As one of the most active and largest commercial real estate brokerages in the United States, Grubb & Ellis’ traditional real estate services provide added value to the Company’s real estate investment programs by offering a comprehensive market view and local area expertise. This powerful business combination allows the Company to identify attractive investment properties and quickly acquire them for the benefit of its program investors. In addition, select brokers have the opportunity to cross-sell product through the Company’s Investment Management platform.
Management Services
          Grubb & Ellis delivers integrated property, facility, asset, construction, business and engineering management services to a host of corporate and institutional clients. The Company offers customized programs that focus on cost-efficient operations and tenant retention.
          The Company manages a comprehensive range of properties including headquarters, facilities and class A office space for major corporations, including many Fortune 500 companies. Grubb & Ellis’ skills extend to management of industrial, manufacturing and warehousing facilities as well as data centers, retail outlets and multi-family properties for real estate users and investors.

          Additionally, Grubb & Ellis provides consulting services, including site selection, feasibility studies, exit strategies, market forecasts, appraisals, strategic planning and research services.
Investment Management
          The Company and its subsidiaries are leading sponsors of real estate investment programs that provide individuals and institutions the opportunity to invest in a broad range of real estate investment vehicles, including tax-deferred 1031 TIC exchanges, public non-traded REITs and real estate investment funds. During the year ended December 31, 2008, more than $984.3 million in investor equity was raised for these investment programs. As of December 31, 2008, the Company has more than $6.8 billion of assets under management related to the various programs that it sponsors. The Company has completed transaction acquisition and disposition volume totaling approximately $11.9 billion on behalf of more than 55,000 program investors since 1998.
Recent Events
Private Placement of 12% Preferred Stock
          On November 6, 2009, we consummated the issuance and sale of 900,000 shares of our 12% Preferred Stock in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The Company received net proceeds from the offering of approximately $85 million after deducting expenses and after giving effect to the conversion of $5 million of subordinated debt previously provided in October, 2009 by an affiliate of the Company’s largest stockholder. The Company used the net proceeds to repay in full its indebtedness pursuant to the $75.0 million credit agreement entered into on December 7, 2007, by and among the Company, the guarantors named therein, and the financial institutions defined therein as lender parties, with Deutsche Bank Trust Company Americas, as lender and administrative agent (the “Credit Facility”). The Credit Facility was repaid at the agreed reduced principal amount equal to approximately 65% of the principal amount outstanding under such facility. The balance of the net proceeds from the offering will be used for general working capital purposes. The Company also granted a 45-day over-allotment option to the initial purchaser and placement agent for the offering, and pursuant to such over-allotment option, the Company sold an additional 65,700 shares of Preferred Stock for gross proceeds of $6.6 million, all of which will be used for working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources’’ and “Description of Capital Stock—Preferred Stock.”
Hiring of Chief Executive Officer
          Effective November 16, 2009, Thomas P. D’Arcy joined the Company as its President, Chief Executive Officer and as a member of its Board of Directors. Mr. D’Arcy entered into a three year employment agreement with the Company subject to successive one-year extensions unless either party advises the other to the contrary at least 90 days prior to the expiration of the then current term. See “Executive Compensation—Employment Contracts and Compensation Arrangements—Thomas D’Arcy.”
Annual Meeting of Stockholders
          At the Company’s annual meeting of stockholders held on December 17, 2009 the Company’s common and preferred stockholders voted, among other things, to amend the Company’s amended and restated certificate of incorporation (the “certificate of incorporation”) to (i) increase the Company’s authorized number of shares of capital stock from 110,000,000 shares to 220,000,000 shares, of which 200,000,000 shares with a par value of $0.01 per share are designated common stock and of which 20,000,000 shares with a par value of $0.01 per share are designated preferred stock, and (ii) declassify the Board of Directors of the Company and fix the number of Directors to no less than three and no more than eight as determined by the Board of Directors from time to time. On December 17, 2009, subsequent to the conclusion of its annual meeting of stockholders, the Company amended its certificate of incorporation to effect the amendments approved by its stockholders at the annual meeting. At the Company’s 2009 annual stockholders’ meeting, the Company’s common and preferred stockholders also elected each of Thomas D’Arcy, C. Michael Kojaian, Robert J. McLaughlin, Devin I. Murphy, D. Fleet Wallace and Rodger D. Young as the six directors of the declassified Board of Directors, each to serve a term of one year, and ratified the appointment of Ernst & Young LLP as the Company’s independent auditing firm.

Selected Consolidated Financial Data
          Grubb & Ellis Realty Investors, LLC (“GERI”) (formerly Triple Net Properties, LLC), was the accounting acquirer of Triple Net Properties Realty, Inc. (“Realty”) and NNN Capital Corp., subsidiaries of our company acquired in the Merger. On December 7, 2007, GERI through NNN Realty Advisors, Inc. merged with Grubb & Ellis Company. NNN Realty Advisors, Inc. was the accounting acquiror. The selected historical consolidated financial data set forth below as of and for the years ended December 31, 2008 and 2007 (restated), and the selected consolidated operating and cash flow data for the year ended December 31, 2006 (restated), has been derived from the audited financial statements beginning on page F-2 of this prospectus. The selected historical financial data set forth below as of and for the years ended December 31, 2005 (restated) and 2004 (restated), and the selected consolidated balance sheet data as of December 31, 2006 (restated), has been derived from unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial information set forth below as of September 30, 2009 and for each of the nine-month periods ended September 30, 2009 and 2008 is derived from our unaudited consolidated financial statements included in our quarterly report on Form 10-Q/A for the period ended September 30, 2009 beginning on page F-62 of this prospectus. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair statement of our financial position and results of operations for those periods. The results for the nine month periods ended September 30, 2009 and 2008 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2009 or any other period. Historical results are not necessarily indicative of the results that may be expected for any future period.
          The selected historical consolidated financial data for the years ended December 31, 2007 (restated), 2006 (restated), 2005 (restated) and 2004 (restated) has been restated to correct accounting errors related to the timing of revenue recognition relating to certain tenant-in-common investment programs sponsored by GERI and the consolidation of certain entities that should have been consolidated into our financial statements as described in Note 3 to the consolidated financial statements beginning on page F-2 of this prospectus. As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board No. 160, later codified in ASC 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51”, and also adopted FASB Position No. EITF 03-6-1, later codified in ASC 260-10, “Determining whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” The selected historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements beginning on page F-2 of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
          The impact of the restatement on our financial statements for the year ended December 31, 2007 resulted in an increase in net income of $230,000, or less than $0.01 per basic and diluted share, an increase in total assets of $12.1 million, an increase in total liabilities of $5.5 million and an increase in minority interest liability of $11.2 million. The impact of the restatement on our financial statements for the year ended December 31, 2006 resulted in an increase in net income of $3.9 million, or $0.19 per basic and diluted share, an increase in total assets of $19.7 million, an increase in total liabilities of $18.1 million and an increase in minority interest liability of $6.3 million. The impact of the restatement on fiscal year 2005 resulted in a decrease in net income of $8.1 million, or $0.47 per basic and diluted share, an increase in total assets of $39.7 million, an increase in total liabilities of $47.4 million, and an increase in minority interest liability of $993,000. The impact of the restatement on our financial statements for the year ended December 31, 2004 resulted in a decrease in net income of $619,000, or $0.04 per basic and diluted share, and an increase in total liabilities of $619,000.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
		Restated		Restated (1)	Restated (2)	Restated (3)	Restated (3)
(In thousands, except per share data)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Total services revenue	$362,341	$443,526	$595,495	$201,538	$99,599	$80,817	$64,281
Total revenue	385,095	468,828	628,779	229,657	108,543	84,423	66,592
Total compensation costs	342,072	365,488	503,004	104,109	49,449	29,873	19,717
Total operating expense	480,088	533,874	929,407	195,723	97,633	71,035	51,082
Operating (loss) income	(94,933)	(65,046)	(300,628)	33,934	10,910	13,388	15,510
(Loss) income from continuing operations	(96,349)	(55,568)	(318,668)	23,741	21,012	13,679	15,628
Net (loss) income	(97,354)	(74,258)	(342,589)	23,033	20,049	10,288	15,628

Net (loss) income attributable to Grubb & Ellis Company	(95,668)	(67,960)	(330,870)	21,072	19,971	10,047	15,628

Basic (loss) earnings per share	$(1.51)	$(1.07)	$(5.21)	$0.53	$1.01	$0.58	$0.90
(Loss) income from continuing operations per share	$(1.49)	$(0.79)	$(4.83)	$0.55	$1.06	$0.80	$0.90
Diluted (loss) earnings per share	$(1.51)	$(1.07)	$(5.21)	$0.53	$1.01	$0.58	$0.90
Basic weighted average shares outstanding	63,618	63,574	63,515	38,652	19,681	17,200	17,407
Diluted weighted average shares outstanding	63,618	63,574	63,515	38,652	19,694	17,200	17,407
Dividends declared per common share	—	$0.205	$0.205	$0.36	$0.10	—	—
Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(29,053)	$(34,120)	$(33,629)	$33,543	$17,356	$23,536	$17,214
Net cash provided by (used in) investing activities	81,185	(66,719)	(76,330)	(486,909)	(56,203)	(35,183)	(13,046)
Net cash (used in) provided by financing activities	(75,673)	85,937	93,616	400,468	140,525	10,251	(7,647)

	September 30,	December 31,
	2009	2008	2007	2006	2005	2004
			Restated	Restated	Restated	Restated
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Balance Sheet Data (at end of period):
Total assets	$342,178	$520,277	$988,542	$347,709	$126,057	$42,911
Long Term Liabilities:
Line of credit	62,709	63,000	8,000	—	8,500	3,545
Notes payable and capital lease obligations	107,953	107,203	107,343	843	887	—
Senior and participating notes	16,277	16,277	16,277	10,263	2,300	4,845
Redeemable preferred liability	—	—	—	—	6,077	5,717
Total Grubb & Ellis stockholders’ (deficit) equity	(16,410)	70,171	404,056	217,125	20,081	16,164

(1)	Based on GAAP, the operating results for the year ended December 31, 2007 (restated) include the results of NNN Realty Advisors, Inc. prior to the Merger for the full periods presented and the results of Grubb & Ellis Company for the period from December 8, 2007 through December 31, 2007.

(2)	Includes a full year of operating results of GERI, one and one-half months of Realty (acquired on November 16, 2006) and one-half month of GBE Securities (formerly NNN Capital Corp.) (acquired on December 14, 2006). GERI was treated as the acquirer in connection with these transactions.

(3)	Based on GAAP, reflects operating results of GERI.

RISK FACTORS
          Investing in our common stock and 12% Preferred Stock will be subject to risks, including risks inherent in our business. The value of your investment may decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock or 12% Preferred Stock. Additional risks and uncertainties not presently known to us, or not identified below, may also materially adversely affect our business, liquidity, financial condition and results of operations.
Risks Related to our Equity Securities
The 12% Preferred Stock will rank senior to our common stock but junior to all of our liabilities and our subsidiaries’ liabilities, in the event of a bankruptcy, liquidation or winding-up.
          In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the 12% Preferred Stock only after all of our liabilities have been paid, but prior to any payments are made with respect to our common stock. In addition, the 12% Preferred Stock effectively ranks junior to all existing and future liabilities of our subsidiaries. The rights of holders of the 12% Preferred Stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our liabilities, and our subsidiaries’ liabilities, to pay amounts due on any or all of the 12% Preferred Stock then outstanding.
          Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of the 12% Preferred Stock, (1) dividends are payable only if and when declared by our Board of Directors or a duly authorized committee of the Board, and (2) as a Delaware corporation, we are restricted to making dividend payments and redemption payments only out of legally available assets. Further, the 12% Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions except that a consent of holders representing at least a majority of the 12% Preferred Stock is required to amend our certificate of incorporation as to the terms of the 12% Preferred Stock or to issue additional 12% Preferred Stock that ranks senior to or, to the extent that 225,000 shares of the 12% Preferred Stock remain outstanding, on a parity with, the 12% Preferred Stock.
The market price of the 12% Preferred Stock will be directly affected by the market price of our common stock, which may be volatile.
          To the extent that a secondary market for the 12% Preferred Stock develops, we believe that the market price of the 12% Preferred Stock will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of the 12% Preferred Stock than would be expected for non-convertible stock. From the beginning of the year ended December 31, 2006 to December 23, 2009, the reported high and low sales prices for our common stock ranged from a low of $0.25 to a high of $14.50 per share.
          The market price of our common stock will likely fluctuate in response to a number of factors, including, without limitation, the following:
•	our liquidity risk management, including our ratings, if any, our liquidity plan and potential transactions designed to enhance liquidity;

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings, or litigation that involves us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions, and financings;

•	additional issuances by us of common stock;

•	additional issuances by us of other series or classes of preferred stock;

•	actions of our common stockholders, including sales of common stock by stockholders and our directors and executive officers;

•	changes in funding markets, including commercial paper, term debt, bank deposits and the asset-backed securitization markets;

•	changes in confidence in real estate markets and real estate investments;

•	fluctuations in the stock price and operating results of our competitors and real estate-related stocks in general;

•	government reactions to current economic and market conditions; and

•	regional, national and global political and economic conditions and other factors.
          The market price of our common stock may also be affected by market conditions affecting the stock markets in general and/or real estate stocks in particular, including price and trading fluctuations on the New York Stock Exchange. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock, and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.
          These broad market fluctuations may adversely affect the market prices of our common stock and, in turn, the 12% Preferred Stock.
          In addition, we expect that the market price of the 12% Preferred Stock will be influenced by yield and interest rates in the capital markets, our creditworthiness, and the occurrence of events affecting us that do not require an adjustment to the conversion rate.
There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock or the 12% Preferred Stock and may negatively impact the holders’ investment.
          We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. In addition, with the applicable consent of holders of the 12% Preferred Stock, we may issue additional preferred stock that ranks senior to, or on a parity with, the 12% Preferred Stock. The market price of our common stock or 12% Preferred Stock could decline as a result of sales of a large number of shares of common stock or 12% Preferred Stock or similar securities in the market after this offering or the perception that such sales could occur. For example, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.
          In addition, each share of 12% Preferred Stock is convertible at the option of the holder thereof into shares of our common stock. The conversion of some or all of the 12% Preferred Stock will dilute the ownership interest of our existing common stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock and the 12% Preferred Stock. In addition, the existence of our 12% Preferred Stock may encourage short selling or arbitrage trading activity by market participants because the conversion of our 12% Preferred Stock could depress the price of our equity securities. As noted above, a decline in the market price of the common stock may negatively impact the market price for the 12% Preferred Stock.
An active trading market for the 12% Preferred Stock does not exist and may not develop.
          The 12% Preferred Stock has no established trading market and is not listed on any securities exchange. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares of 12% Preferred Stock in the secondary market or converting their shares of 12% Preferred Stock into shares of common stock and subsequently seeking to sell those shares of common stock. See “Risk Factors—If our common stock is delisted, your ability to transfer or sell your shares of the 12% Preferred Stock, or common stock upon conversion, may be limited and the market value of the 12% Preferred Stock will be adversely affected.” We cannot assure you that an active trading market in the 12% Preferred Stock will develop or, even if it develops, we cannot assure you that it will last. In either case the trading price of the 12% Preferred Stock could be adversely affected and the holders’ ability to transfer shares of 12% Preferred Stock will be limited. We were advised by the initial purchaser in the offering of the 12% Preferred Stock that it intends to make a market in the shares of our 12% Preferred Stock; however, it is not obligated to do so and may discontinue market-making at any time without notice. We cannot assure you that another firm or person will make a market in the 12% Preferred Stock.
The 12% Preferred Stock has not been rated.
          The 12% Preferred Stock has not been rated by any nationally recognized statistical rating organization. This factor may affect the trading price of the 12% Preferred Stock.

Holders of the 12% Preferred Stock do not have identical rights as holders of common stock until they acquire the common stock, but will be subject to all changes made with respect to our common stock.
          Except for voting and dividend rights, holders of the 12% Preferred Stock have no rights with respect to the common stock until conversion of their 12% Preferred Stock, including rights to respond to tender offers, but your investment in the 12% Preferred Stock may be negatively affected by such events. See “Description of 12% Preferred Stock—Voting Rights.” Even though the holders of the 12% Preferred Stock vote on an as-converted basis with holders of the common stock, upon conversion of the 12% Preferred Stock, holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs on or after the applicable conversion date and only to the extent permitted by law, although holders will be subject to any changes in the powers, preferences, or special rights of common stock that may occur as a result of any stockholder action taken before the applicable conversion date. Certain actions, including amendment of our certificate of incorporation, require the additional approval of a majority of holders of the common stock voting as a separate class (excluding shares of common stock issuable upon conversion of the 12% Preferred Stock).
The 12% Preferred Stock is perpetual in nature.
          The shares of 12% Preferred Stock represent a perpetual interest in us and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the 12% Preferred Stock may be required to bear the financial risks of an investment in the 12% Preferred Stock for an indefinite period of time. Holders have no right to call for the redemption of the 12% Preferred Stock. Therefore, holders should be aware that they may be required to bear the financial risks of an investment in the 12% Preferred Stock for an indefinite period of time.
We are obligated to pay quarterly dividends with respect to our Preferred Stock.
          We are obligated to pay quarterly dividends with respect to the 12% Preferred Stock and in the event such dividends are in arrears for six or more quarters, whether or not consecutive, subject to certain limitations, holders representing a majority of shares of Preferred Stock (voting together as a class with the holders of all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to nominate and vote for the election of two additional directors to serve on our Board of Directors (the “Preferred Stock Directors”), until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid or declared and a sum sufficient for payment is set aside for such payment; provided that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (“NYSE”) (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that the Board of Directors will, at no time, include more than two Preferred Stock Directors.
The conversion rate of the 12% Preferred Stock may not be adjusted for all dilutive events that may adversely affect the market price of the 12% Preferred Stock or the common stock issuable upon conversion of the 12% Preferred Stock.
          The number of shares of our common stock that holders are entitled to receive upon conversion of a share of 12% Preferred Stock is subject to adjustment for certain events arising from increases in dividends or distributions in common stock, subdivisions, splits, and combinations of the common stock, certain issuances of stock and stock purchase rights, debt, or asset distributions, cash distributions, self-tender offers and exchange offers, and certain other actions by us that modify our capital structure. See “Description of 12% Preferred Stock—Conversion Rights—Conversion Rate Adjustment—General.” We will not adjust the conversion rate for other events, including our issuances of common stock in connection with acquisitions or the exercise of options or restricted stock awards granted pursuant to equity plans approved by the Board, or, after the six-month anniversary of November 6, 2009, for cash. There can be no assurance that an event that adversely affects the value of the 12% Preferred Stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the 12% Preferred Stock. In addition, we are not restricted from offering common stock in the future or engaging in other transactions that may dilute our common stock and we may issue additional shares of 12% Preferred Stock, which may dilute our common stock.
A change in control with respect to us may not constitute a merger, consolidation or sale of assets or a fundamental change for the purpose of the 12% Preferred Stock.
          The 12% Preferred Stock contains no covenants or other provisions to afford protection to holders in the event of certain mergers, consolidations or sales of assets with respect to us constituting a “change in control” on or after November 15, 2019 except upon the occurrence of certain mergers, consolidations or sales of assets. See “Description of 12% Preferred Stock—Conversion Rights—Conversion Rate Adjustment—Merger, Consolidation or Sale of Assets,” “Description of 12% Preferred Stock—Repurchase of Option of Holders Upon a Fundamental Change” and “Description of 12% Preferred Stock—Adjustment to Conversion Rate Upon Certain Change of Control Events.” Furthermore, the limited covenants with respect to a “fundamental change” or “change in control” may not include every change in control event that could cause the market price of the 12% Preferred Stock to decline. The adjustment to conversion rate described under “Description of 12% Preferred Stock—Adjustment to Conversion Rate upon Certain Change in Control Events” will not be applicable on or after November 15, 2014 and the repurchase right of preferred holders described under “—Repurchase at Option of Holders Upon a Fundamental Change” will not be applicable on or after November 15, 2019, and these limitations may have the effect of discouraging third parties from pursuing a change in control of our company, which may otherwise be in the best interest of our stockholders. Any change in control with respect to us either before or after November 15, 2019 may negatively affect the liquidity, value or volatility of our common stock, and thus, negatively impact the value of the 12% Preferred Stock.
We may not have the funds necessary to repurchase the 12% Preferred Stock following a fundamental change.
          Holders of the notes have the right to require us to repurchase the 12% Preferred Stock in cash upon the occurrence of a fundamental change prior to November 15, 2019. We may not have sufficient funds to repurchase the 12% Preferred Stock at such time, and may not have the ability to arrange necessary financing on acceptable terms. In addition, our ability to purchase the 12% Preferred Stock may be limited by law or the terms of other agreements outstanding at such time. Moreover, a failure to repurchase the 12% Preferred Stock may also constitute an event of default, and result in the acceleration of the maturity of, any then existing indebtedness, under any indenture, credit agreement or other agreement outstanding at that time, which could further restrict our ability to make such payments.
The adjustment to conversion rate in respect of conversions following certain change in control events may not adequately compensate you.
          If certain change in control events occur prior to November 15, 2014, and a holder converts in connection with such change in control, we will, under certain circumstances, pay a adjustment to conversion rate in respect of any conversions of the 12% Preferred Stock that occur during the period beginning on the date notice of such fundamental change is delivered and ending on the change in control conversion date. See “Description of 12% Preferred Stock—Adjustment to Conversion Rate upon Certain Change in Control Events.” Although the adjustment to the conversion rate is designed to compensate holders for the lost option value of the holders’ 12% Preferred Stock, it is only an approximation of such lost value and may not adequately compensate the holders for their actual loss.
          Our obligation to adjust the conversion rate in respect of conversions following certain changes in control may be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness, as applied to such payments.
If our common stock is delisted, your ability to transfer or sell the 12% Preferred Stock, or common stock upon conversion, may be limited and the market value of the 12% Preferred Stock will be adversely affected.
          The 12% Preferred Stock does not contain protective provisions in the event that our common stock is delisted. Since the 12% Preferred Stock has no stated maturity date, holders may be forced to elect between converting their shares of the 12% Preferred Stock into illiquid shares of our common stock or holding their shares of the 12% Preferred Stock and receiving stated dividends on the stock when, as and if authorized by our Board of Directors and declared by us with no assurance as to ever receiving the liquidation preference of the 12% Preferred Stock. Accordingly, if our common stock is delisted, the holders’ ability to transfer or sell their shares of the 12% Preferred Stock, or common stock upon conversion, may be limited, and the market value of the 12% Preferred Stock will be adversely affected.
Holders of the 12% Preferred Stock may be unable to use the dividends-received deduction.
          Distributions paid to corporate U.S. holders (as defined herein) of the 12% Preferred Stock (or our common stock) may be eligible for the dividends-received deduction to the extent we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As of December 31, 2008, we had an accumulated deficit of $333.3 million and we had a net loss of $330.9 million in the year ended December 31, 2008. As of September 30, 2009, we had an accumulated deficit of $428.9 million and a net loss of $95.7 million for the nine (9) month period ended September 30, 2009. There can be no assurance that we will have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the 12% Preferred Stock (or our common stock) to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction. Instead, distributions would be treated first as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in the 12% Preferred Stock and thereafter as capital gain. If a corporate U.S. holder’s tax basis in the 12% Preferred Stock (or our common stock) were reduced in this manner, then the amount of gain, if any, recognized by such holder on a subsequent disposition of such stock would be increased and such holder would not be eligible for a dividends-received deduction to offset such gain.
Holders may have to pay U.S. federal income tax if we adjust, or fail to adjust, the conversion rate of the 12% Preferred Stock in certain circumstances, even if holders do not receive a corresponding distribution of cash.
          Holders may be treated as having received a constructive distribution from us as a result of certain adjustments to (or certain failures to make adjustments to) the conversion rate or other terms of the 12% Preferred Stock. The tax treatment of any constructive distributions is not entirely clear. It is possible that such distribution could be treated as a taxable dividend for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, even though holders do not receive any cash with respect to such constructive distribution. In addition, non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the 12% Preferred Stock may, in certain circumstances, be subject to U.S. federal withholding tax on any constructive distributions on the 12% Preferred Stock that are treated as taxable dividends, and we intend to withhold U.S. federal income tax with respect to any such constructive taxable dividends from any payments made by us to such non-U.S. holders. You are advised to consult your independent tax advisor and read “Certain U.S. Federal Income Tax Considerations” regarding the U.S. federal income tax consequences of an adjustment to the conversion rate of the 12% Preferred Stock and the issuance of the 12% Preferred Stock at less than the liquidation preference amount.
Risks Related to the Company’s Business in General
The ongoing downturn in the general economy and the real estate market has negatively impacted and could continue to negatively impact the Company’s business and financial results.
     Periods of economic slowdown or recession, significantly reduced access to credit, declining employment levels, decreasing demand for real estate, declining real estate values or the perception that any of these events may occur, can reduce transaction volumes or demand for services for each of our business lines. The current recession and the downturn in the real estate market have resulted in and may continue to result in:
•	a decline in acquisition, disposition and leasing activity;

•	a decline in the supply of capital invested in commercial real estate;

•	a decline in fees collected from investment management programs, which are dependent upon demand for investment in commercial real estate; and

•	a decline in the value of real estate and in rental rates, which would cause the Company to realize lower revenue from:
•	property management fees, which in certain cases are calculated as a percentage of the revenue of the property under management; and

•	commissions or fees derived from property valuation, sales and leasing, which are typically based on the value, sale price or lease revenue commitment, respectively.
          The declining real estate market in the United States, the availability and cost of credit, increased unemployment, volatile oil prices, declining consumer confidence and the instability of United States banking and financial institutions, have contributed to increased volatility, an overall economic slowdown and diminished expectations for the economy and markets going forward. The fragile state of the credit markets, the fear of a global recession for an extended period and the current economic environment have impacted real estate services and investment management firms like ours through reduced transaction volumes, falling transaction values, lower real estate valuations, liquidity restrictions, market volatility, and the loss of confidence. As a consequence, similar to other real estate services and investment management firms, our stock price has declined significantly.
          Due the economic downturn, it may take us longer to dispose of real estate assets and investments and the selling prices may be lower than originally anticipated. If this occurs, fees from transaction services will be reduced. In addition, the performance of certain properties in the investment management portfolio may be negatively impacted, which would likewise affect our fees. As a result, the carrying value of certain of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. As of September 30, 2008, the Company initiated a plan to sell the properties it classified as real estate held for investment in its financial statements as of September 30, 2008. As of December 31, 2008, the Company’s Credit Facility included a covenant which required the sale of certain of these assets before March 31, 2009. The downturn in the global credit markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions as of March 31, 2009. Pursuant to the requirements of the Property, Plant, and Equipment Topic, the Company assessed the value of the assets. In addition, the Company reviewed the valuation of its other owned properties and real estate investments. This valuation review resulted in the Company recognizing an impairment charge of approximately $90.4 million against the carrying value of the properties and real estate investments during the year ended December 31, 2008.
          We are not able to predict the severity or duration of the current adverse economic environment or the disruption in the financial markets. The real estate market tends to be cyclical and related to the condition of the overall economy and to the perceptions of investors, developers and other market participants as to the economic outlook. The ongoing downturn in the general economy and the real estate market has negatively impacted and could continue to negatively impact the Company’s business and results of operations.

The ongoing adverse developments in the credit markets and the risk of continued market deterioration have adversely affected the Company’s revenues, expenses and operating results and may continue to do so.
          Our business lines are sensitive to credit cost and availability as well as market place liquidity. In addition, the revenues in all our businesses are dependent to some extent on overall volume of activity and pricing in the commercial real estate market. In 2008, the credit markets experienced an unprecedented level of disruption and uncertainty. This disruption and uncertainty has reduced the availability and significantly increased the cost of most sources of funding. In certain cases, sources of funding have been eliminated.
          Disruptions in the credit markets have adversely affected, and may continue to adversely affect, our business of providing services to owners, purchasers, sellers, investors and occupants of real estate in connection with acquisitions, dispositions and leasing of real property. If our clients are unable to obtain credit on favorable terms, there will be fewer completed acquisitions, dispositions and leases of property. In addition, if purchasers of real estate are not able to obtain favorable financing resulting in a lack of disposition opportunities for funds for whom we act as advisor, our fee revenues will decline and we may also experience losses on real estate held for investment.
          The recent decline in real estate values and the inability to obtain financing has either eliminated or severely reduced the availability of the Company’s historical funding sources for its investment management programs, and to the extent credit remains available for these programs, it is currently more expensive. The Company may not be able to continue to access sources of funding for its investment management programs or, if available to the Company, the Company may not be able to do so on favorable terms. Any decision by lenders to make additional funds available to the Company in the future for its investment management programs will depend upon a number of factors, such as industry and market trends in our business, the lenders’ own resources and policies concerning loans and investments, and the relative attractiveness of alternative investment or lending opportunities.
          The depth and duration of the current credit market and liquidity disruptions are impossible to predict. In fact, the magnitude of the recent credit market disruption has exceeded the expectations of most if not all market participants. This uncertainty limits the Company’s ability to develop future business plans and the Company believes that it limits the ability of other participants in the credit markets and the real estate markets to do so as well. This uncertainty may lead market participants to act more conservatively than in recent history, which may continue to depress demand and pricing in our markets.
We experienced additional, unanticipated costs and may have additional risk and further costs as a result of the restatement of our financial statements.
          As a result of the restatement of certain audited and unaudited financial data, and the special investigation in connection therewith, we incurred substantial, additional unanticipated costs for accounting and legal fees. The restatement and special investigation was also time-consuming and affected management’s attention and resources. Further, there are no assurances that we will not become involved in legal proceedings in the future in relation to these restatements. In connection with any such potential proceedings, any incurred expenses not covered by available insurance or any adverse resolution could have a material adverse effect on the Company. Any such future legal proceedings could also be time-consuming and distract our management from the conduct of our business.
We have received a notice from the NYSE that we did not meet its continued listing requirements. If we are unable to rectify this non-compliance in accordance with NYSE rules, our common stock will be delisted from trading on the NYSE, which could have a material adverse effect on the liquidity and value of our common stock.
          On August 11, 2009, we received notification from NYSE Regulation, Inc. that we were not in compliance with the NYSE’s continued listing standard requiring that we maintain an average market capitalization and stockholders’ equity of not less than $50 million. In connection with the NYSE’s rules, we submitted a business plan to the NYSE on November 3, 2009 evidencing how the Company intends to come into compliance with the continued listing standards and on November 9, 2009, we were advised that the NYSE’s Listing and Compliance Committee has accepted the Company’s business plan. Accordingly, we need to have an average market capitalization over a consecutive 30 trading day period of $50 million or total stockholders’ equity of $50 million by April 11, 2011 although we may come into compliance sooner, or based on two consecutive quarterly monitoring periods, which is an ongoing process. The NYSE conducts quarterly reviews during the 20-month period from August 11, 2009 through April 11, 2011.
          If we are unable to regain compliance with the NYSE’s continued listing standard within the required time frame, our common stock will be delisted from the NYSE. As a result, we likely would have our common stock quoted on the Over-the-Counter Bulletin Board (“OTC BB”) in order to have our common stock continue to be traded on a public market. Securities that trade on the OTC BB generally have less liquidity and greater volatility than securities that trade on the NYSE. Delisting from the NYSE also may preclude us from using certain state securities law exemptions, which could make it more difficult and expensive for us to raise capital in the future and more difficult for us to provide compensation packages sufficient to attract and retain top talent. In addition, because issuers whose securities trade on the OTC BB are not subject to the corporate governance and other standards imposed by the NYSE, and such issuers receive less news and analyst coverage, our reputation may suffer, which could result in a decrease in the trading price of our shares. The delisting of our common stock from the NYSE, therefore, could significantly disrupt the ability of investors to trade our common stock and could have a material adverse effect on the value and liquidity of our common stock.

The Company is in a highly competitive business with numerous competitors, some of which may have greater financial and operational resources than it does.
          The Company competes in a variety of service disciplines within the commercial real estate industry. Each of these business areas is highly competitive on a national as well as on a regional and local level. The Company faces competition not only from other national real estate service providers, but also from global real estate service providers, boutique real estate advisory firms, consulting and appraisal firms. Depending on the product or service, the Company also faces competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, some of which may have greater financial resources than the Company does. The Company is also subject to competition from other large national firms and from multi-national firms that have similar service competencies to it. Although many of the Company’s competitors are local or regional firms that are substantially smaller than it, some of its competitors are substantially larger than it on a local, regional, national or international basis. In general, there can be no assurance that the Company will be able to continue to compete effectively with respect to any of its business lines or on an overall basis, or to maintain current fee levels or margins, or maintain or increase its market share.
The TIC business in general, from which the Company has historically generated significant revenues, materially contracted in 2008.
          The Company has historically generated significant revenues from fees earned through the transaction structuring and property management of its TIC Programs. In 2008, however, with the nationwide decline in real estate values and the global credit crises, the TIC industry contracted significantly. According to the research of OMNI, approximately $3.7 billion of TIC equity was raised in 2006. In 2008, the amount of TIC equity raised declined by approximately 66% to $1.24 billion. Moreover, OMNI has indicated that based on the current year-to-date activity through the first part of 2009, should the current trends remain constant throughout the entire calendar year, the TIC industry would raise approximately $300.0 million in 2009, an approximately 90% decline from 2006. As the Company has historically generated a significant amount of revenue from its TIC operations, the rapid and steep decline in this industry may have a material, adverse effect on the Company’s business and results of operations if it is unable to generate revenues in its other business segments, of which there can be no assurances, to make up for the loss of TIC-related revenues.
As a service-oriented company, the Company depends on key personnel, and the loss of its current personnel or its failure to hire and retain additional personnel could harm its business.
          The Company depends on its ability to attract and retain highly skilled personnel. The Company believes that its future success in developing its business and maintaining a competitive position will depend in large part on its ability to identify, recruit, hire, train, retain and motivate highly skilled executive, managerial, sales, marketing and customer service personnel. Competition for these personnel is intense, and the Company may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. We use equity incentives to attract and retain our key personnel. In 2008, and the first quarter of 2009, our stock price declined significantly, resulting in the decline in value of previously provided equity awards, which may result in an increase risk of loss of key personnel. The performance of our stock may also diminish our ability to offer attractive incentive awards to new hires. The Company’s failure to recruit and retain necessary executive, managerial, sales, marketing and customer service personnel could harm its business and its ability to obtain new customers.
The Company plans to expand its business to include international operations that could subject it to social, political and economic risks of doing business in foreign countries.
          Although the Company does not currently conduct significant business outside the United States, the Company intends to expand its business to include international operations. There can be no assurance that the Company will be able to successfully expand its business in international markets. Current global economic conditions may restrict, limit or delay the Company’s ability to expand its business into international markets or make such expansion less economically feasible. If the Company expands into international markets, circumstances and developments related to international operations that could negatively affect the Company’s business or results of operations include, but are not limited to, the following factors:
•	lack of substantial experience operating in international markets;

•	lack of recognition of the Grubb & Ellis brand name in international markets;

•	difficulties and costs of staffing and managing international operations;

•	currency restrictions, which may prevent the transfer of capital and profits to the United States;

•	diverse foreign currency fluctuations;

•	changes in regulatory requirements;

•	potentially adverse tax consequences;

•	the responsibility of complying with multiple and potentially conflicting laws;

•	the impact of regional or country-specific business cycles and economic instability;

•	the geographic, time zone, language and cultural differences among personnel in different areas of the world;

•	political instability; and

•	foreign ownership restrictions with respect to operations in certain countries.
Additionally, the Company may establish joint ventures with foreign entities for the provision of brokerage services abroad, which may involve the purchase or sale of the Company’s equity securities or the equity securities of the joint venture participant(s). In these joint ventures, the Company may not have the right or power to direct the management and policies of the joint venture and other participants may take action contrary to the Company’s instructions or requests and against the Company’s policies and objectives. In addition, the other participants may become bankrupt or have economic or other business interests or goals that are inconsistent with the Company. If a joint venture participant acts contrary to the Company’s interest, then it could have a material adverse effect on the Company’s business and results of operations.
Failure to manage any future growth effectively may have a material adverse effect on the Company’s financial condition and results of operations.
          Management will need to successfully manage any future growth effectively. The Company has pursued an aggressive expansion strategy in the transaction services business. The integration and additional growth may place a significant strain upon management, administrative, operational and financial infrastructure. The Company’s ability to grow also depends upon its ability to successfully hire, train, supervise and manage additional executive officers and new employees, obtain financing for its capital needs, expand its systems effectively, allocate its human resources optimally, maintain clear lines of communication between its transactional and management functions and its finance and accounting functions, and manage the pressures on its management and administrative, operational and financial infrastructure. Additionally, managing future growth may be difficult due to the new geographic locations and business lines of the Company. There can be no assurance that the Company will be able to accurately anticipate and respond to the changing demands it will face as it integrates and continues to expand its operations, and it may not be able to manage growth effectively or to achieve growth at all. Any failure to manage the future growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.
Our ability to access credit and capital markets may be adversely affected by factors beyond our control, including turmoil in the financial services industry, volatility in financial markets and general economic downturns.
          We used a significant portion of the net proceeds from the sale of the preferred stock to pay off and terminate the Credit Facility. As of the date of prospectus, we do not have any revolving credit or other credit facility in place and we do not have the ability to borrow funds under any revolving credit or other credit arrangements. We have relied upon access to the credit markets as a source of liquidity for the portion of our working capital requirements not provided by cash from operations. Market disruptions such as those currently being experienced in the United States and other countries may increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we have relied to finance our operations and satisfy our obligations as they become due. These disruptions include turmoil in the financial services and real estate industries, including substantial uncertainty surrounding particular lending institutions, and general economic downturns. If we are unable to access credit at competitive rates or at all, or if our short-term or long-term borrowing costs dramatically increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected.
Risks Related to the Company’s Transaction Services and Management Services Business
The Company’s quarterly operating results are likely to fluctuate due to the seasonal nature of its business and may fail to meet expectations, which may cause the price of its securities to decline.
          Historically, the majority of legacy Grubb & Ellis revenue has been derived from the transaction services that it provides. Such services are typically subject to seasonal fluctuations. Legacy Grubb & Ellis typically experienced its lowest quarterly revenue in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. However, the Company’s non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. As a result, since a high proportion of these operating expenses are fixed, declines in revenue could disproportionately affect the Company’s operating results in a quarter. In addition, the Company’s quarterly operating results have fluctuated in the past and will likely continue to fluctuate in the future. If the Company’s quarterly operating results fail to meet expectations, the price of the Company’s securities could fluctuate or decline significantly.

If the properties that the Company manages fail to perform, then its business and results of operations could be harmed.
          The Company’s success partially depends upon the performance of the properties it manages. The Company could be adversely affected by the nonperformance of, or the deteriorating financial condition of, certain of its clients. The revenue the Company generates from its property management business is generally a percentage of aggregate rent collections from the properties. The performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of the Company’s control:
•	the Company’s ability to attract and retain creditworthy tenants;

•	the magnitude of defaults by tenants under their respective leases;

•	the Company’s ability to control operating expenses;

•	governmental regulations, local rent control or stabilization ordinances which are in, or may be put into, effect;

•	various uninsurable risks;

•	financial condition of certain clients;

•	financial conditions prevailing generally and in the areas in which these properties are located;

•	the nature and extent of competitive properties; and

•	the general real estate market.
These or other factors may negatively impact the properties that the Company manages, which could have a material adverse effect on its business and results of operations.
If the Company fails to comply with laws and regulations applicable to real estate brokerage and mortgage transactions and other business lines, then it may incur significant financial penalties.
          Due to the broad geographic scope of the Company’s operations and the real estate services performed, the Company is subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires the Company to maintain brokerage licenses in each state in which it operates. If the Company fails to maintain its licenses or conducts brokerage activities without a license or violates any of the regulations applicable to our licenses, then it may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to the Company’s business, both in the United States and in foreign countries, also may change in ways that increase the costs of compliance. The failure to comply with both foreign and domestic regulations could result in significant financial penalties which could have a material adverse effect on the Company’s business and results of operations.
The Company may have liabilities in connection with real estate brokerage and property and facilities management activities.
          As a licensed real estate broker, the Company and its licensed employees and independent contractors that work for it are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject the Company or its employees to litigation from parties who purchased, sold or leased properties that the Company or they brokered or managed. The Company could become subject to claims by participants in real estate sales, as well as building owners and companies for whom we provide management services, claiming that the Company did not fulfill its statutory obligations as a broker.
          In addition, in the Company’s property and facilities management businesses, it hires and supervises third-party contractors to provide construction and engineering services for its managed properties. While the Company’s role is limited to that of a supervisor, the Company may be subject to claims for construction defects or other similar actions. Adverse outcomes of property and facilities management litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
Environmental regulations may adversely impact the Company’s business and/or cause the Company to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.
          Federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to some properties. A decrease or delay in such transactions may adversely affect the results of operations and financial condition of the Company’s real estate brokerage business. In addition, a failure by the Company to disclose environmental concerns in connection with a real estate transaction may subject it to liability to a buyer or lessee of property.

          In addition, in its role as a property manager, the Company could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes at properties it currently or formerly managed, or at off-site locations where wastes from such properties were disposed. Such liability can be imposed without regard for the lawfulness of the original disposal activity, or the Company’s knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. The Company could also be held liable for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials or lead-based paint present at the properties it manages. Insurance for such matters may not be available or sufficient.
          Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase the Company’s costs of legal compliance and potentially subject it to violations or claims. Although such costs have not had a material impact on its financial results or competitive position during fiscal year 2006, 2007 or 2008, or the nine-month period ending September 30, 2009, the enactment of additional regulations, or more stringent enforcement of existing regulations, could cause it to incur significant costs in the future, and/or adversely impact its brokerage and management services businesses.
Risks Related to the Company’s Investment Management and Broker-Dealer Business
Declines in asset value and reductions in distributions in investment programs could adversely affect the Company business, as it could cause harm to the Company’s reputation, cause the loss of management contracts and third-party broker-dealer selling agreements, limit the Company’s ability to sign future third-party broker-dealer selling agreements and potentially expose the Company to legal liability.
          The current market value of many of the properties owned through the Company’s investment programs have recently decreased as a result of the overall decline in the economy and commercial real estate generally. In addition, there have been reductions in distributions in numerous investment programs in 2008 and 2009, in certain instances to a zero percent distribution rate. Significant declines in value and reductions in distributions in the investment programs sponsored by the Company could adversely affect the Company’s reputation and the Company’s ability to attract investors for future investment programs. In addition, significant declines in value and reductions in distributions could cause the Company to lose asset and property management contracts for its investment management programs, cause the Company to lose third-party broker-dealer selling agreements for existing investment programs, including its REITs, and limit the Company’s ability to sign future third-party broker-dealer agreements. The loss of value may be significant enough to cause certain investment programs to go into foreclosure or result in a complete loss of equity for program investors. Significant losses in asset value and investor equity and reductions in distributions increase the risk of claims or legal actions by program investors. Any such legal liability could result in further damage to the Company’s reputation, loss of third-party broker-dealer selling agreements and incurrence of legal expenses.
The Company currently provides its Investment Management services primarily to its programs. Its revenue depends on the number of its programs, on the price of the properties acquired or disposed of by these programs, and on the revenue generated by the properties under its management.
          The Company derives fees for Investment Management services based on a percentage of the price of the properties acquired or disposed of by its programs and for management services based on a percentage of the rental amounts of the properties in its programs. The Company is responsible for the management of all of the properties owned by its programs, but as of December 31, 2008 it had subcontracted the property management of approximately 18.0% of its programs’ office, medical office and healthcare related facilities and retail properties (based on square footage) and 30.3% of its programs’ multi-family apartment units to third parties. For REITs, investment decisions are controlled by the Board of Directors of REITs that are independent of the Company. Investment decisions of these Boards affect the fees earned by the Company. As a result, if any of the Company’s programs are unsuccessful, both its Transaction Services and Investment Management services fees will be reduced, if any are paid at all. In addition, failures of the Company’s programs to provide competitive investment returns could significantly impair its ability to market future programs. The Company’s inability to spread risk among a large number of programs could cause it to be over-reliant on a limited number of programs for its revenues. There can be no assurance that the Company will maintain current levels of transaction and management services for its programs’ properties.
The Company may be unable to grow its programs, which would cause it to fail to satisfy its business strategy.
          A significant element of the Company business strategy is the growth in the number of its programs. The consummation of any future program will be subject to raising adequate capital for the investment, identifying appropriate assets for acquisition and effectively and efficiently closing the transactions. There can be no assurance that the Company will be able to identify and invest in additional properties or will be able to raise adequate capital for new programs in the future. If the Company is unable to consummate new programs in the future, it will not be able to continue to grow the revenue it receives from either transaction or management services.

The inability to access investors for the Company’s programs through broker-dealers or other intermediaries could have a material adverse effect on its business.
          The Company’s ability to source capital for its programs depends significantly on access to the client base of securities broker-dealers and other financial investment intermediaries that may offer competing investment products. The Company believes that its future success in developing its business and maintaining a competitive position will depend in large part on its ability to continue to maintain these relationships as well as finding additional securities broker-dealers to facilitate offerings by its programs or to find investors for the Company’s REITs, TIC Programs and other investment programs. The Company cannot be sure that it will continue to gain access to these channels. In addition, competition for capital is intense and the Company may not be able to obtain the capital required to complete a program. The inability to have this access could have a material adverse effect on its business and results of operations.
The termination of any of the Company’s broker-dealer relationships, especially given the limited number of key broker-dealers, could have a material adverse effect on its business.
          The Company’s securities programs are sold through third-party broker-dealers who are members of its selling group. While the Company has established relationships with its selling group, it is required to enter into a new agreement with each member of the selling group for each new program it offers. In addition, the Company’s programs may be removed from a selling broker-dealer’s approved program list at any time for any reason. The Company cannot assure you of the continued participation of existing members of its selling group nor can the Company make an assurance that its selling group will expand. While the Company continues to diversify and add new investment channels for its programs, a significant portion of the growth in recent years in the number of TIC Programs it sponsors and in its REITs has been as a result of capital raised by a relatively limited number of broker-dealers. Loss of any of these key broker-dealer relationships, or the failure to develop new relationships to cover the Company’s expanding business through new investment channels, could have a material adverse effect on its business and results of operations.
Misconduct by third-party selling broker-dealers or the Company’s sales force, could have a material adverse effect on its business.
          The Company relies on selling broker-dealers and the Company’s sales force to properly offer its securities programs to customers in compliance with its selling agreements and with applicable regulatory requirements. While these persons are responsible for their activities as registered broker-dealers, their actions may nonetheless result in complaints or legal or regulatory action against the Company.
A significant amount of the Company’s revenue has historically been derived from fees earned through the transaction structuring and property management of its TIC Programs, which programs rely primarily on Section 1031 of the Internal Revenue Code to provide for deferral of capital gains taxes to make these programs attractive. A change in this tax code section or a complete revocation of this section as it relates specifically to TICs could materially impact these programs.
          Section 1031 of the Internal Revenue Code provides for the deferral of capital gains taxes which would ordinarily arise from the sale of real estate through a tax-deferred exchange of property, which defers the recognition of capital gains tax until such time as the replacement property is sold in a taxable transaction. These transactions are referred to as 1031 exchanges. In 2002, the Internal Revenue Service, or IRS, issued advance ruling guidelines outlining the requirements for properly structured TIC arrangements, which the Company believes validate the TIC structure generally and as it employs it. However, as recently as May 2006, the Senate Finance Committee proposed a bill in the negotiations over the budget reconciliation tax-cutting package to modify Section 1031 treatment for TICs as a way to raise additional tax revenue. The proposal was unsuccessful, but the Company cannot assure you that in the future there will not be attempts to limit or disallow the tax deferral benefits for TIC transactions. For the year ended December 31, 2008, approximately 1.4% of the Company’s total revenue was derived from TIC acquisition fees, although this amount is declining due to a significant contraction in the industry in 2008 (see Risk Factor above, “The TIC business in general, from which the Company has historically generated significant revenues, materially contracted in 2008”) If the Company were no longer able to structure TIC Programs as 1031 exchanges for its investors, it could lose a significant amount of revenue in the future, which might materially affect its results of operations. Moreover, any attempt to limit or disallow the tax deferral benefits of the 1031 exchange generally would have a material adverse effect on the real estate industry generally and on the Company’s business and results of operations.
A significant amount of the Company’s programs are structured to provide favorable tax treatment to investors or REITs. If a program fails to satisfy the requirements necessary to permit this favorable tax treatment, the Company could be subject to claims by investors and its reputation for structuring these transactions would be negatively affected, which would have an adverse effect on its financial condition and results of operations.
          The Company structures TIC Programs and public non-traded REITs to provide favorable tax treatment to investors. For example, its TIC investors are able to defer the recognition of gain on sale of investment or business property if they enter into a 1031 exchange. Similarly, qualified REITs generally are not subject to federal income tax at corporate rates, which permits REITs to make larger distributions to investors (i.e. without reduction for federal income tax imposed at the corporate level). If the Company fails to properly structure a TIC transaction or if a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code, the Company could be subject to claims by investors as a result of additional tax they may be required to pay or because they are unable to receive the distributions they expected at the time they made their investment. In addition, any failure to satisfy applicable tax regulations in structuring its programs would negatively affect the Company’s reputation, which would in turn affect its ability to earn additional fees from new programs. Claims by investors could lead to losses and any reduction in the Company’s fees would have a material adverse effect on its revenues.
Any future co-investment activities the Company undertakes could subject it to real estate investment risks which could lead to the need for substantial capital contributions, which may impact its cash flows and financial condition and, if it is unable to make them, could damage its reputation and result in adverse consequences to its holdings.
          The Company may from time to time invest its capital in certain real estate investments with other real estate firms or with institutional investors such as pension plans. Any co-investment will generally require the Company to make initial capital contributions, and some co-investment entities may request additional capital from the Company and its subsidiaries holding investments in those assets. These contributions could adversely impact the Company’s cash flows and financial condition. Moreover, the failure to provide these contributions could have adverse consequences to the Company’s interests in these investments. These adverse consequences could include damage to the Company’s reputation with its co-investment partners as well as dilution of ownership and the necessity of obtaining alternative funding from other sources that may be on disadvantageous terms, if available at all.
Geographic concentration of program properties may expose the Company’s programs to regional economic downturns that could adversely impact their operations and, as a result, the fees the Company is able to generate from them, including fees on disposition of the properties as the Company may be limited in its ability to dispose of properties in a challenging real estate market.
          The Company’s programs generally focus on acquiring assets satisfying particular investment criteria, such as type or quality of tenants. There is generally no or little focus on the geographic location of a particular property. The Company cannot guarantee, however, that its programs will have, or will be able to maintain, a significant amount of geographic diversity. Although the Company’s property programs are located in 31 states, a majority of these properties (by square footage) are located in Texas, California, Florida and North Carolina. Geographic concentration of properties exposes the Company’s programs to economic downturns in the areas where the properties are located. A regional recession or other major, localized economic disruption in a region, such as earthquakes and hurricanes, in any of these areas could adversely affect the Company’s programs’ ability to generate or increase their operating revenues, attract new tenants or dispose of unproductive properties. Any reduction in program revenues would effectively reduce the fees the Company generates from them, which would adversely affect the Company’s results of operations and financial condition.
The failure of Triple Net Properties, LLC, recently renamed Grubb & Ellis Realty Investors, LLC (“GERI”) and Triple Net Properties Realty, Inc. (“Realty”), subsidiaries of the Company acquired in the Merger, to hold certain required real estate licenses may subject Realty and the Company to penalties, such as fines, restitution payments and termination of management agreements, and to the suspension or revocation of certain broker licenses.
          Although Realty was required to have real estate licenses in states in which it acted as a broker for NNN’s investment programs and received real estate commissions prior to 2007, Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of GERI’s revenue was based on an arrangement with Realty to share fees from NNN’s programs. GERI did not hold a real estate license in any state, although most states in which properties of NNN’s programs were located may have required GERI to hold a license in order to share fees. As a result, Realty and the Company may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of certain of Realty’s real estate broker licenses.
If third-party managers providing property management services for the Company’s programs’ office, medical office and healthcare related facilities, retail and multi-family properties are negligent in their performance of, or default on, their management obligations, the tenants may not renew their leases or the Company may become subject to unforeseen liabilities. If this occurs, it could have an adverse effect on the Company’s financial condition and operating results.
          The Company has entered into agreements with third-party management companies to provide property management services for a significant number of the Company’s programs’ properties, and the Company expects to enter into similar third-party management agreements with respect to properties the Company’s programs acquire in the future. The Company does not supervise these third-party managers and their personnel on a day-to-day basis and the Company cannot assure you that they will manage the Company’s programs’ properties in a manner that is consistent with their obligations under the Company’s agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that these managers will not otherwise default on their management obligations to the Company. If any of the foregoing occurs, the relationships with the Company’s programs’ tenants could be damaged, which may cause the tenants not to renew their leases, and the Company could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If the Company is unable to lease the properties or the Company becomes subject to significant liabilities as a result of third-party management performance issues, the Company’s operating results and financial condition could be substantially harmed.

The Company or its new programs may be required to incur future indebtedness to raise sufficient funds to purchase properties.
          One of the Company’s business strategies is to develop new programs. The development of a new program requires the identification and subsequent acquisition of properties when the opportunity arises. In some instances, in order to effectively and efficiently complete a program, the Company may provide deposits for the acquisition of property or actually purchase the property and warehouse it temporarily for the program. If the Company does not have cash on hand available to pay these deposits or fund an acquisition, the Company or the Company’s programs may be required to incur additional indebtedness, which indebtedness may not be available on acceptable terms. If the Company incurs substantial debt, the Company could lose its interests in any properties that have been provided as collateral for any secured borrowing, or the Company could lose its assets if the debt is recourse to it. In addition, the Company’s cash flow from operations may not be sufficient to repay these obligations upon their maturity, making it necessary for the Company to raise additional capital or dispose of some of its assets. The Company cannot assure you that it will be able to borrow additional debt on satisfactory terms, or at all.
The Company may be required to repay loans the Company guaranteed that were used to finance properties acquired by the Company’s programs.
          From time to time the Company has provided guarantees of loans for properties under management. As of December 31, 2008, there were 151 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from 1 to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion as of December 31, 2008. The Company’s guarantees consisted of the following as of December 31, 2008.

(In thousands)	December 31, 2008
Non-recourse/carve-out guarantees of debt of properties under management(1)	$3,414,433
Non-recourse/carve-out guarantees of the Company’s debt(1)	$107,000
Recourse guarantees of debt of properties under management	$42,426
Recourse guarantees of the Company’s debt	$10,000

(1)	A “non-recourse/carve-out” guaranty imposes personal liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents.
          In addition, the consolidated variable interest entities (“VIEs”) and unconsolidated VIEs are jointly and severally liable on the non-recourse mortgage debt related to the interests in the Company’s TIC investments totaling $277.8 million and $385.3 million as of December 31, 2008, respectively.
          As property values and performance decline, the risk of exposure under these guarantees increases. Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of the Guarantees Topic. As of December 31, 2008, the Company recorded a liability of $9.1 million related to recourse guarantees of debt of properties under management which matured in January and April 2009. Any other such liabilities were insignificant as of December 31, 2008 and 2007.
The revenue streams from the Company’s management services may be subject to limitation or cancellation.
          The agreements under which the Company provides advisory and management services to public non-traded REITs may generally be terminated by each REIT’s independent Board of Directors following a notice period, with or without cause. The Company cannot assure you that these agreements will not be terminated. Grubb & Ellis Healthcare REIT, Inc. (now Healthcare Trust of America, Inc.) did not renew its Advisory Agreement with the Grubb & Ellis Healthcare REIT Advisor, LLC, a subsidiary of the Company, upon the termination of the Advisory Agreement on September 20, 2009 and, as a result, the Company’s asset and property management fees have been reduced. In addition, if the Company has a significant amount of TIC Programs selling their properties or public non-traded REITs liquidating in the same period, the Company’s revenues would decrease unless it is able to find replacement programs to generate new fees. The Company is currently in the process of liquidating two of its public non-traded REITs and, as a result, the Company’s management fees from these REITs have been reduced due to the number of properties that have been sold. Any decrease in the Company’s fees, as a result of termination of a contract or customary close out or liquidation of a program, could have a material adverse effect on the Company’s business, results of operations and financial condition.
Future pressures to lower, waive or credit back the Company’s fees could reduce the Company’s revenue and profitability.
          The Company has on occasion waived or credited its fees for real estate acquisitions and financings for the Company’s TIC Programs to improve projected investment returns and attract TIC investors. There has also been a trend toward lower fees in some segments of the third-party asset management business, and fees paid for the management of properties in the Company’s TIC Programs or public non-traded REITs could follow these trends. In order for the Company to maintain its fee structure in a competitive environment, the Company must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. The Company cannot assure you that it will be able to maintain its current fee structures. Fee reductions on existing or future new business could have a material adverse impact on the Company’s revenue and profitability.

Regulatory uncertainties related to the Company’s broker-dealer services could harm the Company’s business.
          The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), and other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. The ability to comply with applicable laws and rules is largely dependent on an internal system to ensure compliance, as well as the ability to attract and retain qualified compliance personnel. The Company could be subject to disciplinary or other actions in the future due to claimed noncompliance with these securities regulations, which could have a material adverse effect on the Company’s operations and profitability.
The Company depends upon its programs’ tenants to pay rent, and their inability to pay rent may substantially reduce certain fees the Company receives which are based on gross rental amounts.
          The Company’s programs are subject to varying degrees of risk that generally arise from the ownership of real estate. For example, the income the Company is able to generate from management fees is derived from the gross rental income on the properties in its programs. The rental income depends upon the ability of the tenants of the Company’s programs’ properties to generate enough income to make their lease payments to the Company. Changes beyond the Company’s control may adversely affect the tenants’ ability to make lease payments or could require them to terminate their leases. Either an inability to make lease payments or a termination of one or more leases could reduce the management fees the Company receives. These changes include, among others, the following:
•	downturns in national or regional economic conditions where the Company’s programs’ properties are located, which generally will negatively impact the demand and rental rates;

•	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for properties in the Company’s programs, making it more difficult for the Company’s programs to lease space at attractive rental rates or at all;

•	competition from other available properties, which could cause the Company’s programs to lose current or prospective tenants or cause them to reduce rental rates; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.
Due to these changes, among others, tenants and lease guarantors, if any, may be unable to make their lease payments.
          Defaults by tenants or the failure of any lease guarantors to fulfill their obligations, or other early termination of a lease could, depending upon the size of the leased premises and the Company’s ability as property manager to successfully find a substitute tenant, have a material adverse effect on the Company’s revenue.
Conflicts of interest inherent in transactions between the Company’s programs and the Company, and among its programs, could create liability for the Company that could have a material adverse effect on its results of operations and financial condition.
          These conflicts include but are not limited to the following:
•	the Company experiences conflicts of interests with certain of its directors, officers and affiliates from time to time with regard to any of its investments, transactions and agreements in which it holds a direct or indirect pecuniary interest;

•	since the Company receives both management fees and acquisition and disposition fees for its programs’ properties, the Company could be in conflict with its programs over whether their properties should be sold or held by the program and the Company may make decisions or take actions based on factors other than in the best interest of investors of a particular sponsored investor program;

•	a component of the compensation of certain of the Company’s executives is based on the performance of the Company, its stock and particular programs, which could cause the executives to favor those programs over others;

•	the Company may face conflicts of interests as to how it allocates property acquisition opportunities or prospective tenants among competing programs;

•	the Company may face conflicts of interests if programs sell properties to each other or invest in each other; and

•	the Company’s executive officers will devote only as much of their time to a program as they determine is reasonably required, which may be substantially less than full time; during times of intense activity in other programs, these officers may devote less time and fewer resources to a program than are necessary or appropriate to manage the program’s business.
The Company cannot assure you that one or more of these conflicts will not result in claims by investors in its programs, which could have a material adverse effect on its results of operations and financial condition.
The offerings conducted to raise capital for the Company’s TIC Programs are done in reliance on exemptions from the registration requirements of the Securities Act. A failure to satisfy the requirements for the appropriate exemption could void the offering or, if it is already completed, provide the investors with rescission rights, either of which would have a material adverse effect on the Company’s reputation and as a result its business and results of operations.
          The securities of the Company’s TIC Programs are offered and sold in reliance upon a private placement offering exemption from registration under the Securities Act and applicable state securities laws. If the Company or its dealer-manager failed to comply with the requirements of the relevant exemption and an offering were in process, the Company may have to terminate the offering. If an offering was completed, the investors may have the right, if they so desired, to rescind their purchase of the securities. A rescission offer could also be required under applicable state securities laws and regulations in states where any securities were offered without registration or qualification pursuant to a private offering or other exemption. If a number of holders sought rescission at one time, the applicable program would be required to make significant payments which could adversely affect its business and as a result, the fees generated by the Company from such program. If one of the Company’s programs was forced to terminate an offering before it was completed or to make a rescission offer, the Company’s reputation would also likely be significantly harmed. Any reduction in fees as a result of a rescission offer or a loss of reputation would have a material adverse effect on the Company’s business and results of operations.
The inability to identify suitable refinance options may negatively impact investment program performance and cause harm to the Company’s reputation, cause the loss of management contracts and third-party broker-dealer selling agreements, limit the Company’s ability to sign future third-party broker-dealer selling agreements and potentially expose the Company to legal liability.
          The availability of real estate financing has greatly diminished over the past year as a result of the global credit crisis and overall decline in the real estate market. As a result, the Company may not be able to refinance some or all of the loans maturing in its investment management portfolio. Failure to obtain suitable refinance options may have a negative impact on investment returns and may potentially cause investments to go into foreclosure or result in a complete loss of equity for program investors. Any such negative impact on distributions, foreclosure or loss of equity in an investment program could adversely affect the Company’s reputation and the Company’s ability to attract investors for future investment programs. In addition, it could cause the Company to lose asset and property management contracts, cause the Company to lose third-party broker-dealer selling agreements for existing investment programs, including its REITs, and limit the Company’s ability to sign future third-party broker-dealer agreements. Significant losses in investor equity and reductions in distributions increase the risk of claims or legal actions by program investors. Any such legal liability could result in damage to the Company’s reputation, loss of third-party broker-dealer selling agreements and incurrence of legal expenses.
An increase in interest rates may negatively affect the equity value of the Company’s programs or cause the Company to lose potential investors to alternative investments, causing the fees the Company receives for transaction and management services to be reduced.
          Although in the last two years, interest rates in the United States have generally decreased, if interest rates were to rise, the Company’s financing costs would likely rise and the Company’s net yield to investors may decline. This downward pressure on net yields to investors in the Company’s programs could compare poorly to rising yields on alternative investments. Additionally, as interest rates rise, valuations of commercial real estate properties typically decline. A decrease in both the attractiveness of the Company’s programs and the value of assets held by these programs could cause a decrease in both transaction and management services revenues, which would have an adverse effect on the Company’s results of operations.
Increasing competition for the acquisition of real estate may impede the Company’s ability to make future acquisitions which would reduce the fees the Company generates from these programs and could adversely affect the Company’s operating results and financial condition.
          The commercial real estate industry is highly competitive on an international, national and regional level. The Company’s programs face competition from REITs, institutional pension plans, and other public and private real estate companies and private real estate investors for the acquisition of properties and for raising capital to create programs to make these acquisitions. Competition may prevent the Company’s programs from acquiring desirable properties or increase the price they must pay for real estate. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If the Company’s programs pay higher prices for properties, investors may experience a lower return on investment and be less inclined to invest in the Company’s next program which may decrease the Company’s profitability. Increased competition for properties may also preclude the Company’s programs from acquiring properties that would generate the most attractive returns to investors or may reduce the number of properties the Company’s programs could acquire, which could have an adverse effect on the Company’s business.
Illiquidity of real estate investments could significantly impede the Company’s ability to respond to adverse changes in the performance of the Company’s programs’ properties and harm the Company’s financial condition.
          Because real estate investments are relatively illiquid, the Company’s ability to promptly facilitate a sale of one or more properties or investments in the Company’s programs in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in the market for a property, changes in the financial condition or prospects of prospective purchasers, changes in regional, national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Fees from the disposition of properties would be materially affected if the Company were unable to facilitate a significant number of property dispositions for the Company’s programs.
Uninsured and underinsured losses may adversely affect operations.
          Should a property sustain damage or an occupant sustain an injury, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. In the event of a substantial property loss or personal injury, the insurance coverage may not be sufficient to pay the full damages. In the event of an uninsured loss, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds the Company receives, if any, might not be adequate to restore the Company’s economic position with respect to the property. In the event of a significant loss at one or more of the properties in the Company’s programs, the remaining insurance under the applicable policy, if any, could be insufficient to adequately insure the remaining properties. In this event, securing additional insurance, if possible, could be significantly more expensive than the current policy. A loss at any of these properties or an increase in premium as a result of a loss could decrease the income from or value of properties under management in the Company’s programs, which in turn would reduce the fees the Company receives from these programs. Any decrease or loss in fees could have a material adverse effect on the Company’s financial condition or results of operations.
          The Company carries commercial general liability, fire and extended coverage insurance with respect to the Company’s programs’ properties. The Company obtains coverage that has policy specifications and insured limits that the Company believes are customarily carried for similar properties. The Company cannot assure you, however, that particular risks that are currently insurable will continue to be insurable on an economic basis or that current levels of coverage will continue to be available. In addition, the Company generally does not obtain insurance against certain risks, such as floods.
Risks Related to the Company in General
Delaware law and provisions of the Company’s amended and restated certificate of incorporation and restated bylaws contain provisions that could delay, deter or prevent a change of control.
          The anti-takeover provisions of Delaware law impose various impediments on the ability or desire of a third party to acquire control of the Company, even if a change of control would be beneficial to its existing stockholders, and the Company will be subject to these Delaware anti-takeover provisions. Additionally, the Company’s amended and restated certificate of incorporation and its restated bylaws contain provisions that might enable its management to resist a proposed takeover of the Company. The provisions include:
•	the authority of the Company’s Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Company’s Board of Directors may determine;

•	the authority of the Company’s Board of Directors to adopt, amend or repeal the Company’s bylaws; and

•	a prohibition on holders of less than a majority of the Company’s outstanding shares of capital stock calling a special meeting of the Company’s stockholders.
These provisions could discourage, delay or prevent a change of control of the Company or an acquisition of the Company at a price that its stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for the Company’s stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock.

The Company has the ability to issue blank check preferred stock, which could adversely affect the voting power and other rights of the holders of its common stock.
          The Board of Directors has the right to issue “blank check” preferred stock, which may affect the voting rights of holders of common stock and could deter or delay an attempt to obtain control of the Company. There are currently nineteen million authorized and undesignated shares of preferred stock that could be so issued. The Company’s Board of Directors is authorized, without any further stockholder approval, to issue one or more additional series of preferred stock in addition to the currently outstanding 12% Preferred Stock. The Company is authorized to fix and state the voting rights, powers, designations, preferences and relative participation or other special rights of each such series of preferred stock and any qualifications, limitations and restrictions thereon. Preferred stock typically ranks prior to the common stock with respect to dividend rights, liquidation preferences, or both, and may have full, limited, or expanded voting rights. Accordingly, issuances of preferred stock could adversely affect the voting power and other rights of the holders of common stock and could negatively affect the market price of the Company’s common stock.
The Company has registration rights outstanding, which could have a negative impact on its share price if exercised.
          In addition to the shares of common stock and the 12% Preferred Stock that are being registered pursuant to the registration statement of which this prospectus is included within, pursuant to the Company’s registration rights agreement with Kojaian Ventures, L.L.C. and Kojaian Holdings, LLC, the holders of such rights could, in the future, cause the Company to file additional registration statements with respect to certain of its shares of common stock, which could have a negative impact on the market price of the Company’s common stock.
          In addition to the shares of common stock and the 12% Preferred Stock that are being registered pursuant to the registration statement of which this prospectus is included within, pursuant to the Company’s registration rights agreement with certain holders of 12% Preferred Stock, the holders of such rights could, in the future, cause the Company to file additional registration statements with respect to its shares of 12% Preferred Stock and common stock, which could have a negative impact on the market price of the Company’s common stock.
Future sales of the Company’s common stock could adversely affect its stock price
          There are an aggregate of 996,849 Company shares at September 30, 2009 subject to issuance upon the exercise of outstanding options. Accordingly, these shares will be available for sale in the open market, subject to vesting restrictions, and, in the case of affiliates, certain volume limitations. The sale of shares either pursuant to the exercise of outstanding options or as after the satisfaction of vesting restriction of certain restricted stock could also cause the price of the Company’s common stock to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
          We are including the following discussion to inform you of some of the risks and uncertainties that can affect our company. Various statements contained in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. We use words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should” and similar expressions to identify forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by applicable securities laws, and we caution you not to rely on them unduly. You are further cautioned that any forward-looking statements are not guarantees of future performance. Our beliefs, expectations and intentions can change as a result of many possible events or factors, not all of which are known to us or are within our control, and a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such factors, risks and uncertainties include, but are not limited to:
•	liquidity and availability of additional or continued sources of financing;

•	the continued weakening national economy in general and the commercial real estate markets in particular;

•	the continued global credit crises and capital markets disruption;

•	changes in general economic and business conditions, including interest rates, the cost and availability of financing of capital for investment in real estate, clients’ willingness to make real estate commitments and other factors impacting the value of real estate assets;

•	our ability to retain major clients and renew related contracts;

•	the failure of properties sponsored or managed by us to perform as anticipated;

•	the effects of the restatement of certain of our financial statements;

•	our ability to compete in specific geographic markets or business segments that are material to us;

•	the contraction of the TIC market; declining values of real assets and distributions on our programs;

•	significant variability in our results of operations among quarters;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our ability to comply with the laws and regulations applicable to real estate brokerage investment syndication and mortgage transactions;

•	our exposure to liabilities in connection with real estate brokerage, real estate and property management activities;

•	changes in the key components of revenue growth for large commercial real estate services companies;

•	reliance of companies on outsourcing for their commercial real estate needs;

•	trends in use of large, full-service real estate providers;

•	diversification of our client base;

•	improvements in operating efficiency;

•	protection of our brand;

•	trends in pricing for commercial real estate services;

•	the effect of implementation of new tax and accounting rules and standards; and

•	the other risks identified in this prospectus including, without limitation, those under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
          You should carefully consider these and other factors, risks and uncertainties before you make an investment decision with respect to the 12% Preferred Stock or our common stock.

THE COMPANY
General
          Grubb & Ellis Company, a Delaware corporation founded 50 years ago in Northern California, is one of the country’s largest and most respected commercial real estate services and investment management firms. On December 7, 2007, the Company effected a stock merger (the “Merger”) with NNN Realty Advisors, Inc. (“NNN”), a real estate asset management company and nationally recognized sponsor of public non-traded real estate investment trusts (“REITs”), as well as a sponsor of tax deferred tenant-in-common (“TIC”) 1031 property exchanges and other investment programs. Upon the closing of the Merger, a change of control occurred. The former stockholders of NNN acquired approximately 60% of the Company’s issued and outstanding common stock.
          With 127 owned and affiliate offices worldwide (54 owned and approximately 73 affiliates) and more than 6,000 professionals, including a brokerage sales force of more than 1,800 brokers, the Company offers property owners, corporate occupants and program investors comprehensive integrated real estate solutions, including transactions, management, consulting and investment advisory services supported by proprietary market research and extensive local market expertise.
          In certain instances throughout this prospectus, phrases such as “legacy Grubb & Ellis” or similar descriptions are used to reference, when appropriate, Grubb & Ellis prior to the Merger. Similarly, in certain instances throughout this prospectus the term NNN, “legacy NNN” or similar phrases are used to reference, when appropriate, NNN Realty Advisors, Inc. prior to the Merger.
Business Segment Reporting
          The Company currently reports its revenue by three operating business segments in accordance with the requirements of the Segment Reporting Topic, which includes providing acquisition, financing and disposition services with respect to its programs, asset management services related to its programs, and dealer-manager services by its securities broker-dealer, which facilitates capital raising transactions for its TIC, REIT and other investment programs; Transaction Services, which comprises its real estate brokerage operations; and Management Services, which includes property management, corporate facilities management, project management, client accounting, business services and engineering services for unrelated third parties and properties owned by the programs it sponsors. Additional information on these business segments can be found in Note 19 to the consolidated financial statements included in this prospectus. Subsequent to the Merger, the legacy NNN reportable segments were realigned into a single operating and reportable segment called Investment Management. This realignment had no impact on the Company’s consolidated balance sheet, results of operations or cash flows.
          For the year ended December 31, 2008, the Company had revenues of approximately $628.8 million and loss from continuing operations of approximately $318.7 million.
Transaction Services
          Grubb & Ellis has a track record of over 50 years of proven performance in the commercial real estate industry and is one of the largest real estate brokerage firms in the country, offering clients the experience of thousands of successful transactions and the expertise that comes from a nationwide platform. By focusing on the overall business objectives of its clients, Grubb & Ellis utilizes its research capabilities, extensive properties database and expert negotiation skills to create, buy, sell and lease opportunities for both users and owners of commercial real estate. With a comprehensive approach to transactions, Grubb & Ellis offers a full suite of services to clients, from site selection and sale negotiations to needs analysis, occupancy projections, prospect qualification, pricing recommendations, long-term value consultation, tenant representation and consulting services. As one of the most active and largest commercial real estate brokerages in the United States, Grubb & Ellis’ traditional real estate services provide added value to the Company’s real estate investment programs by offering a comprehensive market view and local area expertise. This powerful business combination allows the Company to identify attractive investment properties and quickly acquire them for the benefit of its program investors. In addition, select brokers have the opportunity to cross-sell product through the Company’s Investment Management platform.
          The Company actively engages its brokerage force in the execution of its marketing strategy. Regional and metro-area managing directors, who are responsible for operations in each major market, facilitate the development of brokers. Through the Company’s specialty practice groups, known as “Specialty Councils,” key personnel share information regarding local, regional and national industry trends and participate in national marketing activities, including trade shows and seminars. This ongoing dialogue among brokers serves to increase their level of expertise as well as their network of relationships, and is supplemented by other more formal education, including recently expanded training programs offering sales and motivational training and cross-functional networking and business development opportunities.

          In some local markets where the Company does not have owned offices, it has affiliation agreements with independent real estate service providers that conduct business under the Grubb & Ellis brand. The Company’s affiliation agreements provide for exclusive mutual referrals in their respective markets, generating referral fees. The Company’s affiliation agreements are generally multi-year contracts. Through its affiliate offices, the Company has access to more than 1,000 brokers with local market research capabilities.
          The Company’s Corporate Services Group provides comprehensive coordination of all required real estate related services to help realize the needs of clients’ real estate portfolios and to maximize their business objectives. These services include consulting services, lease administration, strategic planning, project management, account management and international services. As of December 31, 2008, Grubb & Ellis had in excess of 1,800 brokers at its owned and affiliate offices, of which 814 brokers were at its owned offices, down from 927 at December 31, 2007. Approximately 67% and 33% of the Company’s Transaction Services revenue were from leasing and sale transactions, respectively, during 2008.
Management Services
          Grubb & Ellis delivers integrated property, facility, asset, construction, business and engineering management services to a host of corporate and institutional clients. The Company offers customized programs that focus on cost-efficient operations and tenant retention.
          The Company manages a comprehensive range of properties including headquarters, facilities and class A office space for major corporations, including many Fortune 500 companies. Grubb & Ellis’ skills extend to management of industrial, manufacturing and warehousing facilities as well as data centers, retail outlets and multi-family properties for real estate users and investors.
          Additionally, Grubb & Ellis provides consulting services, including site selection, feasibility studies, exit strategies, market forecasts, appraisals, strategic planning and research services.
          The Company is committed to providing unparalleled client service. In addition to expanding the scope of products and services offered, it is also focused on ensuring that it can support client relationships with best-in-class service. During 2008, the Company continued to expand the number of client service relationship managers, which provide a single point of contact to corporate clients with multi-service needs.
          Grubb & Ellis Management Services, the Company’s Management Services subsidiary, was recognized as Microsoft Corporation’s top vendor of 2007 from among more than 15,000 vendors. In addition, in 2008 Grubb & Ellis secured significant new management services contracts from Kraft Foods, Sharp Healthcare and Red Mountain West. The Company also secured significant contract renewals with Ingersoll Rand and Qwest Communications. At December 31, 2008, Grubb & Ellis managed approximately 231.0 million square feet, of which 184.1 million were from third parties and 46.9 million related to its investment management programs.
Investment Management
          The Company and its subsidiaries are leading sponsors of real estate investment programs that provide individuals and institutions the opportunity to invest in a broad range of real estate investment vehicles, including tax-deferred 1031 TIC exchanges, public non-traded REITs and real estate investment funds. During the year ended 2008 and the nine months ended September 30, 2009, respectively, the Company raised more than $984.3 million and $533.0 million in investor equity for its sponsored investment programs; as of September 30, 2009, the Company has more than $5.8 billion of assets under management related to the various programs that it sponsors. The Company has completed transaction acquisition and disposition volume totaling approximately $11.9 billion on behalf of more than 55,000 program investors since 1998.
          Investment management products are distributed through the Company’s broker-dealer subsidiary, Grubb & Ellis Securities Inc. (“GBE Securities”) (formerly NNN Capital Corp.). GBE Securities is registered with the SEC, FINRA and all 50 states. GBE Securities has agreements with an extensive network of broker dealers. These selling relationships provide access to thousands of licensed registered representatives. Part of the Company’s strategy is to expand its network of broker-dealers to increase the amount of equity that it raises in its various investment programs.
          Grubb & Ellis Realty Investors, LLC (“GERI”) (formerly Triple Net Properties, LLC), a subsidiary of the Company, is a recognized market leader in the securitized TIC industry as measured by total equity raised according to published reports of OMNI Research and Consulting LLC (“OMNI”). This product strategy allows investors to fractionally own large, institutional-quality real estate assets with the added advantage of qualifying for deferred tax benefits on real estate capital gains. The Company currently sponsors more than 150 TIC Programs and has taken more than 50 programs full cycle (from acquisition through disposition). The Company raised $176.9 million and $13.0 million, respectively, of TIC equity during the year ended December 31, 2008 and the nine months ended September 30, 2009.

          Public non-traded REITs are registered with the SEC but are not listed on any of the securities exchanges like a traded REIT. According to the published Stanger Report, Winter 2009, by Robert A. Stanger and Co., an independent financial advisor, approximately $10.3 billion was raised in this sector in 2008 and $6.2 billion is estimated to be raised in 2009. The Company currently sponsors two demographically focused programs that are actively raising capital, Grubb & Ellis Healthcare REIT II, Inc. and Grubb & Ellis Apartment REIT, Inc. The Company’s sponsored REIT programs raised $592.7 million and $518.0 million, respectively, during the year ended December 31, 2008 and the nine months ended September 30, 2009.
          In February 2008, the Company launched its Private Client Management program for high net worth investors. This platform provides comprehensive real estate investment and advisory services to high net worth investors, offering qualified individuals, entities and corporations, the opportunity to benefit from the potential advantages of real estate investment through a passive, sole-ownership vehicle that delivers discretion to the investor. Private Client Management is open to all qualified investors seeking to build or expand their commercial real estate portfolio, whether their investment objectives are tax-deferred 1031 exchange driven or not. The Company raised more than $193 million and $0, respectively, of equity through Private Client Management during the year ended December 31, 2008 and the nine months ended September 30, 2009.
          In 2008, the Company started a family of U.S. and global open end mutual funds that focus on real estate securities and manage private investment funds exclusively for qualified investors through its 51% ownership in Grubb & Ellis Alesco Global Advisors, LLC (“Alesco”). The Company, through its subsidiary, Alesco, serves as the general partner and investment advisor to six hedge fund limited partnerships, five of which are required to be consolidated: Grubb & Ellis AGA Realty Income Fund, LP, AGA Strategic Realty Fund, L.P., AGA Global Realty Fund LP and AGA Realty Income Partners LP, and one mutual fund which is required to be consolidated, Grubb & Ellis Realty Income Fund. Alesco had approximately $8 million of investment funds under management as of September 30, 2009.
          Through its multi-family platform, the Company provides investment management services for TIC and REIT apartment products and currently manages in excess of 13,000 apartment units through Grubb & Ellis Residential Management, Inc., the Company’s multi-family management services subsidiary.
Our Opportunity
          The Company seamlessly integrates its traditional transaction and management services with the innovative investment programs of GERI. All functions of the new Company work together to provide comprehensive service to clients and program investors. Teamed with a forward-looking investment strategy that seeks to capitalize on the nation’s changing demographics, the Company’s various service offerings support its investment programs to provide clients and program investors with a full array of solutions for multiple needs. The proprietary research and demographic investing strategy of the Company establishes a foundation upon which its investment programs are based. The real estate brokerage network of the Company offers keen insight into the available pool of assets nationwide, in order to maximize acquisition opportunities for program investors. The professional property and asset management services of the Company drive value to each of the investment programs from acquisition through ultimate disposition. The Company’s management believes that it has the vision, discipline and strategy to deliver innovative solutions across the full spectrum of commercial real estate, whether it is a need for space, strategic planning or a real estate investment product that meets specific return criteria.
          The Company re-branded its investment programs as Grubb & Ellis subsequent to the Merger to capitalize on the strength of the brand name. Its TIC Programs are sponsored by GERI, its REIT investment programs are now Grubb & Ellis Healthcare REIT II, Inc. and Grubb & Ellis Apartment REIT, Inc. and its FINRA registered broker-dealer is now Grubb & Ellis Securities, Inc. As part of the Company’s strategic plan, management has identified more than $20.0 million of expense synergies, on an annualized basis, a portion of which has been invested in enhancing the management team with the addition of several executives in key operational and management roles.
Property Acquisitions and Dispositions
          During the first half of 2007, the Company acquired three commercial properties—the Danbury Property in Danbury, Connecticut, Abrams Center in Dallas, Texas and 6400 Shafer Court in Rosemont, Illinois—for an aggregate contract price of $122.2 million, along with acquisition costs of approximately $1.3 million, and assumed obligations of approximately $542,000. The Company acquired the three properties pursuant to its warehousing strategy to accumulate these assets with the intention to hold them for future sale to Grubb & Ellis Realty Advisors, Inc. (“GERA”), the Company’s affiliated publicly traded special purpose acquisition company formed by the Company in September 2005. The Company funded its equity position in these acquisitions primarily with borrowings from its Credit Facility.
          Simultaneously with the acquisition of the third property in June 2007, the Company closed two non-recourse mortgage loan financings with Wachovia Bank, National Association in an aggregate amount of $120.5 million. The proceeds of the mortgage loans were used to finance the purchase of this third property, to fund certain required reserves for all three properties, to pay the lender’s fees and costs and to repay certain amounts borrowed by the Company through its Credit Facility with respect to the first two properties purchased.

          As a result of GERA failing to obtain the requisite consents of its stockholders in February 2008 to approve the acquisition of the three commercial office properties from the Company, GERA was unable to effect a business combination within the proscribed deadline of March 3, 2008 in accordance with its charter and was required to liquidate. Consequently, pursuant to a proxy statement filed by GERA with the SEC on March 24, 2008, at a special meeting of GERA’s stockholders held on April 14, 2008, the stockholders approved the dissolution and plan of liquidation of GERA. In the first quarter of 2008 the Company wrote-off its investment in GERA of approximately $5.8 million, including its stock and warrant purchases, operating advances and third party costs. The Company also paid third-party legal, accounting, printing and other costs (other than monies paid to stockholders of GERA on liquidation) associated with the dissolution and liquidation of GERA. In addition, the various exclusive service agreements that the Company had previously entered into with GERA for transaction services, property and facilities management, and project management, were no longer of any force or effect.
          As of September 30, 2008, the Company initiated a plan to sell five properties it classified as real estate held for investment in its financial statements as of September 30, 2008. These five properties are comprised of the three commercial properties that were initially intended to be transferred to GERA as discussed above (the “GERA Properties”) and two other properties that the Company previously acquired with the intention of transferring to a strategic office fund that ultimately was never launched. As of December 31, 2008, the Company had a covenant within its Credit Facility that required the sale of the GERA Properties before March 31, 2009. The downturn in the global capital markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions by March 31, 2009. Pursuant to the requirements of the Property, Plant and Equipment Topic, the Company assessed the value of the assets. In addition, the Company reviewed the valuation of its other owned properties and real estate investments. This valuation review resulted in the Company recognizing an impairment charge of approximately $90.4 million against the carrying value of the properties and real estate investments during the year ended December 31, 2008.
          On October 31, 2008, the Company entered into that certain Agreement for the Purchase and Sale of Real Property and Escrow Instructions to effect the sale of the Danbury Property located at 39 Old Ridgebury Road, Danbury, Connecticut, to an unaffiliated entity for a purchase price of $76 million. This agreement was amended and restated in its entirety by that certain Danbury Merger Agreement dated as of January 23, 2009, as amended by the First Amendment to Danbury Merger Agreement dated as of January 23, 2009 (the “First Danbury Amendment”), which reduced the purchase price to $73.5 million. In accordance with the terms of the Danbury Merger Agreement, as amended by the First Danbury Amendment, the Company received one half of the buyer’s deposits in an amount of $3.125 million from the buyer upon the execution of the Danbury Merger Agreement, which released deposit remained subject to the terms of the Danbury Merger Agreement and the remaining $3.125 million of deposits continued to be held in escrow pending the closing. On May 19, 2009, the Company and the buyer entered into the Second Amendment to the Danbury Merger Agreement (the “Second Danbury Amendment”) pursuant to which the remaining $3.125 million of deposits held in escrow were released to the Company (and remain subject to the terms of the Danbury Merger Agreement, as amended) and the purchase price was reduced to $72.4 million. The closing of the sale of the property pursuant to the Second Danbury Amendment closed on June 4, 2009.
Restatement of Certain Financial Information and Special Investigation
          On March 16, 2009, management and the Audit Committee of the Board of Directors of the Company concluded that the Company’s previously issued audited financial statements for each of the fiscal years ended December 31, 2006 and 2007, the unaudited interim financial statements for each of the quarters ended March 31, June 30 and September 30, 2008 and selected financial data derived from the Company’s previously issued audited financial statements for the fiscal years ended December 31, 2005 and 2004 included in the Company’s securities filings thereafter should be restated.
          The Audit Committee reached this conclusion after consulting with and upon the recommendation of management. The Audit Committee and management have discussed this conclusion with Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, and management has discussed this conclusion with Deloitte & Touche LLP (“D&T”), the independent registered public accounting firm for NNN prior to the Merger.
          As a consequence, (i) the Company’s consolidated balance sheets as of December 31, 2006 and December 31, 2007, and for each of the quarters ended March 31, June 30, and September 30, 2008; (ii) the Company’s related consolidated statements of operations, stockholders’ equity and cash flows for each of the fiscal years ended December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007 and for each of the quarters ended March 31, June 30 and September 30, 2008 and 2007, and the footnotes thereto; (iii) the related report of EY, with respect to the fiscal year ended December 31, 2007; and (iv) the related reports of D&T, with respect to the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, should no longer be relied upon. The restatement of the Company’s financial statements is based upon a review of the accounting treatment of certain transactions entered into by NNN with respect to certain tenant-in-common investment programs (“TIC Programs”) sponsored by NNN prior to the Merger. During this review, the Company discovered that NNN had recognized fee revenue in 2004, 2005, 2006 and 2007 and the Company had recognized fee revenue in the three interim periods in 2008 in advance of the period in which such fee revenue should have been recognized.

          After considering management’s recommendation and consulting with EY, the Audit Committee has determined that NNN incorrectly recognized fee revenue under the requirements of the Real Estate—Retail Land Topic and Real Estate—General Topic, in 2005, 2006 and 2007 and the three interim periods in 2008 in connection with certain TIC Programs in which NNN had various forms of continuing involvement after the close of the sale of the investments in the TIC Programs to third-parties. As a result of the recognition by NNN of the applicable fee revenue in the wrong accounting period, the Company reduced retained earnings as of January 1, 2006 by approximately $8.7 million; increased revenues in 2006 by approximately $518,000; and increased revenues in 2007 by approximately $251,000.
          The Audit Committee also has determined, after considering management’s recommendation and consulting with EY, that because NNN had various forms of continuing involvement after the close of the sale of the investments in the TIC Programs to third-parties, certain entities involved in the TIC Programs were variable interest entities in which the Company was the primary beneficiary and therefore are required to be consolidated in accordance with the requirements of the Consolidation Topic. The restatement also reflects the consolidation of these entities.
          The determination to restate the Company’s financial statements was prompted by the Audit Committee being made aware in mid-December 2008 of the existence of a letter agreement, wherein a former executive of NNN caused NNN to agree to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC Program (the “Exchange Letter”). As a consequence, the Board of Directors formed a special committee (the “Special Committee”) to investigate the facts and circumstances surrounding the Exchange Letter and to determine whether there were any other similar agreements that might impact the Company’s previously issued financial statements. The Special Committee retained independent outside counsel, Manatt Phelps & Phillips, LLP (“Manatt”), to assist it with this investigation. In connection therewith, the Special Committee asked management to review the accounting treatment regarding the Exchange Letter and any other letter agreements that might be identified in the course of the special investigation. In the course of the special investigation, the Audit Committee and management became aware of additional letter agreements authorized by former executives of NNN (collectively, the “Additional Letters”), some providing for a right of exchange similar to that contained in the Exchange Letter and others in which NNN committed to provide certain investors in certain TIC Programs a specified rate of return. Manatt has concluded its investigation and advised the Board of Directors that it did not uncover in the course of its investigation any other letter agreements similar to the Exchange Letter and the Additional Letters. In connection with the restatement of certain of the Company’s financial statements as described herein and in Note 3 to the consolidated financial statements included in this prospectus, management of the Company re-evaluated the effectiveness of its disclosure controls and procedures both prior and subsequent to the Merger. As a result of this re-evaluation, management determined that there was a control deficiency that constituted a material weakness in the Company’s internal controls prior to the Merger that was not adequately remediated as of December 31, 2008. Accordingly, additional enhancements to the control environment have been implemented in 2009 to ensure that controls related to these material weaknesses are strengthened and will operate effectively.
Industry and Competition
          The U.S. commercial real estate services industry is large and highly fragmented, with thousands of companies providing asset management, investment management and brokerage services. In recent years the industry has experienced substantial consolidation, a trend that is expected to continue.
          The top 25 brokerage companies collectively completed nearly $1.2 trillion in investment sales and leasing transactions globally in 2007, according to the latest available survey published by National Real Estate Investor, which is the most recent available survey. The Company ranked 13th in this survey, including transactions in its affiliate offices.
          Within the management services business, according to a recent survey published in 2008 by National Real Estate Investor, the top 25 companies in the industry manage over 8.3 billion square feet of commercial property. The Company ranks as the seventh largest property management company in this survey with 265.6 million square feet under management at year end 2007, including property under management in its affiliate offices. The largest company in the survey had 1.9 billion square feet under management.
          The Company competes in a variety of service businesses within the commercial real estate industry. Each of these business areas is highly competitive on a national as well as local level. The Company faces competition not only from other regional and national service providers, but also from global real estate providers, boutique real estate advisory firms and appraisal firms. Although many of the Company’s competitors are local or regional firms that are substantially smaller than the Company, some competitors are substantially larger than the Company on a local, regional, national and/or international basis. The Company’s significant competitors include CB Richard Ellis, Jones Lang LaSalle and Cushman & Wakefield, all of which have global platforms. The Company believes that it needs such a platform in order to effectively compete for the business of large multi-national corporations that are increasingly seeking a single real estate services provider.

          The Company believes there are only limited barriers to entry in its investment management business. Its programs face competition generally from REITs, institutional pension plans and other public and private real estate companies and private real estate investors for the acquisition of properties and for raising capital to create programs to make these acquisitions. It also competes against other real estate companies who may be chosen by a broker-dealer as an investment platform instead of the Company and with other broker-dealers and other properties for viable tenants for its programs’ properties. Finally, GBE Securities faces competition from institutions that provide or arrange for other types of financing through private or public offerings of equity or debt and from traditional bank financings. While there can be no assurances that the Company will be able to continue to compete effectively, maintain current fee levels or margins, or maintain or increase its market share, based on its competitive strengths, the Company believes that it can operate successfully in the future in this highly competitive industry. The ability to do so, however, depends upon the Company’s ability to, among other things, successfully manage through the current, unprecedented disruption and dislocation of the credit markets and the weakening national and global economics. Specifically, as our business involves the acquisition, disposition, and financing of commercial properties, many of such activities are dependent, either directly or indirectly, and in whole or in part, with the availability and cost of credit. The disruption in the global capital market which began in 2008 has adversely affected our businesses and will continue to do so until such time as credit is once again available at reasonable costs. In addition, the health of real estate investment and leasing markets is dependent on the level of economic activity on a regional and local basis. The significant slowdown in overall economic activity in 2008 has adversely affected many sectors of our business and will continue to do so until economic conditions change.
Environmental Regulation
          Federal, state and local laws and regulations impose environmental zoning restrictions, use controls, disclosure obligations and other restrictions that impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as the willingness of mortgage lenders to provide financing, with respect to some properties. If transactions in which the Company is involved are delayed or abandoned as a result of these restrictions, the brokerage business could be adversely affected. In addition, a failure by the Company to disclose known environmental concerns in connection with a real estate transaction may subject the Company to liability to a buyer or lessee of property.
          The Company generally undertakes a third-party Phase I investigation of potential environmental risks when evaluating an acquisition for a sponsored program. A Phase I investigation is an investigation for the presence or likely presence of hazardous substances or petroleum products under conditions that indicate an existing release, a post release or a material threat of a release. A Phase I investigation does not typically include any sampling. The Company’s programs may acquire a property with environmental contamination, subject to a determination of the level of risk and potential cost of remediation.
          Various environmental laws and regulations also can impose liability for the costs of investigating or remediation of hazardous or toxic substances at sites currently or formerly owned or operated by a party, or at off-site locations to which such party sent wastes for disposal. As a property manager, the Company could be held liable as an operator for any such contamination, even if the original activity was legal and the Company had no knowledge of, or did not cause, the release or contamination. Further, because liability under some of these laws is joint and several, the Company could be held responsible for more than its share, or even all, of the costs for such contaminated site if the other responsible parties are unable to pay. The Company could also incur liability for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials or lead-based paint present at the properties that it manages. Insurance for such matters may not always be available, or sufficient to cover the Company’s losses. Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase the Company’s costs of legal compliance and potentially subject the Company to violations or claims. Although such costs have not had a material impact on the Company’s financial results or competitive position in 2008, the enactment of additional regulations, or more stringent enforcement of existing regulations, could cause the Company to incur significant costs in the future, and/or adversely impact the brokerage and management services businesses. See Note 21 to the consolidated financial statements included in this prospectus.
Seasonality
          Notwithstanding the Company’s expanded business platform as a consequence of the Merger, a substantial portion of the Company’s revenues are derived from brokerage transaction services, which are seasonal in nature. As a consequence, the Company’s revenue stream and the related commission expense are also subject to seasonal fluctuations. However, the Company’s non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. The Company has typically experienced its lowest quarterly revenue from transaction services in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. Transaction services revenue represented 38.2% of the $628.8 million in total revenue for 2008.

Regulation
Transaction and Property Management Services
          The Company and its brokers, salespersons and, in some instances, property managers are regulated by the states in which it does business. These regulations may include licensing procedures, prescribed professional responsibilities and anti-fraud provisions. The Company’s activities are also subject to various local, state, national and international jurisdictions’ fair advertising, trade, housing and real estate settlement laws and regulations and are affected bylaws and regulations relating to real estate and real estate finance and development. Because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state statutory requirements and licensing regimes and the possible liability resulting from non-compliance have increased.
Dealer-Manager Services
          The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are subject to regulations covering all aspects of the securities business. In general, broker-dealers are required to register with the SEC and to be members of FINRA or the NYSE. As a member of FINRA, GBE Securities’ broker-dealer business is subject to the requirements of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and the rules promulgated thereunder relating to broker-dealers and to the Rules of Fair Practice of FINRA. These regulations establish, among other things, the minimum net capital requirements for GBE Securities’ broker-dealer business. Such business is also subject to regulation under various state laws in all 50 states and the District of Columbia, including registration requirements.
Service Marks
          The Company has registered trade names and service marks for the “Grubb & Ellis” name and logo and certain other trade names. The “Grubb & Ellis” brand name is considered an important asset of the Company, and the Company actively defends and enforces such trade names and service marks.
Real Estate Markets
          The Company’s business is highly dependent on the commercial real estate markets, which in turn are impacted by numerous factors, including but not limited to the general economy, availability and terms of credit and demand for real estate in local markets. Changes in one or more of these factors could either favorably or unfavorably impact the volume of transactions, demand for real estate investments and prices or lease terms for real estate. Consequently, the Company’s revenue from transaction services, investment management operations and property management fees, operating results, cash flow and financial condition are impacted by these factors, among others.
Private Placement of 12% Preferred Stock
          On November 6, 2009, we consummated the issuance and sale of 900,000 shares of our 12% Preferred Stock in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Each share of 12% Preferred Stock is convertible into shares of our common stock. JMP Securities, Inc. acted as initial purchaser and placement agent with this private placement. We received net proceeds from the private placement of approximately $85 million after deducting expenses and after giving effect to the conversion of $5 million of subordinated debt previously provided by an affiliate of the Company’s largest stockholder. We used the net proceeds to repay in full the Company’s Credit Facility at the agreed reduced principal amount equal to approximately 65% of the principal amount outstanding under such facility. The balance of the net proceeds from the offering will be used for general working capital purposes. We also granted a 45-day over-allotment option to the initial purchaser and placement agent for the offering, and pursuant to such over-allotment option, we sold an additional 65,700 shares of Preferred Stock for gross proceeds of $6.6 million, all of which will be used for working capital purposes. This prospectus covers the resale by the selling stockholders of certain of the shares of 12% Preferred Stock and common stock issuable upon conversion of such 12% Preferred Stock previously issued.
Amendment and Repayment of Senior Secured Credit Facility
          We entered into an amendment and limited waiver to our Credit Facility, effective as of September 30, 2009 (the “Credit Facility Amendment”), that extended the time to effect a recapitalization under our Credit Facility from September 30, 2009 to November 30, 2009. Pursuant to the Credit Facility Amendment, we also received the right to prepay our Credit Facility in full at any time on or prior to November 30, 2009 at a discounted amount equal to 65% of the aggregate principal amount outstanding, which we refer to as the discount payment option. On November 6, 2009, concurrently with the closing of the private placement of 12% Preferred Stock, we repaid our Credit Facility in full at the discounted amount and the Credit Facility was terminated in accordance with its terms.

          As a condition to entering into the Credit Facility Amendment, the lenders to our Credit Facility required that Kojaian Management Corporation, an affiliate of our largest stockholder, effect a $5 million subordinated financing of the Company, which we refer to as the stockholder subordinated financing. On October 2, 2009, we completed the stockholder subordinated financing in the form of a senior subordinated convertible note bearing an interest rate of 12% per annum. Concurrently with the consummation of the private placement of 12% Preferred Stock, the principal amount of the senior subordinated convertible note was converted into 50,000 shares of 12% Preferred Stock.
Employees
          As of December 31, 2008, the Company had approximately 5,000 employees including more than 800 transaction professionals working in 54 owned offices. Nearly 2,600 employees serve as property and facilities management staff at the Company’s client-owned properties and the Company’s clients reimburse the Company fully for their salaries and benefits. The Company considers its relationship with its employees to be good and has not experienced any interruptions of its operations as a result of labor disagreements.
Properties
          The Company leases all of its office space through non-cancelable operating leases. The terms of the leases vary depending on the size and location of the office. As of December 31, 2008, the Company leased over 747,000 square feet of office space in 73 locations under leases which expire at various dates through June 30, 2020. For those leases that are not renewable, the Company believes that there are adequate alternatives available at acceptable rental rates to meet its needs, although there can be no assurances in this regard. Many of our offices that contain employees of the Transaction Services, Investment Management or Management Services segments also contain employees of other segments. The Company’s Corporate Headquarters are in Santa Ana, California. See Note 21 to the consolidated financial statements included in this prospectus for additional information.
Legal Proceedings
          On September 16, 2004, Triple Net Properties, LLC (which was re-named Grubb & Ellis Realty Investors, LLC (“GERI”) after the Merger), learned that the SEC Staff was conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC Staff requested information from Triple Net Properties, LLC relating to disclosure in the Triple Net Securities Offerings. The SEC Staff also requested information from NNN Capital Corp. (which was re-named GBE Securities after the Merger), the dealer-manager for the Triple Net securities offerings. The SEC Staff requested financial and other information regarding the Triple Net securities offerings and the disclosures included in the related offering documents from each of Triple Net Properties, LLC and NNN Capital Corp.
          On June 2, 2008, the Company was notified by the SEC Staff that the SEC closed the investigation without any enforcement action against the Company or its subsidiaries. As a result, the shares of common stock owned by Mr. Thompson, the founder of Triple Net Properties, LLC and the former Chairman of the Company that were being held in the escrow account pending the outcome of the SEC investigation were returned to Mr. Thompson and the escrow agreement was terminated.
General
          Grubb & Ellis and its subsidiaries are involved in various claims and lawsuits arising out of the ordinary conduct of its business, as well as in connection with its participation in various joint ventures and partnerships, many of which may not be covered by the Company’s insurance policies. In the opinion of management, the eventual outcome of such claims and lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.
Corporate Information
          Our principal executive offices are located at 1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705 and our telephone number is (714) 667-8252.

RATIO OF EARNINGS TO FIXED CHARGES
          The following table presents our historical ratios of earnings to fixed charges for the periods indicated.
          The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Nine months
	ended
	September 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Fixed Charges
Interest and related amortization of borrowing costs	12,490	9,928	14,207	10,818	6,765	1,969	1,828
Estimate of the interest portion of rental expense	5,536	5,241	6,965	1,374	970	510	195

Fixed Charges	18,026	15,169	21,172	12,192	7,735	2,479	2,023
Earnings
Income (loss) from continuing operations before taxes	(95,762)	(78,692)	(319,495)	38,494	13,571	13,679	16,247
Less: Equity in (losses) earnings of unconsolidated entities	(1,635)	(10,602)	(13,311)	2,029	1,948	292	—
Plus: Distributions from unconsolidated entities	185	—	50	75	—	—	—
Non-controlling interest in subsidiaries with earnings and no fixed charges	—	—	(629)	(839)	(308)	—	—
Plus: Fixed charges	18,026	15,169	21,172	12,192	7,735	2,479	2,023

Earnings (1)	(75,916)	(52,921)	(285,591)	47,893	19,050	15,866	18,270
Ratio of earnings to fixed charges	—	—	—	3.9	2.5	6.4	9.0

The amount of coverage deficiency	93,942	68,090	306,763	—	—	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income before taxes, less minority interest in subsidiaries with earnings and no fixed charges, less equity in earnings of 50% or less owned subsidiaries, plus distributions from 50% or less owned subsidiaries, plus total fixed charges. Fixed charges represent interest, borrowing costs and estimates of interest within rental expenses.

USE OF PROCEEDS
          The proceeds from the sale of each of the selling stockholder’s common stock and 12% Preferred Stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES
Market and Price Information
          The principal market for the Company’s common stock is the NYSE. The following table sets forth the high and low sales prices of the Company’s common stock on the NYSE for each of the first three quarters of the year ended December 31, 2009 and for each quarter of the years ended December 31, 2008 and 2007.

	2009		2008		2007
	High	Low	High	Low	High	Low
First Quarter	$1.29	$0.25	$7.50	$3.80	$11.90	$10.23
Second Quarter	$1.31	$0.50	$7.50	$3.61	$13.25	$10.69
Third Quarter	$1.96	$0.55	$5.00	$2.70	$12.15	$7.00
Fourth Quarter			$2.88	$0.81	$9.57	$4.95
          On December 23, 2009, the closing sale price of our common stock was $1.35.
          As of December 23, 2009, there were 1,051 registered holders of the Company’s common stock and 67,376,796 shares of common stock outstanding. Sales of substantial amounts of common stock, including shares issued upon the exercise of warrants or options or upon the conversion of preferred stock, or the perception that such sales might occur, could adversely affect prevailing market prices for the common stock.

DIVIDEND POLICY
          The Company declared first and second quarter cash dividends in 2008 for an aggregate of $0.2050 per share for the year. On July 11, 2008, the Company’s Board of Directors approved the suspension of future dividend payments. Legacy NNN declared aggregate quarterly cash dividends in 2007 of $0.33 per share and the Company declared a fourth quarter cash dividend in 2007 of $0.03 for an aggregate of $0.36 per share in cash dividends for the year.
          The 12% Preferred Stock are entitled to cumulative annual dividends of $12.00 per share payable quarterly on each of March 31, June 30, September 30 and December 31, commencing on December 31, 2009, when, as and if declared by the Board of Directors. Such dividends will accumulate and be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the 12% Preferred Stock will be paid in cash and accumulate and be cumulative from the most recent date to which dividends have been paid, or if no dividends have been paid, from and including November 6, 2009. Accumulated dividends on the 12% Preferred Stock will not bear interest. In addition, in the event of any cash distribution to holders of common stock, holders of 12% Preferred Stock will be entitled to participate in such distribution as if such holders of 12% Preferred Stock had converted their shares of 12% Preferred Stock into common stock. See “Description of Preferred Stock—Dividends.”
          The Company declared a cash dividend of $1.8333 per share of Preferred Stock payable on December 31, 2009 to holders of record as of the close of business on December 21, 2009.

Selected Consolidated Financial Data
          Grubb & Ellis Realty Investors, LLC (“GERI”) (formerly Triple Net Properties, LLC), a subsidiary of our company, was the accounting acquirer of Triple Net Properties Realty, Inc. (“Realty”) and NNN Capital Corp., subsidiaries of our company acquired in the Merger. On December 7, 2007, GERI through NNN Realty Advisors, Inc. merged with Grubb & Ellis Company. NNN Realty Advisors, Inc. was the accounting acquiror. The selected historical consolidated financial data set forth below as of and for the years ended December 31, 2008 and 2007 (restated), and the selected consolidated operating and cash flow data for the year ended December 31, 2006 (restated), has been derived from the audited financial statements beginning on page F-2 of this prospectus. The selected historical financial data set forth below as of and for the years ended December 31, 2005 (restated) and 2004 (restated), and the selected consolidated balance sheet data as of December 31, 2006 (restated), has been derived from unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial information set forth below as of September 30, 2009 and for each of the nine-month periods ended September 30, 2009 and 2008 is derived from our unaudited consolidated financial statements included in our quarterly report on Form 10-Q/A for the period ended September 30, 2009 beginning on page F-62 of this prospectus. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair statement of our financial position and results of operations for those periods. The results for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2009 or any other period. Historical results are not necessarily indicative of the results that may be expected for any future period.
          The selected historical consolidated financial data for the years ended December 31, 2007 (restated), 2006 (restated), 2005 (restated) and 2004 (restated) has been restated to correct accounting errors related to the timing of revenue recognition relating to certain tenant-in-common investment programs sponsored by GERI and the consolidation of certain entities that should have been consolidated into our financial statements as described in Note 3 to the consolidated financial statements beginning on page F-2 of this prospectus. As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board No. 160, later codified in ASC 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51”, and also adopted FASB Position No. EITF 03-6-1, later codified in ASC 260-10, “Determining whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” The selected historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements beginning on page F-2 of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
          The impact of the restatement on our financial statements for the year ended December 31, 2007 resulted in an increase in net income of $230,000, or less than $0.01 per basic and diluted share, an increase in total assets of $12.1 million, an increase in total liabilities of $5.5 million and an increase in minority interest liability of $11.2 million. The impact of the restatement on our financial statements for the year ended December 31, 2006 resulted in an increase in net income of $3.9 million, or $0.19 per basic and diluted share, an increase in total assets of $19.7 million, an increase in total liabilities of $18.1 million and an increase in minority interest liability of $6.3 million. The impact of the restatement on fiscal year 2005 resulted in a decrease in net income of $8.1 million, or $0.47 per basic and diluted share, an increase in total assets of $39.7 million, an increase in total liabilities of $47.4 million, and an increase in minority interest liability of $993,000. The impact of the restatement on our financial statements for the year ended December 31, 2004 resulted in a decrease in net income of $619,000, or $0.04 per basic and diluted share, and an increase in total liabilities of $619,000.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
		Restated		Restated (1)	Restated (2)	Restated (3)	Restated (3)
(In thousands, except per share data)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Total services revenue	$362,341	$443,526	$595,495	$201,538	$99,599	$80,817	$64,281
Total revenue	385,095	468,828	628,779	229,657	108,543	84,423	66,592
Total compensation costs	342,072	365,488	503,004	104,109	49,449	29,873	19,717
Total operating expense	480,088	533,874	929,407	195,723	97,633	71,035	51,082
Operating (loss) income	(94,933)	(65,046)	(300,628)	33,934	10,910	13,388	15,510
(Loss) income from continuing operations	(96,349)	(55,568)	(318,688)	23,741	21,012	13,679	15,628
Net (loss) income	(97,354)	(74,258)	(342,589)	23,032	20,049	10,288	15,628
Net (loss) income attributable to Grubb & Ellis Company	(95,668)	(67,960)	(330,870)	21,072	19,971	10,047	15,628
Basic (loss) earnings per share	$(1.51)	$(1.07)	$(5.21)	$0.53	$1.01	$0.58	$0.90
(Loss) income from continuing operations per share	$(1.49)	$(0.79)	$(4.83)	$0.55	$1.06	$0.80	$0.90
Diluted (loss) earnings per share	$(1.51)	$(1.07)	$(5.21)	$0.53	$1.01	$0.58	$0.90
Basic weighted average shares outstanding	63,618	63,574	63,515	38,652	19,681	17,200	17,407
Diluted weighted average shares outstanding	63,618	63,574	63,515	38,652	19,694	17,200	17,407
Dividends declared per common share	—	$0.205	$0.205	$0.36	$0.10	—	—
Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(29,053)	$(34,120)	$(33,629)	$33,543	$17,356	$23,536	$17,214
Net cash provided by (used in) investing activities	81,185	(66,719)	(76,330)	(486,909)	(56,203)	(35,183)	(13,046)
Net cash (used in) provided by financing activities	(75,673)	85,937	93,616	400,468	140,525	10,251	(7,647)

	September 30,	December 31,
	2009	2008	2007	2006	2005	2004
			Restated	Restated	Restated	Restated
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Balance Sheet Data (at end of period):
Total assets	$342,178	$520,277	$988,542	$347,709	$126,057	$42,911
Long Term Liabilities:
Line of credit	62,709	63,000	8,000	—	8,500	3,545
Notes payable and capital lease obligations	107,953	107,203	107,343	843	887	—
Senior and participating notes	16,277	16,277	16,277	10,263	2,300	4,845
Redeemable preferred liability	—	—	—	—	6,077	5,717
Total Grubb & Ellis Company stockholders’ (deficit) equity	(16,410)	70,171	404,056	217,125	20,081	16,164

(1)	Based on GAAP, the operating results for the year ended December 31, 2007 (restated) include the results of NNN Realty Advisors, Inc. prior to the Merger for the full periods presented and the results of Grubb & Ellis Company for the period from December 8, 2007 through December 31, 2007.

(2)	Includes a full year of operating results of GERI, one and one-half months of Realty (acquired on November 16, 2006) and one-half month of GBE Securities (formerly NNN Capital Corp.) (acquired on December 14, 2006). GERI was treated as the acquirer in connection with these transactions.

(3)	Based on GAAP, reflects operating results of GERI.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
          The following discussion and analysis of the financial condition and results of operations should be read together with its financial statements and the related notes included elsewhere in this prospectus. The following discussion reflects Grubb & Ellis performance for the periods listed and may not be indicative of our future financial performance. In addition, some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to Grubb & Ellis plans and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. Actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis as a result of many factors, including those discussed in the “Risk Factors” section of this prospectus.
Note Regarding Forward-Looking Statements
          The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects the restatement of previously issued financial statements, as discussed in Note 3 to the consolidated financial statements included in this prospectus.
          This prospectus and the registration statement of which it forms a part contains statements that are forward-looking and as such are not historical facts. Rather, these statements constitute projections, forecasts or forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. Forward-looking statements include information concerning the Company’s liquidity and possible or assumed future results of operations, including descriptions of the Company’s business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that the Company has made in light of its experience in the industry as well as its perceptions of the historical trends, current conditions, expected future developments and other factors the Company believes are appropriate under these circumstances.
          All such forward-looking statements speak only as of the date of this prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Overview and Background
          The Company is a commercial real estate services and investment management firm. The Merger was accounted for using the purchase method of accounting based on accounting principles generally accepted in the United States (“GAAP”) and as such, although structured as a reverse merger, NNN is considered the acquirer of legacy Grubb & Ellis. As a consequence, the operating results for the twelve months ended December 31, 2008 reflect the consolidated results of the Company as a result of the Merger, while the twelve months ended December 31, 2007 includes the full year operating results of legacy NNN and the operating results of legacy Grubb & Ellis for the period from December 8, 2007 through December 31, 2007. The year ended December 31, 2006 includes solely the operating results of legacy NNN.
          Unless otherwise indicated, all pre-Merger legacy NNN share data have been adjusted to reflect the conversion as a result of the Merger (see Note 22 to the consolidated financial statements included in this prospectus for additional information).
Critical Accounting Policies
          The Company’s consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies are considered to be critical accounting policies, as they require management to make assumptions about matters that are highly uncertain at the time the estimate is made and changes in the accounting estimate are reasonably likely to occur from period to period. The Company believes that the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.
Revenue Recognition
Transaction Services
          Real estate sales commissions are recognized when earned which is typically the close of escrow. Receipt of payment occurs at the point at which all Company services have been performed, and title to real property has passed from seller to buyer, if applicable. Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees are recognized at the time the related services have been performed and delivered by the Company to the client, unless future contingencies exist.

Investment Management
          The Company earns fees associated with its transactions by structuring, negotiating and closing acquisitions of real estate properties to third-party investors. Such fees include acquisition fees for locating and acquiring the property and selling it to various TIC investors, REITs and its various real estate funds. The Company accounts for acquisition and loan fees in accordance with the requirements of Real Estate—General Topic. In general, the Company records the acquisition and loan fees upon the close of sale to the buyer if the buyer is independent of the seller, collection of the sales price, including the acquisition fees and loan fees, is reasonably assured, and the Company is not responsible for supporting operations of the property. Organizational marketing expense allowance (“OMEA”) fees are earned and recognized from gross proceeds of equity raised in connection with offerings and are used to pay formation costs, as well as organizational and marketing costs. When the Company does not meet the criteria for revenue recognition under Real Estate—General Topic, revenue is deferred until revenue can be reasonably estimated or until the Company defers revenue up to its maximum exposure to loss. The Company earns disposition fees for disposing of the property on behalf of the REIT, investment fund or TIC. The Company recognizes the disposition fee when the sale of the property closes. The Company is entitled to loan advisory fees for arranging financing related to properties under management.
          The Company earns captive asset and property management fees primarily for managing the operations of real estate properties owned by the real estate programs, REITs and limited liability companies that invest in real estate or value funds it sponsors. Such fees are based on pre-established formulas and contractual arrangements and are earned as such services are performed. The Company is entitled to receive reimbursement for expenses associated with managing the properties; these expenses include salaries for property managers and other personnel providing services to the property. Each property in the Company’s TIC Programs may also be charged an accounting fee for costs associated with preparing financial reports. The Company is also entitled to leasing commissions when a new tenant is secured and upon tenant renewals. Leasing commissions are recognized upon execution of leases.
          Through its dealer-manager, the Company facilitates capital raising transactions for its programs its dealer-manager acts as a dealer-manager exclusively for the Company’s programs and does not provide securities services to any third party. The Company’s wholesale dealer-manager services are comprised of raising capital for its programs through its selling broker-dealer relationships. Most of the commissions, fees and allowances earned for its dealer-manager services are passed on to the selling broker-dealers as commissions and to cover offering expenses, and the Company retains the balance. Accordingly, the Company records these fees net of the amounts paid to its selling broker-dealer relationships.
Management Services
          Management fees are recognized at the time the related services have been performed by the Company, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse the Company for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract, are recognized as revenue by the Company in the same period as the related expenses are incurred. In certain instances, the Company sub contracts its property management services to independent property managers, in which case the Company passes a portion of their property management fee on to the sub contractor, and the Company retains the balance. Accordingly, the Company records these fees net of the amounts paid to its sub contractors.
Basis of Presentation and Principles of Consolidation
          The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned controlled subsidiaries’ variable interest entities (“VIEs”) in which the Company is the primary beneficiary and partnerships/LLCs in which the Company is the managing member or general partner and the other partners/members lack substantive rights (hereinafter collectively referred to as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the Company evaluates the entity to determine if the entity is deemed a VIE, and if the Company is deemed to be the primary beneficiary, in accordance with the requirements of the Consolidation Topic.
          The Company consolidates entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities in which (i) the Company is not deemed to be the primary beneficiary, (ii) the Company’s ownership is 50.0% or less and (iii) the Company has the ability to exercise significant influence, the Company uses the equity accounting method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, plus contributions less distributions). The Company also uses the equity method of accounting for jointly-controlled tenant-in-common interests. As events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations and will report such changes on a quarterly basis.

Purchase Price Allocation
          In accordance with the requirements of the Business Combinations Topic, the purchase price of acquired properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.
          The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) the Company’s estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in identified intangible assets and below market lease values are included in liabilities in the accompanying consolidated financial statements and are amortized to rental revenue over the weighted-average remaining term of the acquired leases with each property.
          The total amount of identified intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. These allocations are subject to change within one year of the date of purchase based on information related to one or more events identified at the date of purchase that confirm the value of an asset or liability of an acquired property.
Impairment of Long-Lived Assets
          In accordance with the requirements of the Property, Plant, and Equipment Topic, long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, the Company would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. The Company estimates the fair value using available market information or other industry valuation techniques such as present value calculations. This valuation review resulted in the recognition of an impairment charge of approximately $90.4 million against the carrying value of the properties and real estate investments during the year ended December 31, 2008. No impairment losses were recognized for the years ended December 31, 2007 and 2006.
          The Company recognizes goodwill and other non-amortizing intangible assets in accordance with the requirements of the Intangibles—Goodwill and Other Topic. Under this Topic, goodwill is recorded at its carrying value and is tested for impairment at least annually or more frequently if impairment indicators exist at a level of reporting referred to as a reporting unit. The Company recognizes goodwill in accordance with the Intangibles—Goodwill and Other Topic and tests the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of its reporting units, the Company used a discounted cash flow model and market comparable data. Significant judgment is required by management in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates, market/economic conditions, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. During the fourth quarter of 2008, the Company identified the uncertainty surrounding the global economy and the volatility of the Company’s market capitalization as goodwill impairment indicators. The Company’s goodwill impairment analysis resulted in the recognition of an impairment charge of approximately $172.7 million during the year ended December 31, 2008 and $0 million during the nine months ended September 30, 2009. The Company also analyzed its trade name for impairment pursuant to the Intangibles—Goodwill and Other Topic and determined that the trade name was not impaired as of December 31, 2008. Accordingly, no impairment charge was recorded related to the trade name during the year ended December 31, 2008. In addition to testing goodwill and it’s trade name for impairment, the Company tested the intangible contract rights for impairment during the fourth quarter of 2008. The intangible contract rights represent the legal right to future disposition fees of a portfolio of real estate properties under contract. As a result of the current economic environment, a portion of these disposition fees may not be recoverable. Based on the Company’s analysis for the current and projected property values, condition of the properties and status of mortgage loans payable, the Company determined that there are certain properties for which receipt of disposition fees was improbable. As a result, the Company recorded an impairment charge of approximately $8.6 million related to the impaired intangible contract rights as of December 31, 2008 and $0.6 million during the nine months ended September 30, 2009.

Insurance and Claim Reserves
          The Company has maintained partially self-insured and deductible programs for, general liability, workers’ compensation and certain employee health care costs. In addition, the Company assumed liabilities at the date of the Merger representing reserves related to a self insured errors and omissions program of the acquired company. Reserves for all such programs are included in accrued claims and settlements and compensation and employee benefits payable, as appropriate. Reserves are based on the aggregate of the liability for reported claims and an actuarially-based estimate of incurred but not reported claims. As of the date of the Merger, the Company entered into a premium based insurance policy for all error and omission coverage on claims arising after the date of the Merger. Claims arising prior to the date of the Merger continue to be applied against the previously mentioned liability reserves assumed relative to the acquired company.
          The Company is also subject to various proceedings, lawsuits and other claims related to commission disputes and environmental, labor and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue. New developments in each matter, or changes in approach such as a change in settlement strategy in dealing with these matters, may warrant an increase or decrease in the amount of these reserves.
Recently Issued Accounting Pronouncements
          The Company follows the requirements of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Topic defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value instruments. In February 2008, the FASB amended the Topic to delay the effective date of the Fair Value Measurements and Disclosures for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). There was no effect on the Company’s consolidated financial statements as a result of the adoption of the Topic as of January 1, 2008 as it relates to financial assets and financial liabilities. For items within its scope, the amended Fair Value Measurements and Disclosures Topic deferred the effective date of the Fair Value Measurements and Disclosures to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted this Topic as it relates to non-financial assets and non-financial liabilities in the first quarter of 2009 and the adoption did not have a material effect on consolidated net income.
          In February 2007, the FASB issued the requirements of the Financial Instruments Topic. The Topic permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the Topic on a prospective basis on January 1, 2008. The adoption of the Topic did not have a material impact on the consolidated financial statements since the Company did not elect to apply the fair value option for any of its eligible financial instruments or other items on the January 1, 2008 effective date.
          In December 2007, the FASB issued an amendment to the requirements of the Business Combinations Topic. The amendment requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Topic changed the accounting treatment and disclosure for certain specific items in a business combination. The Topic applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of the requirements of the Topic will materially affect the accounting for any future business combinations.
          In December 2007, the FASB issued an amendment to the requirements of the Consolidation Topic. The Consolidation Topic established new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The Topic requires that noncontrolling interests be presented as a component of consolidated stockholders’ equity, eliminates minority interest accounting such that the amount of net income attributable to the noncontrolling interests will be presented as part of consolidated net income in the accompanying consolidated statements of operations and not as a separate component of income and expense, and requires that upon any changes in ownership that result in the loss of control of the subsidiary, the noncontrolling interest be re-measured at fair value with the resultant gain or loss recorded in net income. The Topic became effective for fiscal years beginning on or after December 15, 2008. The Company adopted the requirements of the Topic on a retrospective basis on January 1, 2009. The adoption of the requirements of the Topic had an impact on the presentation and disclosure of noncontrolling (minority) interests in the consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of the Topic, the Company is required to reflect the change in presentation and disclosure for all periods presented. Principal effect on the consolidated balance sheet as of December 31, 2008 related to the adoption of the requirements of the Topic was the change in presentation of minority interest from mezzanine to redeemable noncontrolling interest, as reported herein. Additionally, the adoption of the requirements of the Topic had the effect of reclassifying (income) loss attributable to noncontrolling interest in the consolidated statements of operations from minority interest to separate line items. The Topic also requires that net income (loss) be adjusted to include the net (income) loss attributable to the noncontrolling interest, and a new line item for net income (loss) attributable to controlling interest be presented in the consolidated statements of operations.

          In March 2008, the FASB issued the requirements of the Derivatives and Hedging Topic. The Topic is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The Topic achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Topic is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has adopted the requirements of the Derivatives and Hedging Topic in the first quarter of 2009 and the adoption did not have a material effect on its consolidated financial statements.
          In April 2008, the FASB issued an amendment to the requirements of the Intangibles — Goodwill and Other Topic. The requirements of the amended Topic is intended to improve the consistency between the useful life of recognized intangible assets, and the period of expected cash flows used to measure the fair value of the assets. The amendment changes the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets. In addition the amended Topic requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets. The requirements of the amended Topic are effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company adopted the requirements of the amended Topic on January 1, 2009. The adoption of the amended Topic did not have a material impact on consolidated net income.
          In June 2008, the FASB issued an amendment to the requirements of the Earnings Per Share Topic, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the computation of earnings per share under the two-class method, which apply to the Company because it grants instruments to employees in share-based payment transactions that meet the definition of participating securities, is effective retrospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company has adopted the requirements of the amended Topic in the first quarter of 2009 and the adoption did not have a material effect on its consolidated financial statements.
          In December 2008, the FASB issued an amendment to the requirements of the Transfers and Servicing Topic and an amendment to the requirements of the Consolidation Topic. The purpose of the amendment is to improve disclosures by public entities and enterprises. The amended Topic requires public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. The amended Topic requires public enterprises to provide additional disclosures about their involvement with variable interest entities. The requirements of the amended Topic are effective for financial statements issued for fiscal years and interim periods ending after December 15, 2008. For periods after the initial adoption date, comparative disclosures are required. The Company adopted the requirements of the amended Topic on December 31, 2008 and the adoption did not have a material effect on net income.
RESULTS OF OPERATIONS
Results of Operations for the year ended December 31, 2008
Overview
          The Company reported revenue of $628.8 million for the year ended December 31, 2008, compared with revenue of $229.7 million for the same period of 2007. Approximately $442.0 million of the increase was attributed to a full year of results from the Transaction Services and Management Services businesses. The remaining decrease of $42.9 million was attributed to a net decrease of $42.9 million in Investment Management revenue. The decrease in revenue as compared to the prior year period can be attributed to lower acquisition fees as a result of less tenant-in-common equity raised and lower disposition fees, only partially offset by an increase in acquisition fees related to our public non-traded REITs as a result of a significant increase in equity raised. Additionally, $6.8 million of property management fees related to captive management programs were recorded in management services revenue as the property management related to those programs was transferred subsequent to the Merger. The Company completed a total of 50 acquisitions and 9 dispositions on behalf of the investment programs it sponsors at values of approximately $1.2 billion and $225.8 million, respectively, during the year ended December 31, 2008. The net acquisitions from the Investment Management business allowed the Company to grow its captive assets under management by approximately 17.5% from $5.8 billion as of December 31, 2007 to $6.8 billion as of December 31, 2008.
          The net loss attributable to the Company for the year ended December 31, 2008 was $330.9 million, or $5.21 per diluted share, and included a non-cash charge of $181.3 million for goodwill and intangible assets impairment, a non-cash charge of $90.4 million for real estate related impairments (of which $32.9 million was recorded in the fourth quarter), a $28.0 million charge, $18.9 million of which is non-cash, which includes an allowance for bad debt on related party receivables and advances and an expected loss on the sale of two properties under management for which the Company has a recourse obligation, a second quarter non-cash charge of $8.9 million for depreciation and amortization related to the reclassification of five assets held for sale to assets held for investment, a first quarter net write-off of its investment in GERA of $5.8 million and $14.7 million of merger and integration related costs. In addition, the year-to-date results included approximately $11.7 million of stock-based compensation, $1.2 million for amortization of contract rights and other identified intangible assets and $1.8 million of recognized loss on marketable equity securities.
          As of September 30, 2008, the Company initiated a plan to sell the properties it classified as real estate held for investment in its financial statements as of September 30, 2008. As of December 31, 2008, the Company had a covenant within its Credit Facility which required the sale of certain of these assets before March 31, 2009. The downturn in the global capital markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions by March 31 2009. Pursuant to the requirements of the Property, Plant, and Equipment Topic, the Company assessed the value of the assets. In addition, the Company reviewed the valuation of its other owned properties and real estate investments. This valuation review resulted in the Company recognizing an impairment charge of approximately $90.4 million against the carrying value of the properties and real estate investments as of December 31, 2008.
          As a result of the Merger in December 2007, the newly combined Company’s operating segments were evaluated for reportable segments. The legacy NNN reportable segments were realigned into a single operating and reportable segment called Investment Management. This realignment had no impact on the Company’s consolidated balance sheet, results of operations or cash flows.
          The Company reports its revenue by three operating business segments in accordance with the provisions of Segment Reporting of the FASB Codification. Transaction Services, which comprises its real estate brokerage operations; Investment Management which includes providing acquisition, financing and disposition services with respect to its programs, asset management services related to its programs, and dealer-manager services by its securities broker-dealer, which facilitates capital raising transactions for its TIC, REIT and other investment programs; and Management Services, which includes property management, corporate facilities management, project management, client accounting, business services and engineering services for unrelated third parties and the properties owned by the programs it sponsors. Additional information on these business segments can be found in Note 19 to the consolidated financial statements included in this prospectus.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
          The following summarizes comparative results of operations for the periods indicated.

	Year Ended
	December 31,		Change
	2008	2007(1)	$	%
(In thousands)		Restated
Revenue
Transaction services	$240,250	$35,522	$204,728	576.3%
Investment management	101,581	149,651	(48,070)	(32.1)
Management services	253,664	16,365	237,299	1,450.0
Rental related	33,284	28,119	5,165	18.4

Total revenue	628,779	229,657	399,122	173.8

Operating Expense
Compensation costs	503,004	104,109	398,895	383.2
General and administrative	119,660	44,251	75,409	170.4
Depreciation and amortization	16,028	9,321	6,707	72.0
Rental related	21,377	20,839	538	2.6
Interest	14,207	10,818	3,389	31.3
Merger related costs	14,732	6,385	8,347	130.7
Real estate related impairments	59,114	—	59,114	—
Goodwill and intangible asset impairment	181,285	—	181,285	—

Total operating expense	929,407	195,723	733,684	374.9

Operating (Loss) Income	(300,628)	33,934	(334,562)	(985.9)

Other (Expense) Income
Equity in (losses) earnings of unconsolidated entities	(13,311)	2,029	(15,340)	(756.0)
Interest & dividend income	902	2,996	(2,094)	(69.9)
Other	(6,458)	(465)	(5,993)	(1,288.8)

Total other (expense) income	(18,867)	4,560	(23,427)	(514.1)

Income from continuing operations before income tax (provision) benefit	(319,495)	38,494	(357,989)	(930.0)
Income tax (provision) benefit	827	(14,753)	15,580	105.6

	Year Ended
	December 31,		Change
	2008	2007(1)	$	%
(In thousands)		Restated
Income from continuing operations	(318,668)	23,741	(342,409)	(1,442.3)

Discontinued Operations
(Loss) from discontinued operations — net of taxes	(24,278)	(960)	(23,318)	2,429.0
Gain on disposal of discontinued operations — net of taxes	357	252	105	41.7

Total loss from discontinued operations	(23,921)	(708)	(23,213)	3,278.7

Net (loss) income	$(342,589)	$23,033	$(365,622)	(1,587.4)
Net (loss) income attributable to noncontrolling interest	(11,719)	1,961	(13,680)	(697.6)

Net (loss) income attributable to Grubb & Ellis Company	$(330,870)	$21,072	$(351,942)	(1,670.2)

(1)	Based on GAAP, the operating results for twelve months ended December 31, 2007 includes the results of NNN for the full periods presented and the results of the legacy Grubb & Ellis business for the period from December 8, 2007 through December 31, 2007.
Revenue
Transaction Services Revenue
          The Company earns revenue from the delivery of transaction and management services to the commercial real estate industry. Transaction fees include commissions from leasing, acquisition and disposition, and agency leasing assignments as well as fees from appraisal and consulting services. Management fees, which include reimbursed salaries, wages and benefits, comprise the remainder of the Company’s Transaction Services revenue, and include fees related to both property and facilities management outsourcing as well as project management and business services.
          The Transaction Services segment was acquired from the legacy Grubb & Ellis on December 7, 2007 which includes brokerage commission, valuation and consulting revenue. As of December 31, 2008, legacy Grubb & Ellis had 814 brokers, down from 927 as of December 31, 2007.
Investment Management Revenue
          Investment Management revenue of $101.6 million for the year ended December 31, 2008, which includes transaction, captive management and dealer-manager businesses, was comprised primarily of transaction fees of $43.4 million, asset and property management fees of $38.0 million and dealer-manager fees of $15.1 million.
          Transaction related fees decreased $39.8 million, or 47.8%, to $43.4 million for the year ended December 31, 2008, compared to approximately $83.2 million for the same period in 2007. The year-over-year decrease in transaction fees was primarily due to decreases of $14.6 million in real estate acquisition fees, $13.5 million in real estate disposition fees, $5.0 million in OMEA fees, and $6.6 million in other transaction related fees.
          Acquisition fees decreased approximately $14.6 million, or 31.3%, to $32.1 million for the year ended December 31, 2008, compared to approximately $46.7 million for the same period in 2007. The year-over-year decrease in acquisition fees was primarily attributed to a decrease of approximately $19.1 million in fees earned from the Company’s TIC Programs and a decrease of approximately $2.8 million in fees earned from the Company’s other real estate funds and joint ventures, partially offset by an increase of $3.1 million from the non-traded REIT programs and $4.2 million from Private Client Management. During the year ended December 31, 2008, the Company acquired 50 properties on behalf of its sponsored programs for an approximate aggregate total of $1.2 billion, compared to 77 properties for an approximate aggregate total of $2.0 billion during the same period in 2007.
          Disposition fees decreased approximately $13.5 million, or 74.5%, to approximately $4.6 million for the year ended December 31, 2008, compared to approximately $18.2 million for the same period in 2007. The decrease reflects lower sales volume and lower sales values due to current market conditions. Fees on dispositions as a percentage of aggregate sales price was 2.6% for the year ended December 31, 2008, compared to 2.4% for the same period in 2007, primarily due to a change in the mix of properties sold. Offsetting the disposition fees during the year ended December 31, 2008 and 2007 was $1.2 million and $3.2 million, respectively, of amortization of identified intangible contract rights associated with the acquisition of Realty as they represent the right to future disposition fees of a portfolio of real properties under contract.
          OMEA fees decreased approximately $5.0 million, or 54.3%, to $4.2 million for the year ended December 31, 2008, compared to approximately $9.1 million for the same period in 2007. OMEA fees as a percentage of equity raised for the year ended December 31, 2008 was 2.4%, compared to 2.0% for the same period in 2007. The decrease in OMEA fees earned was primarily due to a decline in TIC equity raised, declining to $176.9 million in TIC equity raised in 2008, compared to $452.2 million in TIC equity raised in 2007.

          The Company completed a total of 50 acquisitions and 9 dispositions on behalf of the investment programs it sponsors at values in excess of $1.2 billion and $225.8 million, respectively, during 2008. The net acquisitions from the Investment Management business allowed the Company to grow its captive assets under management by more than 17.0% during 2008. As of December 31, 2008, the value of the Company’s assets under management was in excess of $6.8 billion.
          Captive management fees were down approximately 7.5% year-over-year and include the movement of approximately $6.8 million of revenue to the Company’s Management Services segment. Exclusive of this transfer of revenue, captive management fees increased approximately 9.1% year-over-year.
Management Services Revenue
          Management Services revenue includes asset and property management fees as well as reimbursed salaries, wages and benefits from the Company’s third party property management and facilities outsourcing services, along with business services fees. Management Services revenue was $253.7 million for the year ended December 31, 2008 and $16.4 million from December 8, 2007 through December 31, 2007. Following the closing of the merger, Grubb & Ellis Management Services assumed management of nearly 27.1 million square feet of NNN’s 46.9 million-square-foot captive investment management portfolio. As of December 31, 2008, the Company managed 231.0 million square feet of property.
Rental Revenue
          Rental revenue includes pass-through revenue for the master lease accommodations related to the Company’s TIC Programs.
Operating Expense Overview
          Operating expenses increased $733.7 million, or 374.9%, to $929.4 million for the year ended December 31, 2008, compared to $195.7 million for the same period in 2007. The increase includes approximately $455.6 million due to the legacy Grubb & Ellis business, $59.1 million in real estate related impairments, $181.3 million in goodwill and intangible asset impairments, a $28.0 million charge which includes an allowance for bad debt on related party receivables and advances and an expected loss on the sale of two properties under management for which the Company has a recourse obligation, $8.3 million due to additional merger related costs and $4.2 million in additional non-cash stock based compensation.
Compensation costs
          Compensation costs increased $398.9 million, or 383.2%, to $503.0 million for the year ended December 31, 2008, compared to $104.1 million for the same period in 2007 due to approximately $406.3 million of compensation costs attributed to legacy Grubb & Ellis’ operations. Compensation costs related to the investment management business decreased approximately 9.4% to $56.6 million, for the year ended December 31, 2008, compared to $62.5 million for the same period in 2007. Included in the compensation cost was non-cash stock compensation expense which increased by $4.2 million to $11.7 million for the year ended December 31, 2008 compared to $7.5 million for the same period in 2007.
General and Administrative
          General and administrative expense increased approximately $75.4 million, or 170.4%, to $119.7 million for the year ended December 31, 2008, compared to $44.3 million for the same period in 2007 due to approximately $48.4 million of general and administration expenses attributed to legacy Grubb & Ellis operations and an increase of $27.0 million related to the investment management business, primarily due to an increase in allowances for bad debt on related party receivables and advances.
          General and administrative expense was 19.0% of total revenue for the year ended December 31, 2008, compared with 19.3% for the same period in 2007.
Depreciation and Amortization
          Depreciation and amortization increased approximately $6.7 million, or 72.0%, to $16.0 million for the year ended December 31, 2008, compared to $9.3 million for the same period in 2007. The increase includes approximately $6.3 million due to the legacy Grubb & Ellis business. Included in depreciation and amortization expense was approximately $3.5 million for amortization of other identified intangible assets.
Rental Expense
          Rental expense includes pass-through expenses for master lease accommodations related to the Company’s TIC Programs.

Interest Expense
          Interest expense increased approximately $3.4 million, or 31.3%, to $14.2 million for the year ended December 31, 2008, compared to $10.8 million for the same period in 2007. Interest expense is primarily comprised of interest expense related to the Company’s Credit Facility.
Real Estate Related Impairments
          The Company recognized an impairment charge of approximately $59.1 million during the year ended December 31, 2008 related to two of its properties held for investment and certain unconsolidated real estate investments. The impairment charges were recognized against the carrying value of the investments during the year ended December 31, 2008. In addition, the Company recognized approximately $31.2 million in real estate related impairments related to four properties held for sale as of December 31, 2008, for which the net income (loss) of the properties are classified as discontinued operations. See Discontinued Operations discussion below.
Goodwill and Intangible Assets Impairment
          The Company recognized a goodwill and intangible assets impairment charge of approximately $181.3 million during the year ended December 31, 2008. The total impairment charge of $181.3 million is comprised of $172.7 million related to goodwill impairment and $8.6 million related to the impairment of intangible contract rights. The Company recognizes goodwill in accordance with the requirements of the Intangibles—Goodwill and Other Topic and tests the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of its reporting units, the Company used a discounted cash flow model and market comparable data. Significant judgment is required by management in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates, market/economic conditions, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. During the fourth quarter of 2008, the Company identified the uncertainty surrounding the global economy and the volatility of the Company’s market capitalization as goodwill impairment indicators. The Company’s goodwill impairment analysis resulted in the recognition of an impairment charge of approximately $172.7 million during the year ended December 31, 2008. The Company also analyzed its trade name for impairment pursuant to the Intangibles—Goodwill and Other Topic and determined that the trade name was not impaired as of December 31, 2008. Accordingly, no impairment charge was recorded related to the trade name during the year ended December 31, 2008. In addition to testing goodwill and its trade name for impairment, the Company tested the intangible contract rights for impairment during the fourth quarter of 2008. The intangible contract rights represent the legal right to future disposition fees of a portfolio of real estate properties under contract. As a result of the current economic environment, a portion of these disposition fees may not be recoverable. Based on our analysis for the current and projected property values, condition of the properties and status of mortgage loans payable associated with these contract rights, the Company determined that there are certain properties for which receipt of disposition fees was improbable. As a result, the Company recorded an impairment charge of approximately $8.6 million related to the impaired intangible contract rights as of December 31, 2008.
Equity in Earnings (Losses) of Unconsolidated Real Estate
          In the first quarter of 2008, the Company wrote off its investment in GERA, which resulted in a net impact of approximately $5.8 million, including $4.5 million related to stock and warrant purchases and $1.3 million related to operating advances and third party costs. Equity in losses also includes $10.3 million in equity in earnings related to seven LLCs that are consolidated pursuant to the requirements of the Consolidation Topic. The consolidated LLCs record equity in earnings based on the LLCs pro rata ownership interest in the underlying unconsolidated properties.
Discontinued Operations
          In accordance with the requirements of the Property, Plant and Equipment Topic for the year ended December 31, 2008, discontinued operations included the net income (loss) of four properties and two limited liability company (“LLC”) entities classified as held for sale as of December 31, 2008. The net loss of $23.9 million during the year ended December 31, 2008 includes approximately $31.2 million of real estate related impairments. During October 2008, the Company initiated a plan to sell the properties it classified as held for investment in its financial statements as of September 30, 2008. As of December 31, 2008, the Company had a covenant within its Credit Facility which required the sale of certain of these assets before March 31, 2009. The downturn in the global capital markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions by March 31, 2009. Pursuant to this topic, the Company assessed the value of the assets. The impairment charges were recognized against the carrying value of the properties during the year ended December 31, 2008. (See Note 20 to the consolidated financial statements included in this prospectus for additional information.)

Income Tax
          The Company recognized a tax provision from continuing operations of approximately $0.8 million for the year ended December 31, 2008, compared to a tax benefit of $14.8 million for the same period in 2007. In 2008 and 2007, the reported effective income tax rates were (.26%) and 38.33%, respectively. The 2008 effective tax rate was negatively impacted by impairments of Goodwill and the recording of a valuation allowance against deferred tax assets to the extent the realization of the associated tax benefit is not more-likely-than-not. Based on management’s evaluation of the Company’s tax position, it is believed the amounts related to the valuation allowances are appropriately accrued. The Company’s deferred tax assets are primarily attributable to impairments of various real estate holdings. (See Note 25 to the consolidated financial statements included in this prospectus for additional information.)
Net (Loss) Income
          As a result of the above items, the Company recognized a net loss attributable to Grubb & Ellis of approximately $330.9 million, or $5.21 per diluted share for the year ended December 31, 2008, compared to net income attributable to Grubb & Ellis Company of $21.1 million, or $0.53 per diluted share, for the same period in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
          The following summarizes comparative results of operations for the periods indicated.

	Year Ended
	December 31,		Change
	2007(1)	2006(2)	$	%
(In thousands)	Restated	Restated
Revenue
Transaction services	$35,522	$—	$35,522	—%
Investment management	149,651	99,599	50,052	50.3
Management services	16,365	—	16,365	—
Rental related	28,119	8,944	19,175	214.4

Total revenue	229,657	108,543	121,114	111.6

Operating Expense
Compensation costs	104,109	49,449	54,660	110.5
General and administrative	44,251	30,188	14,063	46.6
Depreciation and amortization	9,321	1,808	7,513	415.5
Rental related	20,839	9,423	11,416	121.2
Interest	10,818	6,765	4,053	59.9
Merger related costs	6,385	—	6,385	—

Total operating expense	195,723	97,633	98,090	100.5

Operating (Loss) Income	33,934	10,910	23,024	211.0

Other Income (Expense)
Equity in (losses) earnings of unconsolidated entities	2,029	1,948	81	4.2
Interest & dividend income	2,996	713	2,283	320.2
Other	(465)	—	(465)	—

Total other (expense) income	4,560	2,661	1,899	71.4

Income from continuing operations before income tax provision (benefit)	38,494	13,571	24,923	183.6
Income tax benefit (provision)	(14,753)	7,441	(22,194)	(298.3)

Income from continuing operations	23,741	21,012	2,729	13.0

Discontinued Operations
(Loss) from discontinued operations — net of taxes	(960)	(1,031)	71	6.9

Gain on disposal of discontinued operations — net of taxes	252	68	184	270.6

Total loss from discontinued operations	(708)	(963)	255	26.5

Net (loss) income	23,033	20,049	2,984	14.9
Net (loss) income attributable to noncontrolling interest	1,961	78	1,883	2,414.1

Net (loss) income attributable to Grubb & Ellis Company	$21,072	$19,971	$1,101	5.5

(1)	Based on GAAP, the operating results for twelve months ended December 31, 2007 includes the results of NNN for the full periods presented and the results of the legacy Grubb & Ellis business for the period from December 8, 2007 through December 31, 2007.

(2)	Based on GAAP, the operating results for the twelve months ended December 31, 2006 represents legacy NNN business.

Revenue
Transaction Services Revenue
          The Company earns revenue from the delivery of transaction and management services to the commercial real estate industry. Transaction fees include commissions from leasing, acquisition and disposition, and agency leasing assignments as well as fees from appraisal and consulting services. Management fees, which include reimbursed salaries, wages and benefits, comprise the remainder of the Company’s Transaction Services revenue, and include fees related to both property and facilities management outsourcing as well as project management and business services.
          Transaction Services segment was acquired from the legacy Grubb & Ellis on December 7, 2007 which includes brokerage commission, valuation and consulting revenue. As of December 31, 2007, the Company had 927 brokers, up from 917 at December 31, 2006.
Investment Management Revenue
          Investment management revenue of $149.7 million for the year ended December 31, 2007, which includes transaction, captive management and dealer-manager businesses, was comprised primarily of transaction fees of $83.2 million, asset and property management fees of $41.0 million and dealer-manager fees of $18.0 million.
          Transaction related fees increased $27.0 million, or 48.0%, for the year ended December 31, 2007, primarily due to increases of $20.7 million in real estate acquisition fees, $2.5 million in real estate disposition fees, $1.4 million in OMEA fees and $2.4 million in other transaction related fees.
          Acquisition fees increased $20.7 million, or 79.4%, to $46.7 million for the year ended December 31, 2007, compared to $26.0 million for the same period in 2006. Net fees as a percentage of aggregate acquisition price increased to 2.3% for the twelve months ended December 31, 2007, compared to 1.9% for the same period in 2006, which resulted in $8.5 million in additional fees earned during 2007. During the year ended December 31, 2007, the Company acquired 77 properties (including six which were still owned as of December 31, 2007) on behalf of its sponsored programs for an approximate aggregate total of $2.0 billion, compared to 45 properties for an approximate aggregate total of $1.4 billion during the same period in 2006. This increase in acquisition volume in 2007 resulted in an additional $11.9 million in net fees.
          The $2.5 million increase in real estate disposition fees for the year ended December 31, 2007 was primarily due to an increase in fees realized from the sales of properties, with $18.2 million in net fees realized from the disposition of 28 properties, with an average sales price of $31.3 million per property for the year ended December 31, 2007, compared to $15.7 million in fees realized from the disposition of 22 properties for the same period in 2006 with an average sales price of $37.9 million per property. Included in the fees realized from the sales of properties were $5.7 million in fees earned as a result of the continuing liquidation of G REIT, Inc. (“G REIT”) for the year ended December 31, 2007, compared to $5.3 million for the same period in 2006. The disposition fees were reduced during the years ended December 31, 2007 and 2006 in the amount of $3.2 million and $0.4 million, respectively, as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty as they represent the right to future disposition fees of a portfolio of real properties under contract. Fees on dispositions as a percentage of aggregate sales price was 2.4% for the year ended December 31, 2007, compared to 1.9% for the same period in 2006 (excluding one property sold in 2006 for which the Company waived the entire amount of the disposition fee), primarily due to a change in the mix of properties sold.
          OMEA fees increased $1.4 million, or 18.2%, to $9.1 million for the twelve months ended December 31, 2007, compared to $7.7 million for the same period in 2006. OMEA fees as a percentage of equity raised for the year ended December 31, 2007 was 2.0%, compared to 1.5% for the same period in 2006. The increase in OMEA fees earned was primarily due to $2.5 million in non-recurring credits issued in 2006 partially offset by $0.9 million due to lower TIC equity raised in 2007 of $451.0 million, compared to $510.0 million in TIC equity raised in 2006.
          The diversified platform created as a result of the merger has already generated new revenue opportunities. The Company’s largest TIC investment during the fourth quarter of 2007 was generated from the net proceeds of a Transaction Services client that was re-invested on a tax deferred basis through GERI’s TIC platform.

          The Company completed a total of 77 acquisitions and 30 dispositions on behalf of the investment programs it sponsors at values in excess of $2.0 billion and $880.0 million, respectively, during 2007. The net acquisitions from the Investment Management business allowed the Company to grow its captive assets under management by more than 27.0% during 2007. At December 31, 2007, the value of the Company’s assets under management was in excess of $5.7 billion.
          The $6.4 million, or 18.6%, increase in captive management revenue was primarily due to an increase in property and asset management fees of $6.2 million, or 18.6%, to $41.0 million for the year ended December 31, 2007, compared to $34.6 million for 2006. This increase was primarily the result of the growth in recurring revenue, as total square footage of assets under management increased to an average of approximately 29.4 million for the year ended December 31, 2007, compared to approximately 26.2 million for the same period in 2006. Property and asset management fees per average square foot were $1.39 for the year ended December 31, 2007, compared to $1.32 for the same period in 2006. The increase in property and asset management fees per average square foot was primarily due to a change in product mix. During 2007, assets managed under TIC Programs and within Grubb & Ellis Healthcare REIT, Inc. (“Healthcare REIT”) and Grubb & Ellis Apartment REIT, Inc. (“Apartment REIT”) increased to approximately 83.7% of average assets under management compared to 75.7% in 2006, while assets managed under G REIT and T REIT, Inc. (“T REIT”) decreased to approximately 5.7%, compared to 17.6% in 2006 as a result of the liquidation of those entities. Property and asset management fees in TIC Programs earn up to 6% and in Healthcare REIT and Apartment REIT earn up to approximately 4% plus 1% of each REIT’s average invested assets, while G REIT and T REIT programs earn approximately 4%.
Management Services Revenue
          Management Services revenue includes asset and property management fees as well as reimbursed salaries, wages and benefits from the Company’s third party property management and facilities outsourcing services, along with business services fees. Revenue was $16.4 million from December 8, 2007 through December 31, 2007. Following the closing of the merger, Grubb & Ellis Management Services assumed management of nearly 23 million square feet of NNN’s 41.7 million-square-foot captive investment management portfolio. At December 31, 2007, the Company managed 216 million square feet of property.
Rental Revenue
          Rental revenue includes pass-through revenue for the master lease accommodations related to the Company’s TIC Programs.
Operating Expense Overview
          Operating expenses increased $98.1 million, or 100.5%, for the year ended December 31, 2007, compared to the same period in 2006. Of the $98.1 million, $47.0 million was due to the Grubb & Ellis legacy business from December 8, 2007 to December 31, 2007. The remaining $51.1 million of the increase was attributed to legacy NNN’s Investment Management business, including $20.8 million in rental related expense, $10.2 million resulting from operations of the Company’s broker-dealer acquired in December 2006, $5.5 million in compensation related costs, $7.5 million in non-cash stock based compensation, $6.4 million in merger related costs, offset by a decrease of $4.7 million in interest expense and a net decrease of approximately $0.5 million in other operating costs.
Compensation costs
          Compensation costs increased $54.7 million, or 110.5%, to $104.1 million for the year ended December 31, 2007, compared to $49.4 million for the same period in 2006. Approximately $41.7 million of the increase was attributed to compensation costs from legacy Grubb & Ellis’ operations from December 8 through December 31, 2007. The remaining $13.0 million of the increase was related to the investment management business which increased to $62.5 million, or 26.3%, for the year ended December 31, 2007, compared to $49.5 million for the same period in 2006. The increase of $5.5 million, or 11.1%, in compensation related costs, which included $2.1 million in reimbursable salaries, wages and benefits, was primarily due to an increase in full-time equivalent employees of approximately 89%. Contributing to the increase in compensation costs was $7.5 million in non-cash stock based compensation.
General and Administrative
          General and administrative expense increased $14.1 million, or 46.6%, to $44.3 million for the year ended December 31, 2007, compared to $30.2 million for the same period in 2006. Approximately $4.7 million of the increase was attributed to general and administration expenses from the legacy Grubb & Ellis operations from December 8, 2007 through December 31, 2007. The remaining $9.4 million of the increase was related to the investment management business which increased to $39.6 million for the year ended December 31, 2007, compared to $30.2 million for the same period in 2006. The increase was primarily due to a $10.2 million increase resulting from operations of the Company’s broker-dealer acquired in December 2006, partially offset by decrease of $1.2 million related to non-recurring credits granted to certain investors in 2006.

Depreciation and Amortization
          Depreciation and amortization increased $7.5 million, or 415.5%, to $9.3 million for the year ended December 31, 2007, compared to $1.8 million for the same period in 2006. Approximately $885,000 of the increase was attributed to depreciation and amortization expense from the legacy Grubb & Ellis operations from December 8 through December 31, 2007, and an additional $6.7 million related to properties held for investment.
Rental Expense
          Rental expense includes pass-through expenses for master lease accommodations related to the Company’s TIC Programs.
Interest Expense
          Interest expense increased $4.1 million, or 59.9%, to $10.8 million for the year ended December 31, 2007, compared to $6.8 million for the same period in 2006. The increase was related to approximately $0.6 million in interest expense from legacy Grubb & Ellis operations from December 8 through December 31, 2007, $4.7 million related to investment management business and two properties held for investment.
Discontinued Operations
          In 2007, GERI acquired 13 properties to resell to its sponsored programs. In accordance with the requirements of the Property, Plant and Equipment Topic, for the year ended December 31, 2007, discontinued operations included the net income (loss) of one property and its associated limited liability company (“LLC”) entity sold to a joint venture, two properties and the associated LLCs resold to Healthcare REIT and ten properties and their associated LLCs classified as held for sale as of December 31, 2007. In addition, for the year ended December 31, 2007, discontinued operations included the net income (loss) of four properties and two LLCs owned by the Company and classified as held for sale. (See Note 20 to the consolidated financial statements included in this prospectus for additional information).
Income Tax
          The Company incurred a tax provision of $14.8 million for the year ended December 31, 2007, compared to a tax benefit of $7.4 million for the same period in 2006. Effective with the close of NNN’s 144A private equity offering on November 16, 2006, GERI became a wholly-owned subsidiary, which caused a change in GERI’s tax status from a non-taxable partnership to a taxable C corporation. The change in tax status required NNN to recognize a one time income tax benefit of $6.0 million for the future tax effects attributable to temporary differences between GAAP basis and tax accounting principles as of the effective date of November 15, 2006. The $25.6 million decrease in tax expense was primarily a result of the nonrecurring tax benefit noted above coupled with the inclusion of 12 months of book income in 2007 versus six weeks of book income in 2006 due to the change in tax status. In addition, the Company is subject to the highest federal income tax rate of 35% in 2007, compared to a 34% statutory tax rate in 2006. (See Note 25 to the consolidated financial statements included in this prospectus for additional information).
Net (loss) Income Attributable to Grubb & Ellis Company
          As a result of the above items, net income attributable to Grubb & Ellis Company increased $1.1 million to $21.1 million, or $0.53 per fully diluted share, for the year ended December 31, 2007, compared to net income attributable to Grubb & Ellis Company of $20.0 million, or $1.01 per fully diluted share, for the same period in 2006.
Results of Operations for the nine months ended September 30, 2009
Overview
          The Company reported revenue of approximately $385.1 million for the nine months ended September 30, 2009, compared with revenue of $468.8 million for the same period in 2008. The decrease was primarily the result of decreases in Transaction Services and Investment Management revenue of $54.4 million and $40.6 million, respectively, partially offset by increases in Management Services revenue of $13.8 million.
          The net loss attributable to Grubb & Ellis Company for the first nine months of 2009 was $95.7 million, or $1.51 per diluted share, and includes a non-cash charge of $16.6 million for real estate related impairments and a $21.6 million charge, which includes an allowance for bad debt and write-offs of related party receivables and advances. In addition, the nine month results included approximately $8.7 million of stock-based compensation and $5.7 million for amortization of other identified intangible assets.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
          The following summarizes comparative results of operations for the periods indicated.

	Nine Months Ended
	September 30,		Change
(In thousands)	2009	2008	$	%
Revenue
Management services	$199,636	$185,855	$13,781	7.4%
Transaction services	118,793	173,191	(54,398)	(31.4)
Investment management	43,912	84,480	(40,568)	(48.0)
Rental related	22,754	25,302	(2,548)	(10.1)

Total revenue	385,095	468,828	(83,733)	(17.9)

Operating Expense
Compensation costs	342,072	365,488	(23,416)	(6.4)
General and administrative	83,801	84,387	(586)	(0.7)
Depreciation and amortization	8,368	13,692	(5,324)	(38.9)
Rental related	16,159	15,384	775	5.0
Interest	12,490	9,928	2,562	25.8
Merger related costs	—	10,217	(10,217)	(100.0)
Real estate related impairments	16,615	34,778	(18,163)	(52.2)
Goodwill and intangible assets impairment	583	—	583	100.0

Total operating expense	480,088	533,874	(53,786)	(10.1)

Operating Loss	(94,993)	(65,046)	(29,947)	(46.0)

Other (Expense) Income
Equity in losses of unconsolidated entities	(1,635)	(10,602)	8,967	84.6
Interest income	472	757	(285)	(37.6)
Other income (loss)	394	(3,801)	4,195	110.4

Total other income (expense)	(769)	(13,646)	12,877	94.4

Loss from continuing operations before income tax (provision) benefit	(95,762)	(78,692)	(17,070)	(21.7)
Income tax (provision) benefit	(587)	23,124	(23,711)	(102.5)

Loss from continuing operations	(96,349)	(55,568)	(40,781)	(73.4)

Discontinued Operations
Gain (loss) from discontinued operations, net of taxes	(379)	(18,871)	18,492	98.0
(Loss) gain on disposal of discontinued operations, net of taxes	(626)	181	(807)	(445.9)

Total loss from discontinued operations	(1,005)	(18,690)	17,685	94.6

Net loss	(97,354)	(74,258)	(23,096)	(31.1)
Net (loss) income from noncontrolling interests	(1,686)	(6,298)	4,612	73.2

Net loss attributable to Grubb & Ellis Company	$(95,668)	$(67,960)	$(27,708)	(40.8)%

Revenue
Transaction and Management Services Revenue
          Management Services revenue increased $13.8 million or 7.4% to $199.6 million for the nine months ended September 30, 2009 which reflects an increase in square feet under management of 15.3 million or 7.4% to 221.2 million total square feet under management as of September 30, 2009. Management Services revenue, which is primarily property management fees and reimbursable salaries, also includes property management fee revenue of approximately $5.2 million and $5.6 million for the nine months ended September 30, 2009 and 2008, respectively, from the management of a significant portion of GERI’s captive property portfolio by Grubb & Ellis Managements Services.
          Transaction Services revenue decreased $54.4 million or 31.4% to $118.8 million for the nine months ended September 30, 2009. Transaction Services revenue primarily includes brokerage commission, valuation and consulting revenue. The Company’s Transaction Services business was negatively impacted by the current economic environment, which has reduced commercial real estate transaction velocity, particularly investment sales.

Investment Management Revenue
          Investment Management revenue decreased $40.6 million or 48.0% to $43.9 million for the nine months ended September 30, 2009. Investment Management revenue reflects revenue generated through the fee structure of the various investment products which included acquisition, loan and disposition fees of approximately $7.5 million and captive management fees of $24.9 million. These fees include acquisition, disposition, financing, and property and asset management. Key drivers of this business are the dollar value of equity raised, the amount of transactions that are generated in the investment product platforms and the amount of assets under management.
          In total, $533.0 million in equity was raised for the Company’s investment programs for the nine months ended September 30, 2009, compared with $760.5 million in the same period in 2008. The decrease was driven by a decrease in TIC equity raised and private client wealth management, partially offset by an increase in equity raised by the Company’s public non-traded REITs. During the nine months ended September 30, 2009, the Company’s public non-traded REIT programs raised $518.0 million, an increase of 30.8% from the $396.1 million equity raised in the same period in 2008. The Company’s TIC 1031 exchange programs raised $13.0 million in equity during the nine months ended September 30, 2009, compared with $152.9 million in the same period in 2008. The decrease in TIC equity raised for the nine months ended September 30, 2009 reflects the continued decline in current market conditions.
          Acquisition and loan fees decreased approximately $23.1 million, or 75.5%, to approximately $7.5 million for the nine months ended September 30, 2009, compared to approximately $30.5 million for the same period in 2008. The decrease in acquisition fees was primarily attributed to a decrease of $12.2 million in fees earned from the Company’s non-traded REIT programs, a decrease in fees from the Private Client Management platform, formerly known as Wealth Management, of $4.4 million, and a decrease of $6.5 million in fees from the TIC programs. During the nine months ended September 30, 2009, the Company acquired 6 properties on behalf of its sponsored programs for an approximate aggregate total of $240.3 million, compared to 46 properties for an approximate aggregate total of $1.0 billion during the same period in 2008.
          Disposition fees decreased approximately $4.6 million, or 100%, to zero for the nine months ended September 30, 2009, compared to approximately $4.6 million for the same period in 2008. Offsetting the disposition fees during the nine months ended September 30, 2008 was approximately $1.2 million of amortization of identified intangible contract rights associated with the acquisition of Realty as they represent the right to future disposition fees of a portfolio of real properties under contract. No amortization of identified intangible contract rights was recorded for the nine months ended September 30, 2009 because no disposition fees were recorded.
          Captive management decreased approximately $3.5 million or 12.4% to $24.9 million for the nine months ended September 30, 2009 which primarily reflects an increase in the deferral of fees.
Rental Revenue
          Rental revenue includes pass-through revenue for the master lease accommodations related to the Company’s TIC programs. Rental revenue also includes revenue from two properties held for investment.
Operating Expense Overview
          The Company’s operating expense of $480.1 million for the nine months ended September 30, 2009, representing a decrease of $53.8 million compared to the same period in 2008. The Company recognized real estate impairments of $16.6 million during the nine months ended September 30, 2009, a decrease of $18.2 million compared to real estate impairments of $34.8 million in the same period of 2008. In addition, compensation costs decreased $23.4 million due to lower commissions paid and synergies created as a result of the Merger and merger related costs decreased $10.2 million. Depreciation and amortization expense decreased $5.3 million when compared to the prior period primarily due to depreciation charges related to two properties held for investment in 2008 and 2009. Partially offsetting the overall decrease was an increase in interest expense of $2.6 million for the nine months ended September 30, 2009.
Compensation Costs
          Compensation costs decreased approximately $23.4 million, or 6.4%, to $342.1 million for the nine months ended September 30, 2009, compared to approximately $365.5 million for the same period in 2008 due to a decrease in commissions paid of approximately $32.6 million related to the Transactions Services portfolio as a result of decrease in activity and a decrease of approximately $5.1 million primarily related to the Investment Management business as a result of a reduction in headcount and decreases in salaries partially offset by an increase of $14.3 million as a result of an increase in reimbursable salaries, wages and benefits due to the growth in the Management Services portfolio.

General and Administrative
          General and administrative expense decreased approximately $0.6 million, or 0.7%, to $83.8 million for the nine months ended September 30, 2009, compared to approximately $84.4 million for the same period in 2008. The decrease reflects an increase of approximately $5.1 million in bad debt expense which is offset by decreases in items related to management’s cost saving efforts.
          General and administrative expense was 21.8% of total revenue for the nine months ended September 30, 2009, compared with 18.0% for the same period in 2008.
Depreciation and Amortization
          Depreciation and amortization expense decreased approximately $5.3 million, or 38.9%, to $8.4 million for the nine months ended September 30, 2009, compared to approximately $13.7 million for the same period in 2008. The decrease is primarily due to two properties the Company held for investment as of September 30, 2009. One of these properties was held for sale through June 30, 2009 and the other was held for sale through September 30, 2009. In accordance with the provisions of Property, Plant, and Equipment Topic, management determined that the carrying value of each property, before each property was classified as held for investment (adjusted for any depreciation and amortization expense and impairment losses that would have been recognized had the asset been continuously classified as held for investment) was greater than the carrying value net of selling costs, of the property at the date of the subsequent decision not to sell. Therefore, the Company made no additional adjustments to the carrying value of the asset as of September 30, 2009 and no depreciation expense was recorded during the period each property was held for sale. Included in depreciation and amortization expense was $2.4 million for amortization of other identified intangible assets.
Rental Expense
          Rental expense includes pass-through expenses for master lease accommodations related to the Company’s TIC programs. Rental expense also includes expense from two properties held for investment.
Interest Expense
          Interest expense increased approximately $2.6 million, or 25.8%, to $12.5 million for the nine months ended September 30, 2009, compared to $9.9 million for the same period in 2008. The increase in interest expense includes $1.5 million related to the reimbursement of mezzanine interest costs on certain TIC programs. In addition, interest costs related to the Credit Facility reflect an increase of $0.5 million due to additional borrowings, an increase in the interest rate to LIBOR plus 800 basis points from LIBOR plus 300 basis points as a result of the third amendment to the Credit Facility and an increase of $0.4 million related to the write off of loan fees related to the Credit Facility.
Real Estate Related Impairments
          The Company recognized impairment charges of approximately $16.6 million during the nine months ended September 30, 2009, which includes $9.8 million related to certain unconsolidated real estate investments and $6.8 million related to property held for investment as of September 30, 2009. Impairment charges of $10.2 million were recognized against the carrying value of the investments and charges of $6.4 million were recorded as an other contingent liability related to commitments associated with certain of the Company’s TIC programs during the nine months ended September 30, 2009. In addition, the Company recognized approximately $1.8 million related to two properties sold during the nine months ended September 30, 2009, for which the net income (loss) of the properties are classified as discontinued operations. See Discontinued Operations discussion below. The Company recognized an impairment charge of approximately $34.8 million during the nine months ended September 30, 2008. The impairment charge was recognized against the carrying value of the investments as of September 30, 2008.
Discontinued Operations
          In accordance with the requirements of the Property, Plant, and Equipment Topic, for the nine months ended September 30, 2009 and 2008, discontinued operations included the results of operations of four properties and one limited liability company (“LLC”) entity classified as held for sale during the period. The net loss of $1.0 million during the nine months ended September 30, 2009 includes approximately $0.6 million in loss on sale, net of taxes, related to the sale of the Danbury Property on June 3, 2009 and $1.8 million of real estate related impairments.
Income Tax
          The Company recognized a tax expense of approximately $0.6 million for the nine months ended September 30, 2009, compared to a tax benefit of $23.1 million for the same period in 2008. The net $23.7 million increase in tax expense was primarily a result of the $36.4 million valuation allowance recorded against continuing operations to offset tax benefits from the impairment of real estate held for sale recorded in discontinued operations during the nine months ended September 30, 2009 as compared to the same period in 2008. For the nine months ended September 30, 2009 and September 30, 2008, the reported effective income tax rates were (0.613%) and 29.39%, respectively. The change in the effective tax rate is primarily due to the impact of the $36.4 million valuation allowance. (See Note 19 to the consolidated financial statements included in this prospectus for additional information.)

Net Loss Attributable to Grubb & Ellis Company
          As a result of the above items, the Company recognized a net loss of $95.7 million, or $1.51 per diluted share, for the nine months ended September 30, 2009, compared to a net loss of $68.0 million, or $1.07 per diluted share, for the same period in 2008.
Commitments, Contingencies and Other Contractual Obligations
          Contractual Obligations — The Company leases office space throughout the United States through non-cancelable operating leases, which expire at various dates through 2016.
          There have been no significant changes in the Company’s contractual obligations since December 31, 2008.
          TIC Program Exchange Provision — Prior to the Merger, NNN entered into agreements in which NNN agreed to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC program. NNN also entered into an agreement with another investor that provided the investor with certain repurchase rights under certain circumstances with respect to their investment. The agreements containing such rights of exchange and repurchase rights pertain to initial investments in TIC programs totaling $31.6 million. In July 2009 the Company received notice from an investor of their intent to exercise such rights of exchange and repurchase with respect to an initial investment totaling $4.5 million. The Company is currently evaluating such notice to determine the nature and extent of the right of such exchange and repurchase, if any.
          The Company deferred revenues relating to these agreements of $0.3 million and $0.5 million for the nine months ended September 30, 2009 and 2008, respectively. Additional losses of $14.3 million and $4.5 million related to these agreements were recorded during the quarter ended December 31, 2008 and during the nine months ended September 30, 2009, respectively, to reflect the impairment in value of properties underlying the agreements with investors. As of September 30, 2009, the Company had recorded liabilities totaling $22.6 million related to such agreements, consisting of $3.8 million of cumulative deferred revenues and $18.8 million of additional losses related to these agreements.
          Guarantees — From time to time the Company provides guarantees of loans for properties under management. As of September 30, 2009, there were 147 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion. As of December 31, 2008, there were 151 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion. In addition, each consolidated VIE is joint and severally liable, along with the other investors in each relative TIC, on the non-recourse mortgage debt related to the VIE’s interests in the relative TIC investment. This non-recourse mortgage debt totaled $277.2 million and $277.8 million as of September 30, 2009 and December 31, 2008, respectively.
          The Company’s guarantees consisted of the following as of September 30, 2009 and December 31, 2008:

	September 30,	December 31,
(In thousands)	2009	2008
Non-recourse/carve-out guarantees of debt of properties under management(1)	$3,438,375	$3,414,433
Non-recourse/carve-out guarantees of the Company’s debt(1)	$107,000	$107,000
Recourse guarantees of debt of properties under management	$39,717	$42,426
Recourse guarantees of the Company’s debt	$10,000	$10,000

(1)	A “non-recourse/carve-out” guarantee imposes liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents. Each non-recourse carve-out guarantee is an individual document entered into with the mortgage lender in connection with the purchase or refinance of an individual property. While there is not a standard document evidencing these guarantees, liability under the non-recourse carve-out guarantees generally may be triggered by, among other things, any or all of the following:
•	a voluntary bankruptcy or similar insolvency proceeding of any borrower;

•	a “transfer” of the property or any interest therein in violation of the loan documents;

•	a violation by any borrower of the special purpose entity requirements set forth in the loan documents;

•	any fraud or material misrepresentation by any borrower or any guarantor in connection with the loan;

•	the gross negligence or willful misconduct by any borrower in connection with the property, the loan or any obligation under the loan documents;

•	the misapplication, misappropriation or conversion of (i) any rents, security deposits, proceeds or other funds, (ii) any insurance proceeds paid by reason of any loss, damage or destruction to the property, and (iii) any awards or other amounts received in connection with the condemnation of all or a portion of the property;

•	any waste of the property caused by acts or omissions of borrower of the removal or disposal of any portion of the property after an event of default under the loan documents; and

•	the breach of any obligations set forth in an environmental or hazardous substances indemnification agreement from borrower.
Certain violations (typically the first three listed above) render the entire debt balance recourse to the guarantor regardless of the actual damage incurred by lender, while the liability for other violations is limited to the damages incurred by the lender. Notice and cure provisions vary between guarantees. Generally the guarantor irrevocably and unconditionally guarantees to the lender the payment and performance of the guaranteed obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration or maturity or otherwise, and the guarantor covenants and agrees that it is liable for the guaranteed obligations as a primary obligor. As of September 30, 2009, to the best of the Company’s knowledge, there is no amount of debt owed by the Company as a result of the borrowers engaging in prohibited acts.
          Management initially evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of the Guarantees Topic. Any such liabilities were insignificant as of September 30, 2009 and December 31, 2008. In addition, on an ongoing basis, the Company evaluates the need to record additional liability in accordance with the requirements of the Contingencies Topic. As of September 30, 2009 and December 31, 2008, the Company had recourse guarantees of $39.7 million and $42.4 million, respectively, relating to debt of properties under management. As of September 30, 2009, approximately $21.3 million of these recourse guarantees relate to debt that has matured or is not currently in compliance with certain loan covenants. In evaluating the potential liability relating to such guarantees, the Company considers factors such as the value of the properties secured by the debt, the likelihood that the lender will call the guarantee in light of the current debt service and other factors. As of September 30, 2009 and December 31, 2008, the Company recorded a liability of $5.2 million and $9.1 million, respectively, related to its estimate of probable loss related to recourse guarantees of debt of properties under management which matured in January and April 2009.
          Investment Program Commitments — During June and July 2009, the Company revised the offering terms related to certain investment programs which it sponsors, including the commitment to fund additional property reserves and the waiver or reduction of future management fees and disposition fees. The company recorded a liability for future funding commitments as of September 30, 2009 for these unconsolidated VIEs totaling $1.5 million to fund TIC Program reserves.
          Deferred Compensation Plan — During 2008, the Company implemented a deferred compensation plan that permits employees and independent contractors to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. As of September 30, 2009 and December 31, 2008, $2.6 million and $1.7 million, respectively, reflecting the non-stock liability under this plan were included in accounts payable and accrued expenses. The Company has purchased whole-life insurance contracts on certain employee participants to recover distributions made or to be made under this plan and as of September 30, 2009 and December 31, 2008 have recorded the cash surrender value of the policies of $1.0 million and $1.1 million, respectively, in Prepaid expenses and other assets.
          In addition, the Company awards “phantom” shares of Company stock to participants under the deferred compensation plan. As of September 30, 2009 and December 31, 2008, the Company awarded an aggregate of 6.0 million and 5.4 million phantom shares, respectively, to certain employees with an aggregate value on the various grant dates of $23.3 million and $22.5 million, respectively. As of September 30, 2009, an aggregate of 5.7 million phantom share grants were outstanding. Generally, upon vesting, recipients of the grants are entitled to receive the number of phantom shares granted, regardless of the value of the shares upon the date of vesting; provided, however, grants with respect to 900,000 phantom shares had a guaranteed minimum share price ($3.1 million in the aggregate) that will result in the Company paying additional compensation to the participants should the value of the shares upon vesting be less than the grant date value of the shares. The Company accounts for additional compensation relating to the “guarantee’ portion of the awards by measuring at each reporting date the additional payment that would be due to the participant based on the difference between the then current value of the shares awarded and the guaranteed value. This award is then amortized on a straight-line basis as compensation expense over the requisite service (vesting) period, with an offset to deferred compensation liability.

Liquidity and Capital Resources
          As of September 30, 2009, cash and cash equivalents decreased by approximately $23.5 million, from a cash balance of $33.0 million as of December 31, 2008. The Company’s operating activities used net cash of $29.1 million, reflecting decreases in accounts receivable and prepaid assets of $17.2 million and payments of net operating liabilities totaling $6.5 million. Other operating activities used net cash totaling $39.8 million. Investing activities provided net cash of $81.2 million primarily as a result of the sale of two properties during the nine months ended September 30, 2009. Financing activities used net cash of $75.7 million primarily from principal repayments on notes payable of $79.2 million primarily related to two properties sold during the nine months ended September 30, 2009 offset by net contributions from noncontrolling interests of $4.1 million. The Company believes that it will have sufficient capital resources to satisfy its liquidity needs over the next twelve-month period. The Company expects to meet its long-term liquidity needs, which may include principal repayments of debt obligations, investments in various real estate investor programs and institutional funds and capital expenditures, through current and retained cash flow earnings, the sale of real estate properties, additional long-term secured and unsecured borrowings and proceeds from the potential issuance of debt or equity securities and the potential sale of other assets. As of September 30, 2009, the Company had $63.0 million outstanding under the Credit Facility.
          Pursuant to the terms of the Credit Facility, the Company was restricted to solely use the line of credit for investments, acquisitions, working capital, equity interest repurchase or exchange, and other general corporate purposes. The line bore interest at either the prime rate or LIBOR based rates, as the Company may choose on each of its borrowings, plus an applicable margin ranging from 1.50% to 2.50% based on the Company’s Debt/Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as defined in the Credit Facility.
          On August 5, 2008, the Company entered into the First Letter Amendment to its Credit Facility. The First Letter Amendment, among other things, provided the Company with an extension from September 30, 2008 to March 31, 2009 to dispose of the three real estate assets that the Company had previously acquired on behalf of GERA. Additionally, the First Letter Amendment also, among other things, modified select debt and financial covenants in order to provide greater flexibility to facilitate the Company’s TIC Programs.
          On November 4, 2008, the Company amended its Credit Facility (the “Second Letter Amendment”). The effective date of the Second Letter Amendment was September 30, 2008. (Certain capitalized terms set forth below that are not otherwise defined herein have the meaning ascribed to them in the Credit Facility, as amended.)
          The Second Letter Amendment, among other things, a) reduced the amount available under the Credit Facility from $75.0 million to $50.0 million by providing that no advances or letters of credit shall be made available to the Company after September 30, 2008 until such time as borrowings have been reduced to less than $50.0 million; b) provided that 100% of any net cash proceeds from the sale of certain real estate assets required to be sold by the Company shall permanently reduce the Revolving Credit Commitments, provided that the Revolving Credit Commitments shall not be reduced to less than $50.0 million by reason of the operation of such asset sales; and c) modified the interest rate incurred on borrowings by increasing the applicable margins by 100 basis points and by providing for an interest rate floor for any prime rate related borrowings.
          Additionally, the Second Letter Amendment, among other things, modified restrictions on guarantees of primary obligations from $125.0 million to $50.0 million, modified select financial covenants to reflect the impact of the economic environment on the Company’s financial performance, amended certain restrictions on payments by deleting any dividend/share repurchase limitations and modified the reporting requirements of the Company with respect to real property owned or held.
          As of September 30, 2008, the Company was not in compliance with certain of its financial covenants related to EBITDA. As a result, part of the Second Letter Amendment included a provision to modify selected covenants. The Company was not in compliance with certain debt covenants as of March 31, 2009, all of which were effectively cured as of such date by the Third Amendment to the Credit Facility described below. As a consequence of the foregoing, and certain provisions of the Third Amendment, the $63.0 million outstanding under the Credit Facility has been classified as a current liability as of September 30, 2009.
          On May 20, 2009, the Company further amended its Credit Facility by entering into the Third Amendment (the “Third Amendment”). The Third Amendment, among other things, bifurcated the existing credit facility into two revolving credit facilities, (i) a $38,000,000 Revolving Credit A Facility which was deemed fully funded as of the date of the Third Amendment, and (ii) a $29,289,245 Revolving Credit B Facility, comprised of revolving credit advances in the aggregate of $25,000,000 which were deemed fully funded as of the date of the Third Amendment and letters of credit advances in the aggregate amount of $4,289,245 which are issued and outstanding as of the date of the Third Amendment. The Third Amendment required the Company to draw down $4,289,245 under the Revolving Credit B Facility on the date of the Third Amendment and deposit such funds in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility and eliminated the swingline features of the Credit Facility and the Company’s ability to cause the lenders to issue any additional letters of credit. In addition, the Third Amendment also changed the termination date of the Credit Facility from December 7, 2010 to March 31, 2010 and modified the interest rate incurred on borrowings by initially increasing the applicable margin by 450 basis points (or to 7.00% on prime rate loans and 8.00% on LIBOR based loans).

          The Third Amendment also eliminated specific financial covenants, and in its place, the Company was required to comply with the approved budget, that had been agreed to by the Company and the lenders, subject to agreed upon variances. The approved budget related solely to the 2009 fiscal year (the “Budget”). The Budget was the Company’s operating cash flow budget, and encompassed all aspects of typical operating cash flows including revenues, fees and expenses, and such working capital components as receivables and accounts payables, taxes, debt service and any other identifiable cash flow items. Pursuant to the Budget, the Company was required to stay within certain variance parameters with respect to cumulative cash flow for the remainder of the 2009 year to remain in compliance with the Credit Facility. The Company was also required under the Third Amendment to effect the Recapitalization Plan, on or before September 30, 2009 and in connection therewith to effect the Partial Prepayment of the Revolving A Credit Facility. In the event the Company failed to effect the Recapitalization Plan and in connection therewith to reduce the Revolving Credit A Credit Facility by the Partial Prepayment amount, the (i) lenders would have had the right commencing on October 1, 2009, to exercise the Warrants, for nominal consideration, to purchase common stock of the Company equal to 15% of the common stock of the Company on a fully diluted basis as of such date, subject to adjustment, (ii) the applicable margin automatically increased to 11% on prime rate loans and increased to 12% on LIBOR based loans, (iii) the Company was required to amortize an aggregate of $10 million of the Revolving Credit A Facility in three equal installments on the first business day of each of the last three months of 2009, (iv) the Company was obligated to submit a revised budget by October 1, 2009, (v) the Credit Facility would have terminated on January 15, 2010, and (vi) no further advances were available to be drawn under the Credit Facility.
          In the event the Company effected the Recapitalization Plan and the Partial Prepayment amount on or prior to September 30, 2009, the Warrants would have automatically expired and not become exercisable, the applicable margin would have automatically been reduced to 3% on prime rate loans and 4% on LIBOR based loans and the Company had the right, subject to the requisite approval of the lenders, to seek an extension to extend the term of the Credit Facility to January 5, 2011, provided the Company also paid a fee of .25% of the then outstanding commitments under the Credit Facility. The Company calculated the initial fair value of the Warrants to be $534,000 and has recorded such amount in stockholders’ equity with a corresponding debt discount to the line of credit balance. Such debt discount amount will be amortized into interest expense over the remaining term of the Credit Facility. As of September 30, 2009, the net debt discount balance was $291,000 and is included in the current portion of line of credit in the accompanying consolidated balance sheet.
          As a result of the Third Amendment the Company was required to prepay Revolving Credit A Advances (and to the extent the Revolving Credit A Facility shall be reduced to zero, prepay outstanding Revolving Credit B Advances) in an amount equal to 100% (or, after the Revolving Credit A Advances are reduced by at least the Partial Prepayment amount, in an amount equal to 50%) of Net Cash Proceeds (as defined in the Credit Facility) from:
•	assets sales,

•	conversions of Investments (as defined in the Credit Facility),

•	the refund of any taxes or the sale of equity interests by the Company or its subsidiaries,

•	the issuance of debt securities, or

•	any other transaction or event occurring outside the ordinary course of business of the Company or its subsidiaries;
provided, however, that (a) the Net Cash Proceeds received from the sale of the certain real property assets shall be used to prepay outstanding Revolving Credit B Advances and to the extent Revolving Credit B Advances shall be reduced to zero, to prepay outstanding Revolving Credit A Advances, (b) the Company shall prepay outstanding Revolving Credit B Advances in an amount equal to 100% of the Net Cash Proceeds from the sale of the Danbury Property unless the Company is then not in compliance with the Recapitalization Plan in which event Revolving Credit A Advances shall be prepaid first and (c) the Company’s 2008 tax refund was used to prepay outstanding Revolving Credit B Advances upon the closing of the Third Amendment.
          The Third Amendment required the Company to use its commercially reasonable best efforts to sell four other commercial properties, including the two remaining GERA Properties, by September 30, 2009. The Credit Facility is secured by substantially all of the assets of the Company.
          On September 30, 2009, the Company further amended its Credit Facility by entering into the First Credit Facility Letter Amendment. The First Credit Facility Letter Amendment, among other things, modified and provided the Company an extension from September 30, 2009 to November 30, 2009 (the “Extension”) to (i) effect its Recapitalization Plan and in connection therewith to effect a prepayment of at least seventy two (72%) percent of the Revolving Credit A Advances (as defined in the Credit Facility), and (ii) sell four commercial properties, including the two real estate assets the Company had previously acquired on behalf of GERA.
          The First Credit Facility Letter Amendment also granted the Company a one-time right, exercisable by November 30, 2009, to prepay the Credit Facility in full for a reduced principal amount equal to approximately 65% of the aggregate principal amount of the Credit Facility then outstanding (the “Discount Prepayment Option”).
          In connection with the Extension, the warrant agreement was also amended to extend from October 1, 2009 to December 1, 2009, the time when the Warrants are first exercisable by its holders.

          The First Credit Facility Letter Amendment also granted a one-time waiver from the covenant requiring all proceeds of sales of equity or debt securities to be applied to pay down the Credit Facility to facilitate the sale by the Company to an affiliate of the Company’s largest stockholder and Chairman of the Board of Directors of the Company, $5.0 million of subordinated debt or equity securities of the Company (the “Permitted Placement”) so long as (i) the Permitted Placement is junior, subject and subordinate to the Credit Facility, (ii) the net proceeds of the Permitted Placement are placed into an account with the lender, (iii) the disbursement of the funds in such account is in accordance with the approved budget that has been agreed to by the Company and the lenders, (iv) that the lenders be granted a security interest in the net proceeds of the Permitted Placement, and (v) the Permitted Placement is otherwise satisfactory to the Lenders. In addition, if the Permitted Placement is in the form of subordinated debt, the Company and the entity making the $5.0 million loan are required to enter into a subordination agreement with the lenders.
          Finally, the First Credit Facility Letter Amendment also provided that $4.3 million that was deposited in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility would instead be used to pay down the Credit Facility.
          The Credit Facility was secured by substantially all of the Company’s assets. The outstanding balance on the Credit Facility was $63.0 million as of September 30, 2009 and December 31, 2008 and carried a weighted average interest rate of 8.37% and 4.51%, respectively.
          In connection with the Merger, the Company announced its intention to pay a $0.41 per share dividend per annum, which equates to approximately $26.5 million on an annual basis. The Company declared and paid such dividends for holders of records at the end of each of the first and second calendar quarters of 2008. On July 11, 2008, the Company’s Board of Directors approved the suspension of future dividend payments. In addition, the Board of Directors approved a share repurchase program under which the Company may repurchase up to $25 million of its common stock through the end of 2009. The Company did not repurchase any shares of its common stock during the nine months ended September 30, 2009.
          The Credit Facility restricted our ability to operate outside of the approved budget without the permission of the requisite majority of lenders, and the failure to operate within the approved budget by more than the greater of $1,500,000 or 15% on a cumulative basis for more than three consecutive weeks would, absent the requisite approval, result in an event of default of the Credit Facility and make the entire balance due and payable. In addition, we were required to remit Net Cash Proceeds from the sale of assets including real estate assets to repay advances under the Credit Facility and pursue additional sources of capital in accordance with the Recapitalization Plan. The Company’s Credit Facility required the Company to implement the Recapitalization Plan and complete each step provided in the Recapitalization Plan by the dates set for such completion. In the event the Company was unable to effect the Partial Prepayment in connection with the Recapitalization Plan by September 30, 2009, the Company was required to amortize $10 million of the Revolving Credit A Facility in three equal installments on the first business day of each of the last three months of 2009 and the entire Credit Facility would become due and payable on January 15, 2010. In addition, the Company would not have access to any further advances under the Revolving Credit B Facility which would greatly reduce the Company’s liquidity. All of these demands put the Company’s liquidity and financial resources at risk.
          On October 2, 2009, the Company effected the Permitted Placement (see Note 11 to the consolidated financial statements included in this prospectus) and issued a $5.0 million senior subordinated convertible note (the “Note”) to Kojaian Management Corporation. The Note (i) bears interest at twelve percent (12%) per annum, (ii) is co-terminous with the term of the Credit Facility (including if the Credit Facility is terminated pursuant to the Discount Prepayment Option), (iii) is unsecured and fully subordinate to the Credit Facility, and (iv) in the event the Company issues or sells equity securities in connection with or pursuant to a transaction with a non-affiliate of the Company while the Note is outstanding, at the option of the holder of the Note, the principal amount of the Note then outstanding is convertible into those equity securities of the Company issued or sold in such non-affiliate transaction. In connection with the issuance of the Note, Kojaian Management Corporation, the lenders to the Credit Facility and the Company entered into a subordination agreement (the “Subordination Agreement”). The Permitted Placement was a transaction by the Company not involving a public offering in accordance with Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).
          On November 6, 2009, the Company completed the private placement of 900,000 shares of its 12% Preferred Stock, to qualified institutional buyers and other accredited investors. In conjunction with the offering, the entire $5.0 million principal balance of the Note was converted into the Preferred Stock at the offering price and the holder of the Note received accrued interest of approximately $57,000. In addition, the holder of the Note also purchased an additional $5 million of preferred stock at the offering price. The Company also granted the initial purchaser a 45-day option to purchase up to an additional 100,000 shares of Preferred Stock.
          The Preferred Stock was offered in reliance on exemptions from the registration requirements of the Securities Act that apply to offers and sales of securities that do not involve a public offering. As such, the Preferred Stock was offered and will be sold only to (i) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (ii) to a limited number of institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act), and (iii) to a limited number of individual “accredited investors” (as defined in Rule 501(a)(4), (5) or (6) of the Securities Act).

          Upon the closing of the sale of the $90 million of Preferred Stock, the Company received cash proceeds of approximately $85.0 million after giving effect to the conversion of the Note and after deducting the initial purchaser’s discounts and certain offering expenses. A portion of proceeds were used to pay in full borrowings under the Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million and the Credit Facility was terminated. The balance of the proceeds to be used for working capital purposes.
          The Certificate of Designations with respect to the Preferred Stock provides, among other things, that each share of Preferred Stock is convertible, at the holder’s option, into the Company’s common stock, par value $.01 per share at a conversion rate of 60.606 shares of common stock for each share of Preferred Stock, subject to adjustment, which represents a conversion price of approximately $1.65 per share of common stock.
          The terms of the Preferred Stock provide for cumulative dividends from and including the date of original issuance in the amount of $12.00 per share each year. Dividends on the Preferred Stock will be payable when, as and if declared, quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on December 31, 2009. In addition, in the event of any cash distribution to holders of the common stock, holders of Preferred Stock will be entitled to participate in such distribution as if such holders had converted their shares of Preferred Stock into common stock.
          If the Company fails to pay the quarterly Preferred Stock dividend in full for two consecutive quarters, the dividend rate will automatically be increased by .50% of the initial liquidation preference per share per quarter (up to a maximum amount of increase of 2% of the initial liquidation preference per share) until cumulative dividends have been paid in full. In addition, subject to certain limitations, in the event the dividends on the Preferred Stock are in arrears for six or more quarters, whether or not consecutive, holders representing a majority of the shares of Preferred Stock voting together as a class with holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable will be entitled to nominate and vote for the election of two additional directors to serve on the Board of Directors until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred or are exercisable have been paid or declared and a sum sufficient for payment has been set aside therefore.
          During the six month period following November 6, 2009, if the Company issues any securities, other than certain permitted issuances, and the price per share of the common stock (or the equivalent for securities convertible into or exchangeable for common stock) is less than the then current conversion price of the Preferred Stock, the conversion price will be reduced pursuant to a weighted average anti-dilution formula.
          Holders of Preferred Stock may require the Company to repurchase all, or a specified whole number, of their Preferred Stock upon the occurrence of a “Fundamental Change” (as defined in the Certificate of Designations) with respect to any Fundamental Change that occurs (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends, and (ii) from November 15, 2014 until prior to November 15, 2019, at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends. On or after November 15, 2014, the Company may, at its option, redeem the Preferred Stock, in whole or in part, by paying an amount equal to 110% of the sum of the initial liquidation preference per share plus any accrued and unpaid dividends to and including the date of redemption.
          In the event of certain events that constitute a “Change in Control” (as defined in the Certificate of Designations) prior to November 15, 2014, the conversion rate of the Preferred Stock will be subject to increase. The amount of the increase in the applicable conversion rate, if any, will be based on the date in which the Change in Control becomes effective, the price to be paid per share with respect to the common stock and the transaction constituting the Change in Control.
          The Company has entered into a registration rights agreement (the “Registration Rights Agreement”) with one of the lead investors (and its affiliates) with respect to the shares of Preferred Stock, and common stock issuable upon the conversion of such Preferred Stock, that was acquired by such lead investor (and affiliates) in the offering and the registration statement in which this prospectus is a part, is being filed pursuant to such Registration Rights Agreement. No other purchasers of the Preferred Stock in the offering will have the right to have their shares of Preferred Stock, or shares of common stock issuable upon conversion of such Preferred Stock, registered. In addition, subject to certain limitations, the lead investor who acquired the registration rights also has certain preemptive rights in the event the Company issues for cash consideration any common stock or any securities convertible into or exchangeable for common stock (or any rights, warrants or options to purchase any such common stock) during the six-month period subsequent to November 6, 2009. Such preemptive right is intended to permit such lead investor to maintain its pro rata ownership of the Preferred Stock acquired in the offering.
          Except as otherwise provided by law, the holders of the Preferred Stock vote together with the holders of common stock as one class on all matters on which holders of common stock vote. Holders of the Preferred Stock when voting as a single class with holders of common stock are entitled to voting rights equal to the number of shares of Common Stock into which the Preferred Stock is convertible, on an “as if” converted basis. Holders of Preferred Stock vote as a separate class with respect to certain matters.

          Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled, prior to any distribution to holders of any securities ranking junior to the Preferred Stock, including but not limited to the common stock, and on a pro rata basis with other preferred stock of equal ranking, a cash liquidation preference equal to the greater of (i) 110% of the sum of the initial liquidation preference per share plus accrued and unpaid dividends thereon, if any, from November 6, 2009, the date of the closing of the offering, and (ii) an amount equal to the distribution amount each holder of Preferred Stock would have received had all shares of Preferred Stock been converted to common stock.
          Pursuant to the overallotment option of up to 100,000 shares of Preferred Stock granted to the initial purchaser in connection with the offering, the Company has effected the sale of an aggregate of 65,700 shares of Preferred Stock for gross proceeds of approximately $6.6 million.
          This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Preferred Stock or common stock issuable upon conversion of the Preferred Stock in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.
Cash Flow
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
          Net cash used in operating activities increased $67.1 million to $33.6 million for the year ended December 31, 2008, compared to net cash provided by operating activities of $33.5 million for the same period in 2007. Net cash used in operating activities included a decrease in net income of $351.9 million adjusted for an increase in non-cash reconciling items, the most significant of which was $181.3 million in goodwill impairment, $90.4 million in real estate related impairments, $11.7 million in stock-based compensation, $29.0 million in depreciation and amortization primarily related to five properties held for sale, $1.2 million as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty, partially offset by a $3.8 million increase in deferred taxes. Also contributing to this increase was cash used in net changes in other operating assets and liabilities of $36.3 million.
          Net cash used in investing activities decreased $410.6 million to $76.3 million for the year ended December 31, 2008, compared to $486.9 million for the same period in 2007. This decrease in cash used in investing activities was primarily related to a decrease of $483.0 million of cash used in the acquisition and related improvements of office properties and asset purchases for GERI’s sponsored TIC Programs, partially offset by $92.9 million in proceeds from the sales of certain real estate assets in 2007.
          Net cash provided by financing activities decreased $306.9 million to $93.6 million for the year ended December 31, 2008, compared to $400.5 million for the same period in 2007. The decrease was primarily due to a decrease of $443.7 million in borrowings on notes payable related to properties purchased for GERI’s sponsored TIC Programs in 2008, a decrease of $27.0 million in contributions from minority interests in 2008 offset by a decrease of $87.5 million in repayments of notes payable and capital lease obligations and an increase in advances on the line of credit of $55.0 million in 2008.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
          Net cash provided by operating activities increased $16.2 million to $33.5 million for the year ended December 31, 2007, compared to $17.4 million for the same period in 2006. Net cash provided by operating activities included an increase in net income of $1.1 million adjusted for an increase in non-cash reconciling items, the most significant of which was $5.2 million in stock-based compensation, $6.6 million in depreciation and amortization primarily related to two properties purchased in 2007, $2.7 million as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty, partially offset by a $1.0 million increase in deferred taxes. Also contributing to this increase was cash provided by net changes in other operating assets and liabilities of $6.1 million. This increase in cash from operating activities was partially offset by a $7.3 million increase in accounts receivable from related parties which consisted primarily of accrued management, leasing and transaction fees from the Company’s various sponsored programs.
          Net cash used in investing activities increased $430.7 million to $486.9 million for the year ended December 31, 2007, compared to $56.2 million for the same period in 2006. This increase in cash used in investing activities was primarily related to $142.3 million of cash used in the acquisition and related improvements to two office properties held for investment and $462.8 million for asset purchases of GERI’s sponsored programs, to facilitate the reselling of such assets to its TIC Programs and REITs, partially offset by $92.9 million in proceeds from the sales of these assets and $117.5 million in proceeds from repayment of advances to related parties.
          Net cash provided by financing activities increased $259.9 million to $400.5 million for the year ended December 31, 2007, compared to $140.5 million for the same period in 2006. The increase was primarily due to an increase of $426.3 million in borrowings on notes payable related to properties acquired in 2007 and an increase of $34.5 million in contributions from minority interests in 2007 and a decrease of $11.6 million in dividends paid in 2007. Partially offsetting the year-over-year increase in cash provided by financing activities was $146.0 million in net proceeds in November 2006 as a result of the issuance of NNN’s common stock through the 144A private equity offering, an increase of $47.9 million in principal repayments on notes payable in 2007 and $7.5 million in additional repayments under the Company’s line of credit in 2007.

Commitments, Contingencies and Other Contractual Obligations
Contractual Obligations
          The Company leases office space throughout the country through non-cancelable operating leases, which expire at various dates through June 30, 2020.
          The following table summarizes contractual obligations as of December 31, 2008 and the effect that such obligations are expected to have on the Company’s liquidity and cash flow in future periods. This table does not reflect any available extension options.

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years
(In thousands)	2009	(2010-2011)	(2012-2013)	(After 2013)	Total
Principal — secured debt	$63,000	$—	$—	$—	$63,000
Interest — secured debt	3,570	6,951	—	—	10,521
Principal — properties held for sale and investment	108,779	180	—	107,000	215,959
Interest — properties held for sale and investment	8,656	13,021	13,012	14,187	48,876
Principal — senior notes	—	16,277	—	—	16,277
Interest — senior notes	1,424	2,849	843	—	5,116
Operating lease obligations — others	9,793	21,754	21,884	19,880	73,311
Operating lease obligations — general	22,085	30,829	22,082	16,903	91,899
Capital lease obligations	333	203	—	—	536

Total	$217,640	$92,064	$57,821	$157,970	$525,495

          TIC Program Exchange Provisions. Prior to the Merger, NNN entered into agreements in which NNN agreed to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC program. NNN also entered into an agreement with another investor that provided the investor with certain repurchase rights under certain circumstances with respect to their investment. The agreements containing such rights of exchange and repurchase rights pertain to initial investments in TIC programs totaling $31.6 million. The Company deferred revenues relating to these agreements of $584,000, $393,000 and $986,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Additional losses of $14.3 million related to these agreements were recorded in 2008 to reflect the impairment in value of properties underlying the agreements with investors. As of December 31, 2008 the Company had recorded liabilities totaling $18.6 million related to such agreements, consisting of $4.3 million of cumulative deferred revenues and $14.3 million of additional losses related to these agreements.
          Off-Balance Sheet Arrangements. From time to time the Company provides guarantees of loans for properties under management. As of December 31, 2008, there were 151 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion. As of December 31, 2007, there were 143 properties under management with loan guarantees of approximately $3.4 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.6 billion. In addition, the consolidated VIEs and unconsolidated VIEs are jointly and severally liable on the non-recourse mortgage debt related to the interests in the Company’s TIC investments totaling $277.8 million and $385.3 million as of December 31, 2008, respectively.
          The Company’s guarantees consisted of the following as of December 31, 2008 and 2007:

	December 31,
(In thousands)	2008	2007
Non-recourse/carve-out guarantees of debt of properties under management(1)	$3,414,433	$3,167,447
Non-recourse/carve-out guarantees of the Company’s debt(1)	$107,000	$221,430
Guarantees of the Company’s mezzanine debt	$—	$48,790
Recourse guarantees of debt of properties under management	$42,426	$47,399
Recourse guarantees of the Company’s debt	$10,000	$10,000

(1)	A “non-recourse/carve-out” guaranty imposes personal liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents.

          Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of the Guarantees Topic. Subsequent to the initial measurement under the requirements of the Guarantees Topic, the Company evaluates the ongoing liability relating to these guarantees in accordance with the requirements of the Contingencies Topic. As of December 31, 2008, the Company recorded a liability of $9.1 million related to recourse guarantees of debt of properties under management which matured in January and April 2009. Any other such liabilities were insignificant as of December 31, 2008 and 2007.
Quantitative and Qualitative Disclosures About Market Risk.
Interest Rate Risk
          Derivatives — The Company’s Credit Facility debt obligations and mortgage loan obligations are floating rate obligations whose interest rate and related monthly interest payments vary with the movement in LIBOR and/or prime lending rates. As of December 31, 2008 and 2007, the outstanding principal balances on the Credit Facility debt obligations totaled $63.0 million and $8.0 million, respectively, and on the mortgage loan debt obligations totaled $216.0 million and $348.9 million, respectively. As of September 30, 2009, the outstanding principal balance on the Credit Facility totaled $63.0 million and on the mortgage loan debt obligations totaled $138.6 million. Since interest payments on any future obligation will increase if interest rate markets rise, or decrease if interest rate markets decline, the Company will be subject to cash flow risk related to these debt instruments. In order to mitigate this risk, the terms of the Company’s Credit Facility required the Company to maintain interest rate hedge agreements that were in effect as of the date of the Third Amendment against variable interest debt obligations. To fulfill this requirement, the Company held two interest rate cap agreements with Deutsche Bank Trust Company Americas, which provide for quarterly payments to the Company equal to the variable interest amount paid by the Company in excess of 6.00% of the underlying notional amounts. In addition, the terms of certain mortgage loan agreements required the Company to purchase two-year interest rate caps on 30-day LIBOR with a LIBOR strike price of 6.00%, thereby locking the maximum interest rate on borrowings under the mortgage loans at 7.70% for the initial two year term of the mortgage loans.
          The Company’s earnings are affected by changes in short-term interest rates as a result of the variable interest rates incurred on its Credit Facility. The Company’s Credit Facility is secured by its assets, bears interest at the bank’s prime rate or LIBOR plus applicable margins based on compliance with covenants with respect to consummation of a recapitalization transaction in accordance with the Recapitalization Plan and currently matures on March 31, 2010, subject to extension or early termination under certain circumstances. Since interest payments on this obligation will increase if interest rate markets rise, or decrease if interest rate markets decline, the Company is subject to cash flow risk related to this debt instrument as amounts are drawn under the Credit Facility.
          Additionally, the Company’s earnings are affected by changes in short-term interest rates as a result of the variable interest rate incurred on the portion of the outstanding mortgages on its real estate held for sale. As of December 31, 2008 and 2007, the outstanding principal balance on these variable rate debt obligations was $108.7 million and $169.3 million, respectively, with a weighted average interest rate of 3.78% and 8.23% per annum, respectively. As of September 30, 2009, the outstanding principal balance on these variable rate debt obligations was $31.6 million, with a weighted average interest rate of 6.00% per annum. Since interest payments on these obligations will increase if interest rates rise, or decrease if interest rates decline, the Company is subject to cash flow risk related to these debt instruments. As of December 31, 2008, for example, a 0.5% increase in interest rates would have increased the Company’s overall annual interest expense by approximately $0.4 million, or 3.67%. As of December 31, 2007, for example, a 0.8% increase in interest rates would have increased the Company’s overall annual interest expense by approximately $1.4 million, or 9.72%. As of September 30, 2009, a 0.50% increase in interest rates would not have increased the Company’s overall annual interest expense since the Company’s variable rate mortgage debt has a minimum interest rate of 6.00% and is based on LIBOR plus an applicable margin and a 0.50% increase in LIBOR plus the applicable margin would not have exceeded the minimum interest rate of 6.00% in effect as of September 30, 2009. This sensitivity analysis contains certain simplifying assumptions, for example, it does not consider the impact of changes in prepayment risk.
          During the fourth quarter of 2006, GERI entered into several interest rate lock agreements with commercial banks aggregating to approximately $400.0 million, with interest rates ranging from 6.15% to 6.19% per annum. All rate locks were cancelled and all deposits in connection with these agreements were refunded to the Company in April 2008.
          Except for the acquisition of Grubb & Ellis Alesco Global Advisors, LLC, as previously described, the Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

MANAGEMENT
Executive Officers and Directors
          The following table and discussion sets forth, as of the date of this prospectus, the names and ages of our current directors and our executive officers. Executive officers are appointed by our Board of Directors and shall serve until the expiration of their contracts, their death, resignation or removal by our Board of Directors. Our directors serve one year terms or until their successors are elected and qualified or until their death, resignation or removal in the manner provided in our certificate of incorporation, bylaws or other relevant operating documents. The present term of each of our directors will expire at the next annual meeting of our stockholders.

Name	Age	Position with Company
Thomas D’Arcy	50	Chief Executive Officer, President and Director
Richard W. Pehlke	56	Executive Vice President and Chief Financial Officer
Andrea R. Biller	60	General Counsel, Executive Vice President and Corporate Secretary
Jeffrey T. Hanson	39	Chief Investment Officer
Jacob Van Berkel	49	Executive Vice President and Chief Operating Officer
Stanley J. Olander, Jr.	55	Executive Vice President—Multifamily of the Company
C. Michael Kojaian	48	Director
Robert J. McLaughlin	76	Director
Devin I. Murphy	49	Director
D. Fleet Wallace	42	Director
Rodger D. Young	63	Director
          Thomas D’Arcy has served as the President and Chief Executive Officer and as a director of the Company since November 16, 2009. Mr. D’Arcy has been since April 2008 and is currently the non-executive chairman of the board of directors of Inland Real Estate Corporation (NYSE: IRC), where he has also been an independent director since 2005. Mr. D’Arcy has over 20 years of experience acquiring, developing and financing all forms of commercial and residential real estate. He is currently a principal in Bayside Realty Partners, a private real estate company focused on acquiring, renovating and developing land and income producing real estate primarily in the New England area. From 2001 to 2003, Mr. D’Arcy was president and chief executive officer of Equity Investment Group, a private real estate company owned by an investor group which included The Government of Singapore, The Carlyle Group and Northwestern Mutual Life Insurance Company. Prior to his tenure with Equity Investment Group, Mr. D’Arcy was the chairman of the board, president and chief executive officer of Bradley Real Estate, Inc., a Boston-based real estate investment trust traded on the NYSE, from 1989 to 2000. Mr. D’Arcy is a graduate of Bates College.
          Richard W. Pehlke has served as the Executive Vice President and Chief Financial Officer of the Company since February 2007. Prior to joining the Company, Mr. Pehlke served as Executive Vice President and Chief Financial Officer and a member of the board of directors of Hudson Highland Group, a publicly held global professional staffing and recruiting business, from 2003 to December 2005 and served as a consultant during 2006. From 2001 to 2003, Mr. Pehlke operated his own consulting business specializing in financial strategy and leadership development. In 2000, he was the Executive Vice President and Chief Financial Officer of ONE, Inc. a privately held software implementation business. Prior to 2000, Mr. Pehlke held senior financial positions in the telecommunications, financial services and food and consumer products industries.
          Andrea R. Biller has served as Executive Vice President, General Counsel and Corporate Secretary of the Company since December 2007. She joined Grubb & Ellis Realty Investors, LLC in March 2003 as General Counsel and served as NNN’s General Counsel, Executive Vice President and Corporate Secretary since November 2006 and director since December 2007. Ms. Biller also has served as Executive Vice President and Corporate Secretary of Grubb & Ellis Healthcare REIT II, Inc. since January 2009 and Corporate Secretary of Grubb & Ellis Apartment REIT, Inc. since April 2009 and from December 2005 to February 2009. Ms. Biller also has served as a director of Grubb & Ellis Apartment REIT, Inc. since June 2008. Ms. Biller served as an Attorney at the Securities and Exchange Commission, Division of Corporate Finance, in Washington D.C. from 1995-2000, including two years as Special Counsel, and as a private attorney specializing in corporate and securities law from 1990-1995 and 2000-2002. Ms. Biller is licensed to practice law in California, Virginia, and Washington, D.C.
          Jeffrey T. Hanson has served as Chief Investment Officer of the Company since December 2007. He has served as Chief Investment Officer of NNN since November 2006 and as a director since November 2008 and joined Grub & Ellis Realty Investors in July 2006 and has served as its President and Chief Investment Officer since November 2007. Mr. Hanson has also served as the President and Chief Executive Officer of Triple Net Properties Realty, Inc. (“Realty”) since July 2006 and as Chairman since April 2007. Mr. Hanson also has served as Chief Executive Officer and Chairman of the Board of Grubb & Ellis Healthcare REIT II, Inc. since January 2009. From December 1997 to July 2006, Mr. Hanson was a Senior Vice President with the Grubb and Ellis Institutional Investment Group in Grubb & Ellis’ Newport Beach office. Mr. Hanson served as a real estate broker with CB Richard Ellis from 1996 to December 1997. Mr. Hanson formerly served as a member of the Grubb & Ellis President’s Counsel and Institutional Investment Group Board of Advisors.

          Jacob Van Berkel has served as Executive Vice President and Chief Operating Officer of the Company since February 2008 and President, Real Estate Services since May 2008. Mr. Van Berkel oversees operations and business integration for Grubb & Ellis, having joined NNN in August 2007 to assist with the merger of the two companies. He is responsible for the strategic direction of all Grubb & Ellis’ human resources, marketing and communications, research and other day-to-day operational activities. He has 25 years of experience, including more than four years at CB Richard Ellis as senior vice president, human resources as well as in senior global human resources, operations and sales positions with First Data Corporation, Gateway Inc. and Western Digital.
          Stanley J. Olander, Jr. has served as an Executive Vice President — Multifamily of the Company since December 2007. He has also served as Chief Executive Officer and a director of Grubb & Ellis Apartment REIT, Inc. and Chief Executive Officer of Grubb & Ellis Apartment REIT Advisors, LLC since December 2005. Mr. Olander has also served as Grubb & Ellis Apartment REIT, Inc.’s Chairman of the Board since December 2006 and has also served as President of Grubb & Ellis Apartment REIT, Inc. and President of Grubb & Ellis Apartment REIT Advisors, LLC since April 2007. Mr. Olander has also been a Managing Member of ROC REIT Advisors, LLC since 2006 and a Managing Member of ROC Realty Advisors since 2005. Additionally, since July 2007, Mr. Olander has also served as Chief Executive Officer, President and Chairman of the Board of Grubb & Ellis Residential Management, Inc. He served as President and Chief Financial Officer and a member of the board of directors of Cornerstone Realty Income Trust, Inc. from 1996 until April 2005
          C. Michael Kojaian has served as a director of the Company since December 1996. He served as the Chairman of the Board of Directors of the Company from June 2002 until December 7, 2007 and has served as the Chairman of the Board of Directors of the Company since January 6, 2009. He has been the President of Kojaian Ventures, L.L.C. and also Executive Vice President, a director and a shareholder of Kojaian Management Corporation, both of which are investment firms headquartered in Bloomfield Hills, Michigan, since 2000 and 1985, respectively. He is also a director of Arbor Realty Trust, Inc. Mr. Kojaian has also served as the Chairman of the Board of Directors of Grubb & Ellis Realty Advisors, Inc., an affiliate of the Company, from its inception in September 2005 until April 2008, and as its Chief Executive Officer from December 13, 2007 until April 2008.
          Robert J. McLaughlin has served as a director of the Company since July 2004. Mr. McLaughlin previously served as a director of the Company from September 1994 to March 2001. He founded The Sutter Group in 1982, a management consulting company that focuses on enhancing stockholder value, and currently serves as its President. Previously, Mr. McLaughlin served as President and Chief Executive Officer of Tru-Circle Corporation, an aerospace subcontractor, from November 2003 to April 2004, and as Chairman of the Board of Directors from August 2001 to February 2003, and as Chairman and Chief Executive Officer from October 2001 to April 2002 of Imperial Sugar Company.
          Devin I. Murphy has served as a director of the Company since July 2008. Mr. Murphy is a managing director and vice chairman in the real estate investment banking division of Morgan Stanley. Previously, he was a Managing Partner of Coventry Real Estate Advisors, a real estate private equity firm founded in 1998 which sponsors institutional investment funds. Prior to joining Coventry Real Estate Advisors, LLC in 2008, Mr. Murphy was the Global Head of Real Estate Investment Banking at Deutsche Bank Securities, Inc. from 2004 to 2007. Prior to joining Deutsche Bank, he was at Morgan Stanley & Company for 14 years in a variety of roles, including as Co-Head North American Real Estate Investment Banking and Global Head of the firm’s Real Estate Private Capital Markets Group.
          D. Fleet Wallace has served as a director of the Company since December 2007. Mr. Wallace also had served as a director of NNN Realty Advisors, Inc. (“NNN”) from November 2006 to December 2007. Mr. Wallace is a principal and co-founder of McCann Realty Partners, LLC, an apartment investment company focusing on garden apartment properties in the Southeast formed in 2004. From April 1998 to August 2001, Mr. Wallace served as corporate counsel and assistant secretary of United Dominion Realty Trust, Inc., a publicly-traded real estate investment trust. From September 1994 to April 1998, Mr. Wallace was in the private practice of law with McGuire Woods in Richmond, Virginia. Mr. Wallace has also served as a Trustee of G REIT Liquidating Trust since January 2008.
          Rodger D. Young has served as a director of the Company since April 2003. Mr. Young has been a name partner of the law firm of Young & Susser, P.C. since its founding in 1991, a boutique firm specializing in commercial litigation with offices in Southfield, Michigan and New York City. In 2001, Mr. Young was named Chairman of the Bush Administration’s Federal Judge and U.S. Attorney Qualification Committee by Governor John Engler and Michigan’s Republican Congressional Delegation. Mr. Young is a member of the American College of Trial Lawyers and was listed in the 2007 edition of Best Lawyers of America. Mr. Young was named by Chambers International and by Best Lawyers in America as one of the top commercial litigators in the United States.

CORPORATE GOVERNANCE
Meetings
          For the year ended December 31, 2008, our Board of Directors held 27 meetings. Each incumbent director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period that the individual served and (ii) the total number of meetings held by all committees of the Board on which the director served during the period that the individual served.
Independent Directors
          The Board determined that seven of the eight directors serving in 2008, Messrs. Carpenter, Greene, Kojaian, McLaughlin, Murphy, Wallace and Young were independent. For the year ended December 31, 2008, Mr. Hunt was not considered independent under NYSE listing requirements because he had been serving as the Company’s interim Chief Executive Officer commencing in July 2008.
          For purposes of determining the independence of its directors, the Board applies the following criteria:
No Material Relationship
          The director must not have any material relationship with the Company. In making this determination, the Board considers all relevant facts and circumstances, including commercial, charitable and familial relationships that exist, either directly or indirectly, between the director and the Company.
Employment
          The director must not have been an employee of the Company at any time during the past three years. In addition, a member of the director’s immediate family (including the director’s spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons- and daughters-in-law; and anyone who shares the director’s home, other than household employees) must not have been an executive officer of the Company in the prior three years.
Other Compensation
          The director or an immediate family member must not have received more than $100,000 per year in direct compensation from the Company, other than in the form of director fees, pension or other forms of deferred compensation during the past three years.
Auditor Affiliation
          The director must not be a current partner or employee of the Company’s internal or external auditor. An immediate family member of the director must not be a current partner of the Company’s internal or external auditor, or an employee of such auditor who participates in the auditor’s audit, assurance or tax compliance (but not tax planning) practice. In addition, the director or an immediate family member must not have been within the last three years a partner or employee of the Company’s internal or external auditor who personally worked on the Company’s audit.
Interlocking Directorships
          During the past three years, the director or an immediate family member must not have been employed as an executive officer by another entity where one of the Company’s current executive officers served at the same time on the compensation committee.
Business Transactions
          The director must not be an employee of another entity that, during any one of the past three years, received payments from the Company, or made payments to the Company, for property or services that exceed the greater of $1 million or 2% of the other entity’s annual consolidated gross revenues. In addition, a member of the director’s immediate family must not have been an executive officer of another entity that, during any one of the past three years, received payments from the Company, or made payments to the Company, for property or services that exceed the greater of $1.0 million or 2% of the other entity’s annual consolidated gross revenues.

Audit Committee
          The Audit Committee of the Board is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and the rules thereunder. The Audit Committee operates under a written charter adopted by the Board of Directors. The charter of the Audit Committee was last revised effective January 28, 2008 and is available on the Company’s website at www.grubb-ellis.com. Printed copies of the charter of the Audit Committee may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705. The current members of the Audit Committee are Robert McLaughlin, Chair, D. Fleet Wallace and Rodger D. Young. The Board has determined that the members of the Audit Committee are independent under the NYSE listing requirements and the Exchange Act and the rules thereunder, and that Mr. McLaughlin is an audit committee financial expert in accordance with rules established by the SEC. The members of the Audit Committee for the year ended December 31, 2008 were Robert McLaughlin, Chair, Harold H. Greene and D. Fleet Wallace. For the year ended December 31, 2008, the Audit Committee held 10 meetings.
Compensation Committee
          The Board of Directors has delegated to the Compensation Committee, a separately designated standing committee, oversight responsibilities for the Company’s executive compensation programs.
          The Compensation Committee determines the policy and strategies of the Company with respect to executive compensation taking into account certain factors that the Compensation Committee deems appropriate such as (a) compensation elements that will enable the Company to attract and retain executive officers who are in a position to achieve the strategic goals of the Company which are in turn designed to enhance stockholder value, and (b) the Company’s ability to compensate its executives in relation to its profitability and liquidity.
          The Compensation Committee approves, subject to further, final approval by the full Board of Directors, (a) all compensation, arrangements and terms of employment, and any material changes to the compensation arrangements or terms of employment, for the NEOs (as defined below) and certain other key employees (including employment agreements and severance arrangements), and (b) the establishment of, and changes to, equity-based awards programs. In addition, each calendar year, the Compensation Committee approves the annual incentive goals and objectives of each named NEO and certain other key employees, evaluates the performance of each NEO and certain other key employees against the approved performance goals and objectives applicable to him or her, determines whether and to what extent any incentive awards have been earned by each NEO, and makes recommendations to the Company’s Board of Directors regarding the approval of incentive awards.
          Consistent with the Compensation Committee’s objectives, the Company’s overall compensation program is structured to attract, motivate and retain highly qualified executives by paying them competitively and tying their compensation to the Company’s success as a whole and their contribution to the Company’s success.
          The Compensation Committee also provides general oversight of the Company’s employee benefit and retirement plans.
          The current members of the Compensation Committee are D. Fleet Wallace, Chair, Robert J. McLaughlin and Rodger D. Young. The members of the Compensation Committee for the year ended December 31, 2008 were D. Fleet Wallace, Chair, Glenn C. Carpenter, Gary H. Hunt, C. Michael Kojaian, Robert J. McLaughlin and Rodger D. Young. The Board has determined that the members of the Compensation Committee are independent under the NYSE listing requirements and the Exchange Act and the rules thereunder. For the year ended December 31, 2008, the Compensation Committee held ten meetings.
          The Compensation Committee operates under a written charter adopted by the full Board and revised effective December 10, 2007, which is available on the Company’s website at www.grubb-ellis.com. Printed copies may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.
Corporate Governance and Nominating Committee
          The functions of the Company’s Corporate Governance and Nominating Committee, a separately designated standing committee, are to assist the Board with respect to: (i) director qualification, identification, nomination, independence and evaluation; (ii) committee structure, composition, leadership and evaluation; (iii) succession planning for the CEO and other senior executives; and (iv) corporate governance matters.
          The current members of the Corporate Governance and Nominating Committee are Rodger D. Young, Chair, and Devin I. Murphy. The members of the Corporate Governance and Nominating Committee for the year ended December 31, 2008, were Rodger D. Young, Chair, Harold H. Greene and C. Michael Kojaian. On February 9, 2009, Devin I. Murphy was appointed to serve as a member of the Corporate Governance and Nominating Committee and Mr. Kojaian resigned as a member of the Corporate Governance and Nominating Committee. The Board determined that Messrs. Young, Greene, Kojaian and Murphy were independent under the NYSE listing requirements and the Exchange Act and the rules thereunder. For the year ended December 31, 2008, the Corporate Governance and Nominating Committee held 9 meetings. The Corporate Governance and Nominating Committee operates under a written charter adopted by the Board, which is available on the Company’s website at www.grubb-ellis.com access and printed copies of which may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.

Director Nominations
          Nominations by stockholders of persons for election to the Board of Directors must be made pursuant to timely notice in writing to our Secretary. To be timely, a stockholder’s notice shall be delivered or mailed to and received at our principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to the first anniversary of last year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on which public announcement of the date of the meeting is first made. Such stockholder’s notice shall set forth: (1) the name, age, business address or, if known, residence address of each proposed nominee; (2) the principal occupation or employment of each proposed nominee; (3) the name and residence of the Chairman of the Board for notice by the Board of Directors, or the name and residence address of the notifying stockholder for notice by said stockholder; and (4) the total number of shares that to the best of the knowledge and belief of the person giving the notice will be voted for each of the proposed nominees.
          The Corporate Governance and Nominating Committee considers candidates for director who are recommended by its members, by other Board members, by stockholders and by management. The Corporate Governance and Nominating Committee evaluates director candidates recommended by stockholders in the same way that it evaluates candidates recommended by its members, other members of the Board, or other persons. The Corporate Governance and Nominating Committee considers all aspects of a candidate’s qualifications in the context of our needs at that point in time with a view to creating a Board with a diversity of experience and perspectives. Among the qualifications, qualities and skills of a candidate considered important by the Corporate Governance and Nominating Committee are a commitment to representing the long-term interests of the stockholders; an inquisitive and objective perspective; the willingness to take appropriate risks; leadership ability; personal and professional ethics, integrity and values; practical wisdom and sound judgment; and business and professional experience in fields such as finance and accounting.
Communications to the Board
          Stockholders, employees and others interested in communicating with any of the directors of the Company may do so by writing to such director, c/o Andrea R. Biller, Corporate Secretary, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.
Corporate Governance Guidelines
          Effective July 6, 2006, the Board adopted corporate governance guidelines to assist the Board in the performance of its duties and the exercise of its responsibilities. The Company’s Corporate Governance Guidelines are available on the Company’s website at www.grubb-ellis.com and printed copies may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.
Director Attendance at Annual Meetings
          Our Board has adopted a policy under which each member of the Board is strongly encouraged to attend each Annual Meeting of our stockholders. All directors then in office who were elected at the Company’s 2009 Annual Meeting attended the Company’s 2009 Annual Meeting.
Section 16(a) Beneficial Ownership Reporting Compliance
          Section 16(a) of the Exchange Act requires Grubb & Ellis’ directors, certain officers and persons who own more than 10% of its Common Stock, to file with the SEC initial reports of ownership of Grubb & Ellis’ equity securities and to file subsequent reports when there are changes in such ownership. Based on a review of reports submitted to Grubb & Ellis, we believe that during the fiscal year ended December 31, 2008 all Section 16(a) filing requirements applicable to our officers, directors, and more than 10% owners were complied with on a timely basis, except as noted below.
          On November 17, 2008, Rodger D. Young, a director of the Company, purchased 14,000 shares of the Company’s common stock on the open market. As a result of this transaction, a Form 4 was due to be filed on November 19, 2008 for Mr. Young, but was not filed until November 21, 2008. In addition, on December 10, 2008, the Company awarded each of its outside directors 20,000 restricted shares of the Company’s common stock, pursuant to the Company’s 2006 Omnibus Equity Plan which vest in equal 33 1 / 3 portions on each of the first, second, and third anniversaries of the grant date (December 10, 2008). As a result of this award, a Form 4 was due to be filed on December 12, 2008 for each of the following directors then in office: Glenn C. Carpenter, Harold H. Greene, C. Michael Kojaian, Robert J. McLaughlin, Devin I. Murphy, D. Fleet Wallace and Rodger D. Young. However, the required Form 4s for each of the aforementioned outside directors of the Company were not filed until December 16, 2008.

EXECUTIVE COMPENSATION
          This compensation discussion and analysis describes the governance and oversight of the Company’s executive compensation programs and the material elements of compensation paid or awarded to those who served as the Company’s principal executive officer, the Company’s principal financial officer, and the three other most highly compensated executive officers of the Company during the period from January 1, 2008 through December 31, 2008 (collectively, the “named executive officers” or “NEOs” and individually, a “named executive officer” or “NEO”). The specific amounts and material terms of such compensation paid, payable or awarded are disclosed in the tables and narrative included in this prospectus.
          The compensation disclosure provided with respect to the Company’s NEOs and directors with respect to calendar year 2008 represent their full year’s compensation for such year, incurred by the Company with respect to calendar year 2008. The compensation disclosure provided with respect to the Company’s NEOs and directors with respect to calendar years 2007 and 2006 represent their full year’s compensation for each of those years, incurred by either NNN or the Company, as applicable, with respect to calendar year 2006, and incurred by either NNN or the Company, as applicable with respect to the entire 2007 calendar year, except for the period December 8, 2007 through December 31, 2007, during this three week stub period the Company incurred the entire compensation to all NEOs and directors.
Compensation Committee Overview
          The Board of Directors has delegated to the Compensation Committee oversight responsibilities for the Company’s executive compensation programs.
          The Compensation Committee determines the policy and strategies of the Company with respect to executive compensation taking into account certain factors that the Compensation Committee deems appropriate such as (a) compensation elements that will enable the Company to attract and retain executive officers who are in a position to achieve the strategic goals of the Company which are in turn designed to enhance stockholder value, and (b) the Company’s ability to compensate its executives in relation to its profitability and liquidity.
          The Compensation Committee approves, subject to further, final approval by the full Board of Directors, (a) all compensation arrangements and terms of employment, and any material changes to the compensation arrangements or terms of employment, for the NEOs and certain other key employees (including employment agreements and severance arrangements), and (b) the establishment of, and changes to, equity-based awards programs. In addition, each calendar year, the Compensation Committee approves the annual incentive goals and objectives of each NEO and certain other key employees, evaluates the performance of each NEO and certain other key employees against the approved performance goals and objectives applicable to him or her, determines whether and to what extent any incentive awards have been earned by each NEO, and makes recommendations to the Company’s Board of Directors regarding the approval of incentive awards.
          Consistent with the Compensation Committee’s objectives, the Company’s overall compensation program is structured to attract, motivate and retain highly qualified executives by paying them competitively and tying their compensation to the Company’s success as a whole and their contribution to the Company’s success.
          The Compensation Committee also provides general oversight of the Company’s employee benefit and retirement plans.
          The Compensation Committee operates under a written charter adopted by the full Board and revised effective December 10, 2007, which is available on the Company’s website at www.grubb-ellis.com. Printed copies may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.
Use of Consultants
          Under its charter, the Compensation Committee has the power to select, retain, compensate and terminate any compensation consultant it determines is useful in the fulfillment of the Committee’s responsibilities. The Committee also has the authority to seek advice from internal or external legal, accounting or other advisors.
          In the fourth quarter of 2007, and in anticipation of the closing of the Company’s stock merger (the “Merger”) with NNN, the Company engaged the services of FPL Associations Compensation, an outside consulting firm, to provide a comprehensive compensation study of the merged companies for the Compensation Committee and the Board of Directors with respect to an analysis of, and proposed designs and recommendations for, compensation arrangements primarily for the NEO’s, other lay service executives, directors, brokers and the Board.
          The Company has previously engaged the services of Ferguson Partners, an affiliate of FPL Associates Compensation. In February 2007, Ferguson Partners managed the search for the Company’s Chief Financial Officer which resulted in the hiring of the Company’s Chief Financial Officer, Richard W. Pehlke in February 2007. In conjunction with the search, Ferguson Partners advised the Committee with respect to Mr. Pehlke’s compensation arrangements and terms of employment. Similarly, the Compensation Committee has used the services of Ferguson Partners in the past in connection with the search and establishment of the compensation arrangements and terms of employment for the other executive officers. In each instance, and in connection with the study conducted by its affiliate, FPL Associates Compensation in the fourth quarter of 2007, Ferguson Partners and FPL Associates Compensation provided to the Compensation Committee and the Board with information regarding comparative market compensation arrangements.
          In March 2008, the Company engaged Christenson Advisors, LLC to provide an array of compensation and human resource related services across the Company.
          The Company engaged the services of Equinox Partners in July 2008 to manage the search for the Company’s Chief Executive Officer following Scott D. Peters’ resignation in July 2008. Mr. D’Arcy became the Company’s President and Chief Executive Officer on November 16, 2009.
Role of Executives in Establishing Compensation
          In advance of each Compensation Committee meeting, the Chief Executive Officer and the Chief Operating Officer work with the Compensation Committee Chairman to set the meeting agenda. The Compensation Committee periodically consults with the Chief Executive Officer of the Company with respect to the hiring and the compensation of the other NEOs and certain other key employees. Members of management, typically the Chief Executive Officer, the Chief Financial Officer and General Counsel, regularly participate in non-executive portions of Compensation Committee meetings.
Certain Compensation Committee Activity
          The Compensation Committee met ten times during the year ended December 31, 2008 and in fulfillment of its obligations, among other things, determined on December 3, 2008, based upon a recommendation of Christenson Advisors, LLC, that the cash retainer for independent, outside directors of $50,000 per annum would remain the same as would the Board Meeting and Committee Meeting fees of $1,500 per meeting. Similarly, the Compensation Committee determined that the Audit Chair retainer, the Compensation Chair retainer and the Governance Chair retainer would remain constant at $15,000, $10,000 and $7,500 per annum, respectively. The Compensation Committee also decided, based upon a recommendation of Christenson Advisors, LLC, that the $60,000 annual equity award for independent, outside directors, with respect to 2008 only, be capped at 20,000 shares due to decline in the stock market in 2008, which adversely affected the price of the Company’s shares.
Compensation Philosophy, Goals and Objectives
          As a commercial real estate services company, the Company is a people oriented business which strives to create an environment that supports its employees in order to achieve its growth strategy and other goals established by the Board so as to increase stockholder value over the long term.
          The primary goals and objectives of the Company’s compensation programs are to:
•	Compensate management, key employees, independent contractors and consultants on a competitive basis to attract, motivate and retain high quality, high performance individuals who will achieve the Company’s short-term and long term goals;

•	Motivate and reward executive officers whose knowledge, skill and performance are critical to the Company’s success;

•	Align the interests of the Company’s executive officers and stockholders through equity-based long-term incentive awards that motivate executive officers to increase stockholder value and reward executive officers when stockholder value increases; and

•	Ensure fairness among the executive management team by recognizing contributions each executive officer makes to the Company’s success.
          The Compensation Committee established these goals in order to enhance stockholder value.
          The Company believes that it is important for variable compensation, i.e., where an NEO has a significant portion of his or her total “cash compensation” at risk, to constitute a significant portion of total compensation and that such variable compensation be designed so as to reward effective team work (through the achievement of Company-wide financial goals) as well as the achievement of individual goals (through the achievement of business unit/functional goals and individual performance goals and objectives). The Company believes that this dual approach best aligns the individual NEO’s interest with the interests of the stockholders.

Compensation During Term of Employment
          The Company’s compensation program for NEOs is comprised of four key elements—base salary, annual bonus incentive compensation, stock-based compensation and incentives and a retirement plan—that are intended to balance the goals of achieving both short-term and long-term results which the Company believes will effectively align management with stockholders.
Base Salary
          Amounts paid to NEOs as base salaries are included in the column captioned “Salary” in the Summary Compensation Table below. The base salary of each NEO is determined based upon their position, responsibility, qualifications and experience, and reflects consideration of both external comparison to available market data and internal comparison to other executive officers.
          The base salary for an NEO is typically established at the time of the negotiation of his or her respective employment agreement. In the case of the Company’s General Counsel Executive Vice President and Corporate Secretary, Andrea R. Biller, her compensation has not been adjusted since the inception of her current employment agreement. In the case of the Company’s Chief Financial Officer and Executive Vice President, Richard W. Pehlke, his base salary was increased on January 1, 2008 from $350,000 to $375,000. Chief Investment Officer, Jeffrey T. Hanson’s base salary was increased on August 1, 2008 from $350,000 to $450,000. As a result of Jacob Van Berkel being promoted to Chief Operating Officer and Executive Vice President on March 1, 2008, Mr. Van Berkel’s base salary was increased from $280,000 to $400,000.
          The base salary component is designed to constitute between 20% and 50% of total annual compensation target for the NEOs based upon each individual’s position in the organization and the Committee’s determination of each position’s ability to directly impact the Company’s financial results.
Annual Bonus Incentive Compensation
          Amounts paid to NEOs under the annual bonus plan are included in the column captioned “Bonus” in the Summary Compensation Table below. In addition to earning base salaries, each of the Company’s NEOs is eligible to receive an annual cash bonus, the target amount of which is set by the individual employment agreement with each NEO. The annual bonus incentive of each NEO is determined based upon his or her position, responsibility, qualifications and experience, and reflects consideration of both external comparison to available market data and internal comparison to other executive officers.
          Jeffrey T. Hanson, Chief Investment Officer, had his annual bonus incentive target increase from 100% to 150% effective August 1, 2008. Richard W. Pehlke, Chief Financial Officer and Executive Vice President, had his annual bonus incentive target increase from 50% to 150% effective January 1, 2008.
          In 2007, the bonus plan with respect to those NEOs who were executive officers of the Company had a formulaic component based on achievement of specified Company earnings before interest and taxes (“EBIT”) and business unit/function EBIT goals and also a component based on the achievement of personal goals and objectives designed to enhance the overall performance of the Company. The bonus plan of those NEOs, who were executive officers of the NNN, while taking into account NNN’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), as well as personal goals and objectives, was not formulaic, but rather, more discretionary in nature. Beginning in 2008, the bonus plan for all NEOs has been standardized and will be tied to the specified targets based on the Company’s EBITDA as discussed below.
          The annual cash bonus plan target for NEOs is between 50% and 200% of base salary and is designed to constitute from 20% to 50% of an NEO’s total annual target compensation. The bonus plan component is based on each individual’s role and responsibilities in the Company and the Compensation Committee’s determination of each NEO’s ability to directly impact the Company’s financial results.
          The Compensation Committee reviews each NEO’s bonus plan annually. Annual Company EBITDA targets are determined in connection with the annual calendar-year based budget process. A minimum threshold of 80% of Company EBITDA must be achieved before any payment is awarded with respect to this component of bonus compensation. At the end of each calendar year, the Chief Executive Officer reviews the performance of each of the other NEOs and certain other key employees against the financial objectives and against their personal goals and objectives and makes recommendations to the Compensation Committee for payments on the annual cash bonus plan. The Compensation Committee reviews the recommendations and forwards these to the Board for final approval of payments under the plan.
          For fiscal year 2008, no annual incentive bonus plan payments were made to the NEOs.
          During 2007, the Compensation Committee revised the calendar 2007 bonus plans for the Company’s NEOs to increase the percentage of bonus tied to the Company’s EBIT performance in order to more closely link the annual bonus to the Company’s overall financial performance. The chart directly below captioned “Annual Bonus Incentive Compensation” provides the details of the calendar 2006, calendar 2007 plans and calendar 2008 plans.
          In addition to the annual bonus program, from time to time the Board may establish one-time cash bonuses related to the satisfactory performance of identified special projects. Upon the closing of the Merger, Scott D. Peters, the Company’s former Chief

Executive Officer and President received (i) a special one-time transaction success fee of $1,000,000, (ii) 528,000 shares of common stock of the Company from Anthony W. Thompson, the former Chairman of the Board of the Company, and (iii) the right to receive up to $1,000,000 for a second residence in California, which right Mr. Peters irrevocably waived in January 2008. The 528,000 shares of common stock received from Anthony W. Thompson were forfeited by Mr. Peters upon his departure from the Company in July 2008 and returned to Mr. Thompson.
Annual Bonus Incentive Compensation

		Bonus Target
		as a			Business
	Calendar	% of Base		Company	Unit/Function	Personal Goals
	Year	Salary		Performance(5)	Performance(5)	and Objectives
Gary H. Hunt (1)	2008	—		—	—	—
Current Interim Chief Executive Officer

Scott D. Peters (2)	2008	200%		70%	—	30%
Former Chief Executive Officer	2007	200%		—	—	—
	2006	—		—	—	—

Richard W. Pehlke	2008	150%		70%	—	30%
Chief Financial Officer	2007	50	%(3)	90%		10%

Andrea R. Biller	2008	150%		70%	—	30%
Executive Vice President,	2007	150%		—	—	—
General Counsel and Corporate Secretary	2006	—		—	—	—

Jeffrey T. Hanson	2008	150%		40%	40%	20%
Chief Investment Officer	2007	100%		—	—	—
	2006	—		—	—	—

Jacob Van Berkel(4)	2008	100%		70%	—	30%
Chief Operating Officer and Executive Vice President	2007	100%		—	—	—

(1)	Mr. Hunt served as the Interim Chief Executive Officer from July 2008 until November 16, 2009, when Mr. D’Arcy became the President and Chief Executive Officer.

(2)	Mr. Peters served as the Chief Executive Officer until July 2008.

(3)	Mr. Pehlke had a minimum guaranteed bonus of $125,000 for calendar 2007, prorated based on his hire date in February 2007 (equal to $110,577).

(4)	Mr. Van Berkel joined the Company in August 2007.

(5)	2008 bonuses calculated based on Company EBITDA and 2007 bonuses calculated based on Company EBIT.
Stock-Based Compensation and Incentives
          The compensation associated with stock awards granted to NEOs is included in the Summary Compensation Table and other tables below (including the charts that show outstanding equity awards). Except for the January 24, 2008 grant of 75,000 and 80,000 restricted shares of common stock to Richard W. Pehlke and Jacob Van Berkel respectively, and the December 3, 2008 grant of 250,000 restricted shares of common stock to each of Richard W. Pehlke and Jacob Van Berkel, no other grants were made to NEOs during the year ended December 31, 2008.
          In February of 2009, each of Messrs. Pehlke and Van Berkel, on their own initiative, voluntarily returned an aggregate of 131,000 and 130,000 restricted shares, respectively, to the Company for re-allocation of such restricted shares, on the same terms and conditions, to various employees in their respective business units.
          The equity grants are intended to align management with the long-term interests of the Company’s stockholders and to have a retentive effect upon the Company’s NEOs. The Compensation Committee and the Board of Directors approve all equity grants to NEOs.

Profit Sharing Plan
          NNN has established a profit sharing plan for its employees, pursuant to which NNN provides matching contributions. Generally, all employees are eligible to participate following one year of service with NNN. Matching contributions are made in NNN’s sole discretion. Participants’ interests in their respective contribution account vests over 4 years, with 0.0% vested in the first year of service, 25.0% in the second year, 50.0% in the third year and 100.0% in the fourth year.
Retirement Plans
          The amounts paid to the Company’s NEOs under the retirement plan are included in the column captioned “All Other Compensation” in the Summary Compensation Table below. The Company has established and maintains a retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986 (the “Code”) to cover the Company’s eligible employees including the Company’s NEOs. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) Plan. The Company’s 401(k) Plan is intended to constitute a qualified plan under Section 401(k) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. The Company makes Company matching contributions to the 401(k) Plan for the benefit of the Company’s employees including the Company’s NEOs. In April 2009, the Company’s matching contributions to the 401(k) plan were suspended.
Personal Benefits and Perquisites
          The amounts paid to the Company’s NEOs for personal benefits and perquisites are included in the column captioned “All Other Compensation” in the Summary Compensation Table below. Perquisites to which all of the Company’s NEOs are entitled include health, dental, life insurance, long-term disability, profit-sharing and a 401(k) savings plan, and 100% of the premium cost of health insurance for certain NEOs is paid for by the Company. Upon the closing of the Merger, Scott D. Peters, the Company’s then Chief Executive Officer and President had the right to receive up to $1,000,000 for a second residence in California, which right Mr. Peters irrevocably waived in January, 2008.
Long Term Incentive Plan
          On May 1, 2008, the Compensation Committee adopted the Long Term Incentive Plan (“LTIP”) of Grubb & Ellis Company, effective January 1, 2008, designed to reward the efforts of the executive officers of the Company to successfully attain the Company’s long-term goals by directly tying the executive officers’ compensation to the Company and individual results. During fiscal year 2008, no NEO received an award under the LTIP.
          The LTIP is divided into two components: (i) annual long-term incentive target which comprises 50% of the overall target, and (ii) multi-year annual incentive target which comprises the other 50%.
          Awards under the LTIP are earned by performance during a fiscal year and by remaining employed by the Company through the date awards are granted, usually in March for annual long-term incentive awards or though the conclusion of the three-year performance period for multi-year long term incentive awards (“Grant Date”).
          All awards are paid in shares of the Company’s common stock, subject to the rights of the Company to distribute cash or other non-equity forms of compensation in lieu of the Company’s common stock.
          The annual long-term incentive target is broken down into three components: (i) absolute stockholder return (30%); corporate EBITDA (35%); and individual performance priorities (35%). Vesting of awards upon achievement of the annual long-term incentive targets is as follows: (i) 33.33% of the restricted shares of the Company’s common stock will vest on the Grant Date; (ii) 33.33% will vest in the first anniversary of the Grant Date; and (iii) the remaining 33.33% will vest on the second anniversary of the Grant Date.
          The multi-year long-term incentive target is broken down into two components: (i) absolute stockholder return (50%); and relative total stockholder return (50%). Vesting of awards upon achievement of the multi-year long-term incentive awards is as follows: (i) 50% of the restricted shares of the Company’s common stock will be paid on the Grant Date; and (ii) 50% on the first year anniversary of the Grant Date.
Summary Compensation Table
          The following table sets forth certain information with respect to compensation for the calendar years ended December 31, 2008, 2007 and 2006 earned by or paid to the Company’s named executive officers for such full calendar years (by either NNN or legacy Grubb & Ellis, as applicable, prior to the Merger, and by the Company subsequent to the Merger). In certain instances throughout this prospectus, phrases such as “legacy Grubb & Ellis” or similar descriptions are used to reference, when appropriate, Grubb & Ellis prior to the Merger; similarly, the term NNN, “legacy NNN” or similar phrases are used to reference, when appropriate, NNN Realty Advisors, Inc. prior to the Merger.

									Change in
									Pension Value
								Non-Equity	And
								Incentive	Nonqualified
Name and	Year					Stock	Option	Plan	Deferred	All Other
Principal	Ended	Salary		Bonus		Awards	Awards	Compensation	Compensation	Compensation
Position	December	($)		($)		($)(11)	($)(12)	($)	Earnings	($)(8)(13)(14)	Total

Gary H. Hunt(1)	2008	$300,000	(5)	$—		$59,088	$—	$—	$—	$—	$359,088
Interim Chief Executive Officer

Scott D. Peters(2)	2008	401,889		—		704,841	68,500	—	—	528,310	1,703,540
Former Chief	2007	587,808		1,825,800		2,610,555	91,250	—	—	655,621	5,771,034
Executive Officer	2006	611,250		1,125,900	(7)	1,834,669	81,345			977,260	4,630,424

Richard W. Pehlke(3)	2008	375,000		—		112,951	—	—	—	—	487,951
Executive Vice President, and Chief Financial Officer	2007	299,500		200,000		49,770	198,808	—	—	—	748,078

Andrea R. Biller	2008	400,000		—		100,106	42,803	—	—	688,565	1,231,474
Executive Vice	2007	400,000		451,000		1,286,413	73,000	—	—	592,134	2,802,547
President, General Counsel and Corporate Secretary	2006	391,674		501,200	(7)	411,667	65,076	—	—	72,834	1,442,451

Jeffrey T. Hanson	2008	391,667		250,000	(10)	2,900,777	38,168	—	—	556,727	4,137,339
Chief	2007	350,000		500,350	(10)	3,410,352	45,625	—	—	425,106	4,731,433
Investment Officer	2006	117,628	(6)	1,212,180	(9)	726,079	40,673	—	—	1,083	2,097,643

Jacob Van Berkel(4)	2008	380,000		—		149,203	—	—	—	4,816	534,019
Chief Operating Officer and Executive Vice President	2007	115,096		225,000		2,238	—	—	—	30	342,364

(1)	Mr. Hunt served as the Interim Chief Executive Officer from July 2008 until November 16, 2009, when Mr. D’Arcy became the President and Chief Executive Officer.

(2)	Mr. Peters served as the Chief Executive Officer from December 2007 until July 2008.

(3)	Mr. Pehlke has served as the Chief Financial Officer since February 2007.

(4)	Mr. Van Berkel joined the Company in August 2007.

(5)	Amounts paid to Mr. Hunt represent a consulting fee as Mr. Hunt was a consultant as the Interim Chief Executive Officer and was not an employee of the Company.

(6)	Mr. Hanson’s annual salary for fiscal 2006 was $250,000. The $117,628 represents amounts paid or to be paid to Mr. Hanson from July 29, 2006 (the date Mr. Hanson joined Grubb & Ellis Realty Investors, LLC (“GERI”)) through December 31, 2006.

(7)	Bonus amounts include bonuses of $100,000 earned in fiscal 2006 to each of Mr. Peters and Ms. Biller upon the receipt by NNN from G REIT, a public non-traded REIT that NNN sponsored, of net commissions aggregating $5 million or more from the sale of G REIT properties pursuant to a plan of liquidation approved by G REIT stockholders.

(8)	All other compensation also includes: (i) cash distributions based on membership interests of $85,303, $159,418 and $50,000 earned by Mr. Peters and $121,804, $159,418 and $50,000 earned by Ms. Biller from Grubb & Ellis Apartment Management, LLC for each of the calendar years ended December 31, 2008, 2007 and 2006, respectively; and (ii) cash distributions based on membership interests of $386,700, $413,546 and $0 earned by Mr. Peters and $547,519, $413,546 and $0 earned by each of Mr. Hanson and Ms. Biller from Grubb & Ellis Healthcare Management, LLC for each of the calendar years ended December 31, 2008, 2007 and 2006, respectively.

(9)	Mr. Hanson was appointed GERI’s Managing Director, Real Estate on July 29, 2006. His bonus amount included a $750,000 sign-on bonus that was paid in September 2006. Amount also includes a special bonus paid to Mr. Hanson pursuant to his employment agreement for being the procuring cause of at least $25 million in equity from new sources, which equity was received by GERI during the fiscal year, for real estate investments sourced by GERI.

(10)	Amount includes a special bonus of $250,000. The 2008 special bonus has not yet been paid as of the date of this prospectus.

(11)	The amounts shown are the amounts of compensation cost related to the grants of restricted stock, as well as the compensation expense associated with the accelerated vesting of the restricted stock at the Merger date, as required by the Equity Topic, utilizing the assumptions discussed in Note 24 to the consolidated financial statements included in this prospectus.

(12)	The amounts shown are the amounts of compensation cost related to the grants of stock options, as well as compensation expense associated with the accelerated vesting of the stock options at the Merger date, as required by the Equity Topic, utilizing the assumptions discussed in Note 24 to the consolidated financial statements included in this prospectus.

(13)	The amounts shown include the Company’s incremental cost for the provision to the named executive officers of certain specified perquisites in fiscal 2008, 2007 and 2006, as follows:

		Living	Travel	Tax Gross Up	Metal & Dental
		Expenses	Expenses	Payment	Premiums	Total
Named Executive Officer	Year	($)	($)	($)	($)	($)
Gary H. Hunt	2008	$—	$—	$—	$—	$—

Scott D. Peters	2008	15,871	15,209	—	7,161	38,241
	2007	27,314	29,573	—	8,340	65,227
	2006	24,557	31,376	853,668	1,043	910,644

Richard W. Pehlke	2008	—	—	—	7,287	7,287
	2007	—	—	—	—	—

Andrea R. Biller	2008	—	—	—	4,621	4,621
	2007	—	—	—	1,740	1,740
	2006	—	—	—	218	218

Jeffrey T. Hanson	2008	—	—	—	13,179	13,179
	2007	—	—	—	8,340	8,340
	2006	—	—	—	1,043	1,043

Jacob Van Berkel	2008	—	—	—	—	—
	2007		—	—	—	—

(1)	The amounts shown also include the following 401(k) matching contributions made by the Company, income attributable to life insurance coverage and contributions to the profit-sharing plan in fiscal 2008, 2007 and 2006, as follows:

		401(k) Plan		Profit-Sharing Plan
		Company	Life Insurance	Company
		Contributions	Coverage	Contributions	Total
Named Executive Officer	Year	($)	($)	($)	($)
Gary H. Hunt	2008	$—	$—	$—	$—

Scott D. Peters	2008	4,600	374	—	4,974
	2007	3,100	120	14,210	17,430
	2006	—	116	16,500	16,616

Richard W. Pehlke	2008	—	1,290	—	1,290
	2007	—	—	—	—

Andrea R. Biller	2008	—	1,290	—	1,290
	2007	3,100	120	14,210	17,430
	2006	6,000	116	16,500	22,616

Jeffrey T. Hanson	2008	—	270	—	270
	2007	3,100	120	—	3,220
	2006	—	40	—	40

Jacob Van Berkel	2008	4,600	450	—	5,050
	2007	—	30	—	30

Grants of Plan-Based Awards
          The following table sets forth information regarding the grants of plan-based awards made to its NEOs for the fiscal year ended December 31, 2008.

All Other
		All Other	Option Awards:	Exercise or
		Stock Awards:	Number of	Base Price	Grant Date
		Number of	Securities	of Option	Fair Value of Stock
		Shares of	Underlying	Awards	and Option
Name	Grant Date	Stock of Units	Options(1)	($/Share)	Awards($)(1)
Gary H. Hunt	—	—	—	$—	$—

Scott D. Peters	—	—	—	—	—

Richard W. Pehlke	01/24/08	75,000 (2)	—	4.41	330,750
	12/03/08	250,000 (2)		1.26	315,000

Andrea R. Biller	—	—	—	—	—

Jeffrey T. Hanson	—	—	—	—	—

Jacob Van Berkel	01/24/08	80,000 (2)	—	4.41	352,800
	12/03/08	250,000 (2)		1.26	315,000

(1)	The grant date fair value of the shares of restricted stock and stock options granted were computed in accordance with the requirements of the Equity Topic.

(2)	Amounts shown with respect to Messrs. Pehlke and Van Berkel represent restricted stock awarded pursuant to the Company’s 2006 Omnibus Equity Plan which will vest in equal thirty-three and one third (33 1/3%) installments on each of the first, second and third anniversaries of their respective grant dates. In February 2009, each of Messrs. Pehlke and Van Berkel, on their own initiative, voluntarily returned an aggregate of 131,000 and 130,000 restricted shares, respectively, to the Company for re-allocation of such restricted shares, on the same terms and conditions, to various employees in their respective business units.
Outstanding Equity Awards at Fiscal Year-End
          The following table sets forth summary information regarding the outstanding equity awards held by the Company’s named executive officers at December 31, 2008:

	Option Awards				Stock Awards
	Number of	Number of			Number of		Market Value
	Securities	Securities			Shares or		of Shares
	Underlying	Underlying			Units of		or Units
	Unexercised	Unexercised	Option	Option	Stock that		of Stock That
	Options	Options	Exercise	Expiration	Have Not		Have Not
Name	Exercisable	Unexercisable	Price	Date	Vested		Vested(1)
Gary H. Hunt	—	—	—	—	7,333	(2)	$83,303
	—	—	—	—	5,997	(3)	$40,000

Scott D. Peters	—	—	—	—

Richard W. Pehlke	25,000 (4)	—	$11.75	02/14/2017	75,000	(5)	$330,750
					250,000	(6)	$315,000

Andrea R. Biller	35,200 (7)	—	$11.36	11/16/2016	17,600	(8)	$199,936

Jeffrey T. Hanson	22,000 (9)	—	$11.36	11/16/2016	247,720	(10)	$2,814,099
					11,733	(11)	$133,287

Jacob Van Berkel	—	—	—	—	11,733	(12)	$59,252
	—	—	—	—	80,000	(5)	$352,800
	—	—	—	—	250,000	(6)	$315,000

(1)	The grant date fair value of the shares of restricted stock granted on January 24, 2008 or December 3, 2008, as applicable, as computed in accordance with the requirements of the Equity Topic, is reflected in the Grants of Plan-Based Awards table.

(2)	Amounts shown represent 11,000 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 12,500 shares of NNN restricted stock. The 12,500 shares were awarded to Mr. Hunt as a Director pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(3)	Amounts shown represent 8,996 shares of the Company’s common stock that were awarded to Mr. Hunt as a Director under the 2006 Omnibus Equity Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (December 10, 2007), subject to continued service with the Company.

(4)	Amounts shown represent options granted on February 15, 2007. These options vest in equal installments of thirty-three and one-third percent (33 1/3%) on the last business day before each of the first, second and third anniversaries of February 14, 2007, subject to the terms of the Stock Option Agreement by and between Mr. Pehlke and the Company, dated as of February 15, 2007, and the Company’s 2006 Omnibus Equity Plan.

(5)	Amounts shown represent shares of the Company’s common stock that were awarded on January 23, 2008 under the 2006 Omnibus Equity Plan which will vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date, subject to continued service with the Company.

(6)	Amounts shown represent shares of the Company’s common stock that were awarded on December 3, 2008 under the 2006 Omnibus Equity Plan which will vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date, subject to continued service with the Company.

(7)	Amounts shown represent options received in the Merger in exchange for stock options to acquire 40,000 shares of the common stock of NNN Realty Advisors, Inc. for $10.00 per share. These options vested and became exercisable with respect to 1/3 of the underlying shares of the Company’s common stock on each of November 16, 2006, November 16, 2007 and November 16, 2008 and have a maximum term of ten-years.

(8)	Amounts shown represent 26,400 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 30,000 shares of NNN restricted stock. The 30,000 shares were awarded to Ms. Biller pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(9)	Amounts shown represent options received in the Merger in exchange for stock options to acquire 25,000 shares of the common stock NNN Realty Advisors, Inc. for $10.00 per share. These options vested and became exercisable with respect to 1/3 of the underlying shares of the Company’s common stock on each of November 16, 2006, November 16, 2007 and November 16, 2008 and have a maximum term of ten-years.

(10)	Amounts shown represent 743,160 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 844,500 of NNN restricted stock and which are transferable from Mr. Thompson and Mr. Rogers, assuming Mr. Hanson remains employed by the Company, in equal 1/3 installments on each of the first, second and third anniversaries of the grant date (July 29, 2006).

(11)	Amounts shown represent 17,600 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 20,000 shares of NNN restricted stock. The 20,000 shares were awarded to Mr. Hanson pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(12)	Amounts shown represent 17,600 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 20,000 shares of NNN restricted stock. The 20,000 shares were awarded to Mr. Van Berkel pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (December 4, 2007), subject to continued service with the Company.

Options Exercises and Stock Vested
          The following table sets forth summary information regarding exercise of stock options and vesting of restricted stock held by the Company’s named executive officers at December 31, 2008:

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on		Value realized on
Name	Exercise	Exercise ($)	Vesting		Vesting ($)
Gary H. Hunt	—	—	3,667	(1)	$14,118	(2)
			2,999	(3)	3,749	(4)

Scott D. Peters	—	—	—		—

Richard W. Pehlke	—	—	—		—

Andrea R. Biller	—	—	8,800	(5)	33,880	(2)

Jeffrey T. Hanson	—	—	247,720	(6)	857,111	(7)
			5,867	(8)	22,588	(2)

Jacob Van Berkel	—	—	5,867	(9)	7,392	(10)

(1)	Amounts shown represent 11,000 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 12,500 shares of NNN restricted stock. The 12,500 shares were awarded to Mr. Hunt pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(2)	On June 26, 2008, the closing price of a share of common stock on the NYSE was $3.85.

(3)	Amounts shown represent 8,996 shares of the Company’s common stock that were awarded to Mr. Hunt on December 10, 2007 under the 2006 Omnibus Equity Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date, subject to continued service with the Company.

(4)	On December 9, 2008, the closing price of a share of common stock on the NYSE was $1.25.

(5)	Amounts shown represent 26,400 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 30,000 shares of NNN restricted stock. The 30,000 shares were awarded to Ms. Biller pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(6)	Amounts shown represent 743,160 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 844,500 of NNN restricted stock and which are transferable from Mr. Thompson and Mr. Rogers, assuming Mr. Hanson remains employed by the Company, in equal 1/3 installments on each of the first, second and third anniversaries of the grant date (July 29, 2006).

(7)	On July 28, 2008, the closing price of a share of common stock on the NYSE was $3.46.

(8)	Amounts shown represent 17,600 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 20,000 shares of NNN restricted stock. The 20,000 shares were awarded to Mr. Hanson pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (June 27, 2007), subject to continued service with the Company.

(9)	Amounts shown represent 17,600 restricted shares of the Company’s common stock that were received in connection with the Merger in exchange for 20,000 shares of NNN restricted stock. The 20,000 shares were awarded to Mr. Van Berkel pursuant to the NNN’s 2006 Long Term Incentive Plan and vest in equal 1/3 installments in each of the first, second and third anniversaries of the grant date (December 4, 2007), subject to continued service with the Company.

(10)	On December 3, 2008, the closing price of a share of common stock on the NYSE was $1.26.

Non-Qualified Deferred Compensation
          During fiscal year 2008, no named executive officer was a participant in the Deferred Compensation Plan (“DCP”) in 2008.
Contributions
          Under the DCP, the participants designated by the committee administering the DCP (the “Committee”) may elect to defer up to 80% of their base salary and commissions, and up to 100% of their bonus compensation. In addition, the Company may make discretionary Company contributions to the DCP at any time on behalf of the participants. Unless otherwise specified by the Company, Company contributions shall be deemed to be invested in the Company’s common stock.
Investment Elections
          Participants designate the investment funds selected by the Committee in which the participants’ deferral accounts shall be deemed to be invested for purposes of determining the amount of earnings and losses to be credited to such accounts.
Vesting
          The participants are fully vested at all times in amounts credited to the participants’ deferral accounts. A participant shall vest in his or her Company contribution account as provided by the Committee, but not earlier than twelve (12) months from the date the Company contribution is credited to a participant’s Company contribution account. Except as otherwise provided by the Company in writing, all vesting of Company contributions shall cease upon a participant’ termination of service with the Company and any portion of a participant’s Company contribution account which is unvested as of such date shall be forfeited; provided, however, that if a participant’s termination of service is the result of his or her death, the participant shall be 100% vested in his or her Company contribution account(s).
Distributions
          Scheduled distributions elected by the participants shall be no earlier than two years from the last day of the fiscal year in which the deferrals are credited to the participant’s account, or, if later, the last day of the fiscal year in which the Company contributions vest. The participant may elect to receive the scheduled distribution in a lump sum or in equal installments over a period of up to five years. Company contributions are only distributable in a lump sum.
          In the event of a participant’s retirement (termination of service after attaining age 60, or age 55 with at least 10 years of service) or disability (as defined in the DCP), the participant’s vested deferral accounts shall be paid to the participant in a single lump sum on a date that is not prior to the end of the six month period following the participant’s retirement or disability, unless the participant has made an alternative election to receive the retirement or disability benefits in equal installments over a period of up to 15 years, in which event payments shall be made as elected.
          In the event of a participant’s death, the Company shall pay to the participant’s beneficiary a death benefit equal to the participant’s vested accounts in a single lump sum within 30 days after the end of the month during which the participant’s death occurred.
          The Company may accelerate payment in the event of a participant’s “financial hardship.”
Employment Contracts and Compensation Arrangements
Thomas D’Arcy
          Effective November 16, 2009, Thomas P. D’Arcy entered into a three-year employment agreement with the Company, pursuant to which Mr. D’Arcy serves as president, chief executive officer and a member of the Board. The term of the employment agreement is subject to successive one (1) year extensions unless either party advises the other to the contrary at least ninety (90) days prior to the then expiration of the then current term. Pursuant to the employment agreement, Mr. D’Arcy was appointed to serve on the Company’s Board of Directors as a Class C Director until the 2010 annual meeting of stockholders, unless prior to such meeting, the Company eliminates its staggered Board, in which event Mr. D’Arcy’s appointment to the Board shall be voted on at the next annual meeting of stockholders. Mr. D’Arcy will be a nominee for election to the Company’s Board of Directors at each subsequent annual meeting of the stockholders for so long as the employment agreement remains in effect.
          Mr. D’Arcy will receive a base salary of $650,000 per annum. Mr. D’Arcy is entitled to receive target bonus cash compensation of up to 200% of his base salary based upon annual performance goals to be established by the Compensation Committee of the Company. Mr. D’Arcy is guaranteed a cash bonus with respect to the 2010 calendar year of 200% of base salary, but there is no guaranteed bonus with respect to any subsequent year. In addition, there is no cash bonus compensation with respect to the period commencing on November 16, 2009 and continuing up to and through December 31, 2009.

          Commencing with calendar year 2010, at the discretion of the Board, Mr. D’Arcy is also eligible to participate in a performance-based long term incentive plan, consisting of an annual award payable either in cash, restricted shares of common stock, or stock options exercisable for shares of common stock, as determined by the Compensation Committee. The target for any such long-term incentive award will be $1.2 million per year, subject to ratable, annual vesting over three years. Subject to the provisions of Mr. D’Arcy’s employment agreement, an initial long-term incentive award with respect to calendar year 2010 will be granted in the first quarter of 2011 and will vest in equal tranches of 1/3 each commencing on December 31, 2011. In addition, in connection with the entering into of the employment agreement, Mr. D’Arcy purchased $500,000 of Preferred Stock.
          Mr. D’Arcy received a restricted stock award of 2,000,000 restricted shares of common stock, of which 1,000,000 of such restricted shares are subject to vesting over three years in equal annual increments of one-third each, commencing on the day immediately preceding the one-year anniversary of November 16, 2009. The remaining 1,000,000 such restricted shares are subject to the vesting based upon the market price of the Company’s common stock during the initial three-year term of the employment agreement. Specifically, (i) in the event that for any 30 consecutive trading days the volume weighted average closing price per share of the Company’s common stock on the exchange or market on which the Company’s shares are publically listed or quoted for trading is at least $3.50, then 50% of such restricted shares shall vest, and (ii) in the event that for any thirty (30) consecutive trading days the volume weighted average closing price per share of the Company’s common stock on the exchange or market on which the Company’s shares of common stock are publically listed or quoted for trading is at least $6.00, then the remaining 50% percent of such restricted shares shall vest. Vesting with respect to all Mr. D’Arcy’s restricted shares is subject to Mr. D’Arcy’s continued employment by the Company, subject to the terms of a Restricted Share Agreement entered into by Mr. D’Arcy and the Company on November 16, 2009, and other terms and conditions set forth in the employment agreement.
          Mr. D’Arcy will receive from the Company a one-time cash payment of $35,000 as reimbursement for all of his out-of-pocket transitory relocation expenses. Mr. D’Arcy is also entitled to reimbursement expenses of $100,000 incurred in relocating to the Company’s principal executive offices.
          Mr. D’Arcy is also entitled to a professional fee reimbursement of up to $15,000 incurred by Mr. D’Arcy for legal and tax advice in connection with the negotiation and entering into the employment agreement.
          Mr. D’Arcy is entitled to participate in the Company’s health and other benefit plans generally afforded to executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The employment agreement contains confidentiality, non-competition, no raid, non-solicitation, non-disparagement and indemnification provisions.
          The employment agreement is terminable by the Company upon Mr. D’Arcy’s death or incapacity or for Cause (as defined in the employment agreement), without any additional compensation other than what has accrued to Mr. D’Arcy as of the date of any such termination, except that in the case of death or incapacity.
          In the event that Mr. D’Arcy is terminated without Cause, or if Mr. D’Arcy terminates the agreement for Good Reason (as defined in the employment agreement), Mr. D’Arcy is entitled to receive: (i) all monies due to him which right to payment or reimbursement accrued prior to such discharge; (ii) his annual base salary, payable in accordance with the Company’s customary payroll practices for 24 months; (iii) in lieu of any bonus cash compensation for the calendar year of termination, an amount equal to two times Mr. D’Arcy’s bonus cash compensation earned in the calendar year prior to termination, subject to Mr. D’Arcy’s right to receive the guaranteed bonus with respect to the 2010 calendar year regardless when the termination without Cause occurs; (iv) an amount payable monthly, equal to the amount Mr. D’Arcy paid for continuation of health insurance coverage for such month under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) until the earlier of 18 months from the termination date or when Mr. D’Arcy obtains replacement health coverage from another source; (v) the number of shares of common stock or unvested options with respect to any long-term incentive awards granted prior to termination shall immediately vest; and (vi) all Mr. D’Arcy’s restricted shares shall automatically vest.
          In the event that Mr. D’Arcy is terminated without Cause or resigns for Good Reason (i) within one year after a Change of Control (as defined in the employment agreement) or (ii) within three months prior to a Change of Control, in contemplation thereof, Mr. D’Arcy is entitled to receive (a) all monies due to him which right to payment or reimbursement accrued prior to such discharge, (b) two times his base salary payable in accordance with the Company’s customary payroll practices, over a 24-month period, (c) in lieu of any bonus cash compensation for the calendar year of termination, an amount equal to two times his target annual cash bonus earned in the calendar year prior to termination, subject to Mr. D’Arcy’s right to receive the guaranteed bonus with respect to the 2010 calendar year regardless when the termination in connection with a Change of Control occurs, (d) an amount payable monthly, equal to the amount Mr. D’Arcy paid for continuation of health insurance coverage for such month under the COBRA until the earlier of 18 months from the termination date or when Mr. D’Arcy obtains replacement health coverage from another source; (e) the number of shares of common stock or unvested options with respect to any long-term incentive awards granted prior to termination shall immediately vest; and (f) Mr. D’Arcy’s restricted shares will automatically vest.
          The Company’s payment of any amounts to Mr. D’Arcy upon his termination without Cause, for Good Reason or upon a Change of Control is contingent upon Mr. D’Arcy executing the Company’s then standard form of release.

Potential Payments upon Termination or Change in Control
Thomas D’Arcy

				Involuntary
				Not for	Involuntary	Resignation
Executive Payments	Voluntary	Early	Normal	Cause	for Cause	for Good	Change in
Upon Termination	Termination	Retirement	Retirement	Termination	Termination	Reason	Control	Death	Disability
Severance Payments	$—	$—	$—	$1,300,000	$—	$1,300,000	$1,300,000	$—	$—
Bonus Incentive Compensation	—	—	—	$2,600,000	—	$2,600,000	$2,600,000	—	—
Long Term Incentive Plan	—	—	—	—	—	—	—	—	—
Stock Options (unvested and accelerated)(1)	—	—	—	—	—	—	—	—	—
Restricted Stock (unvested and accelerated)	—	—	—	$1,520,000	—	$1,520,000	$1,520,000	—	—
Performance Shares (unvested and accelerated)	—	—	—	$1,200,000		$1,200,000	$1,200,000	—	—
Benefit Continuation	—	—	—	$23,944	—	$23,944	$23,944	—	—
Tax Gross-Up	—	—	—	—	—	—	—	—	—

Total Value	$—	$—	$—	$6,643,944	$—	$6,643,944	$6,643,944	$—	$—

Gary H. Hunt
          * Mr. Hunt served as Interim Chief Executive Officer of the Company from July 2008 until November 16, 2009, when Thomas D’Arcy became the Company’s President and Chief Executive Officer. The following is a description of Mr. Hunt’s arrangement with the Company while he served as Interim Chief Executive Officer of the Company.
          In July 2008, Mr. Hunt became Interim Chief Executive Officer of the Company. Mr. Hunt did not have an employment agreement with the Company. On August 28, 2008, the Compensation Committee of the Board of Directors determined that until the appointment of a permanent Chief Executive Officer and President, Mr. Hunt will be paid a monthly fee of $50,000. Mr. Hunt did not receive a bonus nor did he receive any additional compensation for his service as a member of the Company’s Board of Directors.
Scott D. Peters
          *In July 2008, Mr. Peters resigned from the Company. The following is a description of the employment agreement under which Mr. Peters was employed during calendar year 2008.
          In November, 2006, Mr. Peters entered into an executive employment agreement with the Company pursuant to which Mr. Peters served as the Chief Executive Officer and President of the Company. The agreement provided for an annual base salary of $550,000 per annum. His base salary was increased to $600,000 per annum upon the closing of the Merger. Mr. Peters was eligible to receive an annual discretionary bonus of up to 200% of his base salary. The executive employment agreement had an initial term of three years, and on the final day of the original term, and on each anniversary thereafter, the term of the agreement could have been extended automatically for an additional year unless the Company or Mr. Peters provided at least one year’s written notice that the term would not be extended. In connection with the entering into of his Employment Agreement in November, 2006, Mr. Peters received 154,000 shares of restricted stock and 44,000 stock options at an exercise price of $11.36 per share, one-third of which options vest on the grant date, and the remaining options vest in equal installments on the first and second anniversary date of the option grant.
          Mr. Peters was also entitled to participate in the Company’s health and other benefit plans generally afforded to executive employees and was reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The employment agreement contained confidentiality, non-competition, no raid, non-solicitation, non-disparagement and indemnification provisions.
          In the event the Company had terminated Mr. Peters’ employment for Cause (as defined in the executive employment agreement) or if he had voluntarily resigned without Good Reason (as defined in the executive employment agreement), Mr. Peters would have been entitled to accrued salary and any unreimbursed business expenses. In the event that Mr. Peters’ employment terminated because of the expiration of his term, death or disability, the Company would have paid any accrued salary, any unreimbursed business expenses, and a prorated performance bonus equal to the performance bonus (and in the case of termination for reason of death or disability, equal to the maximum target) that otherwise would have been payable to Mr. Peters in the fiscal year in which the termination occurred had he continued employment through the last day of such fiscal year, prorated for the number of calendar months he was employed by the Company in such fiscal year. The prorated performance bonus would have been paid within 60 days after Mr. Peters’ date of termination, provided that he executed and delivered to the Company a general release and was not in material breach of any of the provisions of the executive employment agreement.

          In the event of termination of employment without Cause, or voluntary resignation with Good Reason, the Company would have paid any accrued salary, any unreimbursed business expenses and a severance benefit, in a lump sum cash payment, equal to Mr. Peters’ annual salary plus the target bonus in the year of the termination, the sum of which will be multiplied by a “severance benefit factor.” The “severance benefit factor” would have been determined as follows: (a) if the date of termination occurred during the original three-year employment term, the “severance benefit factor” will be the greater of one, and the number of months from the date of termination to the last day of the original three-year employment term, divided by 12, or (b) if the date of termination was after the original three-year employment term, the “severance benefit factor” will equal one. Also, all options become fully vested.
          In the event of a termination by the Company without Cause at any time within 90 days before, or 12 months after, a Change in Control (as defined in the executive employment agreement), or in the event of resignation for Good Reason within 12 months after a Change in Control, or if without Good Reason during the period commencing six months after a Change in Control and ending 12 months after a Change in Control, then the Company would have paid any accrued salary, any unreimbursed business expenses, and a severance benefit. The severance benefit would have been in a lump sum cash payment, equal to the annual salary plus the target bonus in the year of the termination, the sum of which will be multiplied by three. Mr. Peters would have also received 100% of the Company’s paid health insurance coverage as provided immediately prior to the termination. The health insurance coverage would have continued for two years following termination of employment, or until Mr. Peters became covered under another employer’s group health insurance plan, whichever came first. Also, Mr. Peters would have become fully vested in his options. These severance benefits upon a Change in Control would have been paid 60 days after the date of termination, provided he executed and delivered to the Company a general release and Mr. Peters was not in material breach of any of the provisions of his employment agreement. Any payment and benefits discussed in this paragraph regarding a termination associated with a Change in Control would have been in lieu of any payments and benefits that would otherwise be awarded in an executive’s termination.
          If payments or other amounts had become due to Mr. Peters under his executive employment agreement or otherwise, and the excise tax imposed by Section 4999 of the Code had been applicable to such payments, the Company would have been required to pay a gross up payment in the amount of such excise tax plus the amount of income, excise and other taxes due as a result of the gross up payment. All determinations required to be made and the assumptions to be utilized in arriving at such determinations, with certain exceptions, would have been made by the Company’s independent certified public accountants serving immediately prior to the Change in Control.
          In July 2008, Mr. Peters resigned from the Company and no payments are due to him under his executive employment agreement.
Richard W. Pehlke
          Effective February 15, 2007, Mr. Pehlke and the Company entered into a three-year employment agreement pursuant to which Mr. Pehlke serves as the Company’s Executive Vice President and Chief Financial Officer at an annual base salary of $350,000. In addition, Mr. Pehlke is entitled to receive target bonus cash compensation of up to 50% of his base salary based upon annual performance goals to be established by the Compensation Committee of the Company. Mr. Pehlke is also eligible to receive a target annual performance based equity bonus of 65% of his base salary based upon annual performance goals to be established by the Compensation Committee. The equity bonus is payable in restricted shares that vest on the third anniversary of the date of the grant. Mr. Pehlke was also granted stock options to purchase 25,000 shares of the Company’s common stock which have a term of 10 years, are exercisable at $11.75 per share (equal to the market price of the Company’s common stock on the date immediately preceding the grant date) and vest ratably over three years.
          Mr. Pehlke’s annual base salary was increased from $350,000 to $375,000 on January 1, 2008. Similarly, Mr. Pehlke’s target bonus compensation was increased from 50% to 150% of his base salary on January 1, 2008.
          Mr. Pehlke is also entitled to participate in the Company’s health and other benefit plans generally afforded to executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The employment agreement contains confidentiality, non-competition, no raid, non-solicitation, non-disparagement and indemnification provisions.
          The employment agreement is terminable by the Company upon Mr. Pehlke’s death or incapacity or for Cause (as defined in the employment agreement), without any additional compensation other than what has accrued to Mr. Pehlke as of the date of any such termination, except that in the case of death or incapacity, any unvested restricted shares automatically vest.
          In the event that Mr. Pehlke is terminated without Cause, or if Mr. Pehlke terminates the agreement for Good Reason (as defined in the employment agreement), Mr. Pehlke is entitled to receive his annual base salary, payable in accordance with the Company’s customary payroll practices, for the balance of the term of the agreement or 24 months, whichever is less (subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended) and all then unvested options shall automatically vest. The Company’s payment of any amounts to Mr. Pehlke upon his termination without Cause or for Good Reason is contingent upon him executing the Company’s then standard form of release.

          Effective December 23, 2008, Mr. Pehlke and the Company entered into a change of control agreement pursuant to which in the event that Mr. Pehlke is terminated without Cause or resigns for Good Reason upon a Change of Control (as defined in the employment agreement) or within six months thereafter or is terminated without Cause or resigns for Good Reason within three months prior to a Change of Control, in contemplation thereof, Mr. Pehlke is entitled to receive two times his base salary payable in accordance with the Company’s customary payroll practices, over a twelve month period (subject to the provisions of Section 409A of the Code) plus an amount equal to one time his target annual cash bonus payable in cash on the next immediately following date when similar annual cash bonus compensation is paid to other executive officers of the Company (but in no event later than March 15th of the calendar year following the calendar year to which such bonus payment relates). In addition, upon a Change of Control, all then unvested options and restricted shares automatically vest. The Company’s payment of any amounts to Mr. Pehlke upon his termination upon a Change of Control is contingent upon his executing the Company’s then standard form of release.
Potential Payments upon Termination or Change in Control
Richard W. Pehlke

Involuntary
				Not for	Involuntary	Resignation
Executive Payments	Voluntary	Early	Normal	Cause	for Cause	for Good	Change in
Upon Termination	Termination	Retirement	Retirement	Termination	Termination	Reason	Control	Death	Disability
Severance Payments	$—	$—	$—	$421,875	$—	$421,875	$1,312,500	$—	$—
Bonus Incentive Compensation	—	—	—	—	—	—	—	—	—
Long Term Incentive Plan	—	—	—	—	—	—	—	—	—
Stock Options (unvested and accelerated)(1)	—	—	—		—			—	—
Restricted Stock (unvested and accelerated)	—	—	—	$403,000	—	$403,000	$403,000	—	—
Performance Shares (unvested and accelerated)	—	—	—	—	—	—	—	—	—
Benefit Continuation	—	—	—	—	—	—	—	—	—
Tax Gross-Up	—	—	—	—	—	—	—	—	—

Total Value	$—	$—	$—	$824,875	$—	$824,875	$1,715,500	$—	$—

(1)	Mr. Pehlke’s agreement provides for immediate vesting of all stock options in the event of involuntary termination not for Cause, resignation for Good Reason, or in the event of Change of Control; the option exercise price is $11.75 and the closing price on the NYSE on December 31, 2008 was $1.24, therefore, as of December 31, 2008, Mr. Pehlke’s options were out of the money.
Andrea R. Biller
          In November 2006, Ms. Biller entered into an executive employment agreement with the Company pursuant to which Ms. Biller served as the Company’s General Counsel, Executive Vice President and Secretary. The agreement provided for an annual base salary of $400,000 per annum. Under the employment agreement, Ms. Biller was eligible to receive an annual discretionary bonus of up to 150% of her base salary. The executive employment agreement has an initial term of three years, and on the final day of the original term, and on each anniversary thereafter, the term of the agreement was extended automatically for an additional year unless the Company or Ms. Biller provided at least one year’s written notice that the term will not be extended. On October 23, 2008, the Company provided written notice to Ms. Biller that it would not extend the terms and conditions of Ms. Biller’s employment agreement beyond its initial term and the agreement expired on November 15, 2009. In connection with the entering into of her employment agreement in November 2006, Ms. Biller received 114,400 shares of restricted stock and 35,200 stock options at an exercise price of $11.36 per share, one-third of which options vest on the grant date, and the remaining options vest in equal installments on the first and second anniversary date of the option grant.
          Ms. Biller is also entitled to participate in the Company’s health and other benefit plans generally afforded to executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with her duties. The employment agreement contained confidentiality, non-competition, no raid, non-solicitation, non-disparagement and indemnification provisions.

Jeffrey T. Hanson
          In November, 2006, Mr. Hanson entered into an executive employment agreement with the Company pursuant to which Mr. Hanson served as the Company’s Chief Investment Officer. The agreement provided for an annual base salary of $350,000 per annum. Under the executive employment agreement, Mr. Hanson was eligible to receive an annual discretionary bonus of up to 100% of his base salary. The executive employment agreement had an initial term of three years, and on the final day of the original term, and on each anniversary thereafter, the term of the Agreement was extended automatically for an additional year unless the Company or Mr. Hanson provided at least one year’s written notice that the term will not be extended. On October 23, 2008, the Company provided written notice to Mr. Hanson that the Company would not extend the terms and conditions of Mr. Hanson’s executive employment agreement beyond its initial term and the agreement expired on November 15, 2009. In connection with the entering into of his executive employment agreement in November, 2006, Mr. Hanson received 44,000 shares of restricted stock and 22,000 stock options at an exercise price of $11.36 per share, one-third of which options vest on the grant date, and the remaining options vest in equal installments on the first and second anniversary date of the option grant. Mr. Hanson was entitled to receive a special bonus of $250,000 if, during the applicable fiscal year, (x) Mr. Hanson was the procuring cause of at least $25 million of equity from new sources, which equity was actually received by the Company during such fiscal year, for real estate investments sourced by the Company, and (y) Mr. Hanson was employed by the Company on the last day of such fiscal year.
          Mr. Hanson’s annual base salary was increased from $350,000 to $450,000 on August 1, 2008. Similarly, Mr. Hanson’s target bonus compensation was increased from 100% to 150% of his base salary on August 1, 2008.
          Mr. Hanson is also entitled to participate in the Company’s health and other benefit plans generally afforded to executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The executive employment agreement contained confidentiality, non-competition, no raid, non-solicitation, non-disparagement and indemnification provisions.
Jacob Van Berkel
          Mr. Van Berkel was promoted to Chief Operating Officer and Executive Vice President on March 1, 2008 which provides for an annual base salary of $400,000 per annum. Mr. Van Berkel is eligible to receive an annual discretionary bonus of up to 100% of his base salary. Effective December 23, 2008, Mr. Van Berkel and the Company entered into a change of control agreement pursuant to which in the event that Mr. Van Berkel is terminated without Cause or resigns for Good Reason upon a Change of Control (as defined in the change of control agreement) or within six months thereafter or is terminated without Cause or resigns for Good Reason within three months prior to a Change of Control, in contemplation thereof, Mr. Van Berkel is entitled to receive two times his base salary payable in accordance with the Company’s customary payroll practices, over a twelve month period (subject to the provisions of Section 409A of the Code) plus an amount equal to one time his target annual cash bonus payable in cash on the next immediately following date when similar annual cash bonus compensation is paid to other executive officers of the Company (but in no event later than March 15th of the calendar year following the calendar year to which such bonus payment relates). In addition, upon a Change of Control, all then unvested restricted shares automatically vest. The Company’s payment of any amounts to Mr. Van Berkel upon his termination upon a Change of Control is contingent upon his executing the Company’s then standard form of release.
Potential Payments upon Termination or Change of Control
Jacob Van Berkel

Executive				Involuntary
Payments				Not for	Involuntary	Resignation
Upon	Voluntary	Early	Normal	Cause	for Cause	for Good	Change in
Termination	Termination	Retirement	Retirement	Termination	Termination	Reason	Control	Death	Disability
Severance Payments							1,200,000
Bonus Incentive
Compensation
Long Term
Incentive Plan
Stock Options (unvested and accelerated)(1)
Restricted Stock (unvested and accelerated)	—	—	—	—	—	—	$423,749	—	—
Performance Shares (unvested and accelerated)	—	—	—	—	—	—	—	—	—
Benefit Continuation	—	—	—	—	—	—	—	—	—
Tax Gross-Up	—	—	—	—	—	—	—	—	—

Total Value	$—	$—	$—	$—	$—	$—	$1,623,749	$—	$—

Compensation of Directors
          Pursuant to the FPL Associates Compensation report obtained by the Board of Directors in contemplation of the Merger, directors’ compensation was further reviewed and revised in December 2007.
          Only individuals who serve as directors and are otherwise unaffiliated with the Company (“Outside Directors”) receive compensation for serving on the Board and on its committees. Outside Directors are compensated for serving on the Board with a combination of cash and equity based compensation which includes annual grants of restricted stock, an annual retainer fee, meeting fees and chairperson fees. Directors are also reimbursed for out-of-pocket travel expenses incurred in attending Board and committee meetings.
          Pursuant to the FPL Associates Compensation report, Board compensation was adjusted in December 2007 as follows: (i) an annual retainer fee of $50,000 per annum; (ii) a fee of $1,500 for each regular meeting of the Board of Directors attended in person or telephonically; (iii) a fee of $1,500 for each meeting of a standing committee of the Board of Directors attended in person or telephonically; and (iv) $60,000 worth of restricted shares of common stock issued at the then current market price of the common stock, to vest ratably in equal annual installments over three years, except in the event of a change in control, in which event vesting is accelerated. On March 12, 2008, the Compensation Committee, in consultation with Christenson Advisors, LLC, revised the compensation arrangements for the non-executive Chairman of the Board to provide for an annual retainer fee of $80,000 in cash, $140,000 worth of restricted shares of the Company’s common stock per annum to vest pro-rata over three years, and an annual allowance of $25,000. Outside Directors are also required to commit to an equity position in the Company over five years in the amount equal to $250,000 worth of common stock which may include annual restricted stock grants to the directors.
          Effective March 12, 2008, Mr. Glenn C. Carpenter, a former director, received an initial grant of 11,958 shares of restricted stock which was based upon the closing price of the Company’s common stock on March 12, 2008, which was $6.69.
          Effective July 10, 2008, Mr. Murphy received an initial grant of 19,480 shares of restricted stock which was based upon the closing price of the Company’s common stock on July 10, 2008, which was $3.08.
          Effective December 10, 2008, each of the Company’s Outside Directors as of such date, Glenn C. Carpenter, Harold H Greene, C. Michael Kojaian, Robert J. McLaughlin, Devin I. Murphy, D. Fleet Wallace, and Rodger D. Young received 20,000 shares of common stock which is based upon the closing price of the Company’s common stock on December 10, 2008, which was $1.30. Those shares represent the Company’s annual grant to its Outside Directors which, pursuant to the Company’s 2006 Omnibus Equity Plan, is set at $60,000 worth of restricted shares of the Company’s common stock based upon the closing price of such common stock on the date of the grant. However, in light of market conditions, the Company decided to limit such amount of grant in 2008 to 20,000 restricted shares of the Company’s common stock. Gary H. Hunt did not receive an annual restricted stock grant in December 2008 as he was then serving as the Company’s Interim Chief Executive Officer and was not considered an Outside Director.
Director Compensation Table

	Fees Earned
	or Paid in	Stock
Director	Cash (1)	Awards (2)(3)	Total
Glenn C. Carpenter	$117,000	$82,915	$199,915
Harold H. Greene	$117,500	$61,751	$179,251
Gary H. Hunt	$73,250	$61,751	$135,001
C. Michael Kojaian	$108,500	$20,040	$128,540
Robert J. McLaughlin	$134,000	$20,040	$154,040
Devin I. Murphy	$60,110	$9,666	$69,776
Scott D. Peters(4)	$0	$0	$0
Anthony W. Thompson(5)	$0	$0	$0
D. Fleet Wallace	$128,500	$61,751	$190,251
Rodger D. Young	$132,000	$20,040	$152,040

(1)	Represents annual retainers plus all meeting and committee attendance fees earned by non-employee directors in 2008.

(2)	The amounts shown are the compensation costs recognized by the Company in 2008 in accordance with the requirements of the Equity Topic. Mr. Carpenter received a grant of 11,958 shares of restricted stock on March 12, 2008, which also vests in three equal installments on each of the next three annual anniversary dates of the grant. The grant date fair value of the 11,958 shares of restricted stock was $80,000 based on a value of $6.69 per share on the date of the grant. Mr. Murphy received a grant of 19,480 shares of restricted stock on July 10, 2008, which also vests in three equal installments on each of the next three annual anniversary dates of the grant. The grant date fair value of the 19,480 shares of restricted stock was $60,000 based on a value of $3.08 per share on the date of the grant. Each of the Outside Directors received a grant of 20,000 shares on December 10, 2008 which vests in three equal increments on each of the next three annual anniversary dates of the grant. The grant date fair value of the 20,000 shares of restricted stock was $26,000 based on a value of $1.30 per share on the date of grant. Those shares represent the Company’s annual grant to its Outside Directors which, pursuant to the Company’s 2006 Omnibus Equity Plan, is set at $60,000 worth of restricted shares of the Company’s common stock based upon the closing price of such common stock on the date of the grant. However, in light of market conditions, the Company decided to limit such amount of grant in 2008 to 20,000 restricted shares of the Company’s common stock.

(3)	The following table shows the aggregate number of unvested stock awards and option awards granted to non-employee directors and outstanding as of December 31, 2008:

		Stock Awards
	Options Outstanding	Outstanding at
Director	at December 31, 2008	December 31, 2008
Glenn C. Carpenter	0	45,288
Harold H. Greene	0	33,330
Gary H. Hunt	0	13,330
C. Michael Kojaian	0	25,997
Robert J. McLaughlin	0 (i)	25,997
Devin I. Murphy	0	39,480
Scott D. Peters(4)	0	0
Anthony W. Thompson(5)	0	0
D. Fleet Wallace	0	33,330
Rodger D. Young	10,000	25,997

(i)	Mr. McLaughlin exercised his option to purchase 10,000 shares of common stock of the Company on March 18, 2008, at $2.99 per share.

(4)	Mr. Peters resigned as Chief Executive Officer and President of the Company effective July 10, 2008.

(5)	Mr. Thompson resigned from the Board of Directors effective February 8, 2008
Stock Ownership Policy for Outside Directors
          Under the current stock ownership policy, Outside Directors are required to accumulate an equity position in the Company over five years in an amount equal to $250,000 worth of common stock (the previous policy required an accumulation of $200,000 worth of common stock over a five year period). Shares of common stock acquired by Outside Directors pursuant to the restricted stock grants can be applied toward this equity accumulation requirement.
Compensation Committee Interlocks and Insider Participation
          The members of the Compensation Committee during the year ended December 31, 2008 were D. Fleet Wallace, Chair, Glenn C. Carpenter, Gary H. Hunt, C. Michael Kojaian, Robert J. McLaughlin, and Rodger D. Young. In February, 2008 when Mr. Carpenter became Chairman of the Board, replacing Anthony W. Thompson, he resigned from the Compensation Committee. In July 2008, when Scott Peters resigned as Chief Executive Officer and President of the Company, Mr. Hunt assumed the position as Interim Chief Executive Officer, subsequently resigned from the Compensation Committee as Chairman and was replaced by D. Fleet Wallace as the new Chairman. In addition, Mr. Kojaian also became a member of the Company’s Compensation Committee. On February 9, 2009, Glenn C. Carpenter was appointed to serve as a member of the Company’s Compensation Committee and Mr. C. Michael Kojaian resigned as a member of the Compensation Committee.
          Except for Gary H. Hunt, who served as Interim Chief Executive Officer from July 2008 through November 16, 2009 and as a former member of the Compensation Committee, none of the current or former members of the Compensation Committee is or was a current or former officer or employee of the Company or any of its subsidiaries or had any relationship requiring disclosure by the Company under any paragraph of Item 404 of Regulation S-K of the SEC’s Rules and Regulations. During the year ended December 31, 2008, none of the executive officers of the Company served as a member of the board of directors or compensation committee of any other company that had one or more of its executive officers serving as a member of the Company’s Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Related Party Transaction Review Policy
          The Company recognizes that transactions between the Company and any of its directors, officers or principal stockholders or an immediate family member of any director, executive officer or principal stockholder can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. The Company also recognizes, however, that there may be situations in which such transactions may be in, or may not be inconsistent with, the best interests of the Company.
          The review and approval of related party transactions are governed by the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is a part of the Company’s Employee Handbook, a copy of which is distributed to each of the Company’s employees at the time that they begin working for the Company, and the Company’s Salespersons Manual, a copy of which is distributed to each of the Company’s brokerage professionals at the time that they begin working for the Company. The Code of Business Conduct and Ethics is also available on the Company’s website at www.grubb-ellis.com. In addition, within 60 days after he or she begins working for the Company and once per year thereafter, the Company requires that each employee and brokerage professional to complete an on-line “Business Ethics” training class and certify to the Company that he or she has read and understands the Code of Business Conduct and Ethics and is not aware of any violation of the Code of Business Conduct and Ethics that he or she has not reported to management.
          In order to ensure that related party transactions are fair to the Company and no worse than could have been obtained through “arms-length” negotiations with unrelated parties, such transactions are monitored by the Company’s management and regularly reviewed by the Audit Committee, which independently evaluates the benefit of such transactions to the Company’s stockholders. Pursuant to the Audit Committee’s charter, on a quarterly basis, management provides the Audit Committee with information regarding related party transactions for review and discussion by the Audit Committee and, if appropriate, the Board of Directors. The Audit Committee, in its discretion, may approve, ratify, rescind or take other action with respect to a related party transaction or, if necessary or appropriate, recommend that the Board of Directors approve, ratify, rescind or take other action with respect to a related party transaction.
          In addition, each director and executive officer annually delivers to the Company a questionnaire that includes, among other things, a request for information relating to any transactions in which both the director, executive officer, or their respective family members, and the Company participates, and in which the director, executive officer, or such family member, has a material interest.
Related Party Transactions
          The following are descriptions of certain transactions commencing in fiscal year 2006 through the date of this prospectus, in which the Company was a participant and in which any of the Company’s directors, executive officers, principal stockholders or any immediate family member of any director, executive officer or principal stockholder had or may have had direct or indirect material interest.
Certain Pre-Merger Transactions
          NNN was organized in September 2006 to acquire each of Triple Net Properties Realty, Inc. (“Realty”), Triple Net Properties, LLC (currently GERI) and NNN Capital Corp. (currently GBE Securities), to bring the businesses conducted by those companies under one corporate umbrella. On November 30, 2006, NNN completed a $160.0 million private placement of common stock to institutional investors and certain accredited investors with 16 million shares of its common stock sold in the offering at $10.00 per share. Net proceeds from the offering were $146.0 million. NNN was the accounting acquirer of Triple Net Properties Realty and NNN Capital Corp.
          Anthony W. Thompson, Chairman of the Board of NNN and Chairman of the Board of the Company from December 7, 2007 through February 8, 2008, transferred certain of his common stock in Capital Corp., an affiliated entity that eventually became a wholly-owned subsidiary of NNN, to each of Louis J. Rogers, an NNN director (25.0%), and to Kevin K. Hull, the Chief Executive Officer and President of Capital Corp. (25.0%). Because Mr. Thompson was an affiliate of Capital Corp. at the time of these transfers, these transfers resulted in compensation charges to Capital Corp. In addition, NNN agreed to pay the income taxes (including an associated “gross-up” payment to cover the tax on the tax payment) incurred by Mr. Rogers ($467,000) and Mr. Hull (as to only approximately one-half of such liability, or $191,000) in such transactions.
          The following formation transactions (the “Formation Transactions”) were entered into in connection with NNN’s Rule 144A private equity offering in November 2006 and were not negotiated at arm’s length:

•	TNP Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NNN, entered into an agreement and plan of merger with Triple Net Properties, which was owned by Mr. Thompson and a number of other employees and third-party investors. In connection with the merger agreement, NNN entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements NNN issued 17,372,438 shares of its common stock (to the accredited investor members) and $986,000 in cash (to the unaccredited investor members in lieu of 0.5% of the shares of NNN common stock they would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering) in exchange for all the common member interests. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties became a wholly-owned subsidiary of NNN.

•	NNN entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Triple Net Properties Realty to NNN in exchange for 4,124,120 shares of NNN common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of 22.3% of shares of NNN common stock he would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties Realty became a wholly-owned subsidiary of NNN.

•	NNN entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Mr. Kevin Hull pursuant to which they contributed all of the outstanding shares of Capital Corp. to NNN in exchange for 1,164,680 shares of NNN common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of 33.5% of shares of NNN common stock he would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering. Capital Corp. became a wholly-owned subsidiary of NNN on December 14, 2006, following receipt of NASD approval.
          In November, 2006, to the extent that NNN incurred any liability over the subsequent three (3) year period arising from the failure to comply with real estate broker licensing requirements in certain states, Messrs. Thompson, Rogers and Hanson agreed to forfeit up to an aggregate of 4,686,500 shares of NNN common stock (which became 4,124,120 shares of the Company’s common stock upon the Merger). To insure such indemnification obligations, all of these shares were placed into escrow. In addition, Mr. Thompson agreed to indemnify NNN, to the extent the liability incurred by NNN for such matters exceeds the deemed $46,865,000 value of the escrowed shares, up to an additional $9,435,000 in cash. The above indemnifications expired on November 16, 2009, and the Company did not incur any liability with respect to any real estate licensure issues. Accordingly, and all of the shares were released from escrow to Messrs. Thompson, Rogers and Hanson in November, 2009.
          In 2006, Mr. Thompson and Mr. Rogers agreed to transfer common stock of NNN they owned to Mr. Hanson, assuming he remained employed by the Company in equal increments on July 29, 2007, 2008 and 2009. Mr. Hanson remained employed by the Company during this three (3) year period and accordingly, these stock transfers were effected by the release from escrow of 743,160 shares of the Company’s common stock (557,370 from Mr. Thompson and 185,790 from Mr. Rogers). Because Mr. Thompson and Mr. Rogers were affiliates of NNN at the time of such transfers, NNN and the Company recognized a compensation charge.
          On September 20, 2006, NNN awarded Mr. Peters a bonus of $2.1 million, which was payable in 178,957 shares of the Company’s common stock, representing a value of $1.3 million and a cash tax gross-up payment of $854,000.
Grubb & Ellis Realty Advisors, Inc.
          On March 3, 2006, the registration statement with respect to an initial public offering for Grubb & Ellis Realty Advisors, Inc. (“GERA”), an affiliate of the Company, was declared effective. GERA was a special purpose acquisition company organized by the Company to acquire one or more United States commercial real estate properties and/or assets, principally industrial and office properties. GERA sold 23,958,334 units in its initial public offering at a price of $6.00 per unit, each unit consisting of one share of common stock and two warrants. The public offering was underwritten on a firm commitment basis by Deutsche Bank Securities Inc. and GERA raised gross proceeds of approximately $143.75 million before offering expenses. Of the units sold, 1,666,667 units, for an aggregate price of $10.0 million, were sold to Kojaian Holdings, L.L.C., an entity affiliated with C. Michael Kojaian, the Company’s Chairman of the Board and also the Chairman of the Board of GERA. Mark Rose, the then Chief Executive Officer of the Company, was also a director of GERA.
          The Company provided GERA with initial equity capital of $2.5 million for 5,876,069 shares of common stock and, upon the completion of GERA’s initial public offering, the Company owned approximately 19% of the outstanding common stock of GERA. Pursuant to an agreement with Deutsche Bank Securities Inc., the Company also agreed to purchase in the public marketplace, during the period commencing May 3, 2006 and continuing through June 28, 2006 and to the extent available, up to $3.5 million of GERA’s warrants if the public price per warrant was $0.70 or less. The Company agreed to purchase such warrants pursuant to an agreement in accordance with the guidelines specified by Rule 10b5-1 under the Exchange Act, through an independent broker-dealer registered under Section 15 of the Exchange Act that did not participate in GERA’s public offering. In addition, the Company further agreed that any such warrants purchased by it would not be sold or transferred until the completion of a business combination. On

June 28, 2006, the Company agreed to a sixty-day extension of this agreement, through August 27, 2006. As of June 30, 2006, the Company had increased its investment in GERA through the purchase of approximately 395,000 warrants for an aggregate purchase price of approximately $236,000, or approximately $0.60 per warrant, excluding commissions of approximately $16,000. Pursuant to the extension of this agreement, the Company purchased approximately 4.2 million additional warrants of GERA through August 27, 2006, for an aggregate purchase price of approximately $1.9 million, or approximately $0.46 per warrant, excluding commissions of approximately $170,000.
          As consideration for serving as initial directors to GERA, the Company transferred 41,670 shares of GERA’s common stock from the Company’s initial investment to each of the initial directors of GERA, including Messrs. Kojaian and Rose.
          All of the officers of GERA were also officers of the Company. The officers and directors of GERA did not receive compensation from GERA (other than the GERA shares transferred to the initial directors by the Company).
          On June 18, 2007, the Company entered into, along with its wholly owned subsidiary, GERA Property Acquisition, LLC, a Membership Interest Purchase Agreement (the “Purchase Agreement”) with GERA which contemplated the transfer of the three (3) commercial office properties from the Company to GERA and, if consummated, would have constituted GERA’s business combination. Pursuant to the Purchase Agreement, the Company was to sell the properties to GERA, on a “cost neutral basis,” and reimbursement for the actual costs and expenses paid by the Company with respect to the purchase of the properties and imputed interest on cash advanced by the Company with respect to the properties.
          Under the terms of the Purchase Agreement, the Purchase Agreement was subject to termination under certain circumstances, including but not limited to if GERA failed to obtain the requisite stockholder consents required under the laws of the State of Delaware and Realty Advisors’ charter to approve the transactions contemplated by the Purchase Agreement.
          Effective January 25, 2008, the Company entered into a letter agreement (the “Letter Agreement”) with GERA pursuant to which the Company agreed, subject to and simultaneously upon the closing of the Purchase Agreement, that GERA would have had the right to redeem an aggregate of 4,395,788 shares of common stock, par value $.0001 per share, of GERA stock currently owned by the Company (the “Redemption”). The per share purchase price of each share that would have been redeemed is the par value thereof, which would have resulted in an aggregate purchase price with respect to the Redemption of $439.58. As noted above, the Company owned approximately 19% of the issued and outstanding shares of GERA upon the completion of GERA’s initial public offering. Subsequent to the Redemption, the Company would have still owned 1,271,931 shares of common stock of GERA, which would have represented approximately 5% of the then issued and outstanding shares of GERA.
          On February 28, 2008, a special meeting of the stockholders of GERA was held to vote on, among other things, the proposed transaction with the Company, GERA failed to obtain the requisite consents of its stockholders to approve its proposed business combination (i.e. the transactions contemplated by the Purchase Agreement).
          As a result thereof, GERA, in accordance with Section 8.1(f) of the Purchase Agreement, advised the Company in a letter effective February 28, 2008, that it was terminating the Purchase Agreement in accordance with its terms.
          As a result of its failure to obtain the requisite stockholder approvals, GERA was unable to effect a business combination within the proscribed deadline of March 3, 2008 in accordance with its charter. Consequently, GERA filed a proxy statement with the SEC on March 11, 2008 with respect to a special meeting of its stockholders to vote on the dissolution and liquidation of GERA. The Company wrote-off in the first quarter of 2008 its investment in GERA of approximately $5.6 million, including its stock and warrant purchases, operating advances and third party costs. The Company also paid any third-party legal, accounting, printing and other costs (other than monies to be paid to stockholders of GERA on liquidation) associated with the dissolution and liquidation of GERA. In addition, the various exclusive service agreements that the Company had previously entered into with GERA for transaction services, property and facilities management, and project management, never took effect due to GERA’s failure to effect its business combination.
          Commencing on February 27, 2006 and continuing through the eventual liquidation by GERA, the Company made available to GERA office space, utilities and secretarial support for general and administrative purposes as GERA required from time to time. GERA agreed to pay the Company $7,500 per month for these services. During the 2006 fiscal year, GERA paid the Company $30,000 for such services.
Exchange of Preferred Stock
          In July 2006, Kojaian Ventures, L.L.C. (“KV”), an affiliate of C. Michael Kojaian, exchanged all 11,725 issued and outstanding shares of the Company’s Series A-1 Preferred Stock for (i) 11,173,925 shares of the Company’s common stock, which was the common stock equivalent that the holder of the Series A-1 Preferred Stock was entitled to receive upon liquidation, merger, consolidation, sale or change of control of the Company, and (ii) a payment by the Company of $10,056,532.50 (or $0.90 per newly issued share of common stock). Simultaneously with the exchange of Series A-1 Preferred Stock for newly issued common stock, KV was the selling stockholder of 5 million shares of common stock pursuant to the Company’s Registration Statement on Form S-1, filed on June 29, 2006.
Archon
          Archon, formally a principal stockholder of the Company that was engaged in the asset management business, performed asset management services for various parties. During the period in the 2006 fiscal year in which it was an affiliate of the Company, Archon and its affiliates and portfolio property owners paid the Company and its subsidiaries the following approximate amounts in connection with real estate services rendered to Archon and its portfolio properties: $854,000 in management fees, which include reimbursed salaries, wages and benefits of $626,000; $871,000 in real estate sale and leasing commissions; and $52,000 in fees for other real estate and business services. The Company also paid asset management fees to Archon’s affiliates of approximately $9,000 related to properties the Company managed on their behalf. In addition, Archon, its affiliates and portfolio property owners were involved in six transactions as a lessee/buyer during the 2006 fiscal year, for which the Company received real estate commissions of approximately $579,000 from the landlord/seller.
Osbrink Transaction
          As of August 28, 2006, the Company entered into a written agreement with 1up Design Studios, Inc. (“1up”), of which Ryan Osbrink, the son of Robert H. Osbrink, Former Executive Vice President and President, Transaction Services of the Company, was a principal shareholder, to procure graphic design and consulting services on assignments provided by brokerage professionals and/or employees of the Company. The term of the agreement was for a period beginning September 1, 2006 ending on August 31, 2007 and was terminable by either party upon 60 days prior notice. The agreement provided that the Company would pay 1up a monthly retainer of $25,000, from which 1up would deduct the cost of its design services. The pricing for 1up’s design services was fixed pursuant to a price schedule attached as an exhibit to the agreement. In addition, at the inception of the agreement, the Company sold certain computer hardware and software to 1up for a price of $6,500 which was the approximate net book value of such items. The written agreement with 1up was terminated effective as of March 1, 2007 at the request of the Audit Committee which believed that, although the agreement did not violate the Company’s related party transaction policy, termination of the agreement was appropriate in order to avoid any appearance of impropriety that might result from the agreement to pay 1up a fixed monthly retainer. While the Company was no longer obligated to pay the monthly retainer to 1up, the Company continued to use 1up to provide design and consulting services on an ad hoc basis. During the 2007 fiscal year, 1up was paid approximately $239,000 in fees for its services. The Company believes that amounts paid to 1up for services are comparable to the amounts that the Company would have paid to unaffiliated third parties.
Certain Thompson Transactions
          The Company has made advances totaling $1.0 million and $3.3 million as of December 31, 2007 and December 31, 2006, respectively to Colony Canyon, a property 30.0% owned and solely managed by Mr. Thompson. The advances bore interest at 10.0% per annum and were required to be repaid within one year (although the repayments were extended from time to time). These amounts were repaid in full during the nine months ended September 30, 2008, and as of September 30, 2008 there were no outstanding advances with respect to Colony Canyon. However, as of September 30, 2008, an accounts receivable totaling $321,000 was due with respect to Colony Canyon. On November 4, 2008, the Company made a formal written demand to Mr. Thompson for these monies.
          As of December 31, 2008, advances to a program 40.0% owned and, as of April 1, 2008, managed by Mr. Thompson totaled $983,000, which included $61,000 in accrued interest. As of December 31, 2008, the total outstanding balance of $983,000 was past due. The total past due amount of $983,000 has been reserved for and is included in the allowance for uncollectible advances. On November 4, 2008 and April 3, 2009, the Company made a formal written demand to Mr. Thompson for these monies.
          In connection with the SEC investigation, referred to as “In the Matter of Triple Net Properties, LLC,” to the extent that the Company was obligated to pay the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of this matter, Mr. Thompson agreed to forfeit to the Company up to 1,064,800 shares of its common stock. In connection with this arrangement, NNN entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent held 1,064,800 shares of the Company’s common stock. On June 2, 2008, the SEC informed the Company that the SEC was closing the investigation without any enforcement action against Triple Net Properties, LLC (currently GERI) or NNN Capital Corp. (currently GBE Securities). Since no fine was assessed by the SEC, the 1,064,800 shares were released to Mr. Thompson during the second quarter of 2008.
          Mr. Thompson has routinely provided personal guarantees to various lending institutions that provided financing for the acquisition of many properties by the Company’s programs. These guarantees covered certain covenant payments, environmental and hazardous substance indemnification and indemnification for any liability arising from the SEC investigation of Triple Net Properties,

LLC (currently GERI). In connection with the Formation Transactions, the Company indemnified Mr. Thompson for amounts he may have been required to pay under all of the guarantees to which Triple Net Properties, LLC (currently GERI), Realty or NNN Capital Corp. (currently GBE Securities) was an obligor to the extent such indemnification would not require the Company to book additional liabilities on the Company’s balance sheet. In September 2007, NNN acquired Cunningham Lending Group LLC (“Cunningham”), a company that was wholly-owned by Mr. Thompson, for $255,000 in cash. Prior to the acquisition, Cunningham made unsecured loans to some of the properties under management by Triple Net Properties, LLC (currently GERI). The loans, which bore interest at rates ranging from 8.0% to 12.0% per annum were reflected in advances to related parties on the Company’s balance sheet and were serviced by the cash flows from the programs. The Company consolidated Cunningham in its financial statements beginning in 2005.
Offering Costs and Other Expenses Related to Public Non-Traded REITs
          The Company, through its consolidated subsidiaries Grubb & Ellis Apartment REIT Advisor, LLC and Grubb & Ellis Healthcare REIT II Advisor, LLC, bears certain general and administrative expenses in its capacity as advisor of Apartment REIT and Healthcare REIT II, respectively, and is reimbursed for these expenses. However, Apartment REIT and Healthcare REIT II will not reimburse the Company for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of the respective REIT’s net income for such year, unless the board of directors of the respective REITs approve such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts are expensed by the Company. The Company, through its consolidated subsidiaries Grubb & Ellis Healthcare REIT Advisor, LLC, until August 28, 2009, bore certain general and administrative expenses in its capacity as advisor of Healthcare REIT and was reimbursed for those expenses.
          In addition, the Company, through a former subsidiary, Grubb & Ellis Healthcare REIT Advisor, LLC, bore certain general and administrative expenses in its capacity as advisor of Healthcare REIT, and was reimbursed for these expenses. However, Healthcare REIT did not reimburse the Company for any operating expenses that, in any four consecutive fiscal quarters, exceeded the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of Healthcare REIT’s net income for such year, unless the board of directors of the Healthcare REIT approved such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts were expensed by the Company.
          The Company also paid for the organizational, offering and related expenses on behalf of Apartment REIT for its initial offering that ended July 17, 2009 and Healthcare REIT for its initial offering through August 28, 2009. These organizational, offering and related expenses include all expenses (other than selling commissions and the marketing support fee which generally represent 7.0% and 2.5% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT in connection with their initial offerings. These expenses only become the liability of Apartment REIT and Healthcare REIT to the extent other organizational and offering expenses do not exceed 1.5% of the gross proceeds of the initial offerings. As of September 30, 2009 and December 31, 2008, the Company has incurred expenses of $4.3 million and $3.8 million, respectively, in excess of 1.5% of the gross proceeds of the Apartment REIT offering. As of September 30, 2009 and December 31, 2008, the Company has recorded an allowance for bad debt of approximately $4.3 million and $3.8 million, respectively, related to the Apartment REIT offering costs incurred as the Company believes that such amounts will not be reimbursed.
          The Company also pays for the organizational, offering and related expenses on behalf of Apartment REIT’s follow-on offering and Healthcare REIT II’s initial offering. These organizational and offering expenses include all expenses (other than selling commissions and a dealer manager fee which represent 7.0% and 3.0% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT II in connection with these offerings. These expenses only become a liability of Apartment REIT and Healthcare REIT II to the extent other organizational and offering expenses do not exceed 1.0% of the gross proceeds of the offerings. As of September 30, 2009 and December 31, 2008, the Company has incurred expenses of $1.3 million and $0, respectively, in excess of 1.0% of the gross proceeds of the Apartment REIT follow-on offering. As of September 30, 2009 and December 31, 2008, the Company has incurred expenses of $1.8 million and $97,000, respectively, in excess of 1.0% of the gross proceeds of the Healthcare REIT II initial offering. The Company anticipates that such amount will be reimbursed in the future from the offering proceeds of Apartment REIT and Healthcare REIT II.

Management Fees
          The Company provides both transaction and management services to parties which are related to an affiliate of a principal stockholder and the Chairman of the Board of the Company (collectively, “Kojaian Companies”). In addition, the Company also pays asset management fees to the Kojaian Companies related to properties the Company manages on their behalf. Revenue, including reimbursable expenses related to salaries, wages and benefits, earned by the Company for services rendered to Kojaian Companies, including joint ventures, officers and directors and their affiliates, was $5.4 million for the nine months ended September 30, 2009 and for the period beginning October 1, 2009 through December 22, 2009, these revenues were approximately $1.1 million. In August 2009, the Kojaian Management Corporation prepaid $600,000 of property management fees to the company which was repaid in September 2009 upon collection of management fees from parties related to the Kojaian Companies to which the Company provides management services.
          During the 2008 calendar year, the Kojaian Companies paid the Company and its subsidiaries the following approximate amounts in connection with real estate services rendered: $9,345,000 for management services, which include reimbursed salaries, wages and benefits of $4,028,000; $832,000 in real estate sale and leasing commissions; and $90,000 for other real estate and business services. The Company also paid the Kojaian Companies approximately $2,970,000, which reflected fees paid by the Kojaian Companies’ asset management clients for asset management services performed by the Kojaian Companies, but for which the Company billed the clients.
          During the 2007 calendar year, the Kojaian Companies paid the Company and its subsidiaries the following approximate amounts in connection with real estate services rendered: $9,447,000 for management services, which include reimbursed salaries, wages and benefits of $3,971,000; $797,000 in real estate sale and leasing commissions; and $68,000 for other real estate and business services. The Company also paid the Kojaian Companies approximately $3,088,000, which reflected fees paid by the Kojaian Companies’ asset management clients for asset management services performed by the Kojaian Companies, but for which the Company billed the clients.
          The Company believes that the fees and commissions paid to and by the Company as described above were comparable to those that would have been paid to or received from unaffiliated third parties in connection with similar transactions.
          During the 2006 fiscal year, the Kojaian Companies paid the legacy Company and its subsidiaries the following approximate amounts in connection with real estate services rendered: $8,587,000 for management services, which include reimbursed salaries, wages and benefits of $3,532,000; $724,000 in real estate sale and leasing commissions; and $41,000 for other real estate and business services. The Company also paid the Kojaian Companies approximately $2,874,000, which reflected fees paid by the Kojaian Companies’ asset management clients for asset management services performed by the Kojaian Companies, but for which the Company billed the clients. In addition, the Kojaian Companies were involved in two transactions as a lessee during the 2006 fiscal year, for which the legacy Company received real estate commissions of approximately $15,000 from the landlord.
          In fiscal year 2006, the legacy Company incurred $27,000 in legal fees on behalf of Mr. Kojaian and Kojaian Ventures, LLC in connection with a lawsuit in which the company indemnified them pursuant to contractual indemnification obligations.
          In August 2002, the Company entered into an office lease with a landlord related to the Kojaian Companies, providing for an annual average base rent of $365,400 over the ten-year term of the lease.
Other Related Party Transactions
          GERI, which is wholly owned by the Company, owns a 50.0% managing member interest in Grubb & Ellis Apartment REIT Advisor, LLC and each of Grubb & Ellis Apartment Management, LLC and ROC REIT Advisors, LLC own a 25.0% equity interest in Grubb & Ellis Apartment REIT Advisor, LLC. As of September 30, 2009 and December 31, 2008, Andrea R. Biller, the Company’s General Counsel, Executive Vice President and Secretary, owned an equity interest of 18.0% of Grubb & Ellis Apartment Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Apartment Management, LLC, Grubb & Ellis Apartment Management LLC tendered settlement for the purchase of the 18.0% equity interest in Grubb & Ellis Apartment Management LLC that was previously owned by Mr. Scott D. Peters, former chief executive officer of the Company. As a consequence, through a wholly owned subsidiary, the Company’s equity interest in Grubb & Ellis Apartment Management, LLC increased from 64.0% to 82.0% after giving effect to this purchase from Mr. Peters. As of September 30, 2009 and December 31, 2008, Stanley J. Olander, the Company’s Executive Vice President—Multifamily, owned an equity interest of 33.3% of ROC REIT Advisors, LLC.
          GERI owns a 75.0% managing member interest in Grubb & Ellis Healthcare REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Healthcare REIT Advisor, LLC. Grubb & Ellis Healthcare Management, LLC owns a 25.0% equity interest in Grubb & Ellis Healthcare REIT Advisor, LLC. As of September 30, 2009 and December 31, 2008, each of Ms. Biller and Mr. Hanson, the Company’s Chief Investment Officer and GERI’s President, owned an equity interest of 18.0% of Grubb & Ellis Healthcare

Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Healthcare Management, LLC, Grubb & Ellis Healthcare Management, LLC tendered settlement for the purchase of 18.0% equity interest in Grubb & Ellis Healthcare Management, LLC that was previously owned by Mr. Peters. As a consequence, through a wholly owned subsidiary, the Company’s equity interest in Grubb & Ellis Healthcare Management, LLC increased from 46.0% to 64.0% after giving effect to this purchase from Mr. Peters.
          The grants of membership interests in Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC to certain executives are being accounted for by the Company as a profit sharing arrangement. Compensation expense is recorded by the Company when the likelihood of payment is probable and the amount of such payment is estimable, which generally coincides with Grubb & Ellis Apartment REIT Advisor, LLC and Grubb & Ellis Healthcare REIT Advisor, LLC recording its revenue. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Apartment Management, LLC includes distributions of $88,000, $175,000 and $22,000, respectively, earned by Mr. Thompson, $85,000, $159,000 and $50,000, respectively, earned by Mr. Peters and $122,000, $159,000 and $50,000, respectively, earned by Ms. Biller for the years ended December 31, 2008, 2007 and 2006, respectively. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Healthcare Management, LLC includes distributions of $175,000 and $175,000, respectively, earned by Mr. Thompson, $387,000 and $414,000, respectively, earned by Mr. Peters and $548,000 and $414,000, respectively, earned by each of Ms. Biller and Mr. Hanson for the years ended December 31, 2008 and 2007, respectively. No distributions were paid in 2006. There was no compensation expense related to the profit sharing arrangement with Grubb & Ellis Apartment Management, LLC, and therefore no distributions to any members, for the nine months ended September 30, 2009. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Healthcare Management, LLC includes distributions of $44,000 to Mr. Thompson, $0 to Mr. Peters, $203,000 to Ms. Biller, and $203,000 to Mr. Hanson for the nine months ended September 30, 2009.
          As of September 30, 2009, December 31, 2008 and December 31, 2007, each of the remaining 82.0% equity interest in Grubb & Ellis Apartment Management, LLC and the remaining 64.0% equity interest in Grubb & Ellis Healthcare Management, LLC were owned by GERI. Any allocable earnings attributable to GERI’s ownership interests are paid to GERI on a quarterly basis.
          The Company’s directors and officers, as well as officers, managers and employees have purchased, and may continue to purchase, interests in offerings made by the Company’s programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. The net proceeds to the Company from these sales made net of commissions will be substantially the same as the net proceeds received from other sales.
          G REIT, Inc., a public non-traded REIT sponsored by NNN, agreed to pay Mr. Peters and Ms. Biller, retention bonuses in connection with its stockholder approved liquidation, upon the filing of each of G REIT’s annual and quarterly reports with the SEC during the period of the liquidation process. These retention bonuses were agreed to by the independent directors of G REIT and approved by the stockholders of G REIT in connection with G REIT’s stockholder approved liquidation. As of each of December 31, 2007 and December 31, 2006, Mr. Peters and Ms. Biller received retention bonuses of $200,000 and $100,000 from G REIT, respectively. On January 28, 2008, G REIT’s remaining assets and liabilities were transferred to G REIT Liquidating Trust. Effective January 30, 2008, and March 4, 2008, respectively, Mr. Peters and Ms. Biller irrevocably waived their rights to receive all future retention bonuses from G REIT Liquidating Trust. Additionally, Mr. Peters and Ms. Biller, each were entitled to a performance-based bonus of $100,000 upon the receipt by GERI of net commissions aggregating $5,000,000 or more from the sale of G REIT properties. As of December 31, 2007, Mr. Peters and Ms. Biller have received their performance-based bonuses of $100,000 each from GERI.
          T REIT, Inc., a public non-traded REIT sponsored by NNN, paid performance bonuses in connection with its shareholder approved liquidation to Ms. Biller of $35,000 in March 2006. On July 20, 2007, T REIT, Inc.’s remaining assets and liabilities were transferred to T REIT Liquidating Trust.
          On October 2, 2009, the Company effected the Permitted Placement (see Note 11 to the consolidated financial statements included in this prospectus) and issued a $5.0 million senior subordinated convertible note (the “Note”) to Kojaian Management Corporation. The Note (i) bore interest at twelve percent (12%) per annum, (ii) was co-terminous with the term of the Credit Facility (including if the Credit Facility was terminated pursuant to the Discount Prepayment Option), (iii) was unsecured and fully subordinate to the Credit Facility, and (iv) in the event the Company issued or sold equity securities in connection with or pursuant to a transaction with a non-affiliate of the Company while the Note was outstanding, at the option of the holder of the Note, the principal amount of the Note then outstanding was convertible into those equity securities of the Company issued or sold in such non-affiliate transaction. In connection with the issuance of the Note, Kojaian Management Corporation, the lenders to the Credit Facility and the Company entered into a subordination agreement (the “Subordination Agreement”). The Permitted Placement was a transaction by the Company not involving a public offering in accordance with Section 4(2) of the Securities Act.

          On November 6, 2009, the Company completed the private placement of 900,000 shares of its 12% Preferred Stock, to qualified institutional buyers and other accredited investors. In conjunction with the offering, the entire $5.0 million principal balance of the Note was converted into the 12% Preferred Stock at the offering price and the holder of the Note received accrued interest of approximately $57,000. In addition, the holder of the Note also purchased an additional $5.0 million of 12% Preferred Stock at the offering price. The Company also granted the initial purchaser a 45-day option to purchase up to an additional 100,000 shares of 12% Preferred Stock.
          See issuance of a $5.0 million senior secured convertible note to, and purchase of $5.0 million of 12% Preferred Stock by a related party in Subsequent Events (Note 20 to consolidated financial Statements included in this prospectus). See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

PRINCIPAL STOCKHOLDERS
          The following table shows the share ownership as of December 23, 2009 by persons known by the Company to be beneficial holders of more than 5% of any class of the Company’s outstanding capital stock, directors, named executive officers, and all current directors and executive officers as a group. Unless otherwise noted, the persons listed have sole voting and disposition powers over the shares held in their names, subject to community property laws if applicable.

	Preferred Stock			Common Stock
Name and Address	Number of		Percentage	Number of		Percentage
of Beneficial Owner (1)	Shares		of Class	Shares (2)		of Class (3)
FMR LLC (4)	160,000		16.6%	9,696,960		12.6%
Persons affiliated with Kojaian Holdings LLC (5)	—		—	4,316,326		6.4%
Persons affiliated with Kojaian Ventures, L.L.C. (6)	—		—	11,700,000		17.4%
Persons affiliated with Kojaian Management Corporation (7)	100,000		10.4%	6,060,600		8.3%
Lions Gate Capital	55,500		5.7%	3,363,633		4.8%
Wellington Management Company, LLP (8)	125,000		12.9%	14,927,401		19.9%
Named Executive Officers and Directors
Thomas D’Arcy	5,000		*	2,303,030	(12)	3.4%
C. Michael Kojaian	100,000	(13)	10.4%	22,151,035	(10)(11)(13)	30.1%
Robert J. McLaughlin	—		—	202,914	(10)(11)(14)	*
Devin I. Murphy	1,000		*	165,200	(11)(15)	*
D. Fleet Wallace	—		—	93,909	(9)(10)(11)	*
Rodger D. Young	500		*	146,657	(10)(11)(16)	*
Andrea R. Biller	1,000		*	398,416	(17)	*
Jeffrey T. Hanson	250	(18)	*	731,335	(19)	1.1%
Richard W. Pehlke	500		*	256,803	(20)	*
Scott D. Peters	—		—	506,750	(21)	*
Jacob Van Berkel	250		*	232,752	(22)	*
All Current Directors and Executive Officers as a Group (11 persons)	108,500		11.2%	26,881,007	(23)	36.3%

*	Less than one percent.

(1)	Unless otherwise indicated, the address for each of the individuals listed below is c/o Grubb & Ellis Company, 1551 Tustin Avenue, Suite 300, Santa Ana, California 92705.

(2)	Each share of Preferred Stock currently converts into 60.606 shares of common stock, and all common stock share numbers include, where applicable, the number of shares of common stock into which any Preferred Stock held by the beneficial owner is convertible at such rate of conversion.

(3)	The percentage of shares of capital stock shown for each person in this column and in this footnote assumes that such person, and no one else, has exercised or converted any outstanding warrants, options or convertible securities held by him or her exercisable or convertible on December 23, 2009 or within 60 days thereafter.

(4)	Pursuant to a Schedule 13G filed with the SEC by FMR LLC on November 10, 2009, FMR is deemed to be the beneficial owner of 160,000 shares of Preferred Stock, or 9,696,960 shares of common stock.

(5)	Kojaian Holdings LLC is affiliated with each of C. Michael Kojaian, a director of the Company, Kojaian Ventures, L.L.C. and Kojaian Management Corporation (See footnote 13 below). The address for Kojaian Holdings LLC is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304.

(6)	Kojaian Ventures, L.L.C. is affiliated with each of C. Michael Kojaian, a director of the Company, Kojaian Holdings LLC and Kojaian Management Corporation (see footnote 13 below). The address of Kojaian Ventures, L.L.C. is 39400 Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.

(7)	Kojaian Management Corporation is affiliated with each of C. Michael Kojaian, a director of the Company, Kojaian Holdings LLC and Kojaian Ventures, L.L.C. (see footnote 13 below). The address of Kojaian Management Corporation is 39400 Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.

(8)	Wellington Management Company, LLP (“Wellington Management”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. Wellington’s address is 75 State Street, Boston, Massachusetts 02109

(9)	Beneficially owned shares include 3,666 restricted shares of common stock which vest on June 27, 2010.

(10)	Beneficially owned shares include 2,999 restricted shares of common stock that vest on the first business day following December 10, 2010, such 2,999 shares granted pursuant to the Company’s 2006 Omnibus Equity Plan.

(11)	Beneficially owned shares include (i) 13,333 restricted shares of common stock which vest in 1/2 portions on each of the second and third anniversaries of December 10, 2008 and (ii) 45,113 restricted shares of common stock which vest in 33 1/3 portions on each of the first, second and third anniversaries of December 17, 2009; in each case, such shares granted pursuant to the Company’s 2006 Omnibus Equity Plan.

(12)	Beneficially owned shares include (i) 1,000,000 restricted shares of common stock which vest in equal 33 1/3 portions on each of the first, second, and third anniversaries of November 16, 2009, and (ii) 1,000,000 restricted shares of common stock which vest based upon the market price of the Company’s common stock during the initial three-year term of Mr. D’Arcy’s employment agreement. Specifically, (i) in the event that for any 30 consecutive trading days the volume weighted average closing price per share of the common stock on the exchange or market on which the Company’s shares are publically listed or quoted for trading is at least $3.50, then 50% of such restricted shares shall vest, and (ii) in the event that for any 30 consecutive trading days the volume weighted average closing price per share of the Company’s common stock on the exchange or market on which the Company’s shares of common stock are publically listed or quoted for trading is at least $6.00, then the remaining 50% percent of such restricted shares shall vest. Vesting with respect to all restricted shares is subject to Mr. D’Arcy’s continued employment by the Company, subject to the terms of a Restricted Share Agreement entered into by Mr. D’Arcy and the Company on November 16, 2009, and other terms and conditions set forth in Mr. D’Arcy’s employment agreement.

(13)	Beneficially owned shares include shares directly held by Kojaian Holdings LLC, Kojaian Ventures, L.L.C. and Kojaian Management Corporation. C. Michael Kojaian, a director of the Company, is affiliated with Kojaian Ventures, L.L.C., Kojaian Holdings LLC and Kojaian Management Corporation. Pursuant to rules established by the SEC, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of the Exchange Act, and C. Michael Kojaian is deemed to have beneficial ownership of the shares directly held by each of Kojaian Ventures, L.L.C., Kojaian Holdings LLC and Kojaian Management Corporation.

(14)	Beneficially owned shares include 65,560 shares of common stock held directly by: (i) Katherine McLaughlin’s IRA (Mr. McLaughlin wife’s IRA of which Mr. McLaughlin disclaims beneficial ownership); (ii) Robert J. and Katherine McLaughlin Trust; and (iii) Louise H. McLaughlin Trust.

(15)	Beneficially owned shares include 12,986 restricted shares of common stock which vest in equal portions on each first business day following July 10, 2010 and 2011 granted pursuant to the Company’s 2006 Omnibus Equity Plan.

(16)	Beneficially owned shares include 10,000 shares of common stock issuable upon exercise of fully vested outstanding options.

(17)	Beneficially owned shares include 35,200 shares of common stock issuable upon exercise of fully vested outstanding options. Beneficially owned shares include 8,800 shares of restricted stock that vest on June 27, 2010.

(18)	Mr. Hanson’s beneficially owned shares include 250 shares of Preferred Stock which are indirectly held through Jeffrey T. Hanson and April L. Hanson, as Trustees of the Hanson Family Trust.

(19)	Beneficially owned shares include 22,000 shares of common stock issuable upon exercise of fully vested options. Beneficially owned shares include 5,867 restricted shares of common stock that vest on June 27, 2010.

20)	Beneficially owned shares include 25,000 shares of common stock issuable upon exercise of fully vested outstanding options and options which will vest within 60 days of December 23, 2009. Beneficially owned shares include 25,000 restricted shares of common stock that vest on the first business day after January 24, 2010 and 25,000 restricted shares of common stock that vest on the first business day after January 24, 2011, all of these 50,000 shares are subject to certain terms and conditions contained in that certain Restricted Stock Agreement between the Company and Mr. Pehlke dated January 24, 2008. In addition, beneficially owned shares include 79,333 restricted shares of common stock awarded to Mr. Pehlke pursuant to the Company’s 2006 Omnibus Equity Plan which will vest in 1/2 installments on each first business day after the second and third anniversaries of the grant date (December 3, 2008) and are subject to acceleration under certain conditions.

(21)	Based upon a Form 4 filed by Scott D. Peters, Mr. Peters may be deemed the beneficial owner of 506,750 shares of common stock. Scott D. Peters resigned his position with the Company in July 2008. Mr. Peters, upon resignation, forfeited 836,000 shares of unvested restricted stock.

(22)	Beneficially owned shares include 120,000 restricted shares of common stock awarded to Mr. Van Berkel pursuant to the Company’s 2006 Omnibus Equity Plan which will vest in equal 33 1/3% installments on each first business day after the first, second and third anniversaries of the grant date (December 3, 2008) and are subject to acceleration under certain conditions. Beneficially owned shares also include 26,667 restricted shares of common stock which vest on the first business day following January 24, 2010 and 26,666 restricted shares of common stock which vest on the first business day following January 24, 2011. Furthermore, beneficially owned shares include 5,867 shares of restricted common stock which vest on the first business day after December 4, 2009 and 5,866 shares of restricted common stock which vest on the first business day after December 4, 2010.

(23)	Beneficially owned shares include the following shares of common stock issuable upon exercise of outstanding options which are exercisable on December 23, 2009 or within 60 days thereafter under the Company’s various stock option plans: Mr. Young—10,000 shares, Ms. Biller—35,200 shares, Mr. Hanson—22,000 shares, Mr. Pehlke—25,000 shares, and all current directors and executive officers as a group 92,200 shares.

DESCRIPTION OF CAPITAL STOCK
          As of the date of this prospectus, the authorized capital stock of our company consists of 220,000,000 shares of capital stock, 200,000,000 of such shares being common stock, par value $0.01 per share, and 20,000,000 of such shares being preferred stock, par value $0.01 per share, issuable in one or more series or classes.
          Selected provisions of our organizational documents are summarized below. In addition, you should be aware that the summary below does not describe or give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.
Common Stock
          We have one existing class of common stock. As of December 23, 2009, there were 67,376,796 shares of our common stock outstanding. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and are not entitled to cumulative voting for the election of directors.
          The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding-up, after full payment of all debts and other liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.
          All issued and outstanding shares of common stock are fully paid and nonassessable.
          Our common stock is listed under the symbol “GBE” on the New York Stock Exchange. Computershare Investor Services, L.L.C. is the transfer agent and registrar for our common stock.
Preferred Stock
          The Board of Directors has the authority to issue up to 20,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of our common stock, without further vote or action by the stockholders. The Board of Directors has designated up to 1,000,000 shares of our preferred stock as 12% Preferred Stock. As of the date of this prospectus, the Company has issued an aggregate of 965,700 shares of 12% Preferred Stock.
          One of the effects of undesignated preferred stock may be to enable our Board of Directors to render it more difficult to or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by our Board of Directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.
          On November 6, 2009, we issued and sold of 900,000 shares of our 12% Preferred Stock in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Each share of 12% Preferred Stock is convertible into shares of our common stock. JMP Securities, Inc. acted as initial purchaser and placement agent with this private placement. We also granted a 45-day over-allotment option to the initial purchaser and placement agent for the offering, and pursuant to such over-allotment option, we sold an additional 65,700 shares of Preferred Stock for gross proceeds of $6.6 million, all of which will be used for working capital purposes. The rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences are described more fully in “Description of 12% Preferred Stock” below.
Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of our Certificate of Incorporation and Bylaws
          Provisions of Delaware law and our certificate of incorporation and bylaws may make it more difficult to acquire control of our company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

•	As discussed above, our certificate of incorporation permits our Board of Directors to issue a new series of preferred stock with terms that may make an acquisition by a third party more difficult or less attractive (subject to the consent of holders representing at least a majority of the outstanding shares of the 12% Preferred Stock, in the case of preferred stock that ranks senior to or, to the extent that 225,000 shares of 12% Preferred Stock remains outstanding, on a parity with, the 12% Preferred Stock).

•	Our bylaws provide time limitations on stockholders that desire to present nominations for election to our Board of Directors or propose matters that can be acted upon at stockholders’ meetings.

•	Our certificate of incorporation and bylaws permit our Board to adopt, amend or repeal our bylaws.

•	Our bylaws provide that special meetings of stockholders can be called only by our Board of Directors or by holders of at least a majority of our outstanding capital stock.
          Copies of our certificate of incorporation and bylaws, as amended through the date of this prospectus, have been filed with and are publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF 12% PREFERRED STOCK
          The following is a summary of the material terms of the 12% Preferred Stock. You should refer to the actual terms of the 12% Preferred Stock contained in the Certificate of Designation filed with the Secretary of State of the State of Delaware and incorporated by reference as an exhibit to the registration statement in which this prospectus is a part. You may obtain a copy of the Certificate of Designation governing the 12% Preferred Stock from us at our website address set forth under “Where You Can Find More Information.” As used in this description, unless otherwise indicated or the context otherwise requires, the words “we,” “us,” “our” and “our company” do not include any current or future subsidiary of Grubb & Ellis Company. We also describe below the registration rights agreement that we entered into only with one of the lead investors.
General
          As of December 23, 2009, there were 965,700 shares of our 12% Preferred Stock outstanding. The rights, preferences, privileges, and restrictions on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters.
          Other than a lead investor’s right to purchase securities in a subsequent offering for the six-month period after November 6, 2009, investors will not have any preemptive rights if we issue other series of preferred stock. The 12% Preferred Stock is not subject to any sinking fund. We have no obligation to retire the 12% Preferred Stock. The 12% Preferred Stock has a perpetual maturity, subject to the holders’ right to convert the 12% Preferred Stock and our right to redeem the 12% Preferred Stock at our option on or after November 15, 2014. Any 12% Preferred Stock converted or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of 12% Preferred Stock. We will be able to reissue these canceled shares of 12% Preferred Stock in any series of preferred stock.
          The 12% Preferred Stock is not listed on any securities exchange.
Dividends
          When and if declared by our Board of Directors out of legally available funds, holders of the 12% Preferred Stock are entitled to receive cash dividends at an annual rate of $12.00 per share of the 12% Preferred Stock, subject to adjustment as described below. Dividends are payable quarterly on each March 31, June 30, September 30 and December 31, beginning December 31, 2009, or, if such date is not a business day, the next succeeding business day. In the case of any accrued but unpaid dividends, we may pay dividends at additional times and for interim periods, if any, as determined by our Board of Directors. Dividends on the 12% Preferred Stock are payable in cash and will accumulate and be cumulative from the most recent date to which dividends have been paid, or if no dividends have been paid, from November 6, 2009. Upon conversion of the 12% Preferred Stock, accrued and unpaid dividends on those shares will be paid in cash or, at our election, exchanged for a number of shares of our common stock equal to the dollar value of such accrued and unpaid dividends divided by the conversion price then in effect at the time of conversion. Dividends will be payable to holders of record as they appear on our stock books at the close of business on the applicable record date not more than 30 days nor less than 10 days preceding the payment dates, as fixed by our Board of Directors. If the 12% Preferred Stock is called for redemption on a redemption date between the dividend record date and the dividend payment date and holders do not convert the 12% Preferred Stock (as described below), holders will receive the dividend payment together with all other accrued and unpaid dividends (at 110% of such dividends) on the redemption date instead of receiving the dividend on the dividend date. Dividends payable on the 12% Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.
          In addition, in the event of any cash distribution to all holders of common stock, holders of 12% Preferred Stock will be entitled to participate in such distribution as if such holders of 12% Preferred Stock had converted their shares of 12% Preferred Stock into common stock calculated on the record date for determination of holders entitled to receive such distribution.
          If we do not pay or set aside dividends in full on the 12% Preferred Stock and any other preferred stock ranking on the same basis as to dividends, all dividends declared upon shares of the 12% Preferred Stock and any other such preferred stock will be declared on a pro rata basis. For these purposes, “pro rata” means that the amount of dividends declared per share on the 12% Preferred Stock and any other preferred stock will bear the same ratio to each other that the accrued and unpaid dividends per share on the shares of the 12% Preferred Stock and such other preferred stock bear to each other.
          Unless we have paid or set aside full cumulative dividends, if any, accrued on all outstanding shares of 12% Preferred Stock and any other of our preferred stock ranking on the same basis as to dividends:
•	we may not declare or pay or set aside dividends on common stock or any other stock ranking junior to the 12% Preferred Stock as to dividends or liquidation preferences, excluding dividends or distributions of shares, options, warrants or rights to purchase common stock or other stock ranking junior to the 12% Preferred Stock as to dividends; and

•	we will not be able to redeem, purchase or otherwise acquire for consideration (or pay or make available any monies for a sinking fund for the redemption of any such stock) any of our other stock ranking junior to the 12% Preferred Stock as to dividends or liquidation preferences, except (A) by conversion of such junior stock into or exchange for our stock ranking junior to the 12% Preferred Stock as to dividends and upon liquidation, dissolution or winding up, (B) repurchases of unvested shares of our capital stock at cost upon termination of employment or consultancy of the holder thereof, provided such repurchases are approved by our Board of Directors in good faith, or (C) with respect to any withholding in connection with the payment of exercise prices or withholding taxes relating to employee equity awards.
          Under Delaware law, we may only make dividends or distributions to our stockholders from:
•	our surplus; or

•	the net profits for the fiscal year in which the dividend or distribution is declared and/or the preceding fiscal year.
          Dividends on the 12% Preferred Stock will accrue whether or not:
•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.
          If our Board of Directors or an authorized committee of our Board does not declare a dividend in respect of any dividend payment date, the Board of Directors or an authorized committee of our Board may declare and pay the dividend on any other date, whether or not a dividend payment date. The persons entitled to receive the dividend will be the holders of our 12% Preferred Stock as they appear on our stock register on a record date selected by the Board of Directors or an authorized committee of our Board. That date must not (1) precede the date our Board of Directors or an authorized committee of our Board declares the dividend payable, and (2) be more than 30 days prior to the date the dividend is paid.
          So long as any shares of the 12% Preferred Stock are outstanding, no other stock of the Company ranking on a parity with the 12% Preferred Stock as to dividends or upon liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund or otherwise for the purchase or redemption of any shares of any such stock) by the Company or any Subsidiary unless (i) the full cumulative dividends, if any, accrued on all outstanding shares of 12% Preferred Stock shall have been paid or set apart for payment for all past dividend periods and (ii) sufficient funds shall have been set apart for the payment of the dividend for the current dividend period with respect to the 12% Preferred Stock.
          We will not authorize or pay any distributions on the 12% Preferred Stock or set aside funds for the payment of distributions if restricted or prohibited by law, or if the terms of any of our agreements, including agreements relating to indebtedness or any future series of preferred stock, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement. We may in the future become a party to agreements that restrict or prevent the payment of distributions on, or the purchase of, the 12% Preferred Stock. These restrictions may include indirect covenants which require us to maintain specified levels of net worth or assets.
          Our ability to pay dividends and make any other distributions in the future will depend upon our financial results, liquidity, and financial condition.
Dividend Rate Adjustment—Failure to Pay Dividends
          If we fail to pay the quarterly 12% Preferred Stock dividend in full for two (2) consecutive quarters, the dividend rate will automatically increase by 0.50% of the initial liquidation preference per share of the 12% Preferred Stock per quarter (up to a maximum aggregate increase of two percent (2%) of the initial liquidation preference per annum per share of the 12% Preferred Stock) until cumulative dividends have been paid in full.
Ranking
          The 12% Preferred Stock ranks, with respect to distribution rights and rights upon our liquidation, winding-up or dissolution:
•	junior to all of our existing and future debt obligations, including convertible or exchangeable debt securities;

•	senior to our common stock and to any other capital stock issued in the future that by its terms ranks junior to the 12% Preferred Stock with respect to dividend rights or payments upon our liquidation, winding-up or dissolution;

•	on a parity with any of our capital stock issued in the future that by its terms ranks on a parity with 12% Preferred Stock; and

•	junior to any equity securities issued in the future and that by their terms rank senior to the 12% Preferred Stock.
          While any shares of 12% Preferred Stock are outstanding, we may not authorize or issue any equity securities that rank senior to the 12% Preferred Stock without the affirmative vote of holders representing at least a majority of the outstanding 12% Preferred Stock. In addition, so long as 225,000 shares of 12% Preferred Stock are outstanding, we may not authorize or issue any equity securities that rank on a parity with the 12% Preferred Stock without the affirmative vote of holders representing at least a majority of the outstanding 12% Preferred Stock. See “—Voting Rights” below.
Maturity
          Our 12% Preferred Stock has no maturity date, and we are not required to redeem or repurchase our 12% Preferred Stock at any time, except if a holder of shares of our 12% Preferred Stock causes us to repurchase such shares in connection with certain change in control events. Accordingly, our 12% Preferred Stock will remain outstanding indefinitely unless a holder of shares of our 12% Preferred Stock decides to convert it or to cause us to repurchase it in connection with certain change of control events, or we decide to offer to repurchase it. See “—Conversion Rights,” “—Repurchase at Option of Holders upon a Fundamental Change” and “—Optional Redemption.”
Conversion Rights
General
          Holders may convert their shares of 12% Preferred Stock at any time at the conversion rate of 60.606 shares of common stock per share of 12% Preferred Stock. This conversion rate is equivalent to a conversion price of approximately $1.65 per share of common stock. We will not issue fractional shares of common stock upon conversion. However, we will instead pay cash for each fractional share based upon the market price of the common stock on the last business day prior to the conversion date.
          A holder of any shares of 12% Preferred Stock shall have the right, at such holder’s option (except that, with respect to any shares of 12% Preferred Stock which shall be called for redemption, such right shall terminate at the close of business on the trading day immediately preceding the date fixed for redemption of such shares of 12% Preferred Stock unless we default in payment due upon redemption thereof), to convert such shares at any time at the conversion rate of 60.606 fully paid and non-assessable shares of common stock (as such shares shall then be constituted) per share of 12% Preferred Stock, as adjusted in accordance with the terms hereof, by surrender of the certificate or certificates representing such share of 12% Preferred Stock so to be converted in accordance with the terms of the Certificate of Designations.
          In no event may we issue shares of common stock upon conversion of the 12% Preferred Stock if such issuance would cause the aggregate outstanding shares of our common stock to exceed the total authorized number of shares of our common stock.
          In order to convert shares of 12% Preferred Stock, the holder must either:
•	deliver the 12% Preferred Stock certificate at the transfer agent office together with a duly signed and completed notice of conversion, or

•	if the 12% Preferred Stock is held in global form, follow the procedures of The Depository Trust Company, or DTC.
          The conversion date will be the date the holder delivers the 12% Preferred Stock certificate and the duly signed and completed notice of conversion to the transfer agent or complies with the procedures of DTC.
          The holders of 12% Preferred Stock at the close of business on a record date will be entitled to receive the dividend payment, if declared and paid, on those shares on the corresponding dividend payment date notwithstanding the conversion of such shares following that record date. Upon conversion of shares of 12% Preferred Stock, accrued and unpaid dividends on those shares will be paid in cash or, at our election, exchanged for a number of shares of our common stock equal to the dollar value of such accrued and unpaid dividends divided by the conversion price in effect at the time of conversion.
Conversion Procedures
          If the shares of 12% Preferred Stock are held in global certificate form, holders must comply with the procedures of DTC to convert their beneficial interest in respect of the preferred stock evidenced by a global stock certificate of the 12% Preferred Stock.
          Holders may convert some or all of their shares of 12% Preferred Stock by surrendering to us at our principal office or at the office of the transfer agent, the certificate or certificates for the 12% Preferred Stock to be converted accompanied by a written notice stating that they elect to convert all or a specified whole number of those shares in accordance with the provisions described in this the

Certificate of Designations and specifying the name or names in which they wish the certificate or certificates for the shares of common stock to be issued. In case the notice specifies a name or names other than the holder’s name, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of the 12% Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and non-assessable full shares of common stock to which the holder, or the holder’s transferee, will be entitled, and (b) if less than the full number of shares of 12% Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the 12% Preferred Stock to be converted, or the “conversion date,” so that the holder’s rights as to the shares being converted will cease except for the right to receive the conversion value, and, if applicable, the person entitled to receive common shares will be treated for all purposes as having become the record holder of those shares of common stock at that time.
          If more than one share of 12% Preferred Stock is surrendered for conversion at the same time, the number of shares of full common stock issuable on conversion of those shares of 12% Preferred Stock will be computed on the basis of the total number of shares of 12% Preferred Stock so surrendered.
          Before the delivery of any securities upon conversion of the 12% Preferred Stock, we will comply with all applicable federal and state laws and regulations. All common stock delivered upon conversion of the 12% Preferred Stock will upon delivery be duly authorized, validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.
Conversion Rate Adjustment—General
          We will adjust the conversion rate from time to time as follows:
          (1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock to all holders of our common stock, or if we effect a share split or share combination, the conversion rate shall be adjusted based on the following formula:
          CR1 = CR 0 x OS1/0S0
          where
CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;
CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;
OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or the effective date of such share split or share combination; and
OS0 = the number of shares of our common stock outstanding immediately prior to such dividend or distribution, or the effective date of such share split or share combination.
          Any adjustment made pursuant to this paragraph (1) will become effective at the open of business on (x) the ex-dividend date for such dividend or other distribution or (y) the date on which such split or combination becomes effective, as applicable. If any dividend or distribution described in this paragraph (1) is declared but not so paid or made, the new conversion rate will be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.
          (2) If we distribute to all holders of our common stock any rights, warrants or options entitling them, for a period expiring not more than 60 days after the date of issuance of such rights, warrants or options, to subscribe for or purchase shares of our common stock at a price per share that is less than the closing sale price per share of our common stock on the business day immediately preceding the time of announcement of such distribution, we will adjust the conversion rate based on the following formula:
          CR1 = CR0 x (OS0+X)/(0S0+Y)
          where
CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;
CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such distribution;
OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for such distribution;
X = the aggregate number of shares of our common stock issuable pursuant to such rights, warrants or options; and

Y = the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants or options and (B) the closing sale price per share of our common stock on the business day immediately preceding the time of announcement for the issuance of such rights, warrants or options.
          For purposes of this paragraph (2), in determining whether any rights, warrants or options entitle the holders of shares of our common stock to subscribe for or purchase shares of our common stock at less than the applicable closing sale price per share of our common stock, and in determining the aggregate exercise or conversion price payable for such shares of common stock, there shall be taken into account any consideration we receive for such rights, warrants or options and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our Board of Directors. If any right, warrant or option described in this paragraph (2) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, we will adjust the new conversion rate to the conversion rate that would then be in effect if such right, warrant or option had not been so issued.
          (3) If we distribute shares of our capital stock, evidence of indebtedness or assets or property to all holders of our common stock, excluding:
•	dividends, distributions, rights, warrants or options referred to in paragraph (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs, as described below in this paragraph (3);
then we will adjust the conversion rate based on the following formula:
          CR1 = CR0 x SP0/(SP0 — FMV)
          where
CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;
CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such distribution;
SP0 = the average of the closing sale price per share of our common stock for the 10 consecutive trading days ending on the business day immediately preceding the ex-dividend date for such distribution; and
FMV = the fair market value (as determined in good faith by our Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the earlier of the record date or the ex-dividend date for such distribution.
          An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will become effective on the ex-dividend date for such distribution; provided, however, that if “FMV” with respect to any distribution of shares of capital stock, evidences of indebtedness or other assets or property of ours is equal to or greater than “SP 0” with respect to such distribution, then in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of 12% Preferred Stock shall have the right to receive on the date such shares of capital stock, evidences of indebtedness or other assets or property of ours are distributed to holders of our common stock, for each share of 12% Preferred Stock, the amount of shares of capital stock, evidences of indebtedness or other assets or property of ours such holder of 12% Preferred Stock would have received had such holder of 12% Preferred Stock owned a number of shares of common stock into which such 12% Preferred Stock is then convertible at the conversion rate in effect on the ex-dividend date for such distribution.
          If we distribute to all of our common stockholders capital stock of any class or series, or similar equity interest, of or relating to one of our subsidiaries or other business unit, which we refer to as a spin-off, the conversion rate in effect immediately before the 10th trading day from and including the effective date of the spin-off will be adjusted based on the following formula:
          CR1 = CR0 x (FMV0+MP 0)/MP0
          where
CR0 = the conversion rate in effect immediately prior to the 10th trading day immediately following, and including, the effective date of the spin-off;
CR1 = the new conversion rate in effect immediately on and after the 10th trading day immediately following, and including, the effective date of the spin-off;
FMV0 = the average of the closing sale prices per share of the capital stock or similar equity interest distributed to our common stockholders applicable to one share of our common stock over the first 10 consecutive trading days after the effective date of the spin-off; and
MP0 = the average of the closing sale prices per share of our common stock over the first 10 consecutive trading days after the effective date of the spin-off.

          An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will occur on the 10th trading day from and including the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days following the effective date of any spin-off, references within this paragraph (3) to 10 trading days will be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.
          If any such dividend or distribution described in this paragraph (3) is declared but not paid or made, the new conversion rate will be re-adjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.
          (4) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for shares of our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, the conversion rate will be adjusted based on the following formula:
          CR1 = CR0 x (AC + (SP1 x OS1))/(SP’ x OS°)
          where
CR 0 = the conversion rate in effect on the day immediately following the date such tender or exchange offer expires;
CR1 = the conversion rate in effect on the second day immediately following the date such tender or exchange offer expires;
AC = the aggregate value of all cash and any other consideration (as determined by our Board of Directors) paid or payable for shares of our common stock purchased in such tender or exchange offer;
OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;
OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and
SP1 = the closing sale price per share of our common stock for the trading day immediately following the date such tender or exchange offer expires.
          If the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
          Any adjustment to the conversion rate made pursuant to this paragraph (4) will become effective on the second day immediately following the date such tender offer or exchange offer expires. If we or one of our subsidiaries is obligated to purchase shares of our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, we will re-adjust the new conversion rate to be the conversion rate that would be in effect if such tender or exchange offer had not been made.
          If we have in effect a rights plan while any shares of our 12% Preferred Stock remain outstanding, holders of shares of our 12% Preferred Stock will receive, upon a conversion of such shares, in addition to the shares of our common stock, rights under our stockholder rights agreement unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock. If the rights provided for in any rights plan that our Board of Directors may adopt have separated from the common stock in accordance with the provisions of the rights plan so that holders of shares of our 12% Preferred Stock would not be entitled to receive any rights in respect of our common stock that we elect to deliver upon conversion of shares of our 12% Preferred Stock, we will adjust the conversion rate at the time of separation as if we had distributed to all holders of our capital stock, evidences of indebtedness or other assets or property pursuant to paragraph (3) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.
          In no event will the conversion price be reduced below $0.01, subject to adjustment for share splits and combinations and similar events.
          We will not make any adjustment to the conversion rate if holders of shares of our 12% Preferred Stock are permitted to participate, on an as-converted basis, in the transactions described above.
          Without limiting the foregoing or subsequent sections of this prospectus, the conversion rate will not be adjusted for:
•	the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	the issuance of any shares of our common stock or options or rights to purchase such shares pursuant to any of our present or future employee, director, trustee or consultant benefit plans, employee agreements or arrangements or programs;

•	the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date shares of our 12% Preferred Stock were first issued;

•	a change in the par value of our common stock;

•	accumulated and unpaid dividends or distributions on our 12% Preferred Stock, except as otherwise provided in the Certificate of Designations; or

•	the issuance of shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock or the payment of cash upon the repurchase or redemption thereof, except as otherwise provided in the Certificate of Designations.
          No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. In addition, we will make any carryforward adjustments not otherwise effected on each anniversary of the original issuance date of the 12% Preferred Stock, upon conversion of any shares of 12% Preferred Stock (but only with respect to such converted 12% Preferred Stock) and if the shares of our 12% Preferred Stock are called for redemption. All required calculations will be made to the nearest cent or 1/10,000th of a share, as the case may be.
          We may make a temporary reduction in the conversion price of the 12% Preferred Stock if our Board of Directors determines that this decrease would be in the best interests of our company. We may, at our option, reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See the section entitled “Certain U.S. Federal Income Tax Considerations” below for more information.
          To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our Board of Directors determines that such an increase would be in our best interests. Any such determination by our Board of Directors will be conclusive. In addition, we may increase the conversion rate if our Board of Directors deems it advisable to avoid or diminish any income tax to common stockholders resulting from any distribution of common stock or similar event. We will give holders of shares of our 12% Preferred Stock at least 15 business days’ notice of any increase in the conversion rate.
          The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange (or such other principal national securities exchange on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose).
Conversion Price Adjustment—Dilutive Issuances
          For six (6) months following November 6, 2009, if we issue any common stock at a price that is less than the then current conversion price of the 12% Preferred Stock, or any securities convertible into or exchangeable for, directly or indirectly, our common stock (we refer to such securities as “convertible securities”) or any rights, warrants or options to purchase any such common stock or convertible securities with a conversion price or exercise price that is less than the then current conversion price of the 12% Preferred Stock (we refer to all such issuances of securities as “dilutive issuances”), then the conversion price will be reduced concurrently with such issue or sale, according to the following formula:
          CP1 = CP0 × (A + B) ÷ (A + C)
          where
CP1 = the conversion price in effect immediately after such dilutive issuances;
CP0 = the conversion price in effect immediately prior to such dilutive issuances;
A = the number of shares of common stock outstanding immediately prior to such dilutive issuances, treating for this purpose as outstanding all shares of common stock issuable upon exercise of options outstanding immediately prior to such issue or upon conversion or exchange of convertible securities outstanding immediately prior to such issue;

B = the number of shares of common stock that would have been issued if such dilutive issuances had been at a price per share of common stock (or equivalent) equal to CP 0 ; and
C = the number of shares of common stock issued (or the number of shares of common stock issuable upon the exercise of rights, warrants or options to purchase common stock or convertible securities and/or upon the conversion or exchange of convertible securities, as the case may be) in such dilutive issuances.
          Notwithstanding anything to the contrary set forth above with respect to conversion price adjustments for dilutive issuances, no adjustment will be made to the conversion price of the 12% Preferred Stock with regard to:
•	securities issued (other than for cash) in connection with a strategic merger, alliance, joint venture, acquisition, consolidation, licensing or partnering agreement;

•	common stock issued in connection with any credit facility obtained by us; or

•	common stock issued and grants of options to purchase common stock pursuant to an employment agreement or arrangement or an equity compensation plan approved by our Board of Directors.
          If the conversion price is adjusted as described above, then the conversion rate shall be adjusted based on the following formula:
          CR1 = CR0 × CP0/CP1
          where
CR0 = the conversion rate in effect immediately prior to conversion price adjustment;
CR1 = the conversion rate in effect immediately following the conversion price adjustment;
CP0 = the conversion price in effect immediately prior to such adjustment; and
CP1 = the conversion price in effect immediately after such adjustment.
Conversion Rate Adjustment—Merger, Consolidation or Sale of Assets
          In the case of the following events, each of which we refer to as a business combination:
•	any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us into any other person, or any merger of another person into us, except for a merger that does not result in a reclassification, conversion, exchange or cancellation of common stock;

•	a sale, transfer, conveyance or lease to another person of all or substantially all of our property and assets (other than to one or more of our subsidiaries); or

•	a statutory share exchange;
in each case, as a result of which our common stockholders are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, a holder of shares of our 12% Preferred Stock will be entitled thereafter to convert such shares of our 12% Preferred Stock into the kind and amount of stock, other securities or other property or assets (including cash or any combination thereof) that the holder of shares of our 12% Preferred Stock would have owned or been entitled to receive upon such business combination as if such holder of shares of our 12% Preferred Stock held a number of shares of our common stock equal to the conversion rate in effect on the effective date for such business combination, multiplied by the number of shares of our 12% Preferred Stock held by such holder of shares of our 12% Preferred Stock. If such business combination also constitutes a specified change in control, a holder of shares of our 12% Preferred Stock converting such shares will not receive additional shares if such holder does not convert its shares of our 12% Preferred Stock “in connection with” (as described in “—Adjustment to Conversion Rate upon Certain Change in Control Events”) the relevant change in control. In the event that our common stockholders have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of shares of our 12% Preferred Stock will have a reasonable opportunity to determine the form of consideration into which all of the shares of our 12% Preferred Stock, treated as a single class, will be convertible from and after the effective date of such business combination. Such determination will be based on the weighted average of elections made by the holders of shares of our 12% Preferred Stock that participate in such determination, will be subject to any limitations to which all of our common stockholders are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and will be conducted in such a manner as to be completed by the date that is the earliest of (1) the deadline for elections to be made by our common stockholders and (2) two business days prior to the anticipated effective date of the business combination.
          We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by the holders of shares of our 12% Preferred Stock (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the transfer agent. If the effective date of a business combination is delayed beyond the initially anticipated effective date, the holders of shares of our 12% Preferred Stock will be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions will affect the right of a holder of shares of our 12% Preferred Stock to convert such holder’s shares of our 12% Preferred Stock into shares of our common stock prior to the effective date.
Repurchase at Option of Holders upon a Fundamental Change
          Each holder of our 12% Preferred Stock will have the right to require us to repurchase for cash all, or a specified whole number, of such holder’s 12% Preferred Stock upon the occurrence of a fundamental change (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends to but excluding the fundamental change repurchase date and (ii) from November 15, 2014 until prior to November 15, 2019 at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends to but excluding the fundamental change repurchase date.
          We will give notice by mail or by publication (with subsequent prompt notice by mail) to holders of our 12% Preferred Stock and will post such notice with DTC and provide a copy of such notice to the transfer agent of the anticipated effective date of any proposed fundamental change that will occur prior to November 15, 2019. We must make this mailing or publication at least 15 days before the anticipated effective date of the fundamental change. In addition, no later than the third business day after the completion of such fundamental change, we must make an additional notice announcing such completion.
          A holder of 12% Preferred Stock that has elected to convert its shares of 12% Preferred Stock rather than require us to repurchase its shares of 12% Preferred Stock pursuant to the fundamental change repurchase right will not be able to exercise the fundamental change repurchase right.
          Within 15 days after the occurrence of a fundamental change, we will provide to the holders of our 12% Preferred Stock and the transfer agent a notice of the occurrence of the fundamental change and of the resulting conversion right. Such notice will state:
•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which the holders of our 12% Preferred Stock may exercise the fundamental change repurchase right;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the repurchase agent;

•	that 12% Preferred Stock as to which the fundamental change repurchase right has been exercised will be repurchased only if the notice of exercise of the fundamental change repurchase right has not been properly withdrawn; and

•	the procedures that the holders of 12% Preferred Stock must follow to exercise the fundamental change repurchase right.
          We will also issue a press release for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first trading day following any date on which we provide such notice to the holders of our 12% Preferred Stock.
          The fundamental change repurchase date will be a date not less than 20 days nor more than 35 days after the date on which we give the above notice. To exercise the fundamental change repurchase right, each holder of 12% Preferred Stock must deliver, on or before the close of business on the fundamental change repurchase date, the 12% Preferred Stock to be converted, duly endorsed for transfer, together with a completed written repurchase notice, to our transfer agent. The repurchase notice will state:
•	the relevant fundamental change repurchase date;

•	the number of shares of 12% Preferred Stock to be repurchased; and

•	that the 12% Preferred Stock is to be repurchased pursuant to the applicable provisions of the 12% Preferred Stock.
          If the 12% Preferred Stock is held in global form, the repurchase notice must comply with applicable DTC procedures.
          Holders of 12% Preferred Stock may withdraw any notice of exercise of their fundamental change repurchase right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal must state:
•	the number of withdrawn shares of our 12% Preferred Stock;

•	if certificated shares of our 12% Preferred Stock have been issued, the certificate numbers of the withdrawn shares of our 12% Preferred Stock; and

•	the number of shares of our 12% Preferred Stock, if any, which remain subject to the repurchase notice.
          If the 12% Preferred Stock is held in global form, the notice of withdrawal must comply with applicable DTC procedures.
          Preferred stock as to which the fundamental change repurchase right has been properly exercised and for which the repurchase notice has not been properly withdrawn will be repurchased in accordance with the fundamental change repurchase right on the fundamental change repurchase date. Payment of the fundamental change repurchase price is conditioned upon delivery of the certificate or certificates for the 12% Preferred Stock to be repurchased. If less than the full number of shares of 12% Preferred Stock evidenced by the surrendered certificate or certificates is being repurchased, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being repurchased, will be issued promptly to the holder.
          In connection with any repurchase offer in the event of a fundamental change, we will comply with all applicable federal and state laws and regulations.
          A “fundamental change” will be deemed to occur upon a change in control or a termination of trading prior to November 15, 2019. A “change in control” will be deemed to have occurred when:
(1)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of our Voting Stock (other than as a result of any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity); or

(2)	(A) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of our Voting Stock (other than as a result of any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity), and (B) a termination of trading shall have occurred; or

(3)	our consolidation or merger with or into any other person, any merger of another person into us, or any sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all our assets and the assets of our subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a wholly-owned subsidiary) shall have occurred, other than:
A.	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

B.	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or
(4)	during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose nomination, election or appointment by such Board or whose nomination for election by our stockholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election, nomination or appointment was previously so approved) cease for any reason to constitute 50% or more of our Board of Directors then in office; or

(5)	our stockholders shall have approved any plan of liquidation or dissolution.
          “Capital Stock” of any person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible and exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.
          A “termination of trading” will be deemed to have occurred if our common stock is not listed for trading on a U.S. national securities exchange or market, including, but not limited to, the over-the-counter market or bulletin board.
          “Voting Stock” of any person means Capital Stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.
          The definition of change in control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of shares of our 12% Preferred Stock to require us to repurchase their shares of 12% Preferred Stock as a result of a sale, assignment, transfer, lease, or conveyance of less than all of our assets and those of our subsidiaries may be uncertain.
          This fundamental change repurchase feature may make more difficult or discourage a party from taking over our company and removing incumbent management. We are not aware, however, of any specific effort to accumulate our capital stock with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. Instead, the fundamental change repurchase feature was a result of negotiations between us and the initial purchasers in the offering of the 12% Preferred Stock.
          We could, in the future, enter into certain transactions, including recapitalizations, which would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect the holders of 12% Preferred Stock. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt.
Adjustment to Conversion Rate upon Certain Change in Control Events
          If a change in control described in the clauses (2) or (3) of the definition of change in control set forth above under “—Repurchase at Option of Holders upon a Fundamental Change” occurs prior to November 15, 2014, we will increase the conversion rate, to the extent described below, by a number of additional shares if a holder elects to convert shares of our 12% Preferred Stock in connection with any such transaction by increasing the conversion rate applicable to such shares if and as required below; provided, however, that we will not adjust the conversion rate if a change in control described in clause (3) of the definition of change in control occurs and 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or approved for trading on a Nasdaq market and, as a result of such transaction or transactions, the 12% Preferred Stock becomes convertible solely into such common stock and other consideration payable in such transaction or transactions.
          A conversion of shares of our 12% Preferred Stock by a holder will be deemed for these purposes to be “in connection with” a change in control if the holder’s written notice is received by us at our principal office or by the transfer agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated effective date of the change in control but before the close of business on the business day immediately preceding the related change in control effective date. Any adjustment to the conversion rate will have the effect of increasing the amount of any cash, securities or other assets otherwise due to holders of shares of our 12% Preferred Stock upon conversion.
          Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the date on which the change in control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change in control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.

          The following table sets forth the additional number of shares, if any, of our common stock issuable upon conversion of each share of our 12% Preferred Stock in connection with such a change in control, as specified above.
Additional Shares Upon a Change in Control

	Effective Date
Stock Price on	November 1,	November 1,	November 1,	November 1,	November 1,	November 1,
Effective Date	2009	2010	2011	2012	2013	2014
$1.50	11.112	10.365	9.477	8.589	7.701	6.813
$2.00	7.284	6.768	5.686	4.604	3.522	2.440
$2.50	5.093	4.722	3.571	2.420	1.268	0.117
$3.00	3.700	3.426	2.570	1.713	0.857	0.000
$3.50	2.755	2.547	1.910	1.274	0.637	0.000
$4.00	2.083	1.923	1.442	0.962	0.481	0.000
$4.50	1.586	1.462	1.097	0.731	0.366	0.000
$5.00	1.213	1.118	0.839	0.559	0.280	0.000
          The actual stock price and effective date may not be set forth in the foregoing table, in which case:
•	if the actual stock price on the effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for such two stock prices or such two effective dates on the table based on a 360-day year, as applicable.

•	if the stock price on the effective date equals or exceeds $5.00 per share (subject to adjustment as described below), no adjustment in the applicable conversion rate will be made.

•	if the stock price on the effective date is less than $1.50 per share (subject to adjustment as described below), no adjustment in the applicable conversion rate will be made.
          The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of our shares of 12% Preferred Stock is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate other than by operation of an adjustment to the conversion rate by virtue of the adjustment to the conversion rate as described above.
          The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their shares of our 12% Preferred Stock in connection with a change in control will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the change in control transaction.
          Our obligation to deliver the additional shares, or cash to satisfy our obligations, to holders that convert their shares of 12% Preferred Stock in connection with a change in control could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
          Notwithstanding the foregoing, in no event will the conversion rate exceed 71.718 shares of common stock per share of our 12% Preferred Stock, which maximum amount is subject to adjustments in the same manner as the conversion rate as set forth under “Conversion Rights.”
Liquidation Rights
          In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of 12% Preferred Stock will be entitled to receive and to be paid out of our assets legally available for distribution to our stockholders, prior to any payment or distribution is made to holders of any securities ranking junior to the 12% Preferred Stock (including common stock), but after payment of or provision for our debts and other liabilities or securities ranking senior to the 12% Preferred Stock, and on a pro-rata basis with other preferred stock of equal ranking, a cash liquidation preference equal to the greater of (i) 110% of the sum of the initial liquidation preference per share plus accrued and unpaid dividends thereon, if any, from November 6, 2009 through the date of distribution of the assets, and (ii) an amount equal to the distribution amount such holder of 12% Preferred Stock would have received had all shares of 12% Preferred Stock been converted into common stock. Holders of any class or series of preferred stock ranking on parity with the 12% Preferred Stock as to liquidation, winding-up or dissolution must also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the date of distribution of the assets. If upon liquidation we do not have enough assets to pay in full the amounts due on the 12% Preferred Stock and any other preferred stock ranking on parity with the holders’ 12% Preferred Stock as to liquidation, winding-up or dissolution, holders of the 12% Preferred Stock and the holders of such other preferred stock will share ratably in any such distributions of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.
          Only after the holders of 12% Preferred Stock have received their liquidation preference and any accrued and unpaid dividends will we distribute assets to holders of common stock or any of our other securities ranking junior to the shares of 12% Preferred Stock upon liquidation.
          Holders of shares of our 12% Preferred Stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, winding-up or dissolution of our affairs not less than 30 days and not more than 60 days prior to the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of our 12% Preferred Stock will have no right or claim to participate in any further distribution of our remaining assets.
          The following events will not be deemed to be a liquidation, winding-up or dissolution of our company:
(1)	the voluntary sale, lease, transfer, conveyance or other disposition of all or substantially all of our assets (other than in connection with our liquidation, winding-up or dissolution); or

(2)	our merger or consolidation with or into any other person, corporation, trust or other entity.
Optional Redemption
          On or after November 15, 2014, upon the affirmative vote of the disinterested members of the Board of Directors, we may redeem the 12% Preferred Stock, out of legally available funds, in whole or in part, at our option, at a per share redemption price equal to 110% of the sum of the initial liquidation preference per share plus all accrued and unpaid dividends to and including the redemption date, if the following conditions are satisfied as of the date of the redemption notice and on the redemption date:
(i)	the number of authorized, but unissued and otherwise unreserved, shares of our common stock are sufficient to allow for conversion of all of the 12% Preferred Stock outstanding as of such date;

(ii)	the shares of common stock issuable upon conversion of the 12% Preferred Stock outstanding as of such date are freely tradable for non-affiliates of our company;

(iii)	our common stock is listed on a national stock exchange;

(iv)	the issuance of common stock issuable upon conversion of all of the 12% Preferred Stock outstanding as of such date would be not be in violation of the rules and regulations of the NYSE; and

(v)	no pending or proposed fundamental change described under “—Conversion Rights—Adjustment to Conversion Rate upon a Fundamental Change” above has been publicly announced prior to such date that has not been consummated or terminated.
          We are required to give notice of redemption not more than 45 and not less than 15 days before the redemption date. We may only exercise this optional redemption right to the extent we are not prohibited by law or the terms of any agreement relating to our indebtedness or any future series of preferred stock from making the cash payment required to redeem such 12% Preferred Stock.
          If we redeem less than all of the shares of 12% Preferred Stock, we will select the shares to be redeemed by lot or pro rata or in some other equitable manner in our sole discretion.
          If the redemption date falls after a record date and on or prior to the corresponding dividend payment date, (a) we will pay 110% of the full amount of accrued and unpaid dividends payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (b) the redemption price payable on the redemption date will include only 110% of the initial liquidation preference per share of the 12% Preferred Stock, excluding any amount in respect of dividends declared and payable on such corresponding dividend payment date. With respect to any shares of 12% Preferred Stock that are redeemed, on and after the applicable redemption date, dividends will cease to accumulate on such 12% Preferred Stock, all rights of holders of such 12% Preferred Stock will terminate (except the right to receive the cash payable upon such redemption) and such shares will no longer be deemed to be outstanding.
          Notice of redemption of the 12% Preferred Stock shall be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on our stock records. Any notice, which was mailed as described above, shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. In addition to any information required by law, each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of 12% Preferred Stock to be redeemed; (iv) the place or places where certificates for such shares of 12% Preferred Stock are to be surrendered for cash; (v) that unpaid dividends accrued to, but excluding, the redemption date will be paid as specified in the notice; (vi) that on and after such date, dividends thereon will cease to accrue; and (vii) the then current conversion rate and conversion price and the date on which the conversion right will expire.

Voting Rights
          Holders of shares of our 12% Preferred Stock have the voting rights set forth below.
          Holders of shares of our 12% Preferred Stock vote on an “as if” converted basis with the holders of common stock as a single class on all matters subject to a vote by the holders of common stock to the extent permitted by law. Certain actions, including amendment of our certificate of incorporation, require approval by holders of a majority of common stock voting as a separate class (excluding the 12% Preferred Stock on an “as if” converted basis).
          If dividends on our 12% Preferred Stock are in arrears for six or more quarters, whether or not consecutive (which we refer to as a preferred dividend default), holders representing a majority of shares of our 12% Preferred Stock (voting together as a class with the holders of all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to nominate and vote for the election of two additional directors to serve on our Board of Directors (which we refer to as 12% Preferred Stock directors), until all unpaid dividends with respect to our 12% Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid or declared and a sum sufficient for payment is set aside for such payment; provided that the election of any such directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our Board of Directors will, at no time, include more than two 12% Preferred Stock directors. In such a case, the number of directors serving on our Board of Directors will be increased by two. The 12% Preferred Stock directors will be elected by holders representing a majority of shares of our 12% Preferred Stock for a one-year term and each 12% Preferred Stock director will serve until his or her successor is duly elected and qualifies or until the director’s right to hold the office terminates, whichever occurs earlier. The election will take place at:
•	a special meeting called by holders of at least 15% of the outstanding shares of 12% Preferred Stock together with any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable, if this request is received more than 75 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting within 75 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders; and

•	each subsequent annual meeting (or special meeting held in its place) until all dividends accumulated on our 12% Preferred Stock and on any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid in full for all past dividend periods.
          If and when all accumulated dividends on our 12% Preferred Stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid in full or a sum sufficient for such payment in full is set aside for payment, holders of shares of our 12% Preferred Stock will be divested of the voting rights set forth above (subject to re-vesting in the event of each and every preferred dividend default) and the term and office of such 12% Preferred Stock directors so elected will immediately terminate and the entire Board of Directors will be reduced accordingly.
          Any 12% Preferred Stock director elected by holders of shares of our 12% Preferred Stock and other holders of 12% Preferred Stock upon which like voting rights have been conferred and are exercisable may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of our 12% Preferred Stock and other parity preferred stock entitled to vote thereon when they have the voting rights described above (voting as a single class). So long as a preferred dividend default continues, any vacancy in the office of a 12% Preferred Stock director may be filled by written consent of the 12% Preferred Stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of our 12% Preferred Stock when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable); provided that the filling of each vacancy will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The 12% Preferred Stock directors will each be entitled to one vote on any matter.
          In addition, so long as any shares of the 12% Preferred Stock issued in the initial offering thereof remain outstanding, we will not, without the consent or the affirmative vote of holders representing at least a majority of the outstanding shares of our 12% Preferred Stock voting as a separate class:
•	authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of stock ranking senior to such 12% Preferred Stock with respect to payment of dividends, or the distribution of assets upon the liquidation, winding-up or dissolution of our affairs, or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our charter, including the terms of our 12% Preferred Stock, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of our 12% Preferred Stock, except that with respect to the occurrence of any of the events described in the second bullet point immediately above, so long as our 12% Preferred Stock remains outstanding with the terms of our 12% Preferred Stock materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of our 12% Preferred Stock, and in such case such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, holders of shares of our 12% Preferred Stock will not have any voting rights with respect to the events described in the second bullet point immediately above if such holders receive the greater of (i) the full trading price of the 12% Preferred Stock on the date of an event described in the second bullet point immediately above, or (ii) 110% of the sum of the initial liquidation preference per share of 12% Preferred Stock plus accrued and unpaid dividends thereon pursuant to the occurrence of any of the events described in the second bullet point immediately above. So long as 225,000 of the shares of the 12% Preferred Stock remain outstanding, we will not, without the consent or the affirmative vote of holders representing at least a majority of the outstanding shares of our 12% Preferred Stock voting as a separate class, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of stock ranking on a parity with such 12% Preferred Stock with respect to payment of dividends, or the distribution of assets upon the liquidation, winding-up or dissolution of our affairs, or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares.
          The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of our 12% Preferred Stock.
          In all cases in which only the holders of 12% Preferred Stock will be entitled to vote, each share of 12% Preferred Stock will be entitled to one vote. Where the holders of 12% Preferred Stock are entitled to vote as a class with holders of any other class or series of preferred stock having similar voting rights that are exercisable, each class or series will have the number of votes proportionate to the aggregate liquidation preference of its outstanding shares. Where the holders of 12% Preferred Stock are entitled to vote as a class with the holders of common stock, the holders of 12% Preferred Stock will have the number of votes proportionate with the number of common shares into which the 12% Preferred Stock is then convertible.
          Without the consent of the holders of 12% Preferred Stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the 12% Preferred Stock, taken as a whole, we may amend, alter, supplement, or repeal any terms of the 12% Preferred Stock for the following purposes:
•	to cure any ambiguity, or to cure, correct, or supplement any provision contained in the Certificate of Designations for the 12% Preferred Stock that may be ambiguous, defective, or inconsistent, so long as such change does not adversely affect the rights of any holder of 12% Preferred Stock; or

•	to make any provision with respect to matters or questions relating to the 12% Preferred Stock that is not inconsistent with the provisions of the Certificate of Designations for the 12% Preferred Stock, so long as such change does not adversely affect the rights of any holder of 12% Preferred Stock.
Registration Rights
          Holders of the 12% Preferred Stock (other than one of the lead investors with whom we entered into a registration rights agreement as discussed below), will not have any right to require us to register the resale of the 12% Preferred Stock or the shares of our common stock issuable upon conversion of the 12% Preferred Stock.
          The following summary of the registration rights provided in the registration rights agreement, as amended, is not complete and is qualified in its entirety by reference to the registration rights agreement, as amended, filed as an Exhibit to the registration statement of which this prospectus is a part.
          In connection with the purchase of 12% Preferred Stock by certain lead investors, we entered into a registration rights agreement with respect to 125,000 shares of the 12% Preferred Stock purchased by such purchasers. Pursuant to that registration rights agreement, we are obligated to file a shelf registration statement on Form S-1 under the Securities Act not later than 30 days after the first date of original issuance of the 12% Preferred Stock to register the resale by the above-referenced purchaser or its affiliates of the maximum number of shares of 12% Preferred Stock purchased by such purchaser and shares of our common stock issuable upon conversion of those shares of 12% Preferred Stock purchased as permitted by the SEC. We sometimes refer to the shares 12% Preferred Stock and the underlying shares of common stock that are to be registered as described in the immediately preceding sentence as the “registrable securities.”

          We are obligated to keep the shelf registration statement of which this prospectus forms a part effective until the earliest of:
(1)	one year from the latest date of original issuance of the 12% Preferred Stock;

(2)	the date on which all registrable securities shall have been registered under the Securities Act and disposed of;

(3)	the date on which the registrable securities cease to be outstanding;

(4)	the date on which all registrable securities shall have been transferred in accordance with Rule 144; or

(5)	the date on which the lead investor and its affiliates cease to hold registrable securities.
          A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales, and be bound by the provisions of the registration rights agreement that are applicable to such holder.
          If we notify the holders of registrable securities in accordance with the registration rights agreement to suspend the use of the prospectus upon the occurrence of certain events, then such holders will be obligated to suspend the use of the prospectus until the requisite changes have been made.
          If, after the shelf registration statement has become effective and while our obligation to maintain an effective shelf registration statement remains in effect, the aggregate duration of any periods during which the availability of the shelf registration statement and any related prospectus is suspended (as described above) exceeds 60 days in any 12-month period, then we are obligated to pay to holders of shares of 12% Preferred Stock then subject to the registration rights agreement, liquidated damages in cash in an amount that shall accrue at a rate of 0.50% of the initial liquidation preference per share of 12% Preferred Stock per month, from and including the date on which the resale registration default shall occur to but excluding the date on which all such resale registration defaults have been cured. If a beneficiary of the registration rights agreement has converted some or all of its shares of 12% Preferred Stock into shares of our common stock, that holder will not be entitled to receive any liquidated damages with respect to those shares of converted 12% Preferred Stock or common stock.
          We will pay all expenses incident to our performance of and compliance with the registration rights agreement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus as reasonably requested, and take certain other actions as are required under the terms of the registration rights agreement to permit, subject to the foregoing, unrestricted resales of the registrable securities.
          Pursuant to the registration rights agreement, we will grant the holders of the registrable securities certain customary indemnification rights in connection with the shelf registration statement and each holder of registrable securities will indemnify us for certain losses in connection with the shelf registration statement.
          Our largest stockholder and an affiliate of Kojaian Management Corporation, along with its other affiliated persons and entities, have agreed not to exercise any registration rights to which they may be entitled in connection with the registration of their registrable securities under a registration rights agreement entered into in 2006.
Preemptive Rights
          For 180 days following November 6, 2009, if we issue for cash consideration any common stock or any securities convertible into or exchangeable for, directly or indirectly, our common stock or any rights, warrants or options to purchase any such common stock or convertible securities (which we refer to collectively as common equity, and the issuance of any such common equity during such 180 day period, we refer to as the common equity sale), then a lead investor in the offering holder of our 12% Preferred Stock that was granted registration rights and its affiliates shall also have the right, subsequent to the consummation of the common equity sale, to purchase up to an amount of common equity, on the identical terms and conditions as the common equity was issued in the common equity sale, so as to maintain such holder’s “as converted” pro rata ownership of 12% Preferred Stock prior to the common equity sale. Notwithstanding anything to the contrary set forth above, such purchase rights shall not apply to any (i) securities issued (other than for cash) in connection with a strategic merger, alliance, joint venture, acquisition, consolidation, licensing or partnering agreement; (ii) any common equity issued in connection with any credit facility obtained by the Company; or (iii) common equity issued pursuant to an employment agreement or arrangement or an equity compensation plan approved by our Board of Directors.
Reservation of Shares for Issuance
          We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of the 12% Preferred Stock, that number of shares of common stock as shall from time to time then be issuable upon the conversion of all the shares of the 12% Preferred Stock then outstanding. The 12% Preferred Stock converted into our common stock or otherwise reacquired by us will resume the status of authorized and unissued shares of our 12% Preferred Stock, undesignated as to series, and will be available for subsequent issuance.

Global Preferred Stock
          The 12% Preferred Stock issued to QIBs is evidenced by a global certificate that has been deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
          Purchasers may hold their interests in the global certificate directly through DTC or indirectly through organizations that are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global certificate to such persons may be limited.
          Purchasers may beneficially own interests in the global certificate held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship, with a participant, either directly or indirectly through indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global certificate, Cede & Co. for all purposes will be considered the sole holder of the global certificate. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders.
          Payment of dividends on and the redemption price of the global certificate will be made to Cede & Co. by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
          We have been informed by DTC that, with respect to any payment of dividends or of the redemption price of the global certificate, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the 12% Preferred Stock represented by the global certificate as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in 12% Preferred Stock represented by the global certificate held through such participants will be the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”
          Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in 12% Preferred Stock represented by the global certificate to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.
          Neither we, the transfer agent, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of 12% Preferred Stock only at the direction of one or more participants to whose account with DTC interests in the global certificate are credited and only in respect of the amount of shares of the 12% Preferred Stock represented by the global certificate as to which the participant has given this direction.
          DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers, and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.
          If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will cause 12% Preferred Stock to be issued in definitive form in exchange for the global certificate.
Certificated Preferred Stock
          The 12% Preferred Stock issued to accredited investors who are not QIBs were issued in certificated form.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock and the 12% Preferred Stock is Computershare Investor Services, L.L.C.

Liability and Indemnification of Officers and Directors
          Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:
•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases or dividends; or

•	for any transaction from which the director derives an improper personal benefit.
          These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
          Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.
          We have entered into separate indemnification agreements with our directors and executive officers that will, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the Delaware General Corporation Law.
          The indemnification agreements require us, among other things, to indemnify executive officers and directors against certain liabilities, other than liabilities arising from willful misconduct that may arise by reason of their status or service as directors or officers. We are also be required to advance amounts to or on behalf of our officers and directors in the event of claims or actions against them. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as our directors and executive officers.
Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws
          Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.
Delaware Law
          We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10.0% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:
•	the owner of 15.0% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.
            However, the above provisions of Section 203 do not apply if:
•	our Board of Directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

          Our stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for us not to be governed by Section 203, effective 12 months after adoption. Currently, neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors.
Charter and Bylaw Provisions
          Special meetings of our stockholders may be called at any time only (i) by the Board of Directors, or by a majority of the members of the Board of Directors or by a committee of the Board which has been duly designated by the Board, whose powers and authority, as provided in a resolution of the Board of Directors or in the bylaws of the Company, include the power to call such meetings or (ii) by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered for this purpose as one class).
          Members of our Board of Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors, with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors, other than an increase in respect of the 12% Preferred Directors, may be filled by a majority of our directors then in office, though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law.

SELLING STOCKHOLDERS
          We are registering the shares of 12% Preferred Stock and shares of common stock issuable upon conversion of the 12% Preferred Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the 12% Preferred Stock and shares of common stock issuable upon conversion of the 12% Preferred Stock, the selling stockholders have not had any material relationship with us within the past three years.
          The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of 12% Preferred Stock beneficially owned by each selling stockholder as of December 23, 2009. The third column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the 12% Preferred Stock, as of December 23, 2009, assuming conversion of all shares of 12% Preferred Stock held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.
          The fourth column lists the shares of 12% Preferred Stock being offered under this prospectus by each selling stockholder. The fifth column lists the shares of common stock being offered under this prospectus by each selling stockholder.
          Because the conversion price of the 12% Preferred Stock may be adjusted, we may issue a number of shares of common stock that may be more or less than the number of shares being offered under this prospectus. The sixth and seventh columns assume the sale of all of the shares offered by the selling stockholders under this prospectus.

			Maximum	Maximum
			Number of	Number of
			Shares of	Shares of
	Number of	Number of	12%	Common	Number of	Number of
	Shares of 12%	Shares of	Preferred	Stock	Shares of	Shares
	Preferred	Common	Stock to be	to be Sold	Preferred	of Common
	Stock Owned	Stock	Sold Pursuant	Pursuant to	Stock	Stock
Name of Selling	Prior to	Owned Prior	to this	this	Owned After	Owned After
Stockholder	Offering	to Offering	Prospectus	Prospectus(1)	Offering	Offering
The SEI U.S. Small Companies Fund (Nominee: SEI U.S. Small Companies Fund C/O BBH & Co.)	3,600	376,963	3,600	218,182	0	158,781
Radian Group Inc. (Nominee: Ell & Co.)	2,700	293,136	2,700	163,636	0	129,500
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Smaller Companies Portfolio (Nominee: Finwell & Co)	800	122,345	800	48,485	0	73,860
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (Nominee: Finwell & Co)	19,200	2,287,635	19,200	1,163,635	0	1,124,000
Dow Employees’ Pension Plan (Nominee: Kane & Co.)	5,900	834,975	5,900	357,575	0	477,400
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio (Nominee: Landwatch & Co)	4,300	746,315	4,300	260,606	0	485,709
Oregon Public Employees Retirement Fund (Nominee: Westcoast & Co)	13,100	1,481,339	13,100	793,939	0	687,400

			Maximum	Maximum
			Number of	Number of
			Shares of	Shares of
	Number of	Number of	12%	Common	Number of	Number of
	Shares of 12%	Shares of	Preferred	Stock	Shares of	Shares
	Preferred	Common	Stock to be	to be Sold	Preferred	of Common
	Stock Owned	Stock	Sold Pursuant	Pursuant to	Stock	Stock
Name of Selling	Prior to	Owned Prior	to this	this	Owned After	Owned After
Stockholder	Offering	to Offering	Prospectus	Prospectus(1)	Offering	Offering
New York State Nurses Association Pension Plan (Nominee: Ell & Co.)	3,400	379,595	3,400	206,060	0	173,535
Goldman Sachs JBWere Small Companies Pooled Fund (Nominee: Hare & Co)	4,600	611,436	4,600	278,788	0	332,648
Wellington Management Portfolios (Dublin) — Global Smaller Companies Equity Portfolio (Nominee: Squidlake & Co)	4,300	332,766	4,300	260,606	0	72,160
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies (Nominee: Kane & Co.)	1,000	290,753	1,000	60,606	0	230,147
TELUS Foreign Equity Active Alpha Pool (Nominee: Mac & Co)	1,600	155,250	1,600	96,970	0	58,280
TELUS Foreign Equity Active Beta Pool (Nominee: Mac & Co)	800	75,165	800	48,485	0	26,680
Telstra Superannuation Scheme (Nominee: Hare & Co)	2,600	250,876	2,600	157,576	0	93,300
SEI Institutional Investments Trust — Small Cap Fund (Nominee: Hare & Co)	6,600	1,135,960	6,600	400,000	0	735,960
Talvest Global Small Cap Fund (Nominee: Mac & Co)	400	50,122	400	24,242	0	25,880
Seligman Global Smaller Companies Fund (Nominee: Cudd & Co)	2,200	285,433	2,200	133,333	0	152,100
SEI Institutional Investments Trust — Small/Mid Cap Fund (Nominee: Hare & Co)	14,400	1,536,286	14,400	872,726	0	663,560
JBWere Global Small Companies Pooled Fund (Nominee: Gerlach & Co)	4,400	458,806	4,400	266,666	0	192,140
Fonds voor Gemene Rekening Beroepsvervoer (Nominee: Ell & Co.)	3,700	572,882	3,700	224,242	0	348,640
UBS Multi Manager Access — Global Smaller Companies (Nominee: UBS Luxembourg SA C/O BBH & Co.)	1,200	138,147	1,200	72,727	0	65,420
Vantagepoint Discovery Fund (Nominee: Cudd & Co)	3,500	685,821	3,500	212,121	0	473,700

			Maximum	Maximum
			Number of	Number of
			Shares of	Shares of
	Number of	Number of	12%	Common	Number of	Number of
	Shares of 12%	Shares of	Preferred	Stock	Shares of	Shares
	Preferred	Common	Stock to be	to be Sold	Preferred	of Common
	Stock Owned	Stock	Sold Pursuant	Pursuant to	Stock	Stock
Name of Selling	Prior to	Owned Prior	to this	this	Owned After	Owned After
Stockholder	Offering	to Offering	Prospectus	Prospectus(1)	Offering	Offering
WMP (Australia) Global Smaller Companies Equity Portfolio (Nominee: Cudd & Co)	1,200	117,927	1,200	72,727	0	45,200
Lockheed Martin Corporation Master Retirement Trust (Nominee: Ell & Co.)	13,700	1,355,953	13,700	830,302	0	525,651
SEI Institutional Managed Trust Small Cap Fund (Nominee: Hare & Co)	5,800	351,515	5,800	351,515	0	0

Totals	125,000	14,927,401	125,000	7,575,750	0	7,351,651

(1)	Estimated based on the total number of shares of common stock issuable upon conversion of the preferred stock. Each share of preferred stock is initially convertible into common stock, at the option of the holder, at a conversion rate of 60.606 shares of common stock per share of preferred stock.

(2)	Wellington Management Company, LLP (“Wellington Management”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

PLAN OF DISTRIBUTION
          We are registering shares of 12% Preferred Stock and common stock issuable upon conversion of the shares of 12% Preferred Stock to permit the resale of such shares of 12% Preferred Stock and common stock by the selling stockholders, from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of such shares of 12% Preferred Stock or common stock. We will bear all fees and expenses incident to our obligation to register such shares of 12% Preferred Stock and common stock.
          The selling stockholders may sell all or a portion of the shares of 12% Preferred Stock or common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of 12% Preferred Stock or common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of 12% Preferred Stock or common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, in any one or more of the following methods:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers which have agreed with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          If the selling stockholders effect such transactions by selling shares of 12% Preferred Stock or common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of 12% Preferred Stock or common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of 12% Preferred Stock, common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of 12% Preferred Stock or common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of 12% Preferred Stock or common stock short and deliver shares of 12% Preferred Stock or common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of 12% Preferred Stock or common stock to broker-dealers that in turn may sell such shares.

          The selling stockholders may pledge or grant a security interest in some or all of the shares of 12% Preferred Stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of 12% Preferred Stock or common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of 12% Preferred Stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling stockholders and any broker-dealer participating in the distribution of the shares of 12% Preferred Stock or common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of 12% Preferred Stock or common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of 12% Preferred Stock or common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Under the securities laws of some states, the shares of 12% Preferred Stock or common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of 12% Preferred Stock or common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
          The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of 12% Preferred Stock or the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of 12% Preferred Stock or the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of 12% Preferred Stock or the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of 12% Preferred Stock or the shares of common stock.
          We will pay all expenses of the registration of the shares of 12% Preferred Stock or the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
          The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. If we are notified by any one or more selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, or cause to be filed, a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.
          Once sold under the registration statement, of which this prospectus forms a part, the shares of 12% Preferred Stock or the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
          The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of the shares may have an adverse effect on the market price of the 12% Preferred Stock or the common stock. Moreover, the selling stockholders are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of shares could be sold at the same time, which may have an adverse effect on the market price of the 12% Preferred Stock or the common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
          The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our 12% Preferred Stock and common stock received upon conversion of the 12% Preferred Stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder, published rulings, and court decisions, all as currently in effect as of the date of this prospectus. These laws are subject to change, possibly on a retroactive basis. Other U.S. federal tax consequences (such as estate, gift and alternative minimum tax consequences) and state, local and non-U.S. tax consequences are not summarized, nor are tax consequences to persons subject to special rules, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other pass-through entities (and persons holding preferred or common stock through a partnership or other pass-through entity), dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the 12% Preferred Stock or common stock as a position in a hedging, integrated, “straddle” or “conversion” or other risk reduction transaction, holders of our convertible notes who convert their convertible notes into our 12% Preferred Stock, U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, passive foreign investment companies and controlled foreign corporations. Tax consequences may vary depending upon the particular circumstances of an investor. This discussion is limited to taxpayers who will hold the 12% Preferred Stock and the common stock received in respect thereof as “capital assets.”
          THE DISCUSSIONS OF U.S. FEDERAL INCOME TAX CONSEQUENCES HEREIN ARE NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON A TAXPAYER. ALL TAXPAYERS SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES.
          For purposes of this summary, a “U.S. Holder” is a beneficial owner of the 12% Preferred Stock and/or common stock received in respect thereof that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income tax regardless of its source, or (d) a trust if either (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect to be treated as a United States person. A “non-U.S. Holder” is a beneficial owner of the 12% Preferred Stock and/or common stock received in respect thereof, other than a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), that is not a U.S. Holder.
          If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the 12% Preferred Stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing the 12% Preferred Stock, we urge you to consult your own tax advisor.
Prospective purchasers should consult their tax advisors to determine the U.S. federal, state, local, foreign, and other tax consequences that may be relevant to them in light of their particular circumstances.
Distributions
          U.S. Holders. If you are a U.S. Holder, distributions with respect to the 12% Preferred Stock and distributions with respect to our common stock (other than certain stock distributions) will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to 12% Preferred Stock or common stock exceeds both our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such 12% Preferred Stock or common stock, as the case may be, and thereafter as capital gain. Distributions constituting dividends received by certain non-corporate U.S. Holders, including individuals, in respect of the 12% Preferred Stock and common stock in taxable years beginning before January 1, 2011 may be subject to reduced rates of taxation so long as certain holding period requirements are satisfied. Dividends received by corporate U.S. Holders may be eligible for a dividends-received deduction, subject to applicable limitations. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate or the dividends received deduction in light of your particular circumstances.
          In certain circumstances, investors may receive a dividend with respect to the 12% Preferred Stock or our common stock that constitutes an “extraordinary dividend” (as defined in Section 1059 of the Code—generally a dividend extraordinarily large in relation to the taxpayer’s adjusted tax basis in the underlying stock where such stock has not been held for a required period of time). Corporate U.S. Holders that receive an “extraordinary dividend” paid in respect of the 12% Preferred Stock or our common stock are required to (i) reduce their applicable stock basis (but not below zero) by the portion of such a dividend that is not taxed because of the dividends received deduction and (ii) to the extent that the non-taxed portion of such dividend exceeds such corporate U.S. Holder’s adjusted tax basis in the applicable shares, treat the non-taxed portion of such dividend as gain from the sale or exchange of the 12% Preferred Stock or our common stock, as the case may be, for the taxable year in which such dividend is received. Non-corporate U.S. Holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of the 12% Preferred Stock or our common stock, as the case may be, as long-term capital losses to the extent of dividends received by them that qualify for a reduced rate of taxation as discussed above.
          Non-U.S. Holders. Except as described below with respect to dividends that are “effectively connected” with the conduct of a trade or business within the United States, if you are a non-U.S. Holder, dividends paid to you on the 12% Preferred Stock or common stock, as applicable, will generally be subject to withholding of U.S. federal income tax at a 30% rate or at a lower (or zero) rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form, claiming the benefits of an applicable treaty.
          If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if an income tax treaty requires, are attributable to a U.S. permanent establishment or fixed base maintained by you), we generally are not required to withhold tax from the dividends, provided that you have timely furnished to us a valid Internal Revenue Service Form W-8ECI. Instead, you will be subject to U.S. federal income taxation on a net income basis in the same manner as if you were a U.S. Holder.
          In addition, if you are a corporate non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. As discussed below, you may be treated as having received a constructive dividend, which will not give rise to any cash from which any applicable withholding tax could be satisfied. If we pay withholding taxes on your behalf, at our option, we may set-off any such payment against payments on our 12% Preferred Stock. You may, however, obtain a refund or credit against your U.S. federal income tax liability of any excess amounts withheld by timely providing the required information to the Internal Revenue Service.
Adjustment of conversion rate
          The conversion rate of the 12% Preferred Stock is subject to adjustment under certain circumstances. Treasury regulations promulgated under Section 305 of the Code treat a beneficial owner of 12% Preferred Stock as having received a constructive distribution includible in such beneficial owner’s U.S. income in the manner described under “—Distributions” above, if and to the extent that certain adjustments (or failures to make adjustments) in the conversion rate increase the beneficial owner’s proportionate interest in our earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interests of the beneficial owners of the 12% Preferred Stock will generally not be considered to result in a constructive dividend distribution. However, certain of the possible conversion rate adjustments provided in the 12% Preferred Stock (including, without limitation, an increase in the conversion rate as a result of the failure to pay dividends and an increase in the conversion rate following a fundamental change) may give rise to a deemed taxable distribution to the beneficial owners of the 12% Preferred Stock to the extent of our current and accumulated earnings and profits. Thus, under certain circumstances in the event of a deemed distribution, you may recognize income even though you may not receive any cash or property. Non-U.S. beneficial owners of the 12% Preferred Stock may under such circumstances be deemed to have received a distribution subject to U.S. federal income tax withholding. A constructive dividend deemed received by a non-U.S. Holder would not result in a payment of any cash from which any applicable U.S. federal withholding tax could be satisfied. Accordingly, if we pay withholding taxes on behalf of a non-U.S. holder we may at our option set-off any such payment against subsequent payments under the 12% Preferred Stock, including cash distributions and common stock deliverable on conversion.
Sale or other Taxable Dispositions
          U.S. Holders. If you are a U.S. Holder and you sell or otherwise dispose of the 12% Preferred Stock or common stock in a taxable transaction, you will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares is more than one year. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.
          Non-U.S. Holders. Non-U.S. Holders are generally only subject to U.S. federal income tax on the disposition of capital stock if:
•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting you to U.S. federal income taxation on a net income basis, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States,

•	you are an individual, are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist, or

•	we are or have been a U.S. real property holding corporation for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period.
          If your situation is described in the first bullet point above, you generally will be subject to tax on the net gain derived from the sale, redemption or other taxable disposition at regular graduated U.S. federal income tax rates and in the same manner as if you were a U.S. Holder, and, if you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.
          It is unclear whether we are, or will be, a U.S. real property holding corporation during the relevant period described in the third bullet point above. Under U.S. federal income tax laws, we will be a United States real property holding corporation if at least 50% of the fair market value of our assets has consisted of “United States real property interests.” If we were treated as a U.S. real property holding corporation during the relevant period described in the third bullet point above, any gains recognized by a non-U.S. holder on the sale or other taxable disposition of our 12% Preferred Stock or common stock would be subject to tax as if the gain were effectively connected with the conduct of the non-U.S. holder’s trade or business in the United States. In addition, the transferee of the 12% Preferred Stock or common stock would be required to withhold tax under U.S. federal income tax laws in an amount equal to 10% of the amount realized by the non-U.S. holder on the sale or other taxable disposition of the 12% Preferred Stock or common stock, as applicable.
Conversion into common stock—U.S. Holders
          U.S. Holders generally will not recognize any gain or loss in respect of the receipt solely of common stock upon the conversion of the 12% Preferred Stock. The adjusted tax basis of shares of common stock received on conversion generally will equal the adjusted tax basis of the 12% Preferred Stock converted, and the holding period of such common stock received on conversion will generally include your holding period for the converted 12% Preferred Stock.
          Cash received in lieu of a fractional share of common stock generally will be treated as a payment in exchange for the fractional share, and you generally will recognize gain or loss on the receipt of such cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional shares.
Conversion into common stock—Non-U.S. Holders
          A non-U.S. Holder who converts 12% Preferred Stock solely for common stock generally will not recognize any gain or loss in respect of the conversion. To the extent, however, that you receive cash in lieu of a fractional share upon conversion, you would be subject to the rules described above regarding the sale or other taxable disposition of the common stock in respect of such fractional share.
Optional redemption and repurchase of option upon a fundamental change
          Subject to certain conditions, on or after November 15, 2014, upon the affirmative vote of the disinterested members of the Board of Directors, we may redeem the 12% Preferred Stock for cash. In addition, upon the occurrence of a fundamental change, certain holders of our preferred shares will have the right, subject to certain exceptions and conditions, to require us to repurchase all, or a specified whole number, of their 12% Preferred Stock. Treasury regulations promulgated under Section 305 of the Code treat a beneficial owner of 12% Preferred Stock as having received a constructive distribution includible in such beneficial owner’s U.S. income in the manner described under “—Distributions” above in respect of certain redemption premiums (of more than a de minimis amount) on 12% Preferred Stock if (a) the issuer has the right to redeem the 12% Preferred Stock, but only if, based on all the facts and circumstances as of the date of issuance, the redemption is more likely than not to occur, or (b) the holder has the right to put the 12% Preferred Stock to the company for repurchase and such right is not subject to remote contingencies. A redemption premium exists on 12% Preferred Stock to the extent that the redemption price on the 12% Preferred Stock is in excess of the issue price. We intend to take the position that the optional redemption is not more likely than not to occur and the likelihood of the occurrence of an event allowing a holder to exercise a put right is remote, and that therefore the existence of a redemption premium (if any) would not be treated as a constructive distribution. It is possible that the IRS and a court would disagree with this position. As mentioned above, a constructive dividend deemed received by a non-U.S. Holder would not result in a payment of any cash from which any applicable U.S. federal withholding tax could be satisfied. Accordingly, if we pay withholding taxes on behalf of a non-U.S. holder we may at our option set-off any such payment against subsequent payments under the 12% Preferred Stock, including cash distributions and common stock deliverable on conversion. The remainder of this discussion assumes that any redemption premium would not be treated as a constructive distribution to beneficial owners of the 12% Preferred Stock.
          U.S. Holders who exchange their 12% Preferred Stock for cash in connection with such redemption will recognize gain or loss on the redemption in the manner described above under “—Sale or other Taxable Dispositions—U.S. Holders” provided that at least one of the following requirements (as determined under U.S. federal income tax principles) is met: (a) the redemption is not essentially equivalent to a dividend, (b) the redemption results in a complete termination of the U.S. Holder’s interest in the preferred and common stock, or (c) the redemption is substantially disproportionate with respect to the U.S. Holder. In determining whether any of the above requirements applies, 12% Preferred Stock and common stock considered to be owned by you by reason of certain attribution rules must be taken into account. If the redemption does not satisfy any of the above requirements, the entire amount received (without offset for your tax basis in the 12% Preferred Stock redeemed) will be treated as a distribution as described under “—Distributions—U.S. Holders” above and your tax basis in the redeemed 12% Preferred Stock will be allocated to any remaining 12% Preferred Stock and common stock.
          Non-U.S. Holders who exchange their 12% Preferred Stock for cash in connection with the redemption will generally be treated in the manner described above under “—Sale or other Taxable Dispositions—Non-U.S. Holders” so long as at least one of the requirements described in the preceding paragraph is met. If the redemption does not satisfy any of the above requirements, the entire amount received (without offset for your tax basis in the 12% Preferred Stock redeemed) will be treated as a distribution as described under “—Distributions—Non-U.S. Holders” above and your tax basis in the redeemed 12% Preferred Stock will be allocated to any remaining 12% Preferred Stock and common stock.
Information reporting and backup withholding
          U.S. Holders. Information reporting requirements generally will apply to payments qualifying as dividends on the 12% Preferred Stock or common stock and, unless the U.S. Holder receiving such amounts is an exempt recipient such as a corporation, to the proceeds of a sale or redemption of shares. Additionally, backup withholding will apply to such amounts if a U.S. Holder subject to the backup withholding rules fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.
          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service.
          Non-U.S. Holders. Information reporting will generally apply to dividend payments. Copies of these information reports may be made available to tax authorities in the country in which the non-U.S. Holder resides. A non-U.S. Holder will be subject to backup withholding with respect to dividends paid to such non-U.S. Holder unless such non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that such non-U.S. Holder is a United States person), or such non-U.S. Holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of 12% Preferred Stock or common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.
          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service.

LEGAL MATTERS
          The validity of the 12% Preferred Stock and common stock offered hereby will be passed upon for us by Zukerman, Gore, Brandeis & Crossman, LLP, New York, New York.
EXPERTS
          The consolidated statements of operations, stockholders’ equity and cash flows of Grubb & Ellis Company (formerly NNN Realty Advisors, Inc.) and subsidiaries for the year ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement, discontinued operations and the effects of the retrospective adjustment of the Consolidation Topic: Noncontrolling Interests in Consolidated Financial Statements). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The consolidated financial statements and schedules of Grubb & Ellis Company at December 31, 2008 and 2007, and for each of the two years in the period ended December 31, 2008, appearing in this prospectus and registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing herein which, as to the years 2008 and 2007, are based in part on the reports of PKF, independent registered public accounting firm. The financial statements and schedules audited by Ernst & Young LLP referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933 with respect to the shares of 12% Preferred Stock and common stock to be sold pursuant to this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information regarding us and the shares of 12% Preferred Stock and common stock to be sold pursuant to this prospectus, please refer to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
          We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the SEC. Reports, proxy statements, and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices. You may obtain information on the operation of the public reference rooms by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, like us, that file electronically with the SEC. The address of that website is: http://www.sec.gov. You can also obtain access to our reports and proxy statements, free of charge, on our website at http://www.grubb-ellis.com as soon as reasonably practicable after such filings are electronically filed with the SEC. The information on our website is not part of this prospectus. Our common stock is listed on the NYSE under the symbol “GBE.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Grubb & Ellis Company
          We have audited the consolidated balance sheets of Grubb & Ellis Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedules listed in the index at Item 16. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the financial statements of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.), a wholly-owned subsidiary, which statements reflect total assets of $6,264,000 and $20,584,000 as of December 31, 2008 and 2007, respectively, and total revenues of $15,224,000 and $18,315,000 for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.), is based solely on the report of the other auditors.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
          In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grubb & Ellis Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
          As discussed in Note 2 to the consolidated financial statements, on January 1, 2009 the Company adopted Statement of Financial Accounting Standards Board No. 160, later codified in ASC 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51”, and also adopted FASB Staff Position No. EITF 03-6-1, later codified in ASC 260-10, “Determining whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” All years and periods presented have been reclassified to conform to the adopted accounting standards.
          As discussed in Note 3, the accompanying 2007 consolidated financial statements have been restated.

/s/ Ernst & Young LLP

Irvine, California
May 27, 2009
except for Notes 2, 3, 10, 13, 15, 16, 19, 20, 22, 25 and 26 as to which the date is December 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.)
Santa Ana, California
          We have audited the accompanying statements of financial condition of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) (the “Company”) (not separately included herein) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ PKF

San Diego, California
November 19, 2009
PKF
Certified Public Accountants
A Professional Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders Grubb & Ellis Company:
          We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Grubb & Ellis Company (formerly NNN Realty Advisors, Inc.) and subsidiaries (the “Company”) for the year ended December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Grubb & Ellis Company and subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
          As discussed in Note 3, the accompanying 2006 consolidated financial statements have been restated.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
May 7, 2007 (May 27, 2009 as to the restatement discussed in Note 3, of discontinued operations discussed in Note 20, and December 4, 2009 as to the effects of the retrospective adjustment of the Consolidation Topic: Noncontrolling Interests in Consolidated Financial Statements discussed in Note 2)

GRUBB & ELLIS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
	2008	2007
		Restated
ASSETS
Current assets:
Cash and cash equivalents	$32,985	$49,328
Restricted cash	36,047	70,023
Investment in marketable equity securities	1,510	9,052
Current portion of accounts receivable from related parties — net	22,630	32,795
Current portion of advances to related parties — net	2,982	6,667
Notes receivable from related party — net	9,100	7,600
Service fees receivable — net	26,987	19,521
Current portion of professional service contracts — net	4,326	7,235
Real estate deposits and pre-acquisition costs	5,961	11,818
Properties held for sale — net	78,708	201,219
Identified intangible assets and other assets held for sale — net	25,747	61,810
Prepaid expenses and other assets	23,620	13,015
Deferred tax assets	—	7,991

Total current assets	270,603	498,074
Accounts receivable from related parties — net	11,072	10,360
Advances to related parties — net	11,499	3,751
Professional service contracts — net	10,320	13,088
Investments in unconsolidated entities	8,733	22,191
Property held for investment — net	88,699	130,957
Property, equipment and leasehold improvements — net	14,020	16,744
Goodwill	—	169,317
Identified intangible assets — net	100,631	118,944
Other assets — net	4,700	5,116

Total assets	$520,277	$988,542

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$70,222	$102,004
Due to related parties	2,447	3,329
Line of credit	63,000	—
Current portion of notes payable and capital lease obligations	333	351
Notes payable of properties held for sale	108,959	242,027
Liabilities of properties held for sale — net	9,257	16,036
Other liabilities	37,550	14,017
Deferred tax liabilities	2,080	—

Total current liabilities	293,848	377,764
Long-term liabilities:
Line of credit	—	8,000
Senior notes	16,277	16,277
Notes payable and capital lease obligations	107,203	107,343
Other long-term liabilities	11,875	15,291
Deferred tax liabilities	17,298	29,915

Total liabilities	446,501	554,590
Commitment and contingencies (Note 21)
Stockholders’ equity:
Preferred stock: $0.01 par value; 10,000,000, shares authorized as of December 31, 2008 and 2007; no shares issued and outstanding as of December 31, 2008 and 2007	—	—
Common stock: $0.01 par value; 100,000,000 shares authorized; 65,382,601 and 64,824,777 shares issued and outstanding as of December 31, 2008 and 2007, respectively	654	648
Additional paid-in capital	402,780	393,665
(Accumulated deficit) retained earnings	(333,263)	10,792
Other comprehensive loss	—	(1,049)
Total Grubb & Ellis Company stockholders’ equity	70,171	404,056
Noncontrolling interests	3,605	29,896

Total equity	73,776	433,952

Total liabilities, minority interest and stockholders’ equity	$520,277	$988,542

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006
		Restated	Restated
REVENUE
Transaction services	$240,250	$35,522	$—
Investment management	101,581	149,651	99,599
Management services	253,664	16,365	—
Rental related	33,284	28,119	8,944

Total revenue	628,779	229,657	108,543

OPERATING EXPENSE
Compensation costs	503,004	104,109	49,449
General and administrative	119,660	44,251	30,188
Depreciation and amortization	16,028	9,321	1,808
Rental related	21,377	20,839	9,423
Interest	14,207	10,818	6,765
Merger related costs	14,732	6,385	—
Real estate related impairments	59,114	—	—
Goodwill and intangible asset impairment	181,285	—	—

Total operating expense	929,407	195,723	97,633

OPERATING (LOSS) INCOME	(300,628)	33,934	10,910

OTHER (EXPENSE) INCOME
Equity in (losses) earnings of unconsolidated entities	(13,311)	2,029	1,948
Interest income	902	2,996	713

Other	(6,458)	(465)	—

Total other (expense) income	(18,867)	4,560	2,661

(Loss) income from continuing operations before income tax provision (benefit)	(319,495)	38,494	13,571
Income tax benefit (provision)	827	(14,753)	7,441
(Loss) income from continuing operations	(318,668)	23,741	21,012

DISCONTINUED OPERATIONS
Loss from discontinued operations — net of taxes	(24,278)	(960)	(1,031)
Gain on disposal of discontinued operations — net of taxes	357	252	68

Total loss from discontinued operations	(23,921)	(708)	(963)

NET (LOSS) INCOME	$(342,589)	$23,033	$20,049

Net (loss) income (attributable) available to noncontrolling interests	(11,719)	1,961	78

Net (loss) income (attributable) available to Grubb & Ellis Company	$(330,870)	$21,072	$19,971

Basic (loss) earnings per share
(Loss) income from continuing operations attributable to Grubb & Ellis Company	$(4.83)	$0.55	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company	(0.38)	(0.02)	(0.05)

Net (loss) earnings per share attributable to Grubb & Ellis Company	$(5.21)	$0.53	$1.01

Diluted (loss) earnings per share
(Loss) income from continuing operations attributable to Grubb & Ellis Company	$(4.83)	$0.55	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company	(0.38)	(0.02)	(0.05)

Net (loss) earnings per share attributable to Grubb & Ellis Company	$(5.21)	$0.53	$1.01

Basic weighted average shares outstanding	63,515	38,652	19,681

Diluted weighted average shares outstanding	63,515	38,652	19,694

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

			Additional	Accumulated Other	(Accumulated	Total
	Common Stock		Paid-In	Comprehensive	Deficit) Retained	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Equity
Balance as of January 1, 2006 (as previously reported)	17,372	$174	$3,902	$—	$24,701	$28,777	993	29,770

Prior year adjustment					(8,696)	(8,696)	—	(8,696)
Balance as of January 1, 2006 (as restated)	17,372	174	3,902	—	16,005	20,081	993	21,074

Dividends declared	—	—	—	—	(31,883)	(31,883)	—	(31,883)
Issuance of common stock to acquire Realty and NNN Capital Corp.	5,289	53	60,361	—	—	60,414	—	60,414
Issuance of common stock	14,080	141	159,859	—	—	160,000	—	160,000
Offering costs	—	—	(13,885)	—	—	(13,885)	—	(13,885)
Issuance of restricted shares to directors and officers	541	5	—	—	—	5	—	5
Vesting of share-based compensation	—	—	2,448	—	—	2,448	—	2,448
Contribution from noncontrolling interests	—	—	—	—	—	—	7,554	7,554
Distributions to noncontrolling interests	—	—	—	—	—	—	(315)	(315)
Deconsolidation of sponsored programs	—	—	—	—	—	—	(759)	(759)
Change in unrealized (loss) on marketable securities, net of taxes	—	—	—	(26)	—	(26)	—	(26)
Net income	—	—	—	—	19,971	19,971	78	20,049

Comprehensive income	—	—	—	—	—	19,945	78	20,023

Balance as of December 31, 2006(as restated)	37,282	373	212,685	(26)	4,093	217,125	7,551	224,676

Dividends declared	—	—	—	—	(14,373)	(14,373)	—	(14,373)
Vesting of share-based compensation	—	—	9,027	—	—	9,027	—	9,027
Common stock for merger transaction	26,196	262	171,953	—	—	172,215	—	172,215
Issuance of restricted shares to directors, officers and employees	1,450	14	—	—	—	14	—	14

			Additional	Accumulated Other	(Accumulated	Total
	Common Stock		Paid-In	Comprehensive	Deficit) Retained	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Equity
Cancellation of non-vested restricted shares	(103)	(1)	—	—	—	(1)	—	(1)
Contribution from noncontrolling interests	—	—	—	—	—	—	42,061	42,061
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,866)	(2,866)
Deconsolidation of sponsored programs	—	—	—	—	—	—	(19,419)	(19,419)
Compensation expense on profit sharing arrangements	—	—	—	—	—	—	1,999	1,999
Distribution to a noncontrolling interest in consolidated entity	—	—	—	—	—	—	(1,391)	(1,391)
Change in unrealized loss on marketable securities, net of taxes	—	—	—	(1,023)	—	(1,023)	—	(1,023)
Net income	—	—	—	—	21,072	21,072	1,961	23,033

Comprehensive income	—	—	—	—	—	20,049	1,961	22,010

Balance as of December 31, 2007(as restated)	64,825	648	393,665	(1,049)	10,792	404,056	29,896	433,952

Dividends declared	—	—	—	—	(13,395)	(13,395)	—	(13,395)
Vesting of share-based compensation	—	—	11,248	—	210	11,458	—	11,458
Repurchase of common stock	(532)	(5)	(1,835)	—	—	(1,840)	—	(1,840)
Issuance of restricted shares to directors, officers and employees	1,552	15	(15)	—	—	—	—	—
Issuance of stock to directors, officers and employees related to equity compensation awards	77	1	378	—	—	379	—	379
Cancellation of non-vested restricted shares	(539)	(5)	(75)	—	—	(80)	—	(80)
Contribution from noncontrolling interests	—	—	—	—	—	—	15,084	15,084
Distributions to noncontrolling interests	—	—	—	—	—	—	(4,093)	(4,093)
Deconsolidation of sponsored programs	—	—	—	—	—	—	(27,441)	(27,441)
Compensation expense on profit sharing arrangements	—	—	—	—	—	—	1,878	1,878

			Additional	Accumulated Other	(Accumulated	Total
	Common Stock		Paid-In	Comprehensive	Deficit) Retained	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interest	Equity
Change in unrealized loss on marketable securities, net of taxes	—	—	(586)	1,049	—	463	—	463
Net loss	—	—	—	—	(330,870)	(330,870)	(11,719)	(342,589)

Comprehensive loss	—	—	—	—	—	(330,407)	(11,719)	(342,126)

Balance as of December 31, 2008	65,383	$654	$402,780	$—	$(333,263)	$70,171	$3,605	$73,776

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2008	2007	2006
		Restated	Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(342,589)	$23,033	$20,049
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Equity in (earnings) losses of unconsolidated entities	13,311	(2,029)	(1,948)
Depreciation and amortization (including amortization of signing bonuses)	28,961	8,652	2,086
Loss on disposal of property, equipment and leasehold improvements	494	861	—
Goodwill and intangible asset impairment	181,286	—	—
Impairment of real estate	90,351	—	—
Stock-based compensation	11,705	9,041	3,865
Compensation expense on profit sharing arrangements	1,878	1,999	—
Amortization/write-off of intangible contractual rights	1,179	3,133	410
Amortization of deferred financing costs	1,006	1,713	31
Loss (gain) on sale of marketable equity securities	7,215	(184)	—
Deferred income taxes	(3,784)	(7,109)	(8,147)
Allowance for uncollectible accounts	13,319	806	1,408
Loss on write-off of real estate deposits and pre-acquisition costs	2,415	—	—
Other operating noncash gains (losses)	2,267	8	(105)
Changes in operating assets and liabilities:
Accounts receivable from related parties	6,480	6,018	(1,254)
Prepaid expenses and other assets	(28,945)	(36,295)	(919)
Accounts payable and accrued expenses	(19,915)	15,884	2,367
Other liabilities	(263)	8,012	(487)

Net cash (used in) provided by operating activities	(33,629)	33,543	17,356

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(4,407)	(3,331)	(2,339)
Tenant improvements and capital expenditures Purchases of marketable equity securities	(997)	(30,732)	(2,360)
Proceeds from sale of marketable equity securities	2,653	22,870	—
Advances to related parties	(13,173)	(39,112)	(19,268)
Proceeds from repayment of advances to related parties	20,043	117,496	16,713
Payments to related parties	(882)	(2,704)	(1,064)
Origination of notes receivable from related parties	(15,100)	(39,300)	(10,000)
Proceeds from repayment of notes receivable from related parties	13,600	41,700	777
Investments in unconsolidated entities	(29,163)	(9,076)	(111,772)
Sale of tenant-in-common interests in unconsolidated entities	—	20,466	101,128
Distributions of capital from unconsolidated entities	914	1,256	20,049
Acquisition of businesses — net of cash acquired	—	339	(7,398)
Acquisition of properties	(122,163)	(605,126)	(80,905)
Proceeds from sale of properties	—	92,945	31,684
Real estate deposits and pre-acquisition costs	(59,780)	(50,202)	(14,106)
Proceeds from collection of real estate deposits and pre-acquisition costs	118,835	49,427	26,722
Restricted cash	13,290	(53,825)	(4,064)

Net cash used in investing activities	(76,330)	(486,909)	(56,203)

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	Year Ended December 31,
	2008	2007	2006
		Restated	Restated
CASH FLOWS FROM FINANCING ACTIVITIES
Advances on line of credit	55,000	—	14,000
Repayment of advances on line of credit	—	(30,000)	(22,500)
Borrowings on notes payable and capital lease obligations	103,339	547,015	120,711
Repayments of notes payable and capital lease obligations	(56,386)	(143,848)	(95,930)
Other financing costs	—	850	(1,867)
Proceeds from issuance of senior notes	—	6,015	10,263
Repayments of participating notes	—	—	(2,300)
Redemption of redeemable preferred membership units	—	—	(5,506)
Deferred financing costs	(2,412)	(2,310)	(1,515)
Net proceeds from issuance of common stock	52	—	146,000
Repurchase of common stock	(1,840)	—	—
Dividends paid to common stockholders	(15,128)	(16,449)	(28,070)
Contributions from minority interests	15,084	42,061	7,554
Distributions to minority interests	(4,093)	(2,866)	(315)

Net cash provided by financing activities	93,616	400,468	140,525

NET (DECREASE) INCREASE IN CASH	(16,343)	(52,898)	101,678
Cash and cash equivalents — Beginning of year	49,328	102,226	548

Cash and cash equivalents — End of year	$32,985	$49,328	$102,226

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$21,089	$10,148	$5,784

Income taxes	$2,151	$22,622	$179

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Accrual for tenant improvements, lease commissions and capital expenditures	$739	$814	$—

Equipment acquired with capital lease obligations	$52	$541	$355

Dividends accrued	$—	$1,733	$3,813

Deconsolidation of assets held by variable interest entities	$301,656	$372,674	$28,016

Deconsolidation of liabilities held by variable interest entities	$222,448	$269,732	$17,449

Assets acquired in acquisition	$—	$462,730	$26,657

Liabilities assumed in acquisition	$—	$259,659	$19,342

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
1. ORGANIZATION
          Grubb & Ellis Company (the “Company” or “Grubb & Ellis”), a Delaware corporation founded 50 years ago in Northern California, is a commercial real estate services and investment management firms. On December 7, 2007, the Company effected a stock merger (the “Merger”) with NNN Realty Advisors, Inc. (“NNN”), a real estate asset management company and sponsor of public non-traded real estate investment trusts (“REITs”), as well as a sponsor of tax deferred tenant-in-common (“TIC”) 1031 property exchanges and other investment programs. Upon the closing of the Merger, a change of control occurred. The former stockholders of NNN acquired approximately 60% of the Company’s issued and outstanding common stock.
          The Company offers property owners, corporate occupants and program investors comprehensive integrated real estate solutions, including transactions, management, consulting and investment advisory services supported by market research and local market expertise.
          In certain instances throughout these Financial Statements phrases such as “legacy Grubb & Ellis” or similar descriptions are used to reference, when appropriate, Grubb & Ellis prior to the Merger. Similarly, in certain instances throughout these Financial Statements the term NNN, “legacy NNN” or similar phrases are used to reference, when appropriate, NNN Realty Advisors, Inc. prior to the Merger.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          Basis of Presentation and Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned controlled subsidiaries’, variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and partnerships/limited liability companies (“LLCs”) in which the Company is the managing member or general partner and the other partners/members lack substantive rights (hereinafter collectively referred to as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the Company evaluates the entity to determine if the entity is deemed a VIE, and if the Company is deemed to be the primary beneficiary, in accordance with the requirements of the Consolidation Topic.
          The Company consolidates entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities in which (i) the Company is not deemed to be the primary beneficiary, (ii) the Company’s ownership is 50.0% or less and (iii) the Company has the ability to exercise significant influence, the Company uses the equity accounting method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, plus contributions less distributions). The Company also uses the equity method of accounting for jointly-controlled tenant-in-common interests. As reconsideration events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations and will report such changes on a quarterly basis.
          As more fully discussed in Note 17, the Company has entered into a Third Amendment to its Credit Facility that requires the Company to comply with the Approved Budget that has been agreed to by the Company and the lenders, subject to agreed upon variances. The Company is also required under the Third Amendment to effect the Recapitalization plan on or before September 30, 2009 and in connection therewith to effect a Partial Prepayment on or before September 30, 2009. Among other things, in the event the Company does not complete the recapitalization plan and/or make the Partial Prepayment, the Credit Facility will terminate on January 15, 2010. In light of the current state of the financial markets and economic environment, there is risk that the Company will be unable to meet the terms of the Credit Facility which would result in the entire balance of the debt becoming due and payable. If the Credit Facility were to become due and payable on the alternative due date of January 15, 2010, there can be no assurances that the Company will have access to alternative funding sources, or if such sources are available to the Company, that they will be on favorable terms and conditions to the Company, which at that time could create substantial doubt about the Company’s ability to continue as a going concern after January 15, 2010.
          Use of Estimates — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including disclosure of contingent assets and liabilities) as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
          Credit Facility — Weak economic conditions could impact the Company’s ability to remain in compliance with the debt covenants contained within its Credit Facility described in Note 17 below. If revenues are less than the Company has projected, the Company will be required to take further actions within its control to reduce costs so as to allow the Company to remain in

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
compliance with the financial covenants in the Credit Facility. In the event the Company is required to amend the Credit Facility in order to remain in compliance with the financial covenants set forth therein, there can be no assurances that it will be able to do so.
          Reclassifications — Certain reclassifications have been made to prior year and prior interim period amounts in order to conform to the current period presentation. These reclassifications have no effect on reported net income. Adjustments related to the restatement of previously issued financial statements are detailed in Note 3.
          Cash and cash equivalents — Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased. Short-term investments with remaining maturities of three months or less when acquired are considered cash equivalents.
          Restricted Cash — Restricted cash is comprised primarily of cash and loan impound reserve accounts for property taxes, insurance, capital improvements, and tenant improvements related to consolidated properties. As of December 31, 2008 and 2007, the restricted cash was $36.0 million and $70.0 million, respectively.
          Accounts Receivable from Related Parties — Accounts receivable from related parties consist of fees earned from syndicated entities and properties under management, including property and asset management fees. Property and asset management fees are collected from the operations of the underlying real estate properties.
          Allowance for Uncollectible Receivables — Receivables are carried net of management’s estimate of uncollectible receivables. Management’s determination of the adequacy of these allowances is based upon evaluations of historical loss experience, operating performance of the underlying properties, current economic conditions, and other relevant factors.
          Real Estate Deposits and Pre-acquisition Costs — Real estate deposits and pre-acquisition costs are incurred when the Company evaluates properties for purchase and syndication. Pre-acquisition costs are capitalized as incurred. Real estate deposits may become nonrefundable under certain circumstances. The majority of the real estate deposits outstanding as of December 31, 2008 and 2007, were either refunded to the Company during the subsequent year or used to purchase property and subsequently reimbursed from the syndicated equity. Costs of abandoned projects represent pre-acquisition costs associated with properties no longer sought for acquisition by the Company and are included in general and administrative expense in the Company’s consolidated statement of operations.
          Payments to obtain an option to acquire real property are capitalized as incurred. All other costs related to a property that are incurred before the property is acquired, or before an option to acquire it is obtained, are capitalized if all of the following conditions are met and otherwise are charged to expense as incurred:
•	the costs are directly identifiable with the specific property;

•	the costs would be capitalized if the property were already acquired; and

•	acquisition of the property or an option to acquire the property is probable. This condition requires that the Company is actively seeking to acquire the property and have the ability to finance or obtain financing for the acquisition and that there is no indication that the property is not available for sale.
          Purchase Price Allocation — In accordance with the requirements of the Business Combinations Topic, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. In the case of real estate acquisitions, the allocation to tangible assets (building and land) is based upon determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.
          The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) our estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in identified intangible assets — net and below market lease values are included in liabilities of real estate properties in the accompanying consolidated financial statements and are amortized to rental revenue over the weighted-average remaining term of the acquired leases with each property.
          The total amount of identified intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered in allocating these values include the nature and extent of the credit quality and

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expectations of lease renewals, among other factors. These allocations are subject to change within one year of the date of purchase based on information related to one or more events identified at the date of purchase that confirm the value of an asset or liability of an acquired property.
          Identified Intangible Assets — The Company’s acquisitions require the application of purchase accounting in accordance with the requirements of the Business Combinations Topic. This results in tangible and identified intangible assets and liabilities of the acquired entity being recorded at fair value. Identified intangible assets includes a trade name, which is not being amortized and has an indefinite estimated useful life. The remaining other intangible assets primarily include contract rights, affiliate agreements, customer relationships and internally developed software, which are all being amortized over estimated useful lives ranging up to 20 years.
          Properties Held for Investment — Properties held for investment are carried at historical cost less accumulated depreciation, net of any impairments. The cost of these properties include the cost of land, completed buildings, and related improvements. Expenditures that increase the service life of properties are capitalized; the cost of maintenance and repairs is charged to expense as incurred. The cost of buildings and improvements is depreciated on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 15 to 39 years, and the shorter of the lease term or useful life, ranging from one to ten years for tenant improvements.
          Properties Held for Sale — In accordance with the requirements of the Property, Plant, and Equipment Topic, at the time a property is held for sale, such property is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. In addition, no depreciation or amortization of tenant origination cost is recorded for a property classified as held for sale. The Company classifies operating properties as properties held for sale in the period in which all of the required criteria are met.
          The Topic requires, in many instances, that the balance sheet and income statements for both current and prior periods report the assets, liabilities and results of operations of any component of an entity which has either been disposed of, or is classified as held for sale, as discontinued operations. In instances when a company expects to have significant continuing involvement in the component beyond the date of sale, the operations of the component instead continue to be fully recorded within the continuing operations of the Company through the date of sale. In accordance with this requirement, the Company records any results of operations related to its real estate held for sale as discontinued operations only when the Company expects not to have significant continuing involvement in the real estate after the date of sale.
          Property, Equipment and Leasehold Improvements — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease or the estimated service life of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Upon the sale or retirement of depreciable assets, the related accounts are relieved, with any resulting gain or loss included in operations.
          Impairment of Long-Lived Assets — In accordance with the Property, Plant, and Equipment Topic, long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, the Company would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. The Company estimates the fair value using available market information or other industry valuation techniques such as present value calculations. The Company recognized impairment charges of approximately $90.4 million against the carrying value of the properties and real estate investments for the year ended December 31, 2008, $18.0 million is recorded separately on the statement of operations and $72.4 million is included in discontinued operations. No impairment losses were recognized for the years ended December 31, 2007 and 2006.
          The Company recognizes goodwill and other non-amortizing intangible assets in accordance with the requirements of the Intangibles—Goodwill and Other Topic. Under this Topic, goodwill is recorded at its carrying value and is tested for impairment at least annually or more frequently if impairment indicators exist, at a level of reporting referred to as a reporting unit. The Company recognizes goodwill in accordance with the requirements of the Intangibles—Goodwill and Other Topic and tests the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of its reporting units, the Company used a discounted cash flow model and market comparable data. Significant judgment is required by management in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates, market/economic conditions, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment. The implied fair value of goodwill is determined by

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. During the fourth quarter of 2008, the Company identified the uncertainty surrounding the global economy and the volatility of the Company’s market capitalization as goodwill impairment indicators. The Company’s goodwill impairment analysis resulted in the recognition of an impairment charge of approximately $172.7 million during the year ended December 31, 2008.
          The Company also analyzed its trade name for impairment pursuant to the requirements of the Intangibles—Goodwill and Other Topic and determined that the trade name was not impaired as of December 31, 2008. Accordingly, no impairment charge was recorded related to the trade name during the year ended December 31, 2008. In addition to testing goodwill and its trade name for impairment, the Company tested the intangible contract rights for impairment during the fourth quarter of 2008. The intangible contract rights represent the legal right to future disposition fees of a portfolio of real estate properties under contract. As a result of the current economic environment, a portion of these disposition fees may not be recoverable. Based on the Company’s analysis for the current and projected property values, condition of the properties and status of mortgage loans payable, the Company determined that there are certain properties for which receipt of disposition fees was no longer probable. As a result, the Company recorded an impairment charge of approximately $8.6 million related to the impaired intangible contract rights as of December 31, 2008.
Revenue Recognition
Transaction Services
          Real estate commissions are recognized when earned which is typically the close of escrow. Receipt of payment occurs at the point at which all Company services have been performed, and title to real property has passed from seller to buyer, if applicable. Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees are recognized at the time the related services have been performed and delivered by the Company to the client, unless future contingencies exist.
Investment Management
          The Company earns fees associated with its transactions by structuring, negotiating and closing acquisitions of real estate properties to third-party investors. Such fees include acquisition fees for locating and acquiring the property and selling it to various TIC investors, REITs and its various real estate funds. The Company accounts for acquisition and loan fees in accordance with the amended Fair Value Measurements and Disclosures Topic deferred and the requirements of the Real Estate—Retail Land Topic. In general, the Company records the acquisition and loan fees upon the close of sale to the buyer if the buyer is independent of the seller, collection of the sales price, including the acquisition fees and loan fees, is reasonably assured, and the Company is not responsible for supporting operations of the property. Organizational marketing expense allowance (“OMEA”), fees are earned and recognized from gross proceeds of equity raised in connection with offerings and are used to pay formation costs, as well as organizational and marketing costs. When the Company does not meet the criteria for revenue recognition under the requirements of the Real Estate—Retail Land Topic and the requirements of Real Estate— General Topic, revenue is deferred until revenue can be reasonably estimated or until the Company defers revenue up to its maximum exposure to loss. Typically, the Company’s maximum exposure to loss is equal to the original amount of the investment. The Company earns disposition fees for disposing of the property on behalf of the REIT, investment fund or TIC. The Company recognizes the disposition fee when the sale of the property closes. The Company is entitled to loan advisory fees for arranging financing related to properties under management.
          The Company earns captive asset and property management fees primarily for managing the operations of real estate properties owned by the real estate programs, REITs and LLCs that invest in real estate or value funds it sponsors. Such fees are based on pre-established formulas and contractual arrangements and are earned as such services are performed. The Company is entitled to receive reimbursement for expenses associated with managing the properties; these expenses include salaries for property managers and other personnel providing services to the property. Each property in the Company’s TIC Programs is charged an accounting fee for costs associated with preparing financial reports. The Company is also entitled to leasing commissions when a new tenant is secured and upon tenant renewals. Leasing commissions are recognized upon execution of leases.
          Through its dealer-manager, the Company facilitates capital raising transactions for its programs its dealer-manager acts as a dealer-manager exclusively for the Company’s programs and does not provide securities services to any third party. The Company’s wholesale dealer-manager services are comprised of raising capital for its programs through its selling broker-dealer relationships. Most of the commissions, fees and allowances earned for its dealer-manager services are passed on to the selling broker-dealers as commissions and to cover offering expenses, and the Company retains the balance. Accordingly, the Company records these fees net of the amounts paid to its selling broker-dealer relationships.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Management Services
          Management fees are recognized at the time the related services have been performed by the Company, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse the Company for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract, are recognized as revenue by the Company in the same period as the related expenses are incurred. In certain instances, the Company sub contracts its property management services to independent property managers, in which case the Company passes a portion of their property management fee on to the sub contractor, and the Company retains the balance. Accordingly, the Company records these fees net of the amounts paid to its sub contractors.
          Professional Service Contracts — The Company holds multi-year service contracts with certain key transaction professionals for which cash payments were made to the professionals upon signing, the costs of which are being amortized over the lives of the respective contracts, which are generally two to five years. Amortization expense relating to these contracts of approximately $9.2 million and $443,000 was recorded for the years ended December 31, 2008 and 2007, respectively, and is included in compensation costs in the Company’s consolidated statement of operations.
          Fair Value of Financial Instruments — The Financial Instruments Topic, requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The Topic defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.
          As of December 31, 2008, the fair values of the Company’s notes payable, senior notes and lines of credit were approximately $195.4 million, $15.5 million and $60.0 million, respectively, compared to the carrying values of $216.0 million, $16.3 million and $63.0 million, respectively. The amounts recorded for accounts receivable, notes receivable, advances and accounts payable and accrued liabilities approximate fair value due to their short-term nature.
          Fair Value Measurements — Effective January 1, 2008, the Company adopted the requirements of the Fair Value Measurements and Disclosures Topic. The Topic defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Topic applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.
          The Topic emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the requirements of the Topic establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
          Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. In accordance with the provisions of the amended Fair Value Measurements and Disclosures Topic, the Company has partially applied the provisions of the Fair Value Measurements and Disclosures Topic only to its financial assets and liabilities recorded at fair value, which consist of available-for-sale marketable securities and interest rate caps.
          Stock-Based Compensation — Effective January 1, 2006, the Company adopted the requirements of the Equity Topic, under the modified prospective transition method. The Topic requires the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee’s requisite service period.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          (Loss) earnings per share — Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during each period. The computation of diluted (loss) earnings per share further assumes the dilutive effect of stock options, stock warrants and contingently issuable shares. Contingently issuable shares represent non-vested stock awards and unvested stock fund units in the deferred compensation plan. In accordance with the requirements of the Earnings Per Share Topic, these shares are included in the dilutive earnings per share calculation under the treasury stock method. Unless otherwise indicated, all pre-merger NNN share data have been adjusted to reflect the conversion as a result of the Merger (see Note 11 for additional information).
          In June 2008, the FASB issued an amendment to the requirements of the Earnings Per Share Topic, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the computation of earnings per share under the two-class method. The amendment is effective retrospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. As a result of adopting the amendment to the Earnings Per Share Topic on January 1, 2009, the Company has restated its earnings per share for the year ended December 31, 2007 as follows:

	As Previously
For the Year Ended December 31, 2007	Reported(1)	Adjustment	As Adjusted
Basic earnings per share
Income from continuing operations attributable to Grubb & Ellis Company	$0.56	$(0.01)	$0.55
Loss from discontinued operations attributable to Grubb & Ellis Company	$(0.01)	$(0.01)	$(0.02)

Net income attributable to Grubb & Ellis Company	$0.55	$(0.02)	$0.53

Diluted earnings per share
Income from continuing operations attributable to Grubb & Ellis Company	$0.56	$(0.01)	$0.55
Loss from discontinued operations attributable to Grubb & Ellis Company	$(0.01)	$(0.01)	$(0.02)

Net income attributable to Grubb & Ellis Company	$0.55	$(0.02)	$0.53

(1)	Amounts presented “as previously reported” have been reclassified to conform to current period presentation, to reflect the adoption of the Consolidation Topic as discussed in note 2, the restatement discussed in note 3, and the reclassification made to discontinued operations as discussed in Note 20.
          There was no impact on our earnings per share as a result of adopting this pronouncement for the years ended December 31, 2008 and 2006.
          Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and accounts receivable. The Company currently maintains substantially all of its cash with several major financial institutions. The Company has cash in financial institutions which is insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000 per depositor per insured bank. As of December 31, 2008, the Company had cash accounts in excess of FDIC insured limits. The Company believes this risk is not significant.
          Accrued Claims and Settlements — The Company has maintained partially self-insured and deductible programs for general liability, workers’ compensation and certain employee health care costs. In addition, the Company assumed liabilities at the date of the Merger representing reserves related to self insured errors and omissions program of the acquired company. Reserves for all such programs are included in accrued claims and settlements and compensation and employee benefits payable, as appropriate. Reserves are based on the aggregate of the liability for reported claims and an actuarially-based estimate of incurred but not reported claims. As of the date of the Merger, the Company entered into a premium based insurance policy for all error and omission coverage on claims arising after the date of the Merger. Claims arising prior to the date of the Merger continue to be applied against the previously mentioned liability reserves assumed relative to the acquired company.
          Income Taxes — Income taxes are accounted for under the asset and liability method in accordance with the requirements of the Income Taxes Topic. Deferred tax assets and liabilities are determined based on temporary differences between the financial

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. During the year ended December 31, 2008, the Company recorded a valuation allowance of $48.9 million.
          Effective January 1, 2007, the Company adopted an amendment to the requirements of the Income Taxes Topic. The amended Topic requires prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
          As a result of the implementation of the amended Topic, the Company had no additional liability that was required to be recorded; accordingly, no charge was taken to opening retained earnings on January 1, 2007 upon adoption of the amended Topic.
          Marketable Securities — The Company accounts for investments in marketable debt and equity securities in accordance with the requirements of the Investments-Debt and Equity Securities Topic. The Company determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable securities acquired are classified with the intent to generate a profit from short-term movements in market prices as trading securities. Debt securities are classified as held to maturity when there is a positive intent and ability to hold the securities to maturity. Marketable equity and debt securities not classified as trading or held to maturity are classified as available for sale.
          In accordance with the requirements of the Topic, trading securities are carried at their fair value with realized and unrealized gains and losses included in the statement of operations. The available for sale securities are carried at their fair market value and any difference between cost and market value is recorded as unrealized gain or loss, net of income taxes, and is reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity. Premiums and discounts are recognized in interest income using the effective interest method. Realized gains and losses and declines in value expected to be other-than-temporary on available for sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.
          Comprehensive Income (Loss) — Pursuant to the requirements of the Comprehensive Income Topic, the Company has included a calculation of comprehensive (loss) income in its accompanying consolidated statements of stockholders’ equity for the years ended December 31, 2008, 2007 and 2006. Comprehensive (loss) income includes net (loss) income adjusted for certain revenues, expenses, gains and losses that are excluded from net (loss) income.
          Guarantees — The Company accounts for its guarantees in accordance with the requirements of the Guarantees Topic. The Topic elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability.
          Segment Disclosure — As a result of the Merger in December 2007, the newly combined Company’s operating segments were evaluated for reportable segments. As a result, the legacy NNN reportable segments were realigned into a single operating and reportable segment called Investment Management. This realignment had no impact on the Company’s consolidated balance sheet, results of operations or cash flows. In accordance with the requirements of the Segment Reporting Topic, the Company divides its services into three primary business segments, transaction services, investment management and management services.
          Derivative Instruments and Hedging Activities — The Company applies the requirements of the Derivatives and Hedging Topic. The Topic requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value, while changes in that fair value may increase or decrease reported net (loss) income or stockholders’ equity, depending on interest rate levels and computed “effectiveness” of the derivatives, as that term is defined by the requirements of the Topic, but will have no effect on cash flows. The Company’s derivatives consist solely of four interest rate cap agreements with third parties, which were executed in relation to its credit agreement or notes payable obligations. These cap agreements were not accounted for as effective cash flow hedges as of December 31, 2008.
Noncontrolling Interests
          In December 2007, the FASB issued an amendment to the requirements of the Consolidation Topic. The Consolidation Topic established new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The Topic requires that noncontrolling interests be presented as a component of consolidated stockholders’ equity, eliminates minority interest accounting such that the amount of net income attributable to the noncontrolling interests is presented as part of consolidated net income in the accompanying consolidated statements of operations and not as a separate component of income

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and expense, and requires that upon any changes in ownership that result in the loss of control of the subsidiary, the noncontrolling interest be re-measured at fair value with the resultant gain or loss recorded in net income. The requirements of the Topic became effective for fiscal years beginning on or after December 15, 2008. The Company adopted the requirements of the Topic on a retrospective basis on January 1, 2009. The adoption of the requirements of the Topic had an impact on the presentation and disclosure of noncontrolling (minority) interests in the consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of the Topic, the Company is required to reflect the change in presentation and disclosure for all periods presented. Principal effect on the consolidated balance sheet as of December 31, 2008 related to the adoption of the requirements of the Topic was the change in presentation of minority interest from mezzanine to redeemable noncontrolling interest, as reported herein. Additionally, the adoption of the requirements of the Topic had the effect of reclassifying (income) loss attributable to noncontrolling interest in the consolidated statements of operations from minority interest to separate line items. The Topic also requires that net income (loss) be adjusted to include the net (income) loss attributable to the noncontrolling interest, and a new line item for net income (loss) attributable to controlling interest be presented in the consolidated statements of operations.
          A noncontrolling interest relates to the interest in the consolidated entities that are not wholly owned by the Company. As a result of adopting the requirements of the Consolidation Topic on January 1, 2009, the Company has restated the December 31, 2008, 2007 and 2006 consolidated balance sheets, as well as the statement of operations for the years ended December 31, 2008, 2007 and 2006 as follows:

	As Previously
As of December 31, 2008	Reported	Adjustment	As Adjusted
Minority interests	$3,605	$(3,605)	$—

Noncontrolling interest equity	$—	$3,605	$3,605

Total equity	$70,171	$3,605	$73,776

	As Previously
As of December 31, 2007	Reported	Adjustment	As Adjusted
Minority interests	$29,896	$(29,896)	$—

Noncontrolling interest equity	$—	$29,896	$29,896

Total equity	$404,056	$29,896	$433,952

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As Previously
As of December 31, 2006	Reported	Adjustment	As Adjusted
Minority interests	$7,551	$(7,551)	$—

Noncontrolling interest equity	$—	$7,551	$7,551

Total equity	$217,125	$7,551	$224,676

	As Previously
For the Year Ended December 31, 2008	Reported	Adjustment	As Adjusted
Minority interest in loss	$11,719	$(11,719)	$—

Net loss	$(330,870)	$(11,719)	$(342,589)

Loss attributable to noncontrolling interests	$—	$(11,719)	$(11,719)

	As Previously
For the Year Ended December 31, 2007	Reported	Adjustment	As Adjusted
Minority interest in income	$(1,961)	$1,961	$—

Net income	$21,072	$1,961	$23,033

Income attributable to noncontrolling interests	$—	$1,961	$1,961

	As Previously
For the Year Ended December 31, 2006	Reported	Adjustment	As Adjusted
Minority interest in income	$(78)	$78	$—

Net income	$19,971	$78	$20,049

Income attributable to noncontrolling interests	$—	$78	$78

Recently Issued Accounting Pronouncements
     The Company follows the requirements of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Topic defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value instruments. In February 2008, the FASB amended the Topic to delay the effective date of the Fair Value Measurements and Disclosures for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). There was no effect on the Company’s consolidated financial statements as a result of the adoption of the Topic as of January 1, 2008 as it relates to financial assets and financial liabilities. For items within its scope, the effective date of Fair Value Measurements and Disclosures Topic to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company will adopt the requirements of the Topic as it relates to non-financial assets and non-financial liabilities in the first quarter of 2009 and does not believe adoption will have a material effect on its consolidated financial statements.
     In February 2007, the FASB issued the requirements of the Financial Instruments Topic. The Topic permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the Topic on a prospective basis on January 1, 2008. The adoption of the Topic did not have a material impact on the consolidated financial statements since the Company did not elect to apply the fair value option for any of its eligible financial instruments or other items on the January 1, 2008 effective date.
     In December 2007, the FASB issued an amendment to the requirements of the Business Combinations Topic. The amended Topic requires will change the accounting for business combinations and will require an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Topic changed the accounting treatment and disclosure for certain specific items in a business combination. The Topic applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of the requirements of the Topic will materially affect the accounting for any future business combinations.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In March 2008, the FASB issued the requirements of the Derivatives and Hedging Topic. The Topic is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The Topic achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Topic is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt the requirements of the Derivatives and Hedging Topic in the first quarter of 2009 and does not believe the adoption will have a material effect on its consolidated financial statements.
     In April 2008, the FASB issued an amendment to the requirements of the Intangibles — Goodwill and Other Topic. The requirements of the amended Topic is intended to improve the consistency between the useful life of recognized intangible assets and the period of expected cash flows used to measure the fair value of the assets. The amendment changes the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets. In addition the amended Topic requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets. The requirements of the amended Topic is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company will adopt the requirements of the amended Topic on January 1, 2009. The adoption of the amended Topic is not expected to have a material impact on the consolidated financial statements.
     In December 2008, FASB issued an amendment to the requirements of the Transfers and Servicing Topic and an amendment to the requirements of the Consolidation Topic. The purpose of the amendment is to improve disclosures by public entities and enterprises. The amended Topic requires public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. The amended Topic requires public enterprises to provide additional disclosures about their involvement with variable interest entities. The requirements of the amended Topic is effective for financial statements issued for fiscal years and interim periods ending after December 15, 2008. For periods after the initial adoption date, comparative disclosures are required. The Company adopted the requirements of the amended Topic on December 31, 2008.
3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
     On March 16, 2009, management and the Audit Committee of the Board of Directors concluded that the Company’s previously issued audited financial statements should be restated, for the reasons discussed below.
     The restatement of the Company’s financial statements was based upon a review of the accounting treatment of certain transactions entered into by NNN with respect to certain tenant-in-common investment programs (“TIC Programs”) sponsored by NNN prior to the Merger. The review of NNN’s accounting treatment was prompted by the Company being made aware of the existence of a letter agreement, wherein NNN agreed to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC Program (the “Exchange Letter”). In the course of its review, the Company became aware of additional letter agreements, some providing for a right of exchange similar to that contained in the Exchange Letter, another that provided the investor with certain repurchase rights under certain circumstances with respect to their investment and others in which NNN committed to provide certain investors in certain TIC Programs a specified rate of return. The agreements containing such rights of exchange and repurchase rights pertain to initial investments in TIC programs totaling $31.6 million.
     Upon review of the accounting treatment for these letter agreements as well as other TIC Programs and master lease arrangements, management concluded that some of the letter agreements had not been accounted for and that revenue had been incorrectly recognized as it related to these letter agreements as well as other TIC Programs and master lease arrangements under the requirements of the Real Estate—Retail Land Topic and the requirements of Real Estate—General Topic because the Company had various forms of continuing involvement after the close of the sale of the investments in the TIC Programs to third-parties. As a result of the recognition by the Company of the applicable fee revenue in the incorrect accounting periods, the Company reduced retained earnings as of January 1, 2006 by approximately $8.7 million; increased revenues in 2006 by approximately $518,000; and increased revenues in 2007 by approximately $251,000 to correct these errors.
     Management also concluded that because NNN had various forms of continuing involvement after the close of the sale of the investments in the TIC Programs to third-parties, certain entities involved in the TIC Programs were variable interest entities in which the Company was the primary beneficiary and therefore were required to be consolidated in accordance with the requirements of the Consolidation Topic. As a result, the Company increased total assets by $12.3 million, total liabilities by $1.1 million and minority interest by $11.2 million at December 31, 2007 to correct this error.
     Management further concluded the method used for December 31, 2007 to present, in its statement of cash flows, its deconsolidation of certain entities the Company no longer controlled was erroneous to the extent certain non cash investing and

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
financing transactions were presented as sources and uses of cash. As a result of this error, cash flows used in investing activities increased by $251.6 million and cash flows provided by financing activities increased by $251.9 million.
     Restatement adjustments pertaining to income taxes relate to the revenue recognition restatement adjustments described above.
     All applicable notes have been restated to reflect the above described adjustments.

	December 31, 2007
	As previously
(In thousands)	reported(1)	Adjustments	As Restated
ASSETS
Current assets:
Restricted cash	$69,098	$925	$70,023

Current portion of accounts receivable from related parties — net	32,575	220	32,795
Current portion of advances to related parties — net	7,010	(343)	6,667
Deferred tax assets	7,854	137	7,991
Total current assets	497,135	939	498,074
Investments in unconsolidated entities	11,028	11,163	22,191
Total assets	976,440	12,102	988,542

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	100,867	1,137	102,004
Other liabilities	6,712	7,305	14,017
Total current liabilities	369,322	8,442	377,764
Long-term liabilities:
Deferred tax liabilities	32,837	(2,922)	29,915
Total liabilities	549,070	5,520	554,590
Stockholders’ equity:
Retained earnings	15,381	(4,589)	10,792
Total Grubb & Ellis Company stockholders’ equity	408,645	(4,589)	404,056
Noncontrolling interests	18,725	11,171	29,896
Total equity	427,370	6,582	433,952
Total liabilities and stockholders’ equity	976,440	12,102	988,542

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For The Year Ended December 31, 2007			For The Year Ended December 31, 2006
	As Previously			As Previously
(In thousands)	Reported(1)	Adjustments	As Restated	Reported(1)	Adjustments	As Restated
REVENUE
Investment management	$149,400	$251	$149,651	$99,081	$518	$99,599
Total revenue	229,406	251	229,657	108,025	518	108,543
OPERATING EXPENSE
General and administrative	44,251	—	44,251	29,845	343	30,188
Interest	10,814	4	10,818	5,569	1,196	6,765
Total operating expense	195,719	4	195,723	96,094	1,539	97,633

OPERATING INCOME (LOSS)	33,687	247	33,934	11,931	(1,021)	10,910

OTHER INCOME (EXPENSE)
Equity in earnings (losses) of unconsolidated entities	(339)	2,368	2,029	491	1,457	1,948
Interest income	2,994	2	2,996	713	—	713
Other	(650)	185	(465)	—	—	—
Total other income	2,005	2,555	4,560	1,204	1,457	2,661
Income from continuing operations before income tax (provision) benefit	35,692	2,802	38,494	13,135	436	13,571
Income tax (provision) benefit	(14,601)	(152)	(14,753)	4,230	3,211	7,441

Income from continuing operations	21,091	2,650	23,741	17,365	3,647	21,012
NET INCOME	$20,383	$2,650	$23,033	$16,402	$3,647	$20,049

Net income (loss) attributable to noncontrolling interests	(459)	2,420	1,961	308	(230)	78
Net income attributable to Grubb & Ellis Company	$20,842	$230	$21,072	$16,094	$3,877	$19,971
Basic earnings (loss) per share

Income from continuing operations attributable to Grubb & Ellis Company	$0.54	$0.01	$0.55	$0.87	$0.19	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company	$(0.02)	$—	$(0.02)	$(0.05)	$—	$(0.05)
Net earnings per share attributable to Grubb & Ellis Company	$0.52	$0.01	$0.53	$0.82	$0.19	$1.01

Diluted earnings (loss) per share
Income from continuing operations attributable to Grubb & Ellis Company	$0.54	$0.01	$0.55	$0.87	$0.19	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company	$(0.02)	$—	$(0.02)	$(0.05)	$—	$(0.05)
Net earnings per share attributable to Grubb & Ellis Company	$0.52	$0.01	$0.53	$0.82	$0.19	$1.01

Basic weighted average shares outstanding	38,652		38,652	19,681		19,681
Diluted weighted average shares outstanding	38,652		38,652	19,694		19,694

(1)	Amounts presented “as previously reported” have been reclassified to conform to current year presentation, to reflect the adoption of the Consolidation Topic and the adoption of the amended Earnings Per Share Topic. See discussion of reclassifications in note 2.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For The Year Ended December 31, 2007			For The Year Ended December 31, 2006
	As			As
	Previously		As	Previously		As
(In thousands)	Reported	Adjustments	Restated	Reported(1)	Adjustments	Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,383	$2,650	$23,033	$16,402	$3,647	$20,049
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses (earnings) of unconsolidated entities	339	(2,368)	(2,029)	(491)	(1,457)	(1,948)
Depreciation and amortization	9,668	(1,016)	8,652	2,086	—	2,086
Loss on disposal of property, equipment and leasehold improvements	—	861	861	—	—	—
Stock-based compensation	9,041	—	9,041	3,865	—	3,865
Compensation expense on profit sharing arrangements	—	1,999	1,999	—	—	—
Amortization/write-off of intangible contract rights	3,249	(116)	3,133	410	—	410
Amortization of deferred financing costs	1,713	—	1,713	31	—	31
Gain on sale of marketable equity securities	—	(184)	(184)	—	—	—
Deferred income taxes	(5,918)	(1,191)	(7,109)	(4,936)	(3,211)	(8,147)
Allowance for uncollectible accounts	859	(53)	806	1,408	—	1,408
Other operating non cash (gains) losses	(119)	127	8	(448)	343	(105)
Changes in operating assets and liabilities:
Accounts receivable from related parties	(8,907)	14,925	6,018	(2,636)	1,382	(1,254)
Prepaid expenses and other assets	366	(36,661)	(36,295)	(1,062)	143	(919)
Accounts payable and accrued expenses	1,110	14,774	15,884	51	2,316	2,367
Other liabilities	1,857	6,155	8,012	521	(1,008)	(487)
Net cash provided by (used in) operating activities	33,641	(98)	33,543	15,201	2,155	17,356
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,693)	(638)	(3,331)	(1,984)	(355)	(2,339)
Purchases of marketable equity securities	(2,087)	(28,645)	(30,732)	(2,360)	—	(2,360)
Proceeds from sale of marketable equity securities	—	22,870	22,870	—	—	—
Advances to related parties	(5,340)	(33,772)	(39,112)	(19,268)	—	(19,268)
Proceeds from repayment of advances to related parties	3,072	114,424	117,496	16,713	—	16,713
Payments to related parties	(3,080)	376	(2,704)	—	(1,064)	(1,064)
Origination of notes receivable from related parties	(7,600)	(31,700)	(39,300)	(10,000)	—	(10,000)
Proceeds from repayment of notes receivable from related parties	10,000	31,700	41,700	777	—	777
Investments in unconsolidated entities	(2,250)	(6,826)	(9,076)	596	(112,368)	(111,772)
Sale of tenant-in-common interests in unconsolidated entities	—	20,466	20,466	—	101,128	101,128
Distributions of capital received from investments in unconsolidated entities	—	1,256	1,256	—	20,049	20,049
Acquisition of properties	(677,392)	72,266	(605,126)	(80,905)	—	(80,905)
Proceeds from sale of properties	472,553	(379,608)	92,945	31,684	—	31,684
Real estate deposits and pre-acquisition costs	(11,686)	(38,516)	(50,202)	(15,948)	1,842	(14,106)
Proceeds from collection of real estate deposits and pre-acquisition costs	12,749	36,678	49,427	33,768	(7,046)	26,722
Restricted cash	(21,909)	(31,916)	(53,825)	(2,787)	(1,277)	(4,064)
Net cash (used in) provided by investing activities	(235,324)	(251,585)	(486,909)	(57,112)	909	(56,203)
CASH FLOWS FROM FINANCING ACTIVITIES:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For The Year Ended December 31, 2007			For The Year Ended December 31, 2006
	As			As
	Previously		As	Previously		As
(In thousands)	Reported	Adjustments	Restated	Reported(1)	Adjustments	Restated
Advances on line of credit	(30,000)	—	(30,000)	—	14,000	14,000
Repayment of advances on line of credit	—	—	—	(8,500)	(14,000)	(22,500)
Borrowings on notes payable and capital lease obligations	239,888	307,127	547,015	71,106	49,605	120,711
Repayments of notes payable and capital leases obligations	(62,874)	(80,974)	(143,848)	(36,820)	(59,110)	(95,930)
Other financing costs	850	—	850	(1,973)	106	(1,867)
Contributions from minority interests	13,409	28,652	42,061	904	6,650	7,554
Distributions to minority interests	—	(2,866)	(2,866)	—	(315)	(315)
Net cash provided by (used in) financing activities	148,529	251,939	400,468	143,589	(3,064)	140,525
NET (DECREASE) INCREASE IN CASH	(53,154)	256	(52,898)	101,678	—	101,678
Cash and cash equivalents — End of year	$49,072	$256	$49,328	$102,226	$—	$102,226
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Deconsolidation of assets held by variable interest entities	$—	$372,674	$372,674	$—	$28,016	$28,016
Deconsolidation of liabilities held by variable interest entities	$—	$269,732	$269,732	$—	$17,449	$17,449

(1)	Amounts presented “as previously reported” have been reclassified to conform to current year presentation. See discussion of reclassifications in note 2.
4. MARKETABLE SECURITIES
     The Company has partially applied the the requirements of the Fair Value Measurements and Disclosures Topic to its financial assets recorded at fair value, which consist of available-for-sale marketable securities. The Topic establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets, while other levels use observable market data or internally-developed valuation models. The valuation of the Company’s available-for-sale marketable securities is based on quoted prices in active markets for identical securities.
     The historical cost and estimated fair value of the available-for-sale marketable securities held by the Company are as follows:

	As of December 31, 2007
		Gross Unrealized
(In thousands)	Historical Cost	Gains	Losses	Market Value
Marketable equity securities	$4,440	$—	$(1,355)	$3,085

     Sales of marketable equity securities resulted in realized losses of approximately $1.8 million during 2008, of which the Company recognized $1.6 million of these losses during the second quarter, prior to the sale of all the securities, as the Company believed that the decline in the value of these securities was other than temporary. Sales of equity securities resulted in realized gains of $1.2 million and realized losses of $1.0 million for the year ended December 31, 2007. There were no sales of equity securities for the year ended December 31, 2006.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Investments in Limited Partnerships
          Since the acquisition of its subsidiary, Grubb & Ellis Alesco Global Advisors, LLC (“Alesco”) in 2007, the Company serves as general partner and investment advisor to six hedge fund limited partnerships, five of which are required to be consolidated: Grubb & Ellis AGA Realty Income Fund, LP, AGA Strategic Realty Fund, L.P., AGA Global Realty Fund LP and AGA Realty Income Partners LP and one mutual fund which is required to be consolidated, Grubb & Ellis Realty Income Fund.
          In accordance with the requirements of the Consolidation Topic, Alesco consolidates five hedge fund limited partnerships as the rights of the limited partners do not overcome the rights of the general partner.
          For the years ended December 31, 2008 and 2007, Alesco had investment losses of approximately $4.6 million and $680,000, respectively, which are reflected in other expense and offset in minority interest in loss of consolidated entities on the statements of operations. Alesco earned approximately $103,000 and $15,000 of management fees based on ownership interest under the agreements for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007 these limited partnerships had assets of approximately $1.5 million and $6.0 million, respectively, primarily consisting of exchange traded marketable securities, including equity securities and foreign currencies.
          The following table reflects trading securities. The original cost, estimated market value and gross unrealized appreciation and depreciation of equity securities are presented in the tables below:

	As of December 31, 2008				As of December 31, 2007
		Gross		Fair				Fair
	Historical	Unrealized		Market	Historical	Gross Unrealized		Market
(In thousands)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Equity securities	$1,933	$12	$(435)	$1,510	$7,250	$134	$(1,417)	$5,967

	For The Year Ended				For The Year Ended
	December 31, 2008				December 31, 2007
		Realized	Unrealized			Realized	Unrealized
	Investment	Gains	Gains		Investment	Gains	Gains
(In thousands)	Income	(Losses)	(Losses)	Total	Income	(Losses)	(Losses)	Total
Equity securities	$307	$(5,454)	$841	$(4,306)	$163	$(185)	$(618)	$(640)
Less investment expenses	(283)	—	—	(283)	(40)	—	—	(40)

	$24	$(5,454)	$841	$(4,589)	$123	$(185)	$(618)	$(680)

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5. RELATED PARTIES
          Related party transactions as of December 31, 2008 and 2007 are summarized below:
Accounts Receivable
          Accounts receivable from related parties consisted of the following:

	December 31,
(In thousands)	2008	2007
Accrued property management fees	$23,298	$19,574
Accrued lease commissions	7,720	9,945
Other accrued fees	3,372	4,432
Other receivables	647	4,147
Accrued asset management fees	1,725	1,206
Accounts receivable from sponsored REITs	4,768	4,796
Accrued real estate acquisition fees	1,834	87

Total	43,364	44,187
Allowance for uncollectible receivables	(9,662)	(1,032)

Accounts receivable from related parties — net	33,702	43,155
Less portion classified as current	(22,630)	(32,795)

Non-current portion	$11,072	$10,360
Advances to Related Parties
          The Company makes advances to affiliated real estate entities under management in the normal course of business. Such advances are uncollateralized, generally have payment terms of one year or less and bear interest at 6.0% to 12.0% per annum. The advances consisted of the following:

	December 31,
	2008	2007
(In thousands)		Restated
Advances to properties of related parties	$14,714	$9,823
Advances to related parties	2,937	2,434

Total	17,651	12,257
Allowance for uncollectible advances	(3,170)	(1,839)

Advances to related parties — net	14,481	10,418
Less portion classified as current	(2,982)	(6,667)

Non-current portion	$11,499	$3,751

          As of December 31, 2007, advances to a program that is 30.0% owned and managed by Anthony W. Thompson, the Company’s former Chairman and a significant shareholder, who subsequently resigned in February 2008 but remains a substantial stockholder of the Company, totaled $1.0 million including accrued interest. These amounts were repaid in full during the year ended December 31, 2008 and as of December 31, 2008 there were no outstanding advances related to this program. However, as of December 31, 2008, accounts receivable totaling $310,000 is due from this program. On November 4, 2008, the Company made a formal written demand to Mr. Thompson for these monies.
          As of December 31, 2008, advances to a program that is 40.0% owned and, as of April 1, 2008, managed by Mr. Thompson totaled $983,000, which includes $61,000 in accrued interest. As of December 31, 2008, the total outstanding balance of $983,000 was past due. The total past due amount of $983,000 has been reserved for and is included in the allowance for uncollectible advances. On November 4, 2008 and April 3, 2009, the Company made a formal written demand to Mr. Thompson for these monies.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Notes Receivable From Related Party
          In December 2007, the Company advanced $10.0 million to Grubb & Ellis Apartment REIT, Inc. (“Apartment REIT ”) on an unsecured basis. The unsecured note required monthly interest-only payments which began on January 1, 2008. The balance owed to the Company as of December 31, 2007 which consisted of $7.6 million in principal was repaid in full in the first quarter of 2008.
          In June 2008, the Company advanced $6.0 million to Grubb & Ellis Healthcare REIT, Inc. (“Healthcare REIT”) on an unsecured basis. The unsecured note had a maturity date of December 30, 2008 and bore interest at a fixed rate of 4.96% per annum, however, Healthcare REIT repaid in full the $6.0 million note in the third quarter of 2008. The note required monthly interest-only payments beginning on August 1, 2008 and provided for a default interest rate in an event of default equal to 2.00% per annum in excess of the stated interest rate.
          In June 2008, the Company advanced $3.7 million to Apartment REIT on an unsecured basis. The unsecured note originally had a maturity date of December 27, 2008 and bore interest at a fixed rate of 4.95% per annum. Effective November 10, 2008, the Company extended the maturity date to May 10, 2009 and adjusted the interest rate to a fixed rate of 5.26% per annum, and effective May 10, 2009, the Company extended the maturity date to November 10, 2009 and adjusted the interest rate to a fixed rate of 8.43% per annum. The note requires monthly interest-only payments beginning on August 1, 2008 and provides for a default interest rate in an event of default equal to 2.00% per annum in excess of the stated interest rate. In September 2008, the Company advanced an additional $5.4 million to Apartment REIT on an unsecured basis. The unsecured note originally had a maturity date of March 15, 2009 and bore interest at a fixed rate of 4.99% per annum. Effective March 9, 2009, the Company extended the maturity date to September 15, 2009 and adjusted the interest rate to a fixed rate of 5.00% per annum. The note requires monthly interest-only payments beginning on October 1, 2008 and provides for a default interest rate in an event of default equal to 2.00% per annum in excess of the stated interest rate. As of December 31, 2008, the balance owed by Apartment REIT to the Company on the two unsecured notes totals $9.1 million in principal with no interest outstanding.
6. SERVICE FEES RECEIVABLE, NET
          Service fees receivable consisted of the following:

	December 31,
(In thousands)	2008	2007
Transaction services fees receivable	$16,185	$11,289
Management services fees receivable	11,848	8,903
Allowance for uncollectible accounts	(871)	(343)

Total	27,162	19,849
Less portion classified as current	(26,987)	(19,521)

Non-current portion (included in other assets)	$175	$328

7. VARIABLE INTEREST ENTITIES
          The determination of the appropriate accounting method with respect to the Company’s variable interest entities (“VIEs”), including joint ventures, is based on the requirements of the Consolidation Topic. The Company consolidates any VIE for which it is the primary beneficiary.
          The Company determines if an entity is a VIE under the requirements of the Consolidation Topic based on several factors, including whether the entity’s total equity investment at risk upon inception is sufficient to finance the entity’s activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. In a quantitative analysis, the Company incorporates various estimates, including estimated future cash flows, asset hold periods and discount rates, as well as estimates of the probabilities of various scenarios occurring. If the entity is a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The Company is deemed to be the primary beneficiary of the VIE and consolidates the entity if the Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns or both.
          A change in the judgments, assumptions and estimates outlined above could result in consolidating an entity that is not currently consolidated or accounting for an investment on the equity method that is currently consolidated, the effects of which could be material to the Company’s consolidated financial statements.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          As of December 31, 2008 the Company had investments in seven LLCs that are VIEs in which the Company is the primary beneficiary. These seven LLCs hold interests in the Company’s TIC investments. The carrying value of the assets and liabilities for these consolidated VIEs as of December 31, 2008 was $3.7 million and $309,000, respectively. As of December 31, 2007, the Company had investments in 13 LLCs that are VIEs in which the Company is the primary beneficiary. These 13 LLCs hold interests in the Company’s TIC investments. The carrying value of the assets and liabilities for these consolidated VIEs as of December 31, 2007 was $23.9 million and $24.4 million, respectively. The $24.4 million in liabilities includes $18.8 million of full recourse mezzanine debt. In addition, these consolidated VIEs are joint and severally liable on the non-recourse mortgage debt related to the interests in the Company’s TIC investments totaling $277.8 million and $392.2 million as of December 31, 2008 and 2007, respectively. This mortgage debt is not consolidated as the LLCs account for the interests in the Company’s TIC investments under the equity method and the non recourse mortgage debt does not meet the criteria under the requirements of the Transfers and Servicing Topic for recognizing the share of the debt assumed by the other TIC interest holders for consolidation. The Company does consider the third party TIC holders ability and intent to repay their share of the joint and several liability in evaluating the recovery. Six LLCs deconsolidated during the year ended December 31, 2008 as a result of the Company selling interests in certain real estate properties that it held through these consolidated LLCs which resulted in the Company no longer being the primary beneficiary of these LLCs.
          If the interest in the entity is determined to not be a VIE under the requirements of the Consolidation Topic, then the entity is evaluated for consolidation under the requirements of the Investments—Equity Method and Joint Ventures Topic, as amended by the requirements of the Consolidation Topic.
          As of December 31, 2008 and 2007 the Company had a number of entities that were determined to be VIEs that did not meet the requirements of the Consolidation Topic. The unconsolidated VIEs are accounted for under the equity method. The aggregate investment carrying value of the unconsolidated VIEs was $5.0 million and $5.2 million as of December 31, 2008 and 2007, respectively, and was classified under Investments in Unconsolidated Entities in the consolidated balance sheet. The Company’s maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. Future funding commitments as of December 31, 2008 for the unconsolidated VIEs totaled $823,000. In addition, as of December 31, 2008 and 2007, these unconsolidated VIEs are joint and severally liable on non-recourse mortgage debt totaling $385.3 million and $336.9 million, respectively. This mortgage debt is not consolidated as the LLCs account for the interests in the Company’s TIC investments under the equity method and the non recourse mortgage debt does not meet the criteria under the requirements of the Transfers and Servicing Topic for recognizing the share of the debt assumed by the other TIC interest holders for consolidation. The Company does consider the third party TIC holders ability and intent to repay their share of the joint and several liability in evaluating the recovery. Although the mortgage debt is non-recourse to the VIE that holds the TIC interest, the Company has full recourse guarantees on a portion of such mortgage debt totaling $3.5 million and $0 as of December 31, 2008 and 2007, respectively. In evaluating the recovery of the TIC investment the Company evaluated the likelihood that the lender would foreclose on the VIEs interest in the TIC to satisfy the obligation. See Note 8 — Investments in Unconsolidated Entities for additional information.
8. INVESTMENTS IN UNCONSOLIDATED ENTITIES
          As of December 31, 2008 and 2007, the Company held investments in five joint ventures totaling $3.8 million and $5.9 million, respectively, which represent a range of 5.0% to 10.0% ownership interest in each property. In addition, pursuant to the requirements of the Consolidation Topic, the Company has consolidated seven LLCs with investments in unconsolidated entities totaling $3.7 million as of December 31, 2008 and 13 LLCs with investments in unconsolidated entities totaling $17.0 million as of December 31, 2007, respectively (of which $5.9 million is included in properties held for sale including investments in unconsolidated entities on the consolidated balance sheet as of December 31, 2007). In addition, the Company had an investment in Grubb & Ellis Realty Advisors, Inc. (“GERA”) of $4.1 million as of December 31, 2007. The remaining amounts within investments in unconsolidated entities are related to various LLCs, which represent ownership interests of less than 1.0%.
          As of December 31, 2007, the Company owned approximately 5.9 million shares of common stock of GERA, which was a publicly traded special purpose acquisition company, which represented approximately 19% of the outstanding common stock. The Company also owned approximately 4.6 million GERA warrants which were exercisable into additional GERA common stock, subject to certain conditions. As part of the Merger, the Company recorded each of these investments at fair value on December 7, 2007, the date they were acquired, at a total investment of approximately $4.5 million.
          All of the officers of GERA were also officers or directors of legacy Grubb & Ellis, although such persons did not receive any compensation from GERA in their capacity as officers of GERA. Due to the Company’s ownership position and influence over the operating and financial decisions of GERA, the Company’s investment in GERA was accounted for within the Company’s consolidated financial statements under the equity method of accounting. The Company’s combined carrying value of these GERA investments as of December 31, 2007, totaled approximately $4.1 million, net of an unrealized loss, and was included in investments in unconsolidated entities in the Company’s consolidated balance sheet as of that date.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     On February 28, 2008, a special meeting of the stockholders of GERA was held to vote on, among other things, a proposed transaction with the Company. GERA failed to obtain the requisite consents of its stockholders to approve the proposed business transaction and at a subsequent special meeting of the stockholders of GERA held on April 14, 2008, the stockholders of GERA approved the dissolution and plan of liquidation of GERA. The Company did not receive any funds or other assets as a result of GERA’s dissolution and liquidation.
     As a consequence, the Company wrote off its investment in GERA and other advances to that entity in the first quarter of 2008 and recognized a loss of approximately $5.8 million which is recorded in equity in losses on the consolidated statement of operations and is comprised of $4.5 million related to stock and warrant purchases and $1.3 million related to operating advances and third party costs, which included an unrealized loss previously reflected in accumulated other comprehensive loss.
     As of December 31, 2008 and 2007 the Company had interests in certain variable interest entities, of which the Company was not considered the primary beneficiary. Accordingly, such VIEs were not consolidated in the financial statements.
9. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
     Property and equipment consisted of the following:

		December 31,
(In thousands)	Useful Life	2008	2007
Computer equipment	3-5 years	$31,115	$32,022
Automobiles	5 years	11	11
Capital leases	1-5 years	1,566	1,519
Furniture and fixtures	7 years	25,083	25,283
Leasehold improvements	1-5 years	7,834	7,810

Total		65,609	66,645
Accumulated depreciation and amortization		(51,589)	(49,901)

Property and equipment — net		$14,020	$16,744

     The Company recognized $6.8 million, $1.8 million and $1.8 million of depreciation expense for the years ended December 31, 2008, 2007 and 2006, respectively.
10. PROPERTY HELD FOR INVESTMENT
     Property held for investment consisted of the following:

		December 31,	December 31,
(In thousands)	Useful Life	2008	2007
Building and capital improvement	39 years	$79,315	$113,604

Tenant improvement	1—12 years	5,612	5,656
Accumulated depreciation		(6,519)	(3,491)

Total		78,408	115,769
Land		10,291	15,188

Property held for investment — net		$88,699	$130,957

     The Company recognized $3.3 million, $1.4 million and $0 of depreciation expense related to the properties held for investment for the years ended December 31, 2008, 2007 and 2006, respectively.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
11. BUSINESS COMBINATIONS AND GOODWILL
     Merger of Grubb & Ellis Company with NNN
     On December 7, 2007, the Company effected the Merger with NNN, a real estate asset management company and sponsor of TIC Programs as well as a sponsor of two non-traded REITs and other investment programs.
     On December 7, 2007, pursuant to the Merger Agreement (i) each issued and outstanding share of common stock of NNN was automatically converted into 0.88 of a share of common stock of the Company, and (ii) each issued and outstanding stock options of NNN, exercisable for common stock of NNN, was automatically converted into the right to receive stock options exercisable for common stock of the Company based on the same 0.88 share conversion ratio. Therefore, 43,779,740 shares of common stock of NNN that were issued and outstanding immediately prior to the Merger were automatically converted into 38,526,171 shares of common stock of the Company, and the 739,850 NNN stock options that were issued and outstanding immediately prior to the Merger were automatically converted into 651,068 stock options of the Company. The prior year share and option amounts have been retroactively adjusted to reflect the 0.88 conversion.
     Under the purchase method of accounting, the Merger consideration of $172.2 million was determined based on the closing price of the Company’s common stock of $6.43 per share on the date the merger closed, applied to the 26,195,655 shares of the Company’s common stock outstanding plus the fair value of vested options outstanding of approximately $3.8 million. The fair value of these vested options was calculated using the Black-Scholes option-pricing model which incorporated the following assumptions: weighted average exercise price of $7.02 per option, volatility of 105.11%, a 5 year expected life of the awards, risk-free interest rate of 3.51% and no expected dividend yield.
     The results of operations of legacy Grubb & Ellis have been included in the consolidated results of operations since December 8, 2007 and the results of operations of NNN have been included in the consolidated results of operations for the full year ended December 31, 2007.
     The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value of net assets as of the acquisition date as follows (in thousands):

Current assets	$189,214
Other assets	29,797
Identified intangible assets acquired	86,600
Goodwill	107,507

Total assets	413,118

Current liabilities	233,894
Other liabilities	7,022

Total liabilities	240,916

Total purchase price	$172,202

     As a result of the merger, the Company incurred $14.7 million and $6.4 million in merger related expenses during 2008 and 2007, respectively, as reflected on the Company’s consolidated statement of operations. Additionally, as a result of the Merger, the Company recorded $1.6 million and $3.6 million as a purchase accounting liability for severance for certain executives in 2008 and 2007, respectively, as part of a change in control provision in the related employment agreements.
     As part of its Merger transition, the Company recently completed its personnel reorganization plan, and recorded additional severance liabilities totaling approximately $2.3 million during the year ended December 31, 2008, which increased the goodwill recorded from the acquisition. These liabilities relate primarily to severance and other benefits to be paid to involuntarily terminated employees of the acquired company. Such liabilities, totaling approximately $7.4 million, have been recorded related to the personnel reorganization plan, of which approximately $6.7 million has been paid to terminated employees as of December 31, 2008. As a result of the Merger, approximately $110.9 million has been recorded to goodwill as of December 31, 2008, which was subsequently written off as an impairment charge during the year ended December 31, 2008.
Acquisition of NNN/ROC Apartment Holdings, LLC
     On July 1, 2007, the Company completed the acquisition of the remaining 50.0% membership interest in NNN/ROC Apartment Holdings, LLC (“ROC”). ROC holds contract rights associated with a fee sharing agreement between ROC Realty Advisors and NNN with respect to certain fee streams (including an interest in net cash flows associated with subtenant leases (as Landlord) in excess of expenses from the Master Lease Agreement (as tenant) and related multi-family property acquisitions where

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ROC Realty Advisors, LLC sourced the deals for placement into the TIC investment programs. The aggregate purchase price for the acquisition of 50.0% membership interest of ROC was approximately $1.7 million in cash.
Acquisition of Alesco Global Advisors, LLC
     On November 16, 2007, the Company completed the acquisition of the 51.0% membership interest in Alesco. Alesco is a registered investment advisor focused on real estate securities and manages private investment funds exclusively for qualified investors. Alesco holds several investment advisory contracts right and it the general partner of several domestic mutual fund investments limited partnerships. Alesco is also an investment advisor to one offshore hedge fund. The Company’s purpose of acquiring Alesco was to create a global leader in real estate securities management within open and closed end mutual funds, and hedge funds. The aggregate purchase price was approximately $3.0 million in cash. Additionally, upon achievement of certain earn-out targets, the Company is required to purchase up to an additional 27% interest in Alesco for $15.0 million.
Acquisition of Triple Net Properties, Realty, and NNN Capital Corp.
     NNN was organized as a corporation in the State of Delaware in September 2006 and was formed to acquire each of GERI (formerly Triple Net Properties, LLC), Triple Net Properties Realty, Inc. (“Realty”) and Grubb & Ellis Securities, Inc. (“GBE Securities” formerly NNN Capital Corp.) and its other subsidiaries (collectively, NNN), to bring the businesses conducted by those companies under one corporate umbrella and to facilitate an offering pursuant to Rule 144A of the Securities Act (the “144A offering”), which transactions are collectively referred to as “the formation transactions.” On November 16, 2006, NNN closed a $160.0 million private placement of common stock to institutional investors and certain accredited investors with 14.1 million shares of the Company’s common stock sold in the offering at $11.36 per share. Triple Net Properties was the accounting acquirer of Realty and NNN Capital Corp.
     Concurrently with the close of the 144A offering, the following transactions occurred:
•	TNP Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NNN, entered into an agreement and plan of merger with Triple Net Properties, a Virginia limited liability company owned by Anthony W. Thompson (former Chairman of the Board), Scott D. Peters (former executive officer and director), Louis J. Rogers (former director and former executive officer of Triple Net Properties) and a number of other employees and third-party investors. In connection with the merger agreement, NNN entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements, NNN issued 17,372,438 shares of the Company’s common stock (to the accredited investor members) and $986,000 in cash (to the unaccredited investor members in lieu of 0.5% of the shares of the Company’s common stock they would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering) in exchange for all the common member interests. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties became a wholly-owned subsidiary of NNN. For accounting purposes, Triple Net Properties was considered the acquirer of Realty and NNN Capital Corp.

•	NNN entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty, to the Company in exchange for 4,124,120 shares of the Company’s common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of the shares of NNN he would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering on November 16, 2006, Realty became a wholly-owned subsidiary of NNN.

•	NNN entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Kevin K. Hull pursuant to which they contributed all of the outstanding shares of NNN Capital Corp. to the Company in exchange for 1,164,680 shares of the Company’s common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of the shares of NNN he would otherwise be entitled to receive, which was valued at the $11.36 offering price to investors in the 144A offering. NNN Capital Corp. became a wholly-owned subsidiary of NNN on December 14, 2006.
     In connection with these transactions, the owners of Realty and Capital Corp have agreed to indemnify NNN for a breach of any representations and for certain other losses, subject to a maximum aggregate limit on the amount of their liability of $12.0 million. Mr. Thompson and Mr. Rogers also agreed to escrow shares of NNN’s common stock and indemnify NNN for certain other matters. Except for these escrow arrangements, NNN has no assurance that any contributing party providing these limited representations or indemnities will have adequate capital to fulfill its indemnity obligations.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The acquisitions were accounted for under the purchase method of accounting, and accordingly all assets and liabilities were adjusted to and recorded at their estimated fair values as of the acquisition date. Goodwill and other intangible assets represent the excess of purchase price over the fair value of net assets acquired. In accordance with the requirements of the Business Combinations Topic, the Company recorded goodwill for a purchase business combination to the extent that the purchase price of the acquisition exceeded the net identifiable assets and intangible assets of the acquired companies.
          The purchase accounting adjustments for the acquisition of Realty and NNN Capital Corp. were recorded in the accompanying consolidated financial statements as of, and for periods subsequent to the acquisition dates. The excess purchase price over the estimated fair value of net assets acquired has been recorded to goodwill, which is not deductible for tax purposes. The final valuation of the net assets acquired is complete.
          The aggregate purchase price for the acquisition of Realty and NNN Capital Corp. was approximately $72.2 million, which included: (1) issuance of 5,288,800 shares of the Company’s common stock, valued at $11.36 per share (the offering price upon the close of the 144A); and (2) $12.1 million in cash paid to Mr. Thompson in lieu of the shares of the Company’s common stock he would otherwise be entitled to receive, valued at $11.36 per share. As of December 31, 2006, the total purchase price has been paid.
          The following represents the calculation of the purchase price of Realty and the excess purchase price over the estimated fair value of the net assets acquired:

(In thousands except share and per share data)
Purchase of shares of Realty for cash		$9,435
Purchase of shares of Realty for stock		46,865

Total purchase price		56,300
Adjusted beginning equity	$1,733
Adjustment for fair value of intangible contract rights	(20,538)
Adjustment to goodwill to reflect deferred tax liability arising from allocation of purchase price to intangible contract rights	8,214

Less: fair value of net assets acquired		(10,591)

Goodwill: Excess purchase price over fair value of net assets		$45,709

          Realty was comprised of the following:

Assets:
Current assets	$5,326
Intangible contract rights	20,538

Total assets	25,864

Liabilities:
Current liabilities	7,059
Long-term deferred tax liability	8,214

Total liabilities	15,273

Fair value of net assets acquired	$10,591

          The issuance of the Company’s common stock to the owners of Realty was based upon the following:

Realty fair value	$56,300
Cash payment toward purchase	(9,435)

Value of shares issued	$46,865

Price per share issued	$10.00

Shares issued to Realty owners	4,686,500

          The following represents the calculation of the purchase price of GBE Securities and the excess purchase price over the estimated fair value of the net assets acquired:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)
Purchase of shares of GBE Securities for cash	$2,665
Purchase of shares of GBE Securities for stock	13,235

Total purchase price	15,900
Less: fair value of net assets acquired	(1,426)

Goodwill: Excess purchase price over fair value of net assets	$14,474

               GBE Securities was comprised of the following:

Assets:
Current assets	$5,391
Property and equipment	104

Total assets	5,495

Liabilities:
Current liabilities	4,069

Total liabilities	4,069

Fair value of net assets acquired	$1,426
          The issuance of the Company’s common stock to the owners of GBE Securities was based upon the following:

GBE Securities fair value	$15,900
Cash payment toward purchase	(2,665)

Value of shares issued	$13,235

Price per share issued	$10.00

Shares issued to GBE Securities owners	1,323,500

Supplemental information (unaudited)
          Unaudited pro forma results, assuming the above mentioned 2007 acquisitions had occurred as of January 1, 2007 for purposes of the 2007 pro forma disclosures, are presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had all acquisitions occurred on January 1, 2007, and may not be indicative of future operating results.

Unaudited Pro Forma Results
For The Year Ended
December 31, 2007
(In thousands, except per share data)	Restated
Revenue	$733,095
Loss from continuing operations	$(790)
Net income	$18,930
Basic earnings per share	$0.30
Weighted average shares outstanding for basic earnings per share	63,393
Diluted earnings per share	$0.29
Weighted average shares outstanding for diluted earnings per share	64,785

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Goodwill

	Transaction	Management	Investment	Goodwill
(In thousands)	Services	Services	Management	Unassigned	Total
Balance as of December 31, 2006	$—	$—	$60,183	$—	$60,183

Goodwill acquired			1,627	—	1,627
Goodwill acquired — unassigned(1)	—	—	—	107,507	107,507

Balance as of December 31, 2007	—	—	61,810	107,507	169,317

Goodwill assigned	41,098	6,902	59,507	(107,507)	—
Goodwill acquired	1,533	98	1,724	—	3,355
Impairment charge off	(42,631)	(7,000)	(123,041)	—	(172,672)

Balance as of December 31, 2008	$—	$—	$—	$—	$—

(1)	The fair values of the assets and liabilities recorded on the date of acquisition related to the Merger were preliminary and subject to refinement as additional valuation information was received. The goodwill recorded in connection with the acquisition was assigned to the individual reporting units pursuant to the requirements of the Intangibles—Goodwill and Other Topic during the year ended December 31, 2008. Approximately $8.8 million of goodwill is expected to be deductible for tax purposes.
          Under the requirements of the Intangibles—Goodwill and Other Topic, goodwill is recorded at its carrying value and is tested for impairment at least annually or more frequently if impairment indicators exist at a level of reporting referred to as a reporting unit. The Company recognizes goodwill in accordance with the requirements of the Intangibles—Goodwill and Other Topic and tests the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step is used to identify potential impairment by comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of its reporting units, the Company used a discounted cash flow model and market comparable data. Significant judgment is required by management in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates, market/economic conditions, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. During the fourth quarter of 2008, the Company identified the uncertainty surrounding the global economy and the volatility of the Company’s market capitalization as goodwill impairment indicators. The Company’s goodwill impairment analysis resulted in the recognition of an impairment charge of approximately $172.7 million during the year ended December 31, 2008. The Company also analyzed its trade name for impairment pursuant to the requirements of the Intangibles — Goodwill and Other Topic and determined that the trade name was not impaired as of December 31, 2008. Accordingly, no impairment charge was recorded related to the trade name during the year ended December 31, 2008.
12. PROPERTY ACQUISITIONS
2008 Acquisitions
Acquisition of Properties for TIC Sponsored Programs
          During the year ended December 31, 2008, the Company completed the acquisition of two office properties and two multifamily residential properties on behalf of TIC sponsored programs, all of which were sold to the respective programs during the same period. The aggregate purchase price including the closing costs of these four properties was $111.7 million, of which $69.0 million was financed with mortgage debt.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2007 Acquisitions
Acquisition of Properties for TIC Sponsored Programs
          During the year ended December 31, 2007, the Company completed the acquisition of sixteen office properties and three residential properties. The Company classified these properties as property held for sale upon acquisition. The aggregate purchase price including the closing costs of these properties was $294.0 million, of which $254.8 million was financed with mortgage debt. The Company’s discontinued operations include the combined results of these acquisitions. As of December 31, 2007, twelve of these properties have been sold and four properties remain held for sale as follows: Park Central, acquired November 29, 2007, Emberwood Apartments, acquired December 4, 2007, Woodside, acquired December 13, 2007 and Exchange South, acquired December 13, 2007.
Acquisition of Properties for Investment
          During the year ended December 31, 2007, the Company also completed the acquisition of two office properties. The aggregate purchase price including closing costs of these properties was $141.5 million, of which $123.0 million was financed with mortgage debt.
          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the properties that are included in properties held for sale as of December 31, 2007:

(In thousands)	2007
Land	$16,395
Building and improvements	79,946
In place leases	5,560
Above market leases	450
Tenant relationships	6,931

Net assets acquired	$109,282

Below market leases	$(233)

Net liabilities assumed	$(233)

          Pro forma statement of operations data is not required as all results of operations for properties held for sale are included in discontinued operations in the Company’s consolidated statement of operations.
13. IDENTIFIED INTANGIBLE ASSETS
          Identified intangible assets consisted of the following:

		December 31,
(In thousands)	Useful Life	2008	2007
Contract rights
Contract rights, established for the legal right to future disposition fees of a portfolio of real estate properties under contract	Amortize per disposition transactions	$11,924	$20,538
Accumulated amortization — contract rights		(4,700)	(3,521)

Contract rights, net		7,224	17,017

Other identified intangible assets
Trade name	Indefinite	64,100	64,100
Affiliate agreement	20 years	10,600	10,600
Customer relationships	5 to 7 years	5,436	5,579
Internally developed software	4 years	6,200	6,200
Customer backlog	1 year	300	300
Other contract rights	5 to 7 years	1,418	1,418
Non-compete and employment agreements	3 to 4 years	97	597

		88,151	88,794
Accumulated amortization		(3,848)	(338)

Other identified intangible assets, net		84,303	88,456

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31,
(In thousands)	Useful Life	2008	2007
Identified intangible assets — properties
In place leases and tenant relationships	35 to 95 months	11,807	14,132
Above market leases	1 to 24 months	2,364	2,364

		14,171	16,496
Accumulated amortization — properties		(5,067)	(3,025)

Identified intangible assets, net		9,104	13,471

Total identified intangible assets, net		$100,631	$118,944

          Amortization expense recorded for the contract rights was $1.2 million, $3.1 million and $410,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense was charged as a reduction to investment management revenue in each respective period. The amortization of the contract rights for intangible assets will be applied based on the net relative value of disposition fees realized when the properties are sold. The Company tested the intangible contract rights for impairment during the fourth quarter of 2008. The intangible contract rights represent the legal right to future disposition fees of a portfolio of real estate properties under contract. As a result of the current economic environment, a portion of these disposition fees may not be recoverable. Based on our analysis for the current and projected property values, condition of the properties and status of mortgage loans payable associated with these contract rights, the Company determined that there are certain properties for which receipt of disposition fees was improbable. As a result, the Company recorded an impairment charge of approximately $8.6 million related to the impaired intangible contract rights as of December 31, 2008.
          The Company’s trade name was evaluated for potential impairment pursuant to the requirements of the Intangibles—Goodwill and other Topic. See Note 2 for further discussion.
          Amortization expense recorded for the other identified intangible assets was $3.5 million, $338,000 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense was included as part of operating expense in the accompanying consolidated statement of operations.
          Amortization expense recorded for in place leases and tenant relationships was $2.5 million, $831,000 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense was included as part of operating expense in the accompanying consolidated statement of operations.
          Amortization expense recorded for the above market leases was $549,000, $311,000 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense was charged as a reduction to rental related revenue in the accompanying consolidated statements of operations.
          Amortization expense for the other identified intangible assets for each of the next five years ended December 31 is as follows:

(In thousands)
2009	$3,224
2010	3,224
2011	3,122
2012	1,516
2013	1,157
Thereafter	7,960

$20,203

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
          Accounts payable and accrued expenses consisted of the following:

	December 31,
	2008	2007
(In thousands)		Restated
Accrued liabilities	$11,502	$14,990
Salaries and related costs	13,643	16,028
Accounts payable	14,323	10,961
Broker commissions	14,002	26,597
Dividends	—	1,733
Severance	2,957	4,965
Bonuses	9,741	14,934
Property management fees and commissions due to third parties	2,940	4,909
Interest	651	1,431
Other	463	5,456

Total	$70,222	$102,004

15. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS
     Notes payable and capital lease obligations consisted of the following:

	December 31,
(In thousands)	2008	2007
Mortgage debt payable to various financial institutions, of which 37,000 matures in July 2014 and 70,000 matures in February 2017. Fixed interest rates range from 5.95% to 6.32% per annum. As of December 31, 2008, all notes require monthly interest-only payments	$107,000	$107,000
Capital leases obligations	536	790

Total	107,536	107,790
Less portion classified as current	(333)	(447)

Non-current portion	$107,203	$107,343

     As of December 31, 2008, the future minimum payments due under the capital lease obligations are as follows for the years ending December 31:

(In thousands)
2009	$371
2010	189
2011	23

Less imputed interest	(47)

$536

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
16. NOTES PAYABLE OF PROPERTIES HELD FOR SALE INCLUDING INVESTMENTS IN UNCONSOLIDATED ENTITIES
          Notes payable of properties held for sale including investments in unconsolidated entities consisted of the following:

	December 31,
(In thousands)	2008	2007
Mortgage debt payable to various financial institutions, with variable interest rates based on London Interbank Offered Rate (“LIBOR”) and include an interest rate cap for LIBOR at 6.00% (interest rates ranging from 2.91% to 6.00% per annum as of December 31, 2008). The notes require monthly interest-only payments and mature in July 2009 and have automatic one-year extension options	$108,677	$120,500

Mezzanine debt payable to various financial institutions, with variable interest rates based on LIBOR (ranging from 11.31% to 12.00% per annum as of December 31, 2007), required monthly interest-only payments. These debts were paid in full during the first and second quarters of 2008	—	30,000

Mortgage debt payable to various financial institutions. Fixed interest rates range from 6.14% to 6.79% per annum. The notes were scheduled to mature at various dates through January 2018. As of December 31, 2007, all notes required monthly interest-only payments (paid in full in 2008)	—	72,230

Mezzanine debt payable to various financial institutions, fixed and variable interest rates range from 6.86% to 10.23% per annum. The notes were scheduled to mature at various dates through December 2008. As of December 31, 2007, all notes required monthly interest-only payments (paid in full in 2008)	—	18,790

Unsecured notes payable to third-party investors with fixed interest at 6.00% per annum and matures in December 2011. Principal and interest payments are due quarterly	282	507

Total	$108,959	$242,027

          GERI historically had entered into several interest rate lock agreements with commercial banks. All rate locks were cancelled and all deposits in connection with these agreements were refunded to the Company in April 2008.
          The Company restructured the financing of two properties through amendments to the mortgage note in July 2008. The amendments allowed the Company to use pre-funded reserves of approximately $13.0 million to reduce the outstanding balance of the mortgage note payable on the properties. In connection with the amendments, the LIBOR margin was changed to 3.50% from 2.50%, the cross collateralization provisions of the mortgages were removed and several minor covenants were revised.
          As of December 31, 2008, the principal payments due on notes payable of properties held for investments and properties held for sale including investments in unconsolidated entities for each of the next five years ending December 31 and thereafter are summarized as follows:

(In thousands)
2009	$108,779
2010	143
2011	37
2012	—
2013	—
Thereafter	107,000

$215,959

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
17. LINES OF CREDIT
          In February 2007, the Company entered into a $25.0 million revolving line of credit with LaSalle Bank N.A. to replace the previous revolving line of credit. This line of credit consisted of $10.0 million for acquisitions and $15.0 million for general corporate purposes and bore interest at prime rate plus 0.50% or three-month LIBOR plus 1.50%, at the Company’s option and matured February 20, 2010. During 2007, the Company paid $100,000 in loan fees relating to the revolving line of credit.
          On December 7, 2007, the Company terminated the $25.0 million line of credit with LaSalle Bank N.A. and entered into a $75.0 million Second Amended and Restated Credit Agreement by and among the Company, the guarantors named therein, the financial institutions defined therein as lender parties, Deutsche Bank Trust Company Americas, as lender and administrative agent (the “Credit Facility”). The Company is restricted to solely use the line of credit for investments, acquisitions, working capital, equity interest repurchase or exchange, and other general corporate purposes. The line bore interest at either the prime rate or LIBOR based rates, as the Company may choose on each of its borrowings, plus an applicable margin based on the Company’s Debt/Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as defined in the credit agreement.
          On August 5, 2008, the Company entered into an amendment (the “First Letter Amendment”) to its Credit Facility. The First Letter Amendment, among other things, provided the Company with an extension from September 30, 2008 to March 31, 2009 to dispose of the three real estate assets that the Company had previously acquired on behalf of GERA. Additionally, the First Letter Amendment also, among other things, modified select debt and financial covenants in order to provide greater flexibility to facilitate the Company’s TIC Programs.
          On November 4, 2008, the Company amended (the “Second Letter Amendment”) its Credit Facility revising certain terms of that certain Second Amended and Restated Credit Agreement dated as of December 7, 2007, as amended. The effective date of the Second Letter Amendment was September 30, 2008.
          The Second Letter Amendment, among other things: (a) modified the amount available under the Credit Facility from $75.0 million to $50.0 million by providing that no advances or letters of credit shall be made available to the Company after September 30, 2008 until such time as borrowings have been reduced to less than $50.0 million; (b) provided that 100% of any net cash proceeds from the sale of certain real estate assets that have to be sold by the Company shall permanently reduce the Revolving Credit Commitments, provided that the Revolving Credit Commitments shall not be reduced to less than $50.0 million by reason of the operation of such asset sales; and (c) modified the interest rate incurred on borrowings by increasing the applicable margins by 100 basis points and by providing for an interest rate floor for any prime rate related borrowings.
          Additionally, the Second Letter Amendment, among other things, modified restrictions on guarantees of primary obligations from $125.0 million to $50.0 million, modified select financial covenants to reflect the impact of the current economic environment on the Company’s financial performance, amended certain restrictions on payments by deleting any dividend/share repurchase limitations and modifies the reporting requirements of the Company with respect to real property owned or held.
          As of September 30, 2008, the Company was not in compliance with certain of its financial covenants related to EBITDA. As a result, part of the Second Letter Amendment included a provision which modified selected covenants. The Debt /EBITDA ratio for the quarters ending September 30, 2008 and December 31, 2008 were amended from 3.75:1.00 to 5.50:1.00, while the Debt /EBITDA Ratio for the quarters ending March 31, 2009 and thereafter remain at 3.50:1.00. The Interest Coverage Ratio for the quarters ending September 30, 2008, December 31, 2008 and March 31, 2009 were amended from 3.50:1.00 to 3.25:1.00, while the Interest Coverage Ratio for the quarters ended June 30, 2009 and September 30, 2009 remained unchanged at 3.50:1.00 and for the quarters ended December 31, 2009 and thereafter remained unchanged at 4.00:1.00. The Recourse Debt/Core EBITDA Ratio for the quarters ending September 30, 2008 and December 31, 2008 were amended from 2.25:1.00 to 4.25:1.00, while the Recourse Debt/Core EBITDA Ratio for the quarters thereafter remained unchanged at 2.25:1.00. The Core EBITDA to be maintained by the Company at all times was reduced from $60.0 million to $30.0 million and the Minimum Liquidity to be maintained by the Company at all times was reduced from $25.0 million to $15.0 million. The Company was not in compliance with certain debt covenants as of December 31, 2008, all of which were effectively cured as of such date by the Third Amendment to the Credit Facility described below. As a consequence of the foregoing, and certain provisions of the Third Amendment, the Credit Facility has been classified as a current liability as of December 31, 2008.
          On May 20, 2009, the Company further amended its Credit Facility by entering into the Third Amendment. The Third Amendment, among other things, bifurcates the existing credit facility into two revolving credit facilities, (i) a $38,000,000 Revolving Credit A Facility which is deemed fully funded as of the date of the Third Amendment, and (ii) a $29,289,245 Revolving Credit B Facility, comprised of revolving credit advances in the aggregate of $25,000,000 which are deemed fully funded as of the date of the Third Amendment and letters of credit advances in the aggregate amount of $4,289,245 which are issued and outstanding as of the date of the Third Amendment. The Third Amendment requires the Company to draw down $4,289,245 under the Revolving Credit B Facility on the date of the Third Amendment and deposit such funds in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility and eliminates the swingline features of the Credit Facility and the Company’s ability to cause the lenders to issue any additional letters of credit. In addition, the Third Amendment also changes the termination date of the

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Credit Facility from December 7, 2010 to March 31, 2010 and modifies the interest rate incurred on borrowings by initially increasing the applicable margin by 450 basis points (or to 7.00% on prime rate loans and 8.00% on LIBOR based loans).
          The Third Amendment also eliminated specific financial covenants, and in its place, the Company is required to comply with the Approved Budget, that has been agreed to by the Company and the lenders, subject to agreed upon variances. The Company is also required under the Third Amendment to effect the Recapitalization Plan, on or before September 30, 2009 and in connection therewith to effect a prepayment of at least seventy two (72%) of the Revolving Credit A Advances (the “Partial Prepayment”). In the event the Company fails to effect the Recapitalization Plan and in connection therewith to effect a Partial Prepayment on or before September 30, 2009, the (i) lenders will have the right commencing on October 1, 2009, to exercise the Warrants, for nominal consideration, to purchase common stock of the Company equal to 15% of the common stock of the Company on a fully diluted basis as of such date, subject to adjustment, (ii) the applicable margin automatically increases to 11% on prime rate loans and increases to 12% on LIBOR based loans, (iii) the Company shall be required to amortize an aggregate of $10 million of the Revolving Credit A Facility in three equal installments on the first business day of each of the last three months of 2009, (iv) the Company is obligated to submit a revised budget by October 1, 2009, (v) the Credit Facility will terminate on January 15, 2010, and (vi) no further advances may be drawn under the Credit Facility.
          In the event that Company effects the Recapitalization Plan and in connection therewith effects a partial repayment of the Revolving A Credit Facility on a prior to September 30, 2009, the Warrants automatically will expire and not become exercisable, the applicable margin will automatically be reduced to 3% on prime rate loans and 4% on LIBOR based loans and the Company shall have the right, subject to the requisite approval of the lenders, to seek an extension of the term of the Credit Facility to January 5, 2011, provided the Company also pays a fee of .25% of the then outstanding commitments under the Credit Facility.
          As a result of the Third Amendment the Company is required to prepay outstanding Revolving Credit A Advances (and to the extent the Revolving Credit A Facility shall be reduced to zero, prepay outstanding Revolving Credit B Advances) in an amount equal to 100% (or, after the Revolving Credit A Advances are reduced by at least the Partial Prepayment amount, in an amount equal to 50%) of Net Cash Proceeds (as defined in the Credit Agreement) from:
•	assets sales,

•	conversions of Investments (as defined in the Credit Agreement),

•	the refund of any taxes or the sale of equity interests by the Company or its subsidiaries,

•	the issuance of debt securities, or

•	any other transaction or event occurring outside the ordinary course of business of the Company or its subsidiaries;
provided, however, that (a) the Net Cash Proceeds received from the sale of the certain real property assets shall be used to prepay outstanding Revolving Credit B Advances and to the extent Revolving Credit B Advances shall be reduced to zero, to prepay outstanding Revolving Credit A Advances, (b) the Company shall prepay outstanding Revolving Credit B Advances in an amount equal to 100% of the Net Cash Proceeds from the sale of the Danbury Corporate Center in Danbury Connecticut (the “Danbury Property”) unless the Company is then not in compliance with the Recapitalization Plan in which event Revolving Credit A Advances shall be prepaid first and (c) the Company’s 2008 tax refund was used to prepay outstanding Revolving Credit B Advances upon the closing of the Third Amendment.
          The Third Amendment requires the Company to (a) sell the Danbury Property by June 1, 2009, unless such date is extended with the applicable approval of the lenders and (b) use its commercially reasonable best efforts to sell four other commercial properties, including the two other GERA Properties, by September 30, 2009.
          The Company’s Credit Facility is secured by substantially all of the Company’s assets. The outstanding balance on the Credit Facility was $63.0 million and $8.0 million as of December 31, 2008 and December 31, 2007, respectively, and carried a weighted average interest rate of 5.80% and 7.75%, respectively.
          In light of the current state of the financial markets and economic environment, there is risk that the Company will be unable to meet the terms of the Credit Facility which would result in the entire balance of the debt becoming due and payable. If the Credit Facility were to become due and payable immediately or on the alternative due date of January 15, 2010, there can be no assurances that the Company will have access to alternative funding sources, or if such sources are available to the Company, that they will be on favorable terms and conditions to the Company. If the Credit Facility were to become immediately due and payable, the recoverability of the Company’s assets may be further impaired which could affect the ability to repay the debt.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
18. SENIOR NOTES
          On August 1, 2006, NNN Collateralized Senior Notes, LLC (the “Senior Notes Program”), the Senior Notes Program began offering $50,000,000 in aggregate principal amount which mature in 2011 and bear interest at a rate of 8.75% per annum. Interest on the notes is payable monthly in arrears on the first day of each month, commencing on the first day of the month occurring after issuance. The notes will mature five years from the date of first issuance of any of such notes, with two one-year options to extend the maturity date of the notes at the Senior Notes Program’s option. The interest rate will increase to 9.25% per annum during any extension. The Senior Notes Program has the right to redeem the notes, in whole or in part, at: (1) 102.0% of their principal amount plus accrued interest any time after January 1, 2008; (2) 101.0% of their principal amount plus accrued interest any time after July 1, 2008; and (3) par value after January 1, 2009. The notes are the Senior Notes Program’s senior obligations, ranking pari passu in right of payment with all other senior debt incurred and ranking senior to any subordinated debt it may incur. The notes are effectively subordinated to all present or future debt secured by real or personal property to the extent of the value of the collateral securing such debt. The notes will be secured by a pledge of the Senior Notes Program’s membership interest in NNN Series A Holdings, LLC, which is the Senior Notes Program’s wholly-owned subsidiary for the sole purpose of making the investments. Each note is guaranteed by GERI. The guarantee is secured by a pledge of GERI membership interest in the Senior Notes Program. The Program was closed in January 2007. The total amount raised from this program was $16.3 million.
          As of December 31, 2008 and 2007, the Senior Notes Program’s balance is reflected in the table below:

				December 31,
Ownership	Subsidiary	Date Issued	Maturity Date	2008	2007	Current Rate	Call Date
				(In thousands)
100%	Senior Notes Program	08/01/2006	08/01/2011	$16,277	$16,277	8.75%	N/A
19. SEGMENT DISCLOSURE
          In conjunction with the Merger, management re-evaluated its reportable segments and determined that the Company’s reportable segments consist of Transaction Services, Investment Management, and Management Services. The Company’s Investment Management segment includes all of NNN’s historical business units and, therefore, all historical data have been conformed to reflect the reportable segments as a combined company.
          Transaction Services — Transaction services advises buyers, sellers, landlords and tenants on the sale, leasing and valuation of commercial property and includes the Company’s national accounts group and national affiliate program operations.
          Investment Management — Investment Management includes services for acquisition, financing and disposition with respect to the Company’s investment programs, asset management services related to the Company’s programs, and dealer-manager services by its securities broker-dealer, which facilitates capital raising transactions for its investment programs.
          Management Services — Management services provide property management and related services for owners of investment properties and facilities management services for corporate owners and occupiers.
          The Company also has certain corporate level activities including interest income from notes and advances, property rental related operations, legal administration, accounting, finance, and management information systems which are not considered separate operating segments.
          The Company evaluates the performance of its segments based upon operating (loss) income. Operating (loss) income is defined as operating revenue less compensation and general and administrative costs and excludes other rental related, rental expense, interest expense, depreciation and amortization and certain other operating and non-operating expenses. The accounting policies of the reportable segments are the same as those described in the Company’s summary of significant accounting policies (See Note 2). Beginning in 2009, allocations of corporate compensation and corporate general and administrative costs will be excluded from the evaluation of segment performance.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2008	Transaction	Investment	Management
(In thousands)	Services	Management	Services	Total
Revenue	$240,250	$101,581	$253,664	$595,495
Compensation costs	220,648	56,591	225,765	503,004
General and administrative	45,805	64,978	8,877	119,660

Segment operating (loss) income	$(26,203)	$(19,988)	$19,022	$(27,169)

Segment assets	$100,606	$90,047	$50,232	$240,885

	Transaction	Investment	Management
Year Ended December 31, 2007	Services	Management	Services	Total
(In thousands)	Restated	Restated	Restated	Restated
Revenue	$35,522	$149,651	$16,365	$201,538
Compensation costs	27,081	62,454	14,574	104,109
General and administrative	3,894	39,535	822	44,251

Segment operating income	$4,547	$47,662	$969	$53,178

Segment assets	$141,348	$480,155	$14,469	$635,972

	Transaction	Investment	Management
Year Ended December 31, 2006	Services	Management	Services	Total
(In thousands)	Restated	Restated	Restated	Restated
Revenue	$—	$99,599	$—	$99,599
Compensation costs	—	49,449	—	49,449
General and administrative	—	30,188	—	30,188

Segment operating income	$—	$19,962	$—	$19,962

Segment assets	$—	$273,705	$—	$273,705

          The following is reconciliation between segment operating (loss) income to consolidated net (loss) income:

	Year Ended December 31,
	2008	2007	2006
(In thousands)		Restated	Restated
Reconciliation to consolidated net (loss) income:
Total segment operating (loss) income	$(27,169)	$53,178	$19,962
Non-segment:
Rental related revenue	33,284	28,119	8,944
Operating expenses	(306,743)	(47,363)	(17,996)
Other (expense) income	(18,867)	4,560	2,661
Income tax (provision) benefit	827	(14,753)	7,441
Loss from discontinued operations	(23,921)	(708)	(963)

Net (loss) income	$(342,589)	$23,033	$20,049

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Reconciliation of segment assets to consolidated balance sheets:

(In thousands)
Segment assets	$240,885	$635,972
Corporate assets	279,392	352,570

Total assets	$520,277	$988,542

Corporate expenditures	$4,407	$3,331

Total capital expenditures	$4,407	$3,331

20. PROPERTIES HELD FOR SALE INCLUDING INVESTMENTS IN UNCONSOLIDATED ENTITIES AND DISCONTINUED OPERATIONS
          A summary of the properties and related LLCs held for sale balance sheet information is as follows:

	December 31,	December 31,
(In thousands)	2008	2007
Cash and cash equivalents	$14	$17
Restricted cash	23,459	55,253
Properties held for sale including investments in unconsolidated entities	78,708	201,219
Identified intangible assets and other assets	25,747	61,810
Other assets	—	605

Total assets	$127,928	$318,904

Notes payable of properties held for sale including investments in unconsolidated entities	$108,959	$211,931
Liabilities of properties held for sale	9,257	16,037
Other liabilities	57	7,807

Total liabilities	$118,273	$235,775

          During 2008, the Company initiated a plan to sell the properties it classified as real estate held for investment in its financial statements. As of December 31, 2008, the Company has a covenant within its Credit Facility which requires the sale of certain of these assets before March 31, 2009. The downturn in the global capital markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions. Pursuant to the requirements of the Property, Plant, and Equipment Topic, the Company assessed the value of the assets. In addition, the Company reviewed the valuation of its other owned properties and real estate investments. This valuation review resulted in the Company recognizing an impairment charge of approximately $90.4 million against the carrying value of the properties and real estate investments as of December 31, 2008, $31.2 of which is recorded separately on the statements of operations and $59.2 million of which is included in discontinued operations. There were no impairment charges recognized during the years ended December 31, 2007 and 2006.
          On October 31, 2008, the Company entered into that certain Agreement for the Purchase and Sale of Real Property and Escrow Instructions to effect the sale of the Danbury Corporate Center located at 39 Old Ridgebury Road, Danbury, Connecticut, to an unaffiliated entity for a purchase price of $76.0 million. This agreement was amended and restated in its entirety by that certain Danbury Merger Agreement dated as of January 23, 2009, as amended by the First Amendment to Danbury Merger Agreement dated as of January 23, 2009 (the “First Danbury Amendment”) which reduced the purchase price to $73.5 million. In accordance with the terms of the Danbury Merger Agreement, as amended by the First Danbury Amendment, the Company received one half of the buyer’s deposits in an amount of $3.125 million from the buyer upon the execution of the Danbury Merger Agreement, which released escrow deposit remains subject to the terms of the Danbury Merger Agreement, and the remaining $3.125 million of deposits continued to be held in escrow pending the closing. On May 19, 2009, the Company and the buyer entered into the Second Amendment to the Danbury Merger Agreement (the “Second Danbury Amendment”) pursuant to which the remaining $3.125 million of deposits held in escrow were released to the Company (and remain subject to the terms of the Danbury Merger Agreement, as amended), and the purchase price was reduced to $72,400,000. In accordance with the Second Danbury Amendment, the closing of the sale of the property is expected to occur on or before June 1, 2009.
          The investments in unconsolidated entities held for sale represent the Company’s interest in certain real estate properties that it holds through various consolidated LLCs. In accordance with the requirements of the Real Estate—Retail Land Topic, and the requirements of the Property, Plant, and Equipment Topic, the Company treats the disposition of these interests similar to the

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
disposition of real estate it holds directly. In addition, pursuant to the requirements of the Consolidation Topic, when the Company is no longer the primary beneficiary of the LLC, the Company deconsolidates the LLC.
          During the year ended December 31, 2008, the Company sold interests in certain real estate properties that it holds through various consolidated LLCs resulting in the deconsolidation of the LLCs and a decrease of approximately $198.0 million in properties held for sale including investments in unconsolidated entities. These non-cash transactions concurrently resulted in a decrease in restricted cash of approximately $20.7 million, a decrease in other assets, identified intangible assets and other assets held for sale of approximately $48.4 million, a decrease in investments in unconsolidated entities of approximately $34.6 million, a decrease in accounts payable and accrued expenses of approximately $13.5 million, a decrease in notes payable of properties held for sale including investments in unconsolidated entities of approximately $180.2 million, a decrease in minority interest liability of approximately $27.6 million, a decrease in other liabilities of approximately $1.3 million and an increase in proceeds from related parties of approximately $79.1 million.
          During the year ended December 31, 2007, the Company sold interests in certain real estate properties that it holds through various consolidated LLCs resulting in the deconsolidation of the LLCs and a decrease of approximately $290.3 million in properties held for sale including investments in unconsolidated entities. These non-cash transactions concurrently resulted in a decrease in restricted cash of approximately $33.5 million, a decrease in other assets, identified intangible assets and other assets held for sale of approximately $48.9 million, a decrease in accounts payable and accrued expenses of approximately $8.6 million, a decrease in notes payable of properties held for sale including investments in unconsolidated entities of approximately $238.1 million, a decrease in minority interest liability of approximately $19.4 million, a decrease in other liabilities of approximately $3.7 million and an increase in proceeds from related parties of approximately $102.9 million.
          In instances when the Company expects to have significant ongoing cash flows or significant continuing involvement in the component beyond the date of sale, the income (loss) from certain properties held for sale continue to be fully recorded within the continuing operations of the Company through the date of sale.
          The net results of discontinued operations and the net gain on dispositions of properties sold or classified as held for sale as of December 31, 2008, in which the Company has no significant ongoing cash flows or significant continuing involvement, are reflected in the consolidated statements of operations as discontinued operations. The Company will receive certain fee income from these properties on an ongoing basis that is not considered significant when compared to the operating results of such properties.
          The following table summarizes the income (loss) and expense components- net of taxes that comprised discontinued operations for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
(In thousands)	2008	2007	2006
Rental income	$23,325	$10,471	$1,541
Rental expense	(16,182)	(5,210)	(862)
Depreciation and amortization	(8,030)	(417)	(199)
Interest expense (including amortization of deferred financing costs)	(7,522)	(6,442)	(1,572)
Real estate related impairments	(31,237)	—	—
Tax benefit	15,368	638	61

Loss from discontinued operations-net of taxes	(24,278)	(960)	(1,031)
Gain on disposal of discontinued operations-net of taxes	357	252	68

Total loss from discontinued operations	$(23,921)	$(708)	$(963)

21. COMMITMENTS AND CONTINGENCIES
          Operating Leases — The Company has non-cancelable operating lease obligations for office space and certain equipment ranging from one to ten years, and sublease agreements under which the Company acts as a sublessor. The office space leases often times provide for annual rent increases, and typically require payment of property taxes, insurance and maintenance costs.
          Rent expense under these operating leases was approximately $23.2 million, $4.3 million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Rent expense is included in general and administrative expense in the accompanying consolidated statements of operations.
          As of December 31, 2008, future minimum amounts payable under non-cancelable operating leases are as follows for the years ending December 31:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands)
2009	$22,085
2010	16,760
2011	14,069
2012	12,458
2013	9,624
Thereafter	16,903

$91,899

          Operating Leases — Other — The Company is a master lessee of seven multi-family residential properties in various locations under non-cancelable leases. The leases, which commenced in various months and expire from June 2015 through March 2016, require minimum monthly payments averaging $795,000 over the 10-year period. Rent expense under these operating leases was approximately $9.4 million, $8.6 million and $4.6 million, for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, rental related expense, based on contractual amounts due, are as follows for the years ending December 31:

Rental
Related
(In thousands)	Expense
2009	$9,793
2010	10,812
2011	10,942
2012	10,942
2013	10,942
Thereafter	19,880

$73,311

          The Company subleases these multifamily spaces to third parties for no more than one year. Rental income from these subleases was approximately $16.4 million, $16.4 million and $8.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.
          The Company is also a 50% joint venture partner of four multi-family residential properties in various locations under non-cancelable leases. The leases, which commenced in various months and expire from November 2014 through January 2015, require minimum monthly payments averaging $372,000 over the 10-year period. Rent expense under these operating leases was approximately $4.5 million, $4.3 million and $3.2 million, for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, rental related expense, based on contractual amounts due, are as follows for the years ending December 31:

(In thousands)
2009	$4,474
2010	4,474
2011	4,474
2012	4,474
2013	4,474
Thereafter	4,518

$26,888

          The Company subleases these multifamily spaces to third parties for no more than one year. Rental income from these subleases was approximately $9.0 million, $8.4 million and $8.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.
          As of December 31, 2008, the Company had recorded liabilities totaling $7.3 million related to such master lease arrangements, consisting of $4.6 million of cumulative deferred revenues relating to acquisition fees and loan fees received from 2004 through 2006 and $2.7 million of additional loss reserves which were recorded in 2008.
          TIC Program Exchange Provision — Prior to the Merger, NNN entered into agreements in which NNN agreed to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC program. NNN also entered into an agreement with another investor that provided the investor with certain repurchase rights under certain

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
circumstances with respect to their investment. The agreements containing such rights of exchange and repurchase rights pertain to initial investments in TIC programs totaling $31.6 million. The Company deferred revenues relating to these agreements of $986,000, $393,000 and $584,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Additional losses of $14.3 million related to these agreements were recorded in 2008 to reflect the impairment in value of properties underlying the agreements with investors. As of December 31, 2008 the Company had recorded liabilities totaling $18.6 million related to such agreements, consisting of $4.3 million of cumulative deferred revenues and $14.3 million of additional losses related to these agreements. In addition, the Company is joint and severally liable on the non-recourse mortgage debt related to these TIC Programs totaling $277.8 million and $392.2 million as of December 31, 2008 and 2007, respectively. This mortgage debt is not consolidated as the LLCs account for the interests in the Company’s TIC investments under the equity method and the non recourse mortgage debt does not meet the criteria under the requirements of the Transfers and Servicing Topic for recognizing the share of the debt assumed by the other TIC interest holders for consolidation. The Company does consider the third party TIC holders ability and intent to repay their share of the joint and several liability in evaluating the recoverability of the Company’s investment in the TIC Program.
          Capital Lease Obligations — The Company leases computers, copiers, and postage equipment that are accounted for as capital leases (See Note 15 of for additional information).
          SEC Investigation — On June 2, 2008, the Company announced that the staff of the SEC Los Angeles Enforcement Division informed the Company that the SEC was closing the previously disclosed September 16, 2004 investigation referred to as “In the matter of Triple Net Properties, LLC,” without any enforcement action against Triple Net Properties or its subsidiaries.
          General — The Company is involved in various claims and lawsuits arising out of the ordinary conduct of its business, as well as in connection with its participation in various joint ventures and partnerships, many of which may not be covered by the Company’s insurance policies. In the opinion of management, the eventual outcome of such claims and lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.
          Guarantees — From time to time the Company provides guarantees of loans for properties under management. As of December 31, 2008, there were 151 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion. As of December 31, 2007, there were 143 properties under management with loans that were guaranteed of approximately $3.4 billion in total principal outstanding secured by properties with a total aggregate purchase price of approximately $4.6 billion. In addition, the consolidated VIEs and unconsolidated VIEs are jointly and severally liable on the non-recourse mortgage debt related to the interests in the Company’s TIC investments totaling $277.8 million and $385.3 million as of December 31, 2008, respectively.
          The Company’s guarantees consisted of the following as of December 31, 2008 and 2007:

	December 31,
(In thousands)	2008	2007
Non-recourse/carve-out guarantees of debt of properties under management(1)	$3,414,433	$3,167,447
Non-recourse/carve-out guarantees of the Company’s debt(1)	$107,000	$221,430
Guarantees of the Company’s mezzanine debt	$—	$48,790
Recourse guarantees of debt of properties under management	$42,426	$47,399
Recourse guarantees of the Company’s debt	$10,000	$10,000

(1)	A “non-recourse/carve-out” guarantee imposes personal liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents.
          Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of the Comprehensive Income Topic. As of December 31, 2008, the Company recorded a liability of $9.1 million related to recourse guarantees of debt of properties under management which matured in January and April 2009. Any other such liabilities were insignificant as of December 31, 2008 and 2007.
          Environmental Obligations — In the Company’s role as property manager, it could incur liabilities for the investigation or remediation of hazardous or toxic substances or wastes at properties the Company currently or formerly managed or at off-site locations where wastes were disposed. Similarly, under debt financing arrangements on properties owned by sponsored programs, the Company has agreed to indemnify the lenders for environmental liabilities and to remediate any environmental problems that may arise. The Company is not aware of any environmental liability or unasserted claim or assessment relating to an environmental liability that the Company believes would require disclosure or the recording of a loss contingency as of December 31, 2008 and 2007.
          Real Estate Licensing Issues — Although Realty was required to have real estate licenses in all of the states in which it acted as a broker for NNN’s programs and received real estate commissions prior to 2007, Realty did not hold a license in certain of those

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
states when it earned fees for those services. In addition, almost all of GERI’s revenue was based on an arrangement with Realty to share fees from NNN’s programs. GERI did not hold a real estate license in any state, although most states in which properties of the NNN’s programs were located may have required GERI to hold a license. As a result, Realty and the Company may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of certain of Realty’s real estate broker licenses. As of December 31, 2008, there have been no claims, and the Company cannot assess or estimate whether it will incur any losses as a result of the foregoing.
          To the extent that the Company incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Mr. Thompson, Mr. Rogers and Mr. Hanson have agreed to forfeit to the Company up to an aggregate of 4,124,120 shares of the Company’s common stock, and each share will be deemed to have a value of $11.36 per share in satisfying this obligation. Mr. Thompson has agreed to indemnify the Company, to the extent the liability incurred by the Company for such matters exceeds the deemed $46,865,000 value of these shares (as of the date of the agreement), up to an additional $9,435,000 in cash. In connection with this arrangement, NNN has entered into an indemnification and escrow agreement with Mr. Thompson, Mr. Rogers, Mr. Hanson, an independent escrow agent and NNN, pursuant to which the escrow agent will hold 4,124,120 shares of the Company’s common stock that are otherwise issuable to Mr. Thompson and Mr. Rogers in connection with the NNN’s formation transactions (2,885,520 shares for Mr. Thompson and 1,238,600 shares for Mr. Rogers) to secure Mr. Thompson’s and Mr. Rogers’ obligations to the Company with respect to these matters. Mr. Thompson’s and Mr. Rogers’ liability under this arrangement will not exceed the sum of the value of their shares in the escrow except to the extent Mr. Thompson may be obligated to indemnify the Company for excess liabilities up to an additional $9,435,000 in cash. Since Mr. Hanson is entitled over time to receive up to 743,160 shares from Messrs. Thompson and Rogers (557,370 from Mr. Thompson and 185,790 from Mr. Rogers) from the shares held in the indemnification and escrow agreement, he is a party to it as well and his liability is limited to those shares. If Mr. Hanson’s right to receive the shares vests, then to the extent shares attributable to his ownership are available, and not subject to potential claims, under the indemnification and escrow agreement, he is permitted to remove 88,000 shares on each of January 1, 2008 and 2009 to pay taxes. As Mr. Hanson’s right to receive the shares vests, then to the extent shares attributable to his ownership are available, and not subject to potential claims, under the indemnification and escrow agreement, he will be permitted to remove certain shares to pay taxes. On January 20, 2009, Mr. Hanson was permitted to remove 247,695 shares from the escrow to pay taxes.
          Alesco Seed Capital - On November 16, 2007, the Company completed the acquisition of a 51% membership interest in Grubb & Ellis Alesco Global Advisors, LLC (“Alesco”). Pursuant to the Intercompany Agreement between the Company and Alesco, dated as of November 16, 2007, the Company committed to invest $20.0 million in seed capital into the open and closed end real estate funds that Alesco expects to launch. Additionally, upon achievement of certain earn-out targets, the Company is required to purchase up to an additional 27% interest in Alesco for $15.0 million. The Company is allowed to use $15.0 million of seed capital to fund the earn-out payments. As of December 31, 2008, the Company has invested $500,000 in seed capital into the open and closed end real estate funds that Alesco launched during 2008.
22. EARNINGS (LOSS) PER SHARE
          The Company computes earnings per share in accordance with the requirements of the Earnings Per Share Topic. Under the provisions of the Topic, basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common equivalent shares of stock outstanding during the periods utilizing the treasury stock method for stock options and unvested restricted stock.
          On December 7, 2007, pursuant to the Merger Agreement (i) each issued and outstanding share of common stock of NNN was automatically converted into 0.88 of a share of common stock of the Company, and (ii) each issued and outstanding stock option of NNN, exercisable for common stock of NNN, was automatically converted into the right to receive stock option exercisable for common stock of the Company based on the same 0.88 share conversion ratio.
          Unless otherwise indicated, all pre-merger NNN share data have been adjusted to reflect the 0.88 conversion as a result of the Merger.
          The following is a reconciliation between weighted-average shares used in the basic and diluted earnings (loss) per share calculations:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,
	2008	2007	2006
(In thousands, except per share amounts)		Restated	Restated
Numerator:
(Loss) income from continuing operations attributable to Grubb & Ellis Company, net of tax	$(306,949)	$21,780	$20,934

Earnings allocated to participating securities	—	(406)	—

Numerator for basic and diluted EPS from continuing operations	$(306,949)	$21,374	$20,934

Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	$(23,921)	$(708)	$(963)

Numerator for basic and diluted EPS from discontinued operations	$(23,921)	$(708)	$(963)

Net (loss) income attributable to Grubb & Ellis Company	$(330,870)	$20,666	$19,971

Numerator for basic and diluted EPS	$(330,870)	$20,666	$19,971

Denominator:
Denominator for basic earnings (loss) per share:
Weighted-average number of common shares outstanding	63,515	38,652	19,681 (1)
Effect of dilutive securities:
Unvested restricted stock	— (2)	— (2)	13 (2)

Denominator for diluted earnings (loss) per share:
Weighted-average number of common and common equivalent shares outstanding	63,515	38,652	19,694

Basic (loss) earnings per share
(Loss) income from continuing operations attributable to Grubb & Ellis Company, net of tax	$(4.83)	$0.55	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	(0.38)	(0.02)	(0.05)

Basic (loss) earnings per share	$(5.21)	$0.53	$1.01

Diluted (loss) earnings per share
(Loss) income from continuing operations attributable to Grubb & Ellis Company, net of tax	$(4.83)	$0.55	$1.06
Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	(0.38)	(0.02)	(0.05)

Diluted (loss) earnings per share	$(5.21)	$0.53	$1.01

(1)	Shares of NNN’s common stock as December 31, 2007, were converted to the Company’s common shares outstanding by applying December 7, 2007 merger exchange ratio for earnings (loss) per share disclosure purposes.

(2)	Excluded from the calculation of diluted weighted-average common shares were approximately 3.1 million, 2.0 million and 181,000 shares of options and restricted stock that have an anti-dilutive effect when applying the treasury stock method as of December 31, 2008, 2007 and 2006, respectively. In addition, excluded from the calculation of diluted weighted-average common shares as of December 31, 2008 were approximately 5.2 million shares that may be awarded to employees related to the deferred compensation plan. See Note 24 — Employee Benefit Plans for additional information on the deferred compensation plan.
23. OTHER RELATED PARTY TRANSACTIONS
          Offering Costs and Other Expenses Related to Public Non-traded REITs — The Company, through its consolidated subsidiaries Grubb & Ellis Apartment REIT Advisor, LLC, and Grubb & Ellis Healthcare REIT Advisor, LLC, bears certain general and administrative expenses in its capacity as advisor of Apartment REIT and Healthcare REIT, respectively, and is reimbursed for these expenses. However, Apartment REIT and Healthcare REIT will not reimburse the Company for any operating expenses that, in

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
any four consecutive fiscal quarters, exceed the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of the respective REIT’s net income for such year, unless the board of directors of the respective REITs approve such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts are expensed by the Company.
          The Company also pays for the organizational, offering and related expenses on behalf of Apartment REIT and Healthcare REIT. These organizational, offering and related expenses include all expenses (other than selling commissions and the marketing support fee which generally represent 7.0% and 2.5% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT in connection with their offerings. These expenses only become the liability of Apartment REIT and Healthcare REIT to the extent selling commissions, the marketing support fee and due diligence expense reimbursements and other organizational and offering expenses do not exceed 11.5% of the gross proceeds of the offering. As of December 31, 2008, the Company has incurred expenses of $3.8 million and $0 in excess of 11.5% of the gross proceeds of the Apartment REIT and Healthcare REIT offerings, respectively. As of December 31, 2008, the Company has recorded an allowance for bad debt of approximately $3.6 million related to the Apartment REIT offering costs incurred as the Company believes that such amounts will not be reimbursed.
          Management Fees — The Company provides both transaction and management services to parties, which are related to a principal stockholder and director of the Company (collectively, “Kojaian Companies”). In addition, the Company also pays asset management fees to the Kojaian Companies related to properties the Company manages on their behalf. Revenue, including reimbursable expenses related to salaries, wages and benefits, earned by the Company for services rendered to these affiliates, including joint ventures, officers and directors and their affiliates, was $7.3 million, $530,000, and $0, respectively for the years ended December 31, 2008, 2007 and 2006.
          Other Related Party — GERI, which is wholly owned by the Company, owns a 50.0% managing member interest in Grubb & Ellis Apartment REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Apartment REIT Advisor, LLC. Each of Grubb & Ellis Apartment Management, LLC and ROC REIT Advisors, LLC own a 25.0% equity interest in Grubb & Ellis Apartment REIT Advisor, LLC. As of December 31, 2008, Andrea R. Biller, the Company’s General Counsel, Executive Vice President and Secretary, owned an equity interest of 18.0% of Grubb & Ellis Apartment Management, LLC. As of December 31, 2007, each of Scott D. Peters, the Company’s former Chief Executive Officer and President, and Andrea R. Biller owned an equity interest of 18.0% of Grubb & Ellis Apartment Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Apartment Management, LLC, Grubb & Ellis Apartment Management LLC tendered settlement for the purchase of the 18.0% equity interest in Grubb & Ellis Apartment Management LLC that was previously owned by Mr. Peters. As a consequence, through a wholly-owned subsidiary, the Company’s equity interest in Grubb & Ellis Apartment Management, LLC increased from 64.0% to 82.0% after giving effect to this purchase from Mr. Peters. As of December 31, 2008 and December 31, 2007, Stanley J. Olander, Jr., the Company’s Executive Vice President — Multifamily, owned an equity interest of 33.3% of ROC REIT Advisors, LLC.
          GERI owns a 75.0% managing member interest in Grubb & Ellis Healthcare REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Healthcare REIT Advisor, LLC. Grubb & Ellis Healthcare Management, LLC owns a 25.0% equity interest in Grubb & Ellis Healthcare REIT Advisor, LLC. As of December 31, 2008, each of Ms. Biller and Mr. Hanson, the Company’s Chief Investment Officer and GERI’s President, owned an equity interest of 18.0% of Grubb & Ellis Healthcare Management, LLC. As of December 31, 2007, each of Mr. Peters, Ms. Biller and Mr. Hanson owned an equity interest of 18.0% in Grubb & Ellis Healthcare Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Healthcare Management, LLC, Grubb & Ellis Healthcare Management, LLC tendered settlement for the purchase of 18.0% equity interest in Grubb & Ellis Healthcare Management, LLC that was previously owned by Mr. Peters. As a consequence, through a wholly-owned subsidiary, the Company’s equity interest in Grubb & Ellis Healthcare Management, LLC increased from 46.0% to 64.0% after giving effect to this purchase from Mr. Peters.
          In connection with his resignation on July 10, 2008, Mr. Peters is no longer a member of Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC.
          Mr. Thompson, as a special member, was entitled to receive up to $175,000 annually in compensation from each of Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC. Effective February 8, 2008, upon his resignation as Chairman, he was no longer a special member. As part of his resignation, the Company has agreed to continue to pay him up to an aggregate of $569,000 through the initial offering periods related to Apartment REIT, Inc. and Healthcare REIT, Inc., of which $263,000 remains outstanding as of December 31, 2008.
          The grants of membership interests in Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC to certain executives are being accounted for by the Company as a profit sharing arrangement. Compensation expense is recorded by the Company when the likelihood of payment is probable and the amount of such payment is estimable, which generally coincides with Grubb & Ellis Apartment REIT Advisor, LLC and Grubb & Ellis Healthcare REIT Advisor, LLC recording its revenue. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Apartment Management, LLC includes distributions of $88,000, $175,000 and $22,000 respectively, earned by Mr. Thompson, $85,000, $159,000 and $50,000, respectively, earned by Mr. Peters and $122,000, $159,000 and $50,000, respectively, earned by Ms. Biller for the years ended

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2008, 2007 and 2006, respectively. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Healthcare Management, LLC includes distributions of $175,000 and $175,000, respectively, earned by Mr. Thompson, $387,000 and $414,000, respectively, earned by Mr. Peters and $548,000 and $414,000, respectively, earned by each of Ms. Biller and Mr. Hanson for the years ended December 31, 2008 and 2007, respectively. No distributions were paid in 2006.
          As of December 31, 2008 and December 31, 2007, the remaining 82.0% and 64.0%, respectively, equity interest in Grubb & Ellis Apartment Management, LLC and the remaining 64.0% and 46.0%, respectively, equity interest in Grubb & Ellis Healthcare Management, LLC were owned by GERI. Any allocable earnings attributable to GERI’s ownership interests are paid to GERI on a quarterly basis. Grubb & Ellis Apartment Management, LLC incurred expenses of $338,000, $492,000 and $182,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and Grubb & Ellis Healthcare Management, LLC incurred expenses of $1,385,000, $882,000 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively, to Company employees, which was included in compensation expense in the consolidated statement of operations.
          Mr. Thompson and Mr. Rogers have agreed to transfer up to 15.0% of the common stock of Realty they own to Mr. Hanson, assuming he remains employed by the Company in equal increments on July 29, 2007, 2008 and 2009. The transfers will be settled with 743,160 shares of the Company’s common stock (557,370 from Mr. Thompson and 185,790 from Mr. Rogers). Because Mr. Thompson and Mr. Rogers were affiliates of NNN at the time of such transfers, NNN and the Company recognized a compensation charge (See Note 24). Mr. Hanson is not entitled to any reimbursement for his tax liability or any gross-up payment.
          On September 20, 2006, the Company awarded Mr. Peters a bonus of $2.1 million, which was payable in 178,957 shares of the Company’s common stock, representing a value of $1.3 million and a cash tax gross-up payment of $854,000.
          Mr. Peters and Ms. Biller each earned in fiscal 2006 a performance-based bonus of $100,000 from GERI upon the receipt by GERI of net commissions aggregating $5,000,000 or more from the sale of G REIT properties in 2006. The performance based-bonus was paid in March 2007.
          The Company’s directors and officers, as well as officers, managers and employees have purchased, and may continue to purchase, interests in offerings made by the Company’s programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. The net proceeds to the Company from these sales made net of commissions will be substantially the same as the net proceeds received from other sales.
          Mr. Thompson has routinely provided personal guarantees to various lending institutions that provided financing for the acquisition of many properties by our programs. These guarantees cover certain covenant payments, environmental and hazardous substance indemnification and any indemnification for any liability arising from the SEC investigation of Triple Net Properties. In connection with the formation transactions, the Company indemnified Mr. Thompson for amounts he may be required to pay under all of these guarantees to which Triple Net Properties, Realty or NNN Capital Corp. is an obligor to the extent such indemnification would not require the Company to book additional liabilities on the Company’s balance sheet.
          In September 2007, NNN acquired Cunningham Lending Group LLC (“Cunningham”), a company that was wholly-owned by Mr. Thompson, for $255,000 in cash. Prior to the acquisition, Cunningham made unsecured loans to some of the properties under management by GERI. The loans, which bear interest at rates ranging from 8.0% to 12.0% per annum are reflected in advances to related parties on the Company’s balance sheet and are serviced by the cash flows from the programs. In accordance with the requirements of the Consolidation Topic, the Company consolidated Cunningham in its financial statements beginning in 2005.
24. EMPLOYEE BENEFIT PLANS
Stock Incentive Plans
          Unless otherwise indicated, all pre-merger NNN share data have been adjusted to reflect the conversion as a result of the Merger (see Note 11).
          2006 Omnibus Equity Plan — In September 2006, NNN’s board of directors and then sole stockholder approved and adopted the 2006 Long-Term Incentive Plan (the “2006 Plan”). As a result of the merger of Grubb & Ellis and NNN, all issued and outstanding stock option awards under the 2006 Plan were merged into and are subject to the general provisions of the 2006 Omnibus Equity Plan (the “Omnibus Plan”). Awards previously issued pursuant to the 2006 Plan maintain all of the specific rights and characteristics as they held when originally issued, except for the number of shares represented within each award. The numbers of shares contained in awards issued under the 2006 Plan have been multiplied by a conversion factor of 0.88 to calculate a post-merger equivalent share amount for each award. In addition, the exercise price of any option award originally granted under the 2006 Plan has been divided by the same conversion factor of 0.88 to achieve a post-merger equivalent exercise price. All tables contained within this Note 24 of Notes to Consolidated Financial Statements have been retroactively restated to reflect the above conversion factors, effective as if the conversion had been calculated as of January 1, 2006, the earliest date presented.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          A total of 2,055,375 shares of common stock (plus restricted shares issuable to outside directors pursuant to a formula contained in the plan) remained eligible for future grant under the Omnibus Plan as of December 31, 2008.
          Non-Qualified Stock Options. Non-qualified stock options, or NQSOs, provide for the right to purchase shares of common stock at a specified price not less than its fair market value on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals.
          In terms of vesting periods, 1,105,219 stock options were granted and vested at the date of merger. Other stock options granted during the year ended December 31, 2007 vest in equal annual increments over the three years following the date of grant. Of the stock options granted during the year ended December 31, 2006, 60,133 options were exercisable on the date of grant. The remaining options vest in equal annual increments over the two years following the date of grant.
          These NQSOs are subject to a maximum term of ten years from the date of grant and are subject to earlier termination under certain conditions. Because these stock option awards were granted to the Company’s senior executive officers, no forfeiture rate has been assumed.
          The following table provides a summary of the Company’s stock option activity:

			Weighted-Average
			Remaining	Weighted-Average
		Weighted-Average	Contractual Term	Grant Date
	Number of Shares	Exercise Price per Share	(In Years)	Fair Value per Share
Options outstanding as of January 1, 2006	—
Options granted	180,400	$11.36		$4.16
Options exercised	—
Options forfeited or expired	—

Options outstanding as of December 31, 2006	180,400	$11.36	9.87	$4.16

Options granted	610,940	$11.36		$3.61
Options exercised	—
Options forfeited or expired	(140,800)	$11.36		$3.78
Options converted and vested related to acquired company	1,105,219	$7.06		$3.60

Options outstanding as of December 31, 2007	1,755,759	$8.65	6.14	$3.65
Options granted	—
Options exercised	(76,666)	$6.53		$4.23
Options forfeited or expired	(601,918)	$10.74		$2.12

Options outstanding as of December 31, 2008	1,077,175	$7.76	6.79	$4.51

Options vested and exercisable as of December 31, 2008	820,797	$6.63	6.39	$4.79

Options expected to vest as of December 31, 2008	256,378	$11.36	8.06	$3.61

Options vested and expected to vest as of December 31, 2008	1,077,175	$7.76	6.79	$4.51

          The Equity Topic requires companies to estimate the fair value of its stock option equity awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model. The determination of the fair value of option-based awards using the Black-Scholes model incorporates various assumptions including exercise price, fair value at date of grant, volatility, and expected life of awards, risk-free interest rates and expected dividend yield. The expected volatility is based on the historical volatility of comparable publicly traded companies in the real estate sector over the most recent period commensurate with the estimated expected life of the Company’s stock options. The expected life of the Company’s stock options represents the average between the vesting and contractual term, pursuant to the requirements of the Compensation-Stock Compensation Topic. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2007 and 2006. (The Company did not grant any options during the year ended December 31, 2008):

	Year Ended December 31,
	2007	2006
Exercise price	$8.59	$11.36
Expected term (in years)	5.0	6.0
Risk-free interest rate	3.97%	4.67%
Expected volatility	81.79%	43.94%
Expected dividend yield	4.1%	4.1%
Fair value at date of grant	$3.45	$3.66

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Option valuation models require the input of subjective assumptions including the expected stock price volatility and expected life. For the years ended December 31, 2008, 2007 and 2006, the Company recognized stock-based compensation related to stock option awards of $554,000, $619,000 and $281,000, respectively. The related income tax benefit for the years ended December 31, 2008, 2007 and 2006 was $209,000, $248,000 and $110,000, respectively. The total fair value of stock options that vested for the years ended December 31, 2008, 2007 and 2006 was $774,000, $189,000 and $250,000, respectively. As of December 31, 2008, there was $491,000 in unrecognized compensation expense related to stock option awards that the Company expects to recognize over a weighted average period of 13 months.
          Restricted Stock. Restricted stock may be issued at such price, if any, and may be made subject to such restrictions (including time vesting or satisfaction of performance goals), as may be determined by the administrator. Restricted stock typically may be repurchased by the Company at the original purchase price, if any, or forfeited, if the vesting conditions and other restrictions are not met.
          For the years ended December 31, 2008 and 2007, the Company granted restricted stock awards of 1,552,227 shares and 1,449,372 shares, respectively. Total compensation expense recognized for restricted stock awards was $7.8 million, $5.5 million, and $1.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The related income tax benefit for the years ended December 31, 2008, 2007 and 2006 was $2.9 million, $2.2 million, and $681,000, respectively. As of December 31, 2008, there was $6.9 million of unrecognized compensation expense related to unvested restricted stock awards that the Company expects to recognize over a weighted average period of 18 months.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The following table provides a summary of the Company’s restricted stock activity:

		Weighted-Average
		Grant Date
	Number of Shares	Fair Value per Share
Non vested shares outstanding as of January 1, 2006	—
Shares issued	541,200	$10.83
Shares vested	—
Shares forfeited	—

Non vested shares outstanding as of December 31, 2006	541,200	$10.83
Shares issued upon merger	40,000	$12.49
Shares issued	1,409,372	$10.31
Shares vested	(456,133)	$10.78
Shares forfeited	(102,667)	$10.89

Non vested shares outstanding as of December 31, 2007	1,431,772	$10.37
Shares issued	1,552,227	$3.06
Shares vested	(455,195)	$10.65
Shares forfeited	(514,792)	$9.79

Non vested shares outstanding as of December 31, 2008	2,014,012	$4.95

          Employment Agreements. In October 2006, the Company entered into employment agreements with each of Mr. Peters, Mr. Rogers, Ms. Biller, Francene LaPoint, the Company’s Former Executive Vice President, Accounting and Finance, Mr. Hanson and Mr. Hull. These agreements provide that each of these executives agree to devote substantially all of his or her full working time to NNN’s business. The agreements have a term of three years, and provide for an annual base salary and bonus targets under the performance bonus program. Additional benefits include health benefits and other fringe benefits as the board or compensation committee determines. Mr. Hanson’s employment agreement further provides for a special bonus based on his ability to procure new sources of equity, and Mr. Peters’ new employment arrangement with the combined company provides for a $1.0 million payment for a second residence in California following the close of the Merger and the purchase of a second residence. In January, 2008, Mr. Peters irrevocably waived his right to receive the $1.0 million payment for a second residence in California. Effective July 10, 2008, Mr. Peters resigned as Chief Executive Officer and President of the Company. Effective October 3, 2008, Ms. LaPoint resigned as Executive Vice President, Accounting and Finance of the Company.
          Other stock award. On September 20, 2006, the Company awarded Mr. Peters a bonus of $2.1 million, which was payable in 178,083 shares of the Company’s common stock for a value of $1.3 million, and cash of $854,000.
          Other Equity Awards — In accordance with the requirements of the Equity Topic, share-based payments awarded to an employee of the reporting entity by a related party, or other holder of an economic interest in the entity, as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The economic interest holder is one who either owns 10.0% or more of an entity’s common stock or has the ability, directly or indirectly, to control or significantly influence the entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. The Equity Topic also requires that the fair value of unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the acquiree shall be determined at the consummation date of the acquisition. The incremental compensation cost shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the acquisition (the fair market value at the consummation date of the acquisition over the fair value of the original grant).
          On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15.0% of the outstanding common stock of Realty to Mr. Hanson, assuming he remained employed by the Company, in equal increments on July 29, 2007, 2008 and 2009. Due to the acquisition of Realty, the transfers were settled with 743,160 shares of the Company’s common stock (557,370 shares from Mr. Thompson and 185,790 shares from Mr. Rogers). Since Mr. Thompson and Mr. Rogers were affiliates who owned more than 10.0% of Realty’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Hanson in exchange for services provided to Realty which are vested upon completion of the respective service period, the fair value of the award was accounted for as stock-based compensation in accordance with the requirements of the Equity Topic. These shares included rights to dividends or other distributions declared on or prior to July 29, 2009. As a result, the Company recognized $2.8 million, $2.7 million, and $333,000 in stock-based compensation and a related income tax benefit (deferred

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
tax asset) of $1.1 million, $1.1 million and $130,000 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $1.6 million of unrecognized stock-based compensation related to the unvested portion of the award that the Company expects to recognize in 2009.
          On December 7, 2007, Mr. Thompson transferred 528,000 shares of his own Company common stock to Mr. Peters, which were to vest in equal annual increments over the five years following the date of grant. Since Mr. Thompson was an affiliate who owned more than 10.0% of the Company’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Peters in exchange for services provided to the Company which are vested upon completion of the respective service period, the fair value of the award was accounted for as stock-based compensation in accordance with the requirements of the Equity Topic. These shares included rights to dividends or other distributions declared. As a result, the Company recognized $48,000 in stock-based compensation and a related income tax benefit (deferred tax asset) of $19,000 for the year ended December 31, 2007.
          On July 10, 2008, Scott D. Peters resigned as the Company’s Chief Executive Officer and President, and as a consequence, the employment agreement between the Company and Mr. Peters was terminated in accordance with its terms. As such, previously recognized stock-based compensation expense related to the transfer of shares, including accrued dividends or distributions declared, were reversed, along with forfeiture of all rights and interests. Additionally, there will be no further recognition of stock-based compensation related to the unvested portion of the award.
          401k Plan — The Company adopted a 401(k) plan (the “Plan”) for the benefit of its employees. The Plan covers employees of the Company and eligibility begins the first of the month following the hire date. For the years ended December 31, 2008, 2007 and 2006, the Company contributed $3.3 million, $817,000, and $525,000 to the Plan, respectively.
Deferred Compensation Plan
          During 2008, the Company implemented a deferred compensation plan that permits employees and independent contractors to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. Deferrals made by employees and independent contractors and earnings thereon are fully accrued and held in a rabbi trust. In addition, the Company may make discretionary contributions to the plan which vest over one to five years. Contributions made by the Company and earnings thereon are accrued over the vesting period and have not been funded to date. Benefits are paid according to elections made by the participants. Included in Other Long Term Liabilities as of December 31, 2008 is $1.7 million reflecting the non-stock liability under this plan. The Company has purchased whole-life insurance contracts on certain employee participants to recover distributions made or to be made under this plan and have recorded the cash surrender value of the policies of $1.1 million in Other Noncurrent Assets.
          In addition, the Company may award “phantom” shares of Company stock to participants under the deferred compensation plan. These awards vest over three to five years. Vested phantom stock awards are also unfunded and paid according to distribution elections made by the participants at the time of vesting and will be settled by the Company purchasing shares of Company common stock in the open market from time to time and delivering such shares to the participant. During 2008, the Company granted an aggregate of 5.4 million phantom shares to various employees under this plan, of which 5.2 million phantom shares were outstanding as of December 31, 2008. The Company recorded stock compensation expense of $3.1 million for the year ended December 31, 2008 related to certain of these grants which provided for a minimum guaranteed value upon vesting.
25. INCOME TAXES
          The components of income tax (benefit) provision from continuing operations for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	Year Ended December 31,
	2008	2007	2006
(In thousands)		Restated	Restated
Current:
Federal	$(10,981)	$16,991	$375
State	(1,891)	3,195	331

	(12,872)	20,186	706

Deferred:
Federal	17,367	(4,886)	(6,766)
State	(5,322)	(547)	(1,381)

	12,045	(5,433)	(8,147)

	$(827)	$14,753	$(7,441)

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The Company recorded prepaid taxes totaling approximately of $1.2 million and $2.4 million as of December 31, 2008 and 2007, respectively, comprised primarily of state tax refund receivables and state prepaid tax estimates. The Company also received net federal and state tax refunds of approximately $6.2 million and $300,000 during 2008 and 2007, respectively, comprised primarily of refunds of estimated overpayments and net operating loss carryback claims resulting in refunds of taxes paid in previous years.
          The Company generated a federal net operating loss (“NOL”) of approximately $9.5 million for the taxable period of the acquired entity ending on the Merger date December 7, 2007. The Company carried back $6.6 million of this NOL to 2006 and claimed a refund of taxes paid of $1.7 million. As of December 31, 2008, federal net operating loss carryforwards were available to the Company in the amount of approximately $2.2 million, translating to a deferred tax asset before valuation allowance of $800,000, which will begin to expire in 2027. The remaining NOL carryforward is subject to an annual limitation under IRC section 382 because the Merger caused a change of ownership of the Company of greater than 50.0%. The annual limitation is approximately $7.3 million. Prior to the issuance of the Company’s December 31, 2008 financial statements, the Company filed its 2008 federal income tax return claiming an ordinary loss of $29.2 million. The Company carried back this NOL to 2006 and 2007 and claimed and received a refund of taxes paid of $10.3 million.
          The Company also had state net operating loss carryforwards from previous periods totaling $74.5 million, translating to a deferred tax asset of $6.1 million before valuation allowances, which will begin to expire in 2017. The current increase in deferred assets related to state net operating losses has been offset by an increase in the valuation allowances of $2.4 million as the future utilization of these state NOLs is uncertain. The additional increase in deferred tax assets of $2.2 million related to current year estimated state net operating losses has been offset by the same increase in the valuation allowance.
          The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Due to the cumulative pre-tax book loss in the past three years and the inherent volatility of the business in recent years, the Company believes that this negative evidence supports the position that a valuation allowance is required pursuant to the requirements of the Income Taxes Topic. As of December 31, 2008, there is approximately $6.2 million of taxable income available in carryback years that could be used to offset deductible temporary differences. Management determined that as of December 31, 2008, $55.2 million of deferred tax assets do not satisfy the recognition criteria set forth in the requirements of the Topic. Accordingly, a valuation allowance has been recorded for this amount. If released, the entire amount would result in a benefit to continuing operations. During the year ended December 31, 2008, our valuation allowances increased by approximately $52.1 million. Of the $52.1 million increase, $2.4 million was charged against Goodwill due to state return to provision true-ups of the pre-merger returns.
          The differences between the total income tax (benefit) provision of the Company for financial statement purposes and the income taxes computed using the applicable federal income tax rate of 35.0% for 2008 and 2007, and 34% for 2006 were as follows:

	Year Ended December 31,
	2008	2007	2006
(In thousands)		Restated	Restated
Federal income taxes at the statutory rate	$(107,721)	$12,792	$3,769
Income of properties not subject to corporate income tax(1)	—	—	(4,905)
Tax benefit of change in tax status	—	—	(6,086)
State income taxes, net of federal benefit	(5,433)	1,923	(51)
Credits	(236)	(250)	—
Other	(235)	(251)	—
Non-taxable income	—		(238)
Non-deductible expenses	63,121	460	70
Change in valuation allowance	49,677	79	—

Provision (benefit) for income taxes	$(827)	$14,753	$(7,441)

(1)	Represents Grubb & Ellis Realty Investors, LLC income for the period January 1, 2006 through November 15, 2006.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2008 and 2007 from continuing and discontinued operations consisted of the following:

	December 31, 2008	December 31, 2007
(In thousands)		Restated
Stock compensation	$953	$968
Accrued expenses	3,446	3,096
Severance accrual	1,160	1,986
Allowance for bad debts	3,764	1,745
Deferred revenue	122	1,750
Workers compensation reserves	689	703
Net operating losses	—	2,559
Other	870	535
Less valuation allowance	(8,363)	(1,561)

Current deferred tax assets:	2,641	11,781

Intangible assets	(2,569)	(2,532)
Prepaid service contracts	(1,055)	(1,076)
Other	(1,097)	(182)

Current deferred tax liabilities:	(4,721)	(3,790)

Net current deferred tax assets (liabilities)	$(2,080)	$7,991

Stock compensation	$4,720	$2,616
Capitalized cost of member redemption	461	935
Property and equipment	3,523	2,568
Legal reserve	1,449	2,067
Real estate impairments	40,139	—
Other	5,099	3,653
Capital losses	2,528	—
Net operating losses	9,200	4,125
Less valuation allowance	(46,841)	(1,542)

Noncurrent deferred tax assets	20,278	14,422

Intangible assets	(38,470)	(43,693)
Other	894	(644)

Noncurrent deferred tax liabilities	(37,576)	(44,337)

Net noncurrent deferred tax liabilities	$(17,298)	$(29,915)

Net deferred tax liabilities:	$(19,378)	$(21,924)

          The Company classified estimated interest and penalties related to unrecognized tax benefits in our provision for income taxes. As of December 31, 2008, the Company remains subject to examination by certain tax jurisdictions for the tax years ended December 31, 2004 through 2008. There were no significant changes in the accrued liability related to uncertain tax positions during the year ended December 31, 2008, nor does the Company anticipate significant changes during the next 12-month period.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
26. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Fiscal Year 2008
	Quarter Ended
(In thousands, except per share amounts)	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenue	$154,427	$161,183	$153,191	$159,978

Operating loss	$(5,014)	$(2,622)	$(57,410)	$(235,582)

Net loss attributable to Grubb & Ellis Company	$(6,298)	$(5,380)	$(56,282)	$(262,910)

Loss per common share:
Basic —	$(0.10)	$(0.08)	$(0.88)	$(4.15)

Weighted average common shares outstanding	63,521	63,600	63,601	63,388

Diluted —	$(0.10)	$(0.08)	$(0.88)	$(4.15)

Weighted average common shares outstanding	63,521	63,600	63,601	63,388

	Fiscal Year 2007
	Quarter Ended
(In thousands, except per share amounts)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Total revenue	$32,982	$44,271	$50,272	$102,132

Operating income	$5,554	$16,830	$5,755	$5,795

Net income attributable to Grubb & Ellis Company	$4,252	$9,597	$4,416	$2,807

Income per common share:
Basic —	$0.11	$0.23	$0.10	$0.06

Weighted average common shares outstanding	36,910	41,943	41,943	43,917

Diluted —	$0.11	$0.23	$0.10	$0.06

Weighted average common shares outstanding	36,910	41,943	41,943	43,917

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
27. SUBSEQUENT EVENTS (unaudited)
          Hiring of New Chief Executive Officer
          On November 9, 2009, the Company announced that Thomas P. D’Arcy will join the Company as president, chief executive officer and a member of the board of directors, effective November 16, 2009 (the “Effective Date”).
          Sale of Unregistered Securities
          On September 30, 2009, the Company further amended its Credit Facility by entering into the First Credit Facility Letter Amendment. The First Credit Facility Letter Amendment, among other things, modified and provided the Company an extension from September 30, 2009 to November 30, 2009 (the “Extension”) to (i) effect its Recapitalization Plan and in connection therewith to effect a prepayment of at least seventy two (72%) percent of the Revolving Credit A Advances (as defined in the Credit Facility), and (ii) sell four commercial properties, including the two real estate assets the Company had previously acquired on behalf of Grubb & Ellis Realty Advisors, Inc.
          The First Credit Facility Letter Amendment also granted the Company a one-time right, exercisable by November 30, 2009, to prepay the Credit Facility in full for a reduced principal amount equal to approximately 65% of the aggregate principal amount of the Credit Facility then outstanding (the “Discount Prepayment Option”).
          In connection with the Extension, the warrant agreement was also amended to extend from October 1, 2009 to December 1, 2009, the time when the Warrants are first exercisable by its holders.
          The First Credit Facility Letter Amendment also granted a one-time waiver from the covenant requiring all proceeds of sales of equity or debt securities to be applied to pay down the Credit Facility to facilitate the sale by the Company to an affiliate of the Company’s largest stockholder and Chairman of the Board of Directors of the Company, $5.0 million of subordinated debt or equity securities of the Company (the “Permitted Placement”) so long as (i) the Permitted Placement is junior, subject and subordinate to the Credit Facility, (ii) the net proceeds of the Permitted Placement are placed into an account with the lender, (iii) the disbursement of the funds in such account is in accordance with the approved budget that has been agreed to by the Company and the lenders, (iv) that the lenders be granted a security interest in the net proceeds of the Permitted Placement, and (v) the Permitted Placement is otherwise satisfactory to the Lenders. In addition, if the Permitted Placement is in the form of subordinated debt, the Company and the entity making the $5.0 million loan are required to enter into a subordination agreement with the lenders.
          Finally, the First Credit Facility Letter Amendment also provided that $4.3 million that was deposited in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility would instead be used to pay down the Credit Facility.
          The Company’s Credit Facility is secured by substantially all of the Company’s assets. The outstanding balance on the Credit Facility was $63.0 million as of September 30, 2009 and December 31, 2008 and carried a weighted average interest rate of 8.37% and 4.51%, respectively.
          On November 6, 2009, a portion of proceeds from the offering of preferred stock were used to pay in full borrowings under the Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million and the Credit Facility was terminated.
          On October 2, 2009, the Company issued a $5.0 million senior subordinated convertible note (the “Note”) to Kojaian Management Corporation. The Note (i) bears interest at twelve percent (12%) per annum, (ii) is co-terminus with the term of the Credit Facility (including if the Credit Facility is terminated pursuant to the Discount Prepayment Option), (iii) is unsecured and fully subordinate to the Credit Facility, and (iv) in the event the Company issues or sells equity securities in connection with or pursuant to a transaction with a non-affiliate of the Company while the Note is outstanding, at the option of the holder of the Note, the principal amount of the Note then outstanding is convertible into those equity securities of the Company issued or sold in such non-affiliate transaction. In connection with the issuance of the Note, Kojaian Management Corporation, the lenders to the Credit Facility and the Company entered into a subordination agreement (the “Subordination Agreement”). The Permitted Placement was a transaction by the Company not involving a public offering in accordance with Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).
          On November 6, 2009, the Company completed the private placement of 900,000 shares of 12% cumulative participating perpetual convertible preferred stock, par value $0.01 per share (“Preferred Stock”), to qualified institutional buyers and other accredited investors. In conjunction with the offering, the entire $5.0 million principal balance of the Note was converted into the Preferred Stock at the offering price and the holder of the Note received accrued interest of approximately $57,000. In addition, the holder of the Note also purchased an additional $5.0 million of preferred stock at the offering price. The Company also granted the initial purchaser a 45-day option to purchase up to an additional 100,000 shares of Preferred Stock.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The Preferred Stock was offered in reliance on exemptions from the registration requirements of the Securities Act that apply to offers and sales of securities that do not involve a public offering. As such, the Preferred Stock was offered and will be sold only to (i) the initial purchaser for resale to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (ii) to a limited number of institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act), and (iii) to a limited number of individual “accredited investors” (as defined in Rule 501(a)(4), (5) or (6) of the Securities Act).
          Upon the closing of the sale of the $90 million of Preferred Stock, the Company received cash proceeds of approximately $85.0 million after giving effect to the conversion of the Note and after deducting the initial purchaser’s discounts and certain offering expenses and giving effect to the conversion of the subordinated note. A portion of proceeds were used to pay in full borrowings under the Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million, with the balance of the proceeds to be used for working capital purposes.
          The Certificate of Designations with respect to the Preferred Stock provides, among other things, that upon the closing of the Offering, each share of Preferred Stock is convertible, at the holder’s option, into the Company’s common stock, par value $.01 per share at a conversion rate of 60.606 shares of common stock for each share of Preferred Stock, which represents a conversion price of approximately $1.65 per share of common stock, and a 10.0% premium to the closing price of the common stock on October 22, 2009.
          The terms of the Preferred Stock provide for cumulative dividends from and including the date of original issuance in the amount of $12.00 per share each year. Dividends on the Preferred Stock will be payable when, as and if declared, quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on December 31, 2009. In addition, in the event of any cash distribution to holders of the Common Stock, holders of Preferred Stock will be entitled to participate in such distribution as if such holders had converted their shares of Preferred Stock into Common Stock.
          If the Company fails to pay the quarterly Preferred Stock dividend in full for two consecutive quarters, the dividend rate will automatically be increased by .50% of the initial liquidation preference per share per quarter (up to a maximum amount of increase of 2% of the initial liquidation preference per share) until cumulative dividends have been paid in full. In addition, subject to certain limitations, in the event the dividends on the Preferred Stock are in arrears for six or more quarters, whether or not consecutive, subject to the passage of the amendment to the Company’s Certificate of Incorporation discussed above, holders representing a majority of the shares of Preferred Stock voting together as a class with holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable will be entitled to nominate and vote for the election of two additional directors to serve on the board of directors until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred or are exercisable have been paid or declared and a sum sufficient for payment has been set aside therefore.
          During the six-month period following November 6, 2009, if the Company issues any securities, other than certain permitted issuances, and the price per share of the Common Stock (or the equivalent for securities convertible into or exchangeable for Common Stock) is less than the then current conversion price of the Preferred Stock, the conversion price will be reduced pursuant to a weighted average anti-dilution formula.
          Holders of Preferred Stock may require the Company to repurchase all, or a specified whole number, of their Preferred Stock upon the occurrence of a “Fundamental Change” (as defined in the Certificate of Designations) with respect to any Fundamental Change that occurs (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends, and (ii) from November 15, 2014 until prior to November 15, 2019, at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends. On or after November 15, 2014, the Company may, at its option, redeem the Preferred Stock, in whole or in part, by paying an amount equal to 110% of the sum of the initial liquidation preference per share plus any accrued and unpaid dividends to and including the date of redemption.
          In the event of certain events that constitute a “Change in Control” (as defined in the Certificate of Designations) prior to November 15, 2014, the conversion rate of the Preferred Stock will be subject to increase. The amount of the increase in the applicable conversion rate, if any, will be based on the date in which the Change in Control becomes effective, the price to be paid per share with respect to the Common Stock and the transaction constituting the Change in Control.
          The Company has entered into a registration rights agreement (the “Registration Rights Agreement”) with one of the lead investors (and its affiliates) with respect to the shares of Preferred Stock, and the Common Stock issuable upon the conversion of such Preferred Stock, that was acquired by such lead investor (and affiliates) in the Offering. No other purchasers of the Preferred Stock in the Offering will have the right to have their shares of Preferred Stock, or shares of Common Stock issuable upon conversion of such Preferred Stock, registered. In addition, subject to certain limitations, the lead investor who acquired the registration rights also has certain preemptive rights in the event the Company issues for cash consideration any Common Stock or any securities convertible into or exchangeable for Common Stock (or any rights, warrants or options to purchase any such Common Stock) during the six-month period subsequent to the closing of the Offering. Such preemptive right is intended to permit such lead investor to maintain its pro rata ownership of the Preferred Stock acquired in the Offering.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Except as otherwise provided by law, the holders of the Preferred Stock vote together with the holders of common stock as one class on all matters on which holders of common stock vote. Holders of the Preferred Stock when voting as a single class with holders of common stock are entitled to voting rights equal to the number of shares of Common Stock into which the Preferred Stock is convertible, on an “as if” converted basis. Holders of Preferred Stock vote as a separate class with respect to certain matters.
          Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled, prior to any distribution to holders of any securities ranking junior to the Preferred Stock, including but not limited to the Common Stock, and on a pro rata basis with other preferred stock of equal ranking, a cash liquidation preference equal to the greater of (i) 110% of the sum of the initial liquidation preference per share plus accrued and unpaid dividends thereon, if any, from November 6, 2009, the date of the closing of the Offering, and (ii) an amount equal to the distribution amount each holder of Preferred Stock would have received had all shares of Preferred Stock been converted to Common Stock.
          Pursuant to the overallotment option of up to 100,000 shares of Preferred Stock granted to the initial purchaser in connection with the offering the Company effected the sale of an aggregate of aggregate of 65,700 shares of Preferred Stock for gross proceeds of approximately $6.6 million.
        .

GRUBB & ELLIS COMPANY
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2009
(In thousands, except share and per share amounts)
(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$9,444
Restricted cash	12,476
Investment in marketable securities	631
Current portion of accounts receivable from related parties — net	7,756
Current portion of advances to related parties — net	26
Notes receivable from related party — net	9,100
Service fees receivable — net	22,208
Current portion of professional service contracts — net	3,372
Real estate deposits and pre-acquisition costs	4,127
Properties held for sale — net	22,468
Identified intangible assets and other assets held for sale — net	4,823
Prepaid expenses and other assets	14,115

Total current assets	110,546
Accounts receivable from related parties — net	13,819
Advances to related parties — net	6,897
Professional service contracts — net	8,613
Investments in unconsolidated entities	3,341
Property held for investment — net	82,808
Property, equipment and leasehold improvements — net	14,078
Identified intangible assets — net	96,455
Other assets — net	5,621

Total assets	$342,178

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued expenses	$61,179
Due to related parties	1,992
Current portion of line of credit	62,709
Current portion of capital lease obligations	984
Notes payable of properties held for sale	31,613
Liabilities of properties held for sale — net	2,376
Other liabilities	41,117
Deferred tax liability	4,822

Total current liabilities	206,792
Long-term liabilities:
Senior notes	16,277
Notes payable and capital lease obligations	107,953
Other long-term liabilities	11,262
Deferred tax liabilities	15,664

Total liabilities	357,948
Commitments and contingencies (See Note 14)	—
Stockholders’ (deficit) equity:
Preferred stock: $0.01 par value; 10,000,000 shares authorized as of September 30, 2009 and December 31, 2008; no shares issued and outstanding as of September 30, 2009 and December 31, 2008	—
Common stock: $0.01 par value; 100,000,000 shares authorized; 65,180,830 and 65,382,601 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	651
Additional paid-in capital	411,913
Accumulated deficit	(428,931)
Other comprehensive loss	(43)

Total Grubb & Ellis Company stockholders’ (deficit) equity	(16,410)
Noncontrolling interests	640

Total (deficit) equity	(15,770)
Total liabilities and stockholders’ (deficit) equity	$342,178

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	For the Nine Months
	Ended September 30,
	2009	2008
REVENUE
Management services	$199,636	$185,855
Transaction services	118,793	173,191
Investment management	43,912	84,480
Rental related	22,754	25,302

Total revenue	385,095	468,828

OPERATING EXPENSE
Compensation costs	342,072	365,488
General and administrative	83,801	84,387
Depreciation and amortization	8,368	13,692
Rental related	16,159	15,384
Interest	12,490	9,928
Merger related costs	—	10,217
Real estate related impairments	16,615	34,778
Goodwill and intangible assets impairment	583	—

Total operating expense	480,088	533,874

OPERATING LOSS	(94,993)	(65,046)

OTHER INCOME (EXPENSE)
Equity in losses of unconsolidated entities	(1,635)	(10,602)
Interest income	472	757
Other income (loss)	394	(3,801)

Total other income (expense)	(769)	(13,646)

Loss from continuing operations before income tax (provision) benefit	(95,762)	(78,692)
Income tax (provision) benefit	(587)	23,124

Loss from continuing operations	(96,349)	(55,568)

Discontinued operations
Loss from discontinued operations — net of taxes	(379)	(18,871)
Gain (loss) on disposal of discontinued operations — net of taxes	(626)	181

Total loss from discontinued operations	(1,005)	(18,690)

Net loss	(97,354)	(74,258)
Net loss attributable to noncontrolling interests	(1,686)	(6,298)

Net loss attributable to Grubb & Ellis Company	$(95,668)	$(67,960)

Basic loss per share:
Loss from continuing operations attributable to Grubb & Ellis Company	$(1.49)	$(0.79)
Loss from discontinued operations attributable to Grubb & Ellis Company	(0.02)	(0.28)

Net loss per share	$(1.51)	$(1.07)
Diluted loss per share:
Loss from continuing operations attributable to Grubb & Ellis Company	$(1.49)	$(0.79)
Loss from discontinued operations attributable to Grubb & Ellis Company	(0.02)	(0.28)

Net loss per share	$(1.51)	$(1.07)

Basic weighted average shares outstanding	63,618	63,574

Diluted weighted average shares outstanding	63,618	63,574

Dividends declared per share	$—	$0.2050

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	For the Nine Months
	Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(97,354)	$(74,258)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of real estate	1,031	—
Equity in losses of unconsolidated entities	1,635	10,602
Depreciation and amortization (including amortization of signing bonuses)	12,770	28,017
Loss on disposal of property, equipment and leasehold improvements	449	312
Impairment of real estate	16,365	45,767
Impairment of goodwill and intangibles	583	—
Stock-based compensation	8,734	8,484
Compensation expense on profit sharing arrangements	102	1,716
Amortization/write-off of intangible contractual rights	776	1,179
Amortization of deferred financing costs	1,501	342
(Gain) loss on marketable equity securities	(449)	3,344
Deferred income taxes	1,108	(28,849)
Allowance for uncollectible accounts	12,824	10,861
Loss on write-off of real estate deposit and pre-acquisition costs	122	—
Other operating noncash gains	—	612
Changes in operating assets and liabilities:
Accounts receivable from related parties	9,750	4,635
Prepaid expenses and other assets	7,463	(24,395)
Accounts payable and accrued expenses	(7,167)	(31,103)
Other liabilities	704	8,614

Net cash used in operating activities	(29,053)	(34,120)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,332)	(3,359)
Tenant improvements and capital expenditures	(2,571)	(2,958)
Purchases of marketable equity securities	(4,231)	(505)
Proceeds from sale of marketable equity securities	—	2,653
Advances to related parties	(3,808)	(10,169)
Proceeds from repayment of advances to related parties	1,934	22,543
Payments to related parties	(455)	(2,217)
Origination of notes receivable to related parties	—	(15,100)
Repayment of notes receivable from related parties	—	13,600
Investments in unconsolidated entities	(3,963)	(673)
Distributions of capital from unconsolidated entities	91	603
Acquisition of properties	—	(111,690)
Proceeds from sale of properties	93,471	—
Real estate deposits and pre-acquisition costs	(2,565)	(56,568)
Proceeds from collection of real estate deposits and pre-acquisition costs	4,277	81,851
Restricted cash	1,337	15,270

Net cash provided by (used in) investing activities	81,185	(66,719)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances on line of credit	11,389	55,000
Repayments on line of credit	(11,389)	—
Borrowings on notes payable	936	94,149

	For the Nine Months
	Ended September 30,
	2009	2008
Repayments of notes payable and capital lease obligations	(79,154)	(56,219)
Other financing costs	(137)	52
Deferred financing costs	(1,456)	(2,693)
Net proceeds from the issuance of common stock	—	314
Repurchase of common stock	—	(1,840)
Dividends paid to common stockholders	—	(15,129)
Contributions from noncontrolling interests	5,827	15,323
Distributions to noncontrolling interests	(1,689)	(3,020)

Net cash (used in) provided by financing activities	(75,673)	85,937

NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,541)	(14,902)
Cash and cash equivalents — Beginning of period	32,985	49,328

Cash and cash equivalents — End of period	$9,444	$34,426

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Issuance of warrants	$534	$—

Capital lease obligations	$2,274	$—

Deconsolidation of assets held by variable interest entities	$—	$243,398

Deconsolidation of liabilities held by variable interest entities	$—	$198,409

Deconsolidation of sponsored mutual fund	$5,517	$—

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Overview
     Grubb & Ellis Company (the “Company” or “Grubb & Ellis”), a Delaware corporation founded over 50 years ago in Northern California, is a commercial real estate services and investment management firm. On December 7, 2007, the Company effected a stock merger (the “Merger”) with NNN Realty Advisors, Inc. (“NNN”), a real estate asset management company and sponsor of public non-traded real estate investment trusts (“REITs”), as well as a sponsor of tax deferred tenant-in-common (“TIC”) 1031 property exchanges and other investment programs. Upon the closing of the Merger, a change of control occurred. The former stockholders of NNN acquired approximately 60% of the Company’s issued and outstanding common stock.
     The Company offers property owners, corporate occupants and program investors comprehensive integrated real estate solutions, including transactions, management, consulting and investment advisory services supported by market research and local market expertise.
     In certain instances throughout these Financial Statements phrases such as “legacy Grubb & Ellis” or similar descriptions are used to reference, when appropriate, Grubb & Ellis prior to the Merger. Similarly, in certain instances throughout these Financial Statements the term NNN, “legacy NNN”, or similar phrases are used to reference, when appropriate, NNN Realty Advisors, Inc. prior to the Merger.
Basis of Presentation
     The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned controlled subsidiaries, variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and partnerships/limited liability companies (“LLCs”) in which the Company is the managing member or general partner and the other partners/members lack substantive rights (hereinafter collectively referred to as the “Company”), and are prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information, the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended December 31, 2008 included elsewhere in this registration statement. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods presented have been included in these financial statements and are of a normal and recurring nature.
     The Company consolidates entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities in which (i) the Company is not deemed to be the primary beneficiary, (ii) the Company’s ownership is 50.0% or less and (iii) the Company has the ability to exercise significant influence, the Company uses the equity accounting method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, plus contributions less distributions). The Company also uses the equity method of accounting for jointly-controlled tenant-in-common interests. As reconsideration events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations and will report such changes on a quarterly basis.
     As of September 30, 2009, the Company has classified two of its remaining four properties as properties held for sale in its consolidated balance sheets and has included the operations of such properties in discontinued operations in the consolidated statements of operations for all periods presented as required by the Property, Plant and Equipment Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”). All four remaining properties had been previously classified as held for sale for the year ended December 31, 2008. However, as of June 30, 2009, one of these properties, and as of September 30, 2009 a second of these properties, no longer met the held for sale criteria under the requirements of the Property, Plant and Equipment Topic of the FASB Codification and, accordingly, each was reclassified to properties held for investment in the consolidated balance sheets with the operations of such property included in continuing operations in the consolidated statements of operations for all periods presented.
Use of Estimates
     The financial statements have been prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including disclosure of contingent assets and liabilities) as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
Reclassifications
          Certain reclassifications have been made to prior year and prior period amounts in order to conform to the current period presentation. These reclassifications have no effect on reported net loss and are of a normal recurring nature.
Restricted Cash
          Restricted cash is comprised primarily of cash and loan impound reserve accounts for property taxes, insurance, capital improvements, and tenant improvements related to consolidated properties.
Fair Value Measurements
          In September 2006, the FASB issued the requirements of the Fair Value Measurements and Disclosures Topic of the FASB Codification. The Topic defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value instruments. In February 2008, the FASB amended the Topic to delay the effective date of the Fair Value Measurements and Disclosures for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). There was no effect on the Company’s consolidated financial statements as a result of the adoption of the Topic as of January 1, 2008 as it relates to financial assets and financial liabilities. For items within its scope, the amended Fair Value Measurements and Disclosures Topic deferred the effective date of Fair Value Measurements and Disclosures to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the requirements of the Topic as it relates to non-financial assets and non-financial liabilities in the first quarter of 2009, which did not have a material impact on the consolidated financial statements.
          The Fair Value Measurements and Disclosures Topic establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. Level 1 inputs are the highest priority and are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models.
          The following table presents changes in financial and nonfinancial assets measured at fair value on either a recurring or nonrecurring basis for the nine months ended September 30, 2009:

		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable	Total
	September 30,	Assets	Inputs	Inputs	Impairment
Assets (in thousands)	2009	Level 1	Level 2	Level 3	Losses
Investments in marketable equity securities	$631	$631	$—	$—	$—
Properties held for sale	$22,468	$—	$—	$22,468	$250
Property held for investment	$82,808	$—	$—	$82,808	$(7,050)
Investments in unconsolidated entities	$3,341	$—	$—	$3,341	$(9,565)
Fair Value of Financial Instruments
          The Financial Instruments Topic, requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The Topic defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each quarter based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.
          As of September 30, 2009, the fair values of the Company’s notes payable, senior notes and line of credit were calculated to be approximately $120.3 million, $15.8 million and $42.6 million, respectively, compared to the carrying values of $138.6 million, $16.3 million and $63.0 million, respectively. The calculation was based on assumed discount rates ranging from 8.25% to 10.25%. In

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
addition, the First Credit Facility Letter Amendment (as defined and discussed in Note 11) granted the Company a one-time right, exercisable by November 30, 2009, to prepay the Credit Facility (as defined in Note 11) in full for a reduced principal amount equal to 65% of the aggregate principal amount of the Credit Facility then outstanding. Calculation of the fair value of the line of credit assumed a high probability the Credit Facility would be prepaid at the reduced principal amount.
          As of December 31, 2008, the fair values of the Company’s notes payable, senior notes and lines of credit, which were calculated based on assumed discount rates ranging from 8.4% to 10.4%, were approximately $195.4 million, $15.5 million and $60.0 million, respectively, compared to the carrying values of $216.0 million, $16.3 million and $63.0 million, respectively. The amounts recorded for accounts receivable, notes receivable, advances and accounts payable and accrued liabilities approximate fair value due to their short-term nature.
Noncontrolling Interests
          In December 2007, the FASB issued an amendment to the requirements of the Consolidation Topic. The Consolidation Topic established new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The Topic requires that noncontrolling interests be presented as a component of consolidated stockholders’ equity, eliminates minority interest accounting such that the amount of net income attributable to the noncontrolling interests is presented as part of consolidated net income in the accompanying consolidated statements of operations and not as a separate component of income and expense, and requires that upon any changes in ownership that result in the loss of control of the subsidiary, the noncontrolling interest be re-measured at fair value with the resultant gain or loss recorded in net income. The requirements of the Topic became effective for fiscal years beginning on or after December 15, 2008. The Company adopted the requirements of the Topic on a retrospective basis on January 1, 2009. The adoption of the requirements of the Topic had an impact on the presentation and disclosure of noncontrolling (minority) interests in the consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of the Topic, the Company is required to reflect the change in presentation and disclosure for all periods presented. Principal effect on the consolidated balance sheet as of December 31, 2008 related to the adoption of the requirements of the Topic was the change in presentation of minority interest from mezzanine to redeemable noncontrolling interest, as reported herein. Additionally, the adoption of the requirements of the Topic had the effect of reclassifying (income) loss attributable to noncontrolling interest in the consolidated statements of operations from minority interest to separate line items. The Topic also requires that net income (loss) be adjusted to include the net (income) loss attributable to the noncontrolling interest, and a new line item for net income (loss) attributable to controlling interest be presented in the consolidated statements of operations.
          A noncontrolling interest relates to the interest in the consolidated entities that are not wholly owned by the Company. As a result of adopting the requirements of the Consolidation Topic on January 1, 2009, the Company has restated the December 31, 2008 consolidated balance sheet, as well as the statement of operations for the nine months ended September 30, 2008 as follows:

	As Previously
Nine Months Ended September 30, 2008	Reported	Adjustment	As Adjusted
Minority interest in income	$6,298	$(6,298)	$—

Net loss	$(67,960)	$(6,298)	$(74,258)

Income attributable to noncontrolling interests	$—	$(6,298)	$(6,298)

Recently Issued Accounting Pronouncements
          The Company follows the requirements of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Topic defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value instruments. In February 2008, the FASB amended the Topic to delay the effective date of the Fair Value Measurements and Disclosures for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). There was no effect on the Company’s consolidated financial statements as a result of the adoption of the Topic as of January 1, 2008 as it relates to financial assets and financial liabilities. For items within its scope, the amended Fair Value Measurements and Disclosures Topic deferred the effective date of Fair Value Measurements and Disclosures to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the requirements of the Topic as it relates to non-financial assets and non-financial liabilities in the first quarter of 2009, which did not have a material impact on the consolidated financial statements.
          In December 2007, the FASB issued an amendment to the requirements of the Business Combinations Topic. The amended Topic requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Topic changed the accounting treatment and disclosure for certain specific items in a business

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
combination. The Topic applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the requirements of the Topic on a prospective basis on January 1, 2009. The adoption of the requirements of the Topic will materially affect the accounting for any future business combinations.
          In March 2008, the FASB issued an amendment to the requirements of the Derivatives and Hedging Topic. The requirements of the amended Topic are intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The requirements of the amended Topic achieve these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The requirements of the amended Topic became effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted the requirements of the amended Topic in the first quarter of 2009. The adoption of the requirements of the amended Topic did not have a material impact on the consolidated financial statements.
          In April 2008, the FASB issued an amendment to the requirements of Intangibles-Goodwill and Other Topic. The requirements of the amended Topic are intended to improve the consistency between the useful life of recognized intangible assets and the period of expected cash flows used to measure the fair value of the assets. The amendment changes the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets. In addition the amended Topic requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets. The requirements of the amended Topic are effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company adopted the requirements of the amended Topic on January 1, 2009. The adoption of the requirements of the amended Topic did not have a material impact on the consolidated financial statements.
          In June 2008, the FASB issued an amendment to the requirements of the Earnings Per Share Topic, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the computation of earnings per share under the two-class method which apply to the Company because it grants instruments to employees in share-based payment transactions that meet the definition of participating securities, is effective retrospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company adopted the requirements of the amended Topic in the first quarter of 2009. The adoption of the requirements of the amended Topic did not have a material impact on the consolidated financial statements.
          In April 2009, the FASB issued an amendment to the requirements of the Financial Instruments Topic. The amended Topic relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. Prior to issuing the requirements of the amended Topic, fair values for these assets and liabilities were only disclosed once a year. The amended Topic now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The adoption of the requirements of the amended Topic did not have a material impact on the consolidated financial statements.
          The requirements of the Investments-Debt and Equity Securities Topic, is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The Topic also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The adoption of the requirements of the Topic did not have a material impact on the consolidated financial statements.
          In April 2009, the FASB issued an amendment to the requirements of the Fair Value Measurements and Disclosures Topic. The Topic relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It states that the objective of fair value measurement is to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, the requirements of the Topic reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the amended Topic did not have a material impact on the consolidated financial statements.
          In April 2009, the FASB issued an amendment to the requirements of the Business Combinations Topic. The requirements of the Business Topic clarifies to address application issues on the accounting for contingencies in a business combination. The requirements of the amended Topic is effective for assets or liabilities arising from contingencies in business combinations acquired

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
on or after January 1, 2009. The adoption of the requirements of the amended Topic did not have a material impact on the consolidated financial statements.
          In June 2009, the FASB issued an amendment to the requirements of the Transfers and Servicing Topic, which addresses the effects of eliminating the qualifying SPE concept and redefines who the primary beneficiary is for purposes of determining which variable interest holder should consolidated the variable interest entity. The requirements of the amended Topic become effective for annual periods beginning after November 15, 2009. The Company is reviewing any impact this may have on the consolidated financial statements.
          In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162 (“SFAS No. 168”). SFAS No. 168 established that the FASB Accounting Standards Codification (the “Codification”) became the single official source of authoritative U.S. GAAP, other than guidance issued by the SEC. Following this statement, the FASB will not issue new standards in the form of Statements, Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates. All guidance contained in the Codification carries an equal level of authority. The GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Codification, which changes the referencing of financial standards, became effective for interim and annual periods ending on or after September 15, 2009. The adoption of SFAS No. 168 did have a material impact on the consolidated financial statements.
          The Company has adopted the requirements of the Subsequent Events Topic effective beginning with the quarter ended September 30, 2009 and has evaluated for disclosure subsequent events that have occurred up through November 13, 2009, the date of issuance of these financial statements.
2. MARKETABLE SECURITIES
          The historical cost and estimated fair value of the available-for-sale marketable securities held by the Company are as follows:

	As of September 30, 2009				As of December 31, 2008
				Fair				Fair
	Historical	Gross Unrealized		Market	Historical	Gross Unrealized		Market
(In thousands)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
(Unaudited)
Equity securities	$532	$—	$(43)	$489	$—	$—	$—	$—

          There were no sales of marketable equity securities during the nine month period ended September 30, 2009. Sales of marketable equity securities resulted in realized losses of approximately $1.8 million during the nine months ended September 30, 2008.
Investments in Limited Partnerships
          The Company acquired Grubb & Ellis Alesco Global Advisors, LLC (“Alesco”) in 2007 and through this subsidiary the Company serves as general partner and investment advisor to one hedge fund limited partnership and as investment advisor to three mutual funds as of September 30, 2009. The limited partnership is required to be consolidated in accordance with the requirements of the Consolidation Topic. As of December 31, 2008, Alesco served as general partner and investment advisor to five hedge fund limited partnerships and as investment advisor to one mutual fund. During the nine months ended September 30, 2009, four of the hedge fund limited partnerships were liquidated.
          For the nine months ended September 30, 2009, Alesco had investment income of approximately $629,000, which is reflected in other income (expense) and offset in noncontrolling interest in loss of consolidated entities on the statements of operations. For the nine months ended September 30, 2008, Alesco had investment losses of approximately $1.6 million, which are reflected in other expense and offset in noncontrolling interest in loss of consolidated entities on the statements of operations. Alesco earned approximately $25,000 and $99,000 of management fees based on ownership interest under the agreements for the nine months ended September 30, 2009 and 2008, respectively. As of September 30, 2009, these limited partnerships had assets of approximately $142,000, primarily consisting of exchange traded marketable securities, including equity securities and foreign currencies.
          The following table reflects trading securities and their original cost, gross unrealized appreciation and depreciation, and estimated market value:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

	As of September 30, 2009
				Fair
	Historical	Gross Unrealized		Market
(In thousands)	Cost	Gains	Losses	Value
		(Unaudited)
Equity securities	$170	$—	$(28)	$142

	For the Nine Months Ended September 30, 2009				For the Nine Months Ended September 30, 2008
	Investment				Investment
(In thousands)	Income	Realized	Unrealized	Total	Income	Realized	Unrealized	Total
		(Unaudited)				(Unaudited)
Equity securities	$206	$(191)	$640	$655	$237	$(2,172)	$622	$(1,313)
Less investment expenses	(26)	—	—	(26)	(244)	—	—	(244)

	$180	$(191)	$640	$629	$(7)	$(2,172)	$622	$(1,557)

3. RELATED PARTIES
          Related party balances are summarized below:
Accounts Receivable
          Accounts receivable from related parties consisted of the following:

September 30,
(In thousands)	2009
Accrued property management fees	$16,492
Accrued lease commissions	8,755
Accounts receivable from sponsored REITs	4,545
Accrued asset management fees	2,048
Other accrued fees	1,997
Accrued real estate acquisition fees	698
Other receivables	178

Total	34,713
Allowance for uncollectible receivables	(13,138)

Accounts receivable from related parties — net	21,575
Less portion classified as current	(7,756)

Non-current portion	$13,819

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
Advances to Related Parties
     The Company makes advances to affiliated real estate entities under management in the normal course of business. Such advances are uncollateralized, have payment terms of one year or less unless extended by the Company, and generally bear interest at a range of 6.0% to 12.0% per annum. The advances consisted of the following:

September 30,
(In thousands)	2009
Advances to properties of related parties	$15,663
Advances to related parties	3,281

Total	18,944
Allowance for uncollectible advances	(12,021)

Advances to related parties — net	6,923
Less portion classified as current	(26)

Non-current portion	$6,897

          As of September 30, 2009, accounts receivable totaling $310,000 is due from a program 30.0% owned and managed by Anthony W. Thompson, the Company’s former Chairman who subsequently resigned in February 2008. The receivable of $310,000 has been fully reserved for and is included in the allowance for uncollectible advances. On November 4, 2008, the Company made a formal written demand to Mr. Thompson for these monies.
          As of December 31, 2008, advances to a program 40.0% owned and, as of April 1, 2008, managed by Mr. Thompson, totaled $983,000, which includes $61,000 in accrued interest. As of September 30, 2009, the total outstanding balance of $983,000, inclusive of $61,000 in accrued interest, was past due. The total amount of $983,000 million has been reserved for and is included in the allowance for uncollectible advances. On November 4, 2008 and April 3, 2009, the Company made formal written demands to Mr. Thompson for these monies.
Notes Receivable From Related Party
          In December 2007, the Company advanced funds to Grubb & Ellis Apartment REIT, Inc. (“Apartment REIT ”) on an unsecured basis. The unsecured note required monthly interest-only payments which began on January 1, 2008. The balance owed to the Company as of December 31, 2007 which consisted of $7.6 million in principal was repaid in full in the first quarter of 2008.
          In June 2008, the Company advanced $3.7 million to Apartment REIT on an unsecured basis. The unsecured note originally had a maturity date of December 27, 2008 and bore interest at a fixed rate of 4.95% per annum. On November 10, 2008, the Company extended the maturity date to May 10, 2009 and adjusted the interest rate to a fixed rate of 5.26% per annum. The note required monthly interest-only payments beginning on August 1, 2008 and provided for a default interest rate in an event of default equal to 2.00% per annum in excess of the stated interest rate. Effective May 10, 2009 the Company entered into a second extension agreement with Apartment REIT, extending the maturity date to November 10, 2009. The new terms of the extension continue to require monthly interest-only payments beginning May 1, 2009 and bears interest at a fixed rate of 8.43% with the original default rate.
          In September 2008, the Company advanced an additional $5.4 million to Apartment REIT on an unsecured basis. The unsecured note originally had a maturity date of March 15, 2009 and bore interest at a fixed rate of 4.99% per annum. Effective March 9, 2009, the Company extended the maturity date to September 15, 2009 and adjusted the interest rate to a fixed rate of 5.00% per annum. The note requires monthly interest-only payments beginning on October 1, 2008 and provides for a default interest rate in an event of default equal to 2.00% per annum in excess of the stated interest rate.
          There were no advances to or repayments made by Apartment REIT during the nine months ending September 30, 2009. As of September 30, 2009, the balance owed by Apartment REIT to the Company on the two unsecured notes totaled $9.1 million in principal with no interest outstanding.
          On November 10, 2009, the Company consolidated the aforementioned $3.7 million and 5.4 million unsecured notes into the Consolidated Promissory Note with Apartment REIT whereby the two unsecured promissory notes receivable were cancelled and consolidated the outstanding principal amounts of the promissory notes into the Consolidated Promissory Note. The Consolidated Promissory Note has an outstanding principal amount of $9,100,000, an interest rate of 4.5% per annum, a default interest rate of 2.0% in excess of the interest rate then in effect, and a maturity date of January 1, 2011. The interest rate payable under the Consolidated

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
Promissory Note is subject to a one-time adjustment to a maximum rate of 6.0% per annum, which will be evaluated and may be adjusted by the Company, in its sole discretion, on July 1, 2010.
4. VARIABLE INTEREST ENTITIES
          The determination of the appropriate accounting method with respect to the Company’s variable interest entities (“VIEs”), including joint ventures, is based on the requirements of the Consolidation Topic. The Company consolidates any VIE for which it is the primary beneficiary.
          The Company determines if an entity is a VIE under the requirements of the Consolidation Topic based on several factors, including whether the entity’s total equity investment at risk upon inception is sufficient to finance the entity’s activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. In a quantitative analysis, the Company incorporates various estimates, including estimated future cash flows, asset hold periods and discount rates, as well as estimates of the probabilities of various scenarios occurring. If the entity is a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The Company is deemed to be the primary beneficiary of the VIE and consolidates the entity if the Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns or both. As reconsideration events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations and will report such changes on a quarterly basis.
          The Company’s Investment Management segment is a sponsor of TIC Programs and related formation LLCs. As of September 30, 2009, the Company had investments in seven LLCs that are VIEs in which the Company is the primary beneficiary. These seven LLCs hold interests in the Company’s TIC investments. The carrying value of the assets and liabilities for these consolidated VIEs as of September 30, 2009 was $2.3 million and $17,000, respectively. In addition, each consolidated VIE is joint and severally liable, along with the other investors in each respective TIC, on the non-recourse mortgage debt related to the VIE’s interests in the respective TIC investment. This non-recourse mortgage debt totaled $277.2 million as of September 30, 2009. This non-recourse mortgage debt is not consolidated as the LLCs account for the interests in the Company’s TIC investments under the equity method and the non recourse mortgage debt does not meet the criteria under the requirements of the Transfers and Servicing Topic for recognizing the share of the debt assumed by the other TIC interest holders for consolidation. The Company does consider the third party TIC holders’ ability and intent to repay their share of the joint and several liability in evaluating the recovery.
          If the interest in the entity is determined to not be a VIE under the requirements of the Consolidation Topic, then the entity is evaluated for consolidation under the requirements of the Investments-Equity Method and Joint Ventures Topic, as amended by the requirements of the Consolidation Topic.
          As of September 30, 2009, the Company had certain entities that were determined to be VIEs that did not meet the consolidation requirements of the Consolidation Topic. The unconsolidated VIEs are accounted for under the equity method. The aggregate investment carrying value of the unconsolidated VIEs was $1.0 million as of September 30, 2009, and was classified under Investments in Unconsolidated Entities in the consolidated balance sheet. The Company’s maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. During the nine months ended September 30, 2009, the Company funded a total of $2.6 million related to TIC Program reserves. Future funding commitments as of September 30, 2009 for the unconsolidated VIEs totaled $1.5 million to fund TIC Program reserves. In addition, as of September 30, 2009, these unconsolidated VIEs are joint and severally liable on non-recourse mortgage debt totaling $395.1 million. Although the mortgage debt is non-recourse to the VIE that holds the TIC interest, the Company has full recourse guarantees on a portion of such mortgage debt totaling $3.5 million as of September 30, 2009, for which the Company has recorded no liability as of September 30, 2009. This mortgage debt is not consolidated as the LLCs account for the interests in the Company’s TIC investments under the equity method and the non recourse mortgage debt does not meet the requirements of Transfers and Servicing Topic for recognizing the share of the debt assumed by the other TIC interest holders for consolidation. The Company considers the third party TIC holders’ ability and intent to repay their share of the joint and several liability in evaluating the recovery. In evaluating the recovery of the TIC investment, the Company evaluated the likelihood that the lender would foreclose on the VIEs’ interest in the TIC to satisfy the obligation. See Note 5 — Investments in Unconsolidated Entities for additional information.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
5. INVESTMENTS IN UNCONSOLIDATED ENTITIES
          As of September 30, 2009, the Company held investments in five joint ventures totaling $0.5 million, which represents a range of 5.0% to 10.0% ownership interest in each property. In addition, pursuant to the requirements of the Consolidation Topic, the Company has consolidated seven LLCs which have investments in unconsolidated entities totaling $2.3 million as of September 30, 2009. The remaining amounts within investments in unconsolidated entities are related to various LLCs, which represent ownership interests of less than 1.0%.
          At December 31, 2007, Legacy Grubb & Ellis owned approximately 5.9 million shares of common stock of Grubb & Ellis Realty Advisors, Inc. (“GERA”), which was a publicly traded special purpose acquisition company, which represented approximately 19% of the outstanding common stock. Legacy Grubb & Ellis also owned approximately 4.6 million GERA warrants which were exercisable into additional GERA common stock, subject to certain conditions. As part of the Merger, the Company recorded each of these investments at fair value on December 7, 2007, the date they were acquired, at a total investment of approximately $4.5 million.
          All of the officers of GERA were also officers or directors of Legacy Grubb & Ellis, although such persons did not receive any compensation from GERA in their capacity as officers of GERA. Due to the Company’s ownership position and influence over the operating and financial decisions of GERA, the Company’s investment in GERA was accounted for within the Company’s consolidated financial statements under the equity method of accounting.
          On February 28, 2008, a special meeting of the stockholders of GERA was held to vote on, among other things, a proposed transaction with the Company. GERA failed to obtain the requisite consents of its stockholders to approve the proposed business transaction and at a subsequent special meeting of the stockholders of GERA held on April 14, 2008, the stockholders of GERA approved the dissolution and plan of liquidation of GERA. The Company did not receive any funds or other assets as a result of GERA’s dissolution and liquidation.
          As a consequence, the Company wrote off its investment in GERA and other advances to that entity in the first quarter of 2008 and recognized a loss of approximately $5.8 million which is recorded in equity in losses on the consolidated statement of operations and is comprised of $4.5 million related to stock and warrant purchases and $1.3 million related to operating advances and third party costs, which included an unrealized loss previously reflected in accumulated other comprehensive loss.
6. PROPERTY HELD FOR INVESTMENT
          Property held for investment consisted of the following:

		September 30,
(In thousands)	Useful Life	2009
Building and capital improvement	39 years	$73,712
Tenant improvement	1 — 12 years	6,653
Accumulated depreciation		(7,037)

Total		73,328
Land		9,480

Property held for investment — net		$82,808

          The Company recognized $576,000 of depreciation expense related to the properties held for investment for the three and nine months ended September 30, 2009. The Company holds two properties for investment. Both of these properties were previously held for sale and one was reclassified as held for investment as of June 30, 2009 and the other was reclassified as held for investment as of September 30, 2009. During the periods each property was held for sale, the Company did not record any depreciation expense related to the property. In accordance with the provisions of the Property, Plant, and Equipment Topic, management determined that, for properties held for investment, the carrying value of each property before the property was classified as held for sale adjusted for any depreciation and amortization expense and impairment losses that would have been recognized had the asset been continuously classified as held for investment was greater than the carrying value of the property at the date of the subsequent decision not to sell. As such, the Company made no additional adjustments to the carrying value of either asset as of September 30, 2009.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
7. IDENTIFIED INTANGIBLE ASSETS
          Identified intangible assets consisted of the following:

		September 30,
(In thousands)	Useful Life	2009
Contract rights
Contract rights, established for the legal right to future disposition fees of a portfolio of real estate properties under contract	Amortize per disposition transactions	$11,342
Accumulated amortization		(4,700)

Contract rights, net		6,642

Other identified intangible assets
Trade name	Indefinite	64,100
Affiliate agreement	20 years	10,600

		September 30,
(In thousands)	Useful Life	2009
Customer relationships	5 to 7 years	5,400
Internally developed software	4 years	6,200
Other contract rights	5 to 7 years	1,163
Non-compete and employment agreements	3 to 4 years	97

		87,560
Accumulated amortization		(5,890)

Other identified intangible assets, net		81,670

Identified intangible assets — property
In place leases and tenant relationships	1 to 104 months	11,510
Above market leases	1 to 92 months	2,364

		13,874

Accumulated amortization		(5,731)

Identified intangible assets, net — property		8,143

Total identified intangible assets, net		$96,455

          Amortization expense recorded for contract rights was approximately $1.2 million for the nine months ended September 30, 2008. No amortization expense was recognized during the nine months ended September 30, 2009 related to the contract rights. Amortization expense is charged as a reduction to investment management revenue in the applicable period. During the period of future real property sales, the amortization of the contract rights for intangible assets will be applied based on the net relative value of disposition fees realized. The intangible contract rights represent the legal right to future disposition fees of a portfolio of real estate properties under contract. As a result of the current economic environment, a portion of these disposition fees may not be recoverable. Based on our analysis for the current and projected property values, condition of the properties and status of mortgage loans payable associated with these contract rights, the Company determined that there are certain properties for which receipt of disposition fees was improbable. As a result, the Company recorded an impairment charge of approximately $583,000 related to the impaired intangible contract rights as of September 30, 2009.
          Amortization expense recorded for the other identified intangible assets was approximately $2.4 million and $2.6 million for the nine months ended September 30, 2009 and 2008, respectively. Amortization expense is included as part of operating expense in the accompanying consolidated statement of operations.
          Amortization expense recorded for the in place leases and tenant relationships was approximately $1.1 million for the nine months ended September 30, 2008. The Company recorded approximately $280,000 of amortization expense for the nine months ended September 30, 2009 related to in place leases and tenant relationships. Amortization expense is included as part of operating expense in the accompanying consolidated statement of operations.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
          Amortization expense recorded for the above market leases was approximately $384,000 and $416,000 for the nine months ended September 30, 2009 and 2008, respectively. Amortization expense is charged as a reduction to rental related revenue in the accompanying consolidated statement of operations.
8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
          Accounts payable and accrued expenses consisted of the following:

September 30,
(In thousands)	2009
Accounts payable	$15,256
Salaries and related costs	13,977
Accrued liabilities	11,922
Bonuses	9,131
Broker commissions	7,489
Property management fees and commissions due to third parties	2,699
Severance	207
Interest	468
Other	30

Total	$61,179

9. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS
     Notes payable and capital lease obligations consisted of the following:

September 30,
(In thousands)	2009
Mortgage debt payable to a financial institution collateralized by real estate held for investment. Fixed interest rate of 6.29% per annum as of September 30, 2009. The note is non-recourse up to $60 million with a $10 million recourse guarantee and matures in February 2017. As of September 30, 2009, note requires monthly interest-only payments	$70,000
Mortgage debt payable to financial institution collateralized by real estate held for investment. Fixed interest rate of 6.32% per annum as of September 30, 2009. The non-recourse note matures in July 2014. As of September 30, 2009, note requires monthly interest-only payments	37,000
Capital lease obligations	1,937

Total	108,937
Less portion classified as current	(984)

Non-current portion	$107,953

10. NOTES PAYABLE OF PROPERTIES HELD FOR SALE
          Notes payable of properties held for sale consisted of the following:

September 30,
(In thousands)	2009
Mortgage debt payable to a financial institution collateralized by real estate held for sale. The non-recourse mortgage note charges variable interest rate based on the higher of LIBOR plus 3.00% or 6.00%. The applicable interest rate was 6.00% per annum as of September 30, 2009. The notes require monthly interest-only payments and matured on July 9, 2009	$31,613

          The mortgage note payable of $31.6 million related to properties held for sale at September 30, 2009 million matured on July 9, 2009. There is no assurance that the loan will be extended. However, the Company does not expect any significant impact to the financial condition or cash flows of the Company should the loan not be renewed due to the non-recourse nature of the loan.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
11. LINE OF CREDIT
          On December 7, 2007, the Company entered into a $75.0 million credit agreement by and among the Company, the guarantors named therein, and the financial institutions defined therein as lender parties, with Deutsche Bank Trust Company Americas, as lender and administrative agent (the “Credit Facility”). The Company was restricted to solely use the line of credit for investments, acquisitions, working capital, equity interest repurchase or exchange, and other general corporate purposes. The line bore interest at either the prime rate or LIBOR based rates, as the Company may choose on each of its borrowings, plus an applicable margin ranging from 1.50% to 2.50% based on the Company’s Debt/Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as defined in the credit agreement.
          On August 5, 2008, the Company entered into the First Letter Amendment to its Credit Facility. The First Letter Amendment, among other things, provided the Company with an extension from September 30, 2008 to March 31, 2009 to dispose of the three real estate assets that the Company had previously acquired on behalf of GERA. Additionally, the First Letter Amendment also, among other things, modified select debt and financial covenants in order to provide greater flexibility to facilitate the Company’s TIC Programs.
          On November 4, 2008, the Company amended its Credit Agreement (the “Second Letter Amendment”). The effective date of the Second Letter Amendment is September 30, 2008. (Certain capitalized terms set forth below that are not otherwise defined herein have the meaning ascribed to them in the Credit Facility, as amended.
          The Second Letter Amendment, among other things, a) reduced the amount available under the Credit Facility from $75.0 million to $50.0 million by providing that no advances or letters of credit shall be made available to the Company after September 30, 2008 until such time as borrowings have been reduced to less than $50.0 million; b) provided that 100% of any net cash proceeds from the sale of certain real estate assets required to be sold by the Company shall permanently reduce the Revolving Credit Commitments, provided that the Revolving Credit Commitments shall not be reduced to less than $50.0 million by reason of the operation of such asset sales; and c) modified the interest rate incurred on borrowings by increasing the applicable margins by 100 basis points and by providing for an interest rate floor for any prime rate related borrowings.
          Additionally, the Second Letter Amendment, among other things, modified restrictions on guarantees of primary obligations from $125.0 million to $50.0 million, modified select financial covenants to reflect the impact of the current economic environment on the Company’s financial performance, amended certain restrictions on payments by deleting any dividend/share repurchase limitations and modified the reporting requirements of the Company with respect to real property owned or held.
          As of September 30, 2008, the Company was not in compliance with certain of its financial covenants related to EBITDA. As a result, part of the Second Letter Amendment included a provision to modify selected covenants. The Company was not in compliance with certain debt covenants as of March 31, 2009, all of which were effectively cured as of such date by the Third Amendment to the Credit Facility described below. As a consequence of the foregoing, and certain provisions of the Third Amendment, the $63.0 million outstanding under the Credit Facility has been classified as a current liability as of September 30, 2009.
          On May 20, 2009, the Company further amended its Credit Facility by entering into the Third Amendment. The Third Amendment, among other things, bifurcated the existing credit facility into two revolving credit facilities, (i) a $38,000,000 Revolving Credit A Facility which was deemed fully funded as of the date of the Third Amendment, and (ii) a $29,289,245 Revolving Credit B Facility, comprised of revolving credit advances in the aggregate of $25,000,000 which were deemed fully funded as of the date of the Third Amendment and letters of credit advances in the aggregate amount of $4,289,245 which are issued and outstanding as of the date of the Third Amendment. The Third Amendment required the Company to draw down $4,289,245 under the Revolving Credit B Facility on the date of the Third Amendment and deposit such funds in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility and eliminated the swingline features of the Credit Facility and the Company’s ability to cause the lenders to issue any additional letters of credit. In addition, the Third Amendment also changes the termination date of the Credit Facility from December 7, 2010 to March 31, 2010 and modified the interest rate incurred on borrowings by initially increasing the applicable margin by 450 basis points (or to 7.00% on prime rate loans and 8.00% on LIBOR based loans).
          The Third Amendment also eliminated specific financial covenants, and in its place, the Company was required to comply with the approved budget, that has been agreed to by the Company and the lenders, subject to agreed upon variances. The approved budget related solely to the 2009 fiscal year (the “Budget”). The Budget was the Company’s operating cash flow budget, and encompassed all aspects of typical operating cash flows including revenues, fees and expenses, and such working capital components as receivables and accounts payables, taxes, debt service and any other identifiable cash flow items. Pursuant to the Budget, the Company was required to stay within certain variance parameters with respect to cumulative cash flow for the remainder of the 2009 year to remain in compliance with the Credit Facility. The Company was also required under the Third Amendment to effect the Recapitalization Plan, on or before September 30, 2009 and in connection therewith to effect the Partial Prepayment of the Revolving A Credit Facility. In the event the Company failed to effect the Recapitalization Plan and in connection therewith to reduce the

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
Revolving Credit A Credit Facility by the Partial Prepayment amount, the (i) lenders would have had the right commencing on October 1, 2009, to exercise the Warrants, for nominal consideration, to purchase common stock of the Company equal to 15% of the common stock of the Company on a fully diluted basis as of such date, subject to adjustment, (ii) the applicable margin automatically increased to 11% on prime rate loans and increased to 12% on LIBOR based loans, (iii) the Company was required to amortize an aggregate of $10 million of the Revolving Credit A Facility in three (3) equal installments on the first business day of each of the last three (3) months of 2009, (iv) the Company was obligated to submit a revised budget by October 1, 2009, (v) the Credit Facility would have terminated on January 15, 2010, and (vi) no further advances were available to be drawn under the Credit Facility.
          In the event the Company effected the Recapitalization Plan and the Partial Prepayment amount on or prior to September 30, 2009, the Warrants would have automatically expired and not become exercisable, the applicable margin would have automatically been reduced to 3% on prime rate loans and 4% on LIBOR based loans and the Company had the right, subject to the requisite approval of the lenders, to seek an extension to extend the term of the Credit Facility to January 5, 2011, provided the Company also paid a fee of .25% of the then outstanding commitments under the Credit Facility. The Company calculated the initial fair value of the Warrants to be $534,000 and has recorded such amount in stockholders’ equity with a corresponding debt discount to the line of credit balance. Such debt discount amount will be amortized into interest expense over the remaining term of the Credit Facility. As of September 30, 2009, the net debt discount balance was $291,000 and is included in the current portion of line of credit in the accompanying consolidated balance sheet.
          As a result of the Third Amendment the Company was required to prepay Revolving Credit A Advances (and to the extent the Revolving Credit A Facility shall be reduced to zero, prepay outstanding Revolving Credit B Advances) in an amount equal to 100% (or, after the Revolving Credit A Advances are reduced by at least the Partial Prepayment amount, in an amount equal to 50%) of Net Cash Proceeds (as defined in the Credit Agreement) from:
•	assets sales,

•	conversions of Investments (as defined in the Credit Agreement),

•	the refund of any taxes or the sale of equity interests by the Company or its subsidiaries,

•	the issuance of debt securities, or

•	any other transaction or event occurring outside the ordinary course of business of the Company or its subsidiaries;
provided, however, that (a) the Net Cash Proceeds received from the sale of the certain real property assets shall be used to prepay outstanding Revolving Credit B Advances and to the extent Revolving Credit B Advances shall be reduced to zero, to prepay outstanding Revolving Credit A Advances, (b) the Company shall prepay outstanding Revolving Credit B Advances in an amount equal to 100% of the Net Cash Proceeds from the sale of the Danbury Property unless the Company is then not in compliance with the Recapitalization Plan in which event Revolving Credit A Advances shall be prepaid first and (c) the Company’s 2008 tax refund was used to prepay outstanding Revolving Credit B Advances upon the closing of the Third Amendment.
          The Third Amendment required the Company to use its commercially reasonable best efforts to sell four other commercial properties, including the two remaining GERA Properties, by September 30, 2009. The Company’s Line of Credit is secured by substantially all of the assets of the Company.
          On September 30, 2009, the Company further amended its Credit Facility by entering into the First Credit Facility Letter Amendment. The First Credit Facility Letter Amendment, among other things, modified and provided the Company an extension from September 30, 2009 to November 30, 2009 (the “Extension”) to (i) effect its Recapitalization Plan and in connection therewith to effect a prepayment of at least seventy two (72%) percent of the Revolving Credit A Advances (as defined in the Credit Facility), and (ii) sell four commercial properties, including the two real estate assets the Company had previously acquired on behalf of Grubb & Ellis Realty Advisors, Inc.
          The First Credit Facility Letter Amendment also granted the Company a one-time right, exercisable by November 30, 2009, to prepay the Credit Facility in full for a reduced principal amount equal to approximately 65% of the aggregate principal amount of the Credit Facility then outstanding (the “Discount Prepayment Option”).
          In connection with the Extension, the warrant agreement was also amended to extend from October 1, 2009 to December 1, 2009, the time when the Warrants are first exercisable by its holders.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
          The First Credit Facility Letter Amendment also granted a one-time waiver from the covenant requiring all proceeds of sales of equity or debt securities to be applied to pay down the Credit Facility to facilitate the sale by the Company to an affiliate of the Company’s largest stockholder and Chairman of the Board of Directors of the Company, $5.0 million of subordinated debt or equity securities of the Company (the “Permitted Placement”) so long as (i) the Permitted Placement is junior, subject and subordinate to the Credit Facility, (ii) the net proceeds of the Permitted Placement are placed into an account with the lender, (iii) the disbursement of the funds in such account is in accordance with the approved budget that has been agreed to by the Company and the lenders, (iv) that the lenders be granted a security interest in the net proceeds of the Permitted Placement, and (v) the Permitted Placement is otherwise satisfactory to the Lenders. In addition, if the Permitted Placement is in the form of subordinated debt, the Company and the entity making the $5.0 million loan are required to enter into a subordination agreement with the lenders.
          Finally, the First Credit Facility Letter Amendment also provided that $4.3 million that was deposited in a cash collateral account to cash collateralize outstanding letters of credit under the Credit Facility would instead be used to pay down the Credit Facility.
          The Company’s Credit Facility is secured by substantially all of the Company’s assets. The outstanding balance on the Credit Facility was $63.0 million as of September 30, 2009 and carried a weighted average interest rate of 8.37%.
          On November 6, 2009, a portion of proceeds from the offering of preferred stock (see Note 20) were used to pay in full borrowings under the Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million and the Credit Facility was terminated.
12. SEGMENT DISCLOSURE
          Management has determined the reportable segments identified below according to the types of services offered and the manner in which operations and decisions are made. The Company operates in the following reportable segments:
          Management Services — Management Services provides property management and related services for owners of investment properties and facilities management services for corporate owners and occupiers.
          Transaction Services — Transaction Services advises buyers, sellers, landlords and tenants on the sale, leasing and valuation of commercial property and includes the Company’s national accounts group and national affiliate program operations.
          Investment Management — Investment Management includes services for acquisition, financing and disposition with respect to the Company’s investment programs, asset management services related to the Company’s programs, and dealer-manager services by its securities broker-dealer, which facilitates capital raising transactions for its investment programs.
          The Company also has certain corporate level activities including interest income from notes and advances, property rental related operations, legal administration, accounting, finance and management information systems which are not considered separate operating segments.
          The Company evaluates the performance of its segments based upon operating income (loss). Operating income (loss) is defined as operating revenue less compensation and general and administrative costs and excludes other rental related, rental expense, interest expense, depreciation and amortization, allocation of overhead and other operating and non-operating expenses.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Management Services
Revenue	$199,636	$185,855
Compensation costs	27,702	28,550
Transaction commissions and related costs	7,346	6,625
Reimbursable salaries, wages, and benefits	142,601	131,084
General and administrative	8,043	6,356

Segment operating income (loss)	13,944	13,240

Transaction Services
Revenue	118,793	173,191
Compensation costs	32,986	36,423
Transaction commissions and related costs	77,981	111,337
Reimbursable salaries, wages, and benefits	1	—
General and administrative	25,459	26,975

Segment operating income (loss)	(17,634)	(1,544)

Investment Management
Revenue	43,912	84,480
Compensation costs	20,888	22,944
Transaction commissions and related costs	31	18
Reimbursable salaries, wages, and benefits	7,077	4,372
General and administrative	32,593	31,524

Segment operating income (loss)	(16,677)	25,622

Reconciliation to net loss attributable to Grubb & Ellis Company:
Total segment operating (loss) income	(20,367)	37,318
Non-segment:
Rental operations, net of rental related expenses	6,595	9,918
Corporate overhead (compensation, general and administrative costs)	(43,165)	(43,667)
Other operating expenses	(38,056)	(68,615)
Other income (expense)	(769)	(13,646)

Loss from continuing operations before income tax (provision) benefit	(95,762)	(78,692)
Income tax (provision) benefit	(587)	23,124

Loss from continuing operations	(96,349)	(55,568)

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Loss from discontinued operations, net of taxes	(1,005)	(18,690)

Net loss	$(97,354)	$(74,258)
Less: Net (loss) income from noncontrolling interests	(1,686)	(6,298)

Net loss attributable to Grubb & Ellis Company	$(95,668)	$(67,960)

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
13. PROPERTIES HELD FOR SALE
          A summary of the properties and related LLC’s held for sale balance sheet information is as follows:

September 30,
(In thousands)	2009
Restricted cash	828
Properties held for sale — net	22,468
Identified intangible assets and other assets held for sale — net	4,823

Total assets	$28,119

Notes payable of properties held for sale	$31,613
Liabilities of properties held for sale — net	2,376

Total liabilities	$33,989

          During 2008, the Company initiated a plan to sell the properties it classified as real estate held for investment in its financial statements. As of September 30, 2009, the Company has a covenant within its Credit Facility which requires the Company to use its commercially reasonable best efforts to sell four commercial properties. The recent downturn in the global capital markets significantly lessened the probability that the Company would be able to achieve relief from this covenant through amendment or other financial resolutions. Pursuant to the requirements of the Property, Plant, and Equipment Topic, the Company assessed the value of the assets. In addition, the Company reviewed the valuation of its other owned properties and real estate investments. The Company generally uses a discounted cash flow model to estimate the fair value of its properties held for sale unless better market comparable data is available. Management uses its best estimate in determining the key assumptions, including the expected holding period (between 5 and 7 years), capitalization rates (between 9.0% and 9.2%), discount rates (between 10.1% and 10.5%), rental rates, future occupancy levels, lease-up periods and capital expenditure requirements. The estimated fair value is further adjusted for anticipated selling expenses. Generally, if a property is under contract, the contract price adjusted for selling expenses is used to estimate the fair value of the property. This valuation review resulted in the Company recognizing no impairment charges against the carrying value of the properties and real estate investments held for sale for the nine months ending September 30, 2009. Although the Company is using its commercially reasonable best efforts to sell the four remaining commercial properties, at the current time it appears that it is unlikely that two of the remaining properties will be sold. Accordingly, and in light of the foregoing, these properties no longer meet the held for sale criteria under the requirements of the Topic as of September 30, 2009 and the properties were reclassified to properties held for investment in the consolidated balance sheet with the operations of these properties included in continuing operations in the consolidated statements of operations for all periods presented.
          On October 31, 2008, the Company entered into that certain Agreement for the Purchase and Sale of Real Property and Escrow Instructions to effect the sale of the Corporate Center located at 39 Old Ridgebury Road, Danbury, Connecticut, to an unaffiliated entity for a purchase price of $76.0 million. This agreement was amended and restated in its entirety by that certain Danbury Merger Agreement dated as of January 23, 2009, as amended by the First Amendment to Danbury Merger Agreement dated as of January 23, 2009 which reduced the purchase price to $73.5 million. On June 3, 2009, the Company completed the sale of the Danbury Property for $72.4 million.
          The investments in unconsolidated entities held for sale represent the Company’s interest in certain real estate properties that it holds through various limited liability companies. In accordance with the requirements of the Real Estate-Retail Land Topic, and the requirements of the Property, Plant, and Equipment Topic, the Company treats the disposition of these interests similar to the disposition of real estate it holds directly. In addition, pursuant to the requirements of the Consolidation Topic, when the Company is no longer the primary beneficiary of the LLC, the Company deconsolidates the LLC.
          In instances when the Company expects to have significant ongoing cash flows or significant continuing involvement in the component beyond the date of sale, the income (loss) from certain properties held for sale continue to be fully recorded within the continuing operations of the Company through the date of sale.
          The net results of discontinued operations and the net gain on dispositions of properties sold or classified as held for sale as of September 30, 2009, in which the Company has no significant ongoing cash flows or significant continuing involvement, are reflected in the consolidated statements of operations as discontinued operations. The Company will receive certain fee income from these properties on an ongoing basis that is not considered significant when compared to the operating results of such properties.
          The following table summarizes the income and expense components that comprised discontinued operations, net of taxes, for the nine months ended September 30, 2009 and 2008:

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Rental income	$8,983	$15,844
Rental expense	(7,469)	(11,489)
Interest expense (including amortization of deferred financing costs)	(2,387)	(4,606)
Real estate related impairments	250	(22,703)
Depreciation and amortization	—	(8,057)
Tax (provision) benefit	244	12,140

(Loss) from discontinued operations-net of taxes	(379)	(18,871)

Gain (loss) on disposal of discontinued operations — net of taxes	(626)	181

Total income (loss) from discontinued operations	$(1,005)	$(18,690)

14. COMMITMENTS AND CONTINGENCIES
          Operating Leases — The Company has non-cancelable operating lease obligations for office space and certain equipment ranging from one to ten years, and sublease agreements under which the Company acts as a sublessor. The office space leases often times provide for annual rent increases, and typically require payment of property taxes, insurance and maintenance costs.
          Rent expense under these operating leases was approximately $18.5 million and $17.4 million for the nine months ended September 30, 2009 and 2008, respectively. Rent expense is included in general and administrative expense in the accompanying consolidated statements of operations.
          Operating Leases — Other — The Company is a master lessee of seven multifamily properties in various locations under non-cancelable leases. The leases, which commenced in various months and expire from June 2015 through March 2016, require minimum monthly payments averaging $795,000 over the 10-year period. Rent expense under these operating leases was approximately $6.9 million and $7.0 million for nine months ended September 30, 2009 and 2008, respectively.
          The Company subleases these multifamily spaces to third parties. Rental income from these subleases was approximately $11.3 million and $12.4 million for the nine months ended September 30, 2009 and 2008, respectively. As multifamily leases are executed for no more than one year, the Company is unable to project the future minimum rental receipts related to these leases.
          As of September 30, 2009, the Company had recorded liabilities totaling $8.4 million related to such master lease arrangements, consisting of $4.6 million of cumulative deferred revenues relating to acquisition fees and loan fees received from 2004 through 2006 and $3.8 million of additional loss reserves which were recorded in 2008.
          The Company is also a 50% joint venture partner of four multifamily residential properties in various locations under non-cancelable leases. The leases, which commenced in various months and expire from November 2014 through January 2015, require minimum monthly payments averaging $372,000 over the 10-year period. Rent expense under these operating leases was approximately $3.4 million, for both the nine months ended September 30, 2009 and 2008.
          The Company subleases these multifamily spaces to third parties. Rental income from these subleases was approximately $6.7 million and $6.8 million for the nine months ended September 30, 2009 and 2008, respectively. As multifamily leases are executed for no more than one year, the Company is unable to project the future minimum rental receipts related to these leases.
          TIC Program Exchange Provision — Prior to the Merger, NNN entered into agreements in which NNN agreed to provide certain investors with a right to exchange their investment in certain TIC Programs for an investment in a different TIC program. NNN also entered into an agreement with another investor that provided the investor with certain repurchase rights under certain circumstances with respect to their investment. The agreements containing such rights of exchange and repurchase rights pertain to initial investments in TIC programs totaling $31.6 million. In July 2009 the Company received notice from an investor of their intent to exercise such rights of exchange and repurchase with respect to an initial investment totaling $4.5 million. The Company is currently evaluating such notice to determine the nature and extent of the right of such exchange and repurchase, if any.
          The Company deferred revenues relating to these agreements of $281,000 and $492,000 for the nine months ended September 30, 2009 and 2008, respectively. Additional losses of $14.3 million and $4.5 million related to these agreements were recorded during the quarter ended December 31, 2008 and during the nine months ended September 30, 2009, respectively, to reflect the decline in value of properties underlying the agreements with investors. As of September 30, 2009, the Company had recorded

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
liabilities totaling $22.6 million related to such agreements, consisting of $3.8 million of cumulative deferred revenues and $18.8 million of additional losses related to these agreements.
          Capital Lease Obligations — The Company leases computers, copiers and postage equipment that are accounted for as capital leases (see Note 9 of the Notes to Consolidated Financial Statements for additional information).
          General — The Company is involved in various claims and lawsuits arising out of the ordinary conduct of its business, as well as in connection with its participation in various joint ventures and partnerships, many of which may not be covered by the Company’s insurance policies. In the opinion of management, the eventual outcome of such claims and lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.
          Guarantees — From time to time the Company provides guarantees of loans for properties under management. As of September 30, 2009, there were 147 properties under management with loan guarantees of approximately $3.5 billion in total principal outstanding with terms ranging from one to 10 years, secured by properties with a total aggregate purchase price of approximately $4.8 billion. In addition, each consolidated VIE is joint and severally liable, along with the other investors in each relative TIC, on the non-recourse mortgage debt related to the VIE’s interests in the relative TIC investment. This non-recourse mortgage debt totaled $277.2 million as of September 30, 2009.
          The Company’s guarantees consisted of the following as of September 30, 2009:

September 30,
(In thousands)	2009
Non-recourse/carve-out guarantees of debt of properties under management(1)	$3,438,375
Non-recourse/carve-out guarantees of the Company’s debt(1)	$107,000
Recourse guarantees of debt of properties under management	$39,717
Recourse guarantees of the Company’s debt	$10,000

(1)	A “non-recourse/carve-out” guarantee imposes liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents. Each non-recourse carve-out guarantee is an individual document entered into with the mortgage lender in connection with the purchase or refinance of an individual property. While there is not a standard document evidencing these guarantees, liability under the non-recourse carve-out guarantees generally may be triggered by, among other things, any or all of the following:
•	a voluntary bankruptcy or similar insolvency proceeding of any borrower;

•	a “transfer” of the property or any interest therein in violation of the loan documents;

•	a violation by any borrower of the special purpose entity requirements set forth in the loan documents;

•	any fraud or material misrepresentation by any borrower or any guarantor in connection with the loan;

•	the gross negligence or willful misconduct by any borrower in connection with the property, the loan or any obligation under the loan documents;

•	the misapplication, misappropriation or conversion of (i) any rents, security deposits, proceeds or other funds, (ii) any insurance proceeds paid by reason of any loss, damage or destruction to the property, and (iii) any awards or other amounts received in connection with the condemnation of all or a portion of the property;

•	any waste of the property caused by acts or omissions of borrower of the removal or disposal of any portion of the property after an event of default under the loan documents; and

•	the breach of any obligations set forth in an environmental or hazardous substances indemnification agreement from borrower.
Certain violations (typically the first three listed above) render the entire debt balance recourse to the guarantor regardless of the actual damage incurred by lender, while the liability for other violations is limited to the damages incurred by the lender. Notice and cure provisions vary between guarantees. Generally the guarantor irrevocably and unconditionally guarantees to the lender the payment and

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
performance of the guaranteed obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration or maturity or otherwise, and the guarantor covenants and agrees that it is liable for the guaranteed obligations as a primary obligor. As of September 30, 2009, to the best of the Company’s knowledge, there is no amount of debt owed by the Company as a result of the borrowers engaging in prohibited acts.
          Management initially evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of the Guarantees Topic. Any such liabilities were insignificant as of September 30, 2009. In addition, on an ongoing basis, the Company evaluates the need to record additional liability in accordance with the requirements of the Contingencies Topic. As of September 30, 2009, the Company had recourse guarantees of $39.7 million, relating to debt of properties under management. As of September 30, 2009, approximately $21.3 million of these recourse guarantees relate to debt that has matured or is not currently in compliance with certain loan covenants. In evaluating the potential liability relating to such guarantees, the Company considers factors such as the value of the properties secured by the debt, the likelihood that the lender will call the guarantee in light of the current debt service and other factors. As of September 30, 2009, the Company recorded a liability of $5.2 million, related to its estimate of probable loss related to recourse guarantees of debt of properties under management which matured in January and April 2009.
          Investment Program Commitments — During June and July 2009, the Company revised the offering terms related to certain investment programs which it sponsors, including the commitment to fund additional property reserves and the waiver or reduction of future management fees and disposition fees. The company recorded a liability for future funding commitments as of September 30, 2009 for these unconsolidated VIEs totaling $1.5 million to fund TIC Program reserves.
          Environmental Obligations — In the Company’s role as property manager, it could incur liabilities for the investigation or remediation of hazardous or toxic substances or wastes at properties the Company currently or formerly managed or at off-site locations where wastes were disposed of. Similarly, under debt financing arrangements on properties owned by sponsored programs, the Company has agreed to indemnify the lenders for environmental liabilities and to remediate any environmental problems that may arise. The Company is not aware of any environmental liability or unasserted claim or assessment relating to an environmental liability that the Company believes would require disclosure or the recording of a loss contingency.
          Real Estate Licensing Issues — Although Triple Net Properties Realty, Inc. (“Realty”), which became a subsidiary of the Company as part of the merger with NNN, was required to have real estate licenses in all of the states in which it acted as a broker for NNN’s programs and received real estate commissions prior to 2007, Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of GERI’s revenue was based on an arrangement with Realty to share fees from NNN’s programs. GERI did not hold a real estate license in any state, although most states in which properties of the NNN’s programs were located may have required GERI to hold a license. As a result, Realty and the Company may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of certain of Realty’s real estate broker licenses. To date there have been no claims, and the Company cannot assess or estimate whether it will incur any losses as a result of the foregoing.
          To the extent that the Company incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Mr. Thompson, Louis J. Rogers, former President of GERI, and Jeffrey T. Hanson, the Company’s Chief Investment Officer, have agreed to forfeit to the Company up to an aggregate of 4,124,120 shares of the Company’s common stock, and each share will be deemed to have a value of $11.36 per share in satisfying this obligation. Mr. Thompson has agreed to indemnify the Company, to the extent the liability incurred by the Company for such matters exceeds the deemed $46,865,000 value of these shares, up to an additional $9,435,000 in cash. These obligations terminate on November 16, 2009.
          Alesco Seed Capital — On November 16, 2007, the Company completed the acquisition of a 51% membership interest in Grubb & Ellis Alesco Global Advisors, LLC (“Alesco”). Pursuant to the Intercompany Agreement between the Company and Alesco, dated as of November 16, 2007, the Company committed to invest $20.0 million in seed capital into the open and closed end real estate funds that Alesco expects to launch. Additionally, upon achievement of certain earn-out targets, the Company is required to purchase up to an additional 27% interest in Alesco for $15.0 million. The Company is allowed to use $15.0 million of seed capital to fund the earn-out payments. As of September 30, 2009, the Company has invested $500,000 in seed capital into the open and closed end real estate funds that Alesco launched during 2008.
          Deferred Compensation Plan — During 2008, the Company implemented a deferred compensation plan that permits employees and independent contractors to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. As of September 30, 2009, $2.6 million, reflecting the non-stock liability under this plan were included in Accounts payable and accrued expenses. The Company has purchased whole-life insurance contracts on certain employee participants to recover distributions made or to be made under this plan and as of September 30, 2009 have recorded the cash surrender value of the policies of $1.0 million, in Prepaid expenses and other assets.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
          Grants of phantom shares are accounted for as equity awards in accordance with the requirements of the Equity Topic, with the award value of the shares on the grant date being amortized on a straight-line basis over the requisite service period. In addition, the Company awards “phantom” shares of Company stock to participants under the deferred compensation plan. As of September 30, 2009, the Company awarded an aggregate of 6.0 million phantom share, to certain employees with an aggregate value on the various grant dates of $23.3 million. As of September 30, 2009, an aggregate of 5.7 million phantom share grants were outstanding. Generally, upon vesting, recipients of the grants are entitled to receive the number of phantom shares granted, regardless of the value of the shares upon the date of vesting; provided, however, grants with respect to 900,000 phantom shares had a guaranteed minimum share price ($3.1 million in the aggregate) that will result in the Company paying additional compensation to the participants should the value of the shares upon vesting be less than the grant date value of the shares. The Company accounts for additional compensation relating to the “guarantee’ portion of the awards by measuring at each reporting date the additional payment that would be due to the participant based on the difference between the then current value of the shares awarded and the guaranteed value. This award is then amortized on a straight-line basis as compensation expense over the requisite service (vesting) period, with an offset to deferred compensation liability.
15. EARNINGS (LOSS) PER SHARE
          The Company computes earnings (loss) per share in accordance with the requirements of the Earnings Per Share Topic. Under the provisions of the Topic, basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period less unvested restricted shares. Diluted earnings (loss) per share is computed using the weighted-average number of common and common equivalent shares of stock outstanding during the periods utilizing the treasury stock method for stock options and unvested restricted stock.
          Basic earnings per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share from continuing operations are as follows:

	Nine Months Ended
	September 30,
(In thousands, except per share amounts)	2009	2008
Numerator:
Loss from continuing operations attributable to Grubb & Ellis Company, net of tax	$(94,663)	$(49,270)
Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	(1,005)	(18,690)

Net loss attributable to Grubb & Ellis Company	$(95,668)	$(67,960)

Denominator:
Denominator for basic loss per share:
Weighted-average number of common shares outstanding	63,618 (1)	63,574 (1)
Effect of dilutive securities:
Non-vested restricted stock and stock options	— (1)	— (1)

Denominator for diluted loss per share:
Weighted-average number of common and common equivalent shares outstanding	63,618	63,574

Basic loss per share
Loss from continuing operations attributable to Grubb & Ellis Company, net of tax	$(1.49)	$(0.79)
Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	(0.02)	(0.28)

Basic loss per share	$(1.51)	$(1.07)

Diluted loss per share
Loss from continuing operations attributable to Grubb & Ellis Company, net of tax	$(1.49)	$(0.79)
Loss from discontinued operations attributable to Grubb & Ellis Company, net of tax	(0.02)	(0.28)

Diluted loss per share	$(1.51)	$(1.07)

(1)	Outstanding non-vested restricted stock and options to purchase shares of common stock and restricted stock, the effect of which would be anti-dilutive, were approximately 2.6 million and 2.5 million shares as of September 30, 2009 and 2008, respectively. These shares were not included in the computation of diluted earnings per share because an operating loss was reported or the option exercise price was greater than the average market price of the common shares for the respective periods. In addition, excluded from the calculation of diluted weighted-average common shares as of September 30, 2009 and 2008 were approximately 6.0 million and 4.8 million phantom shares, respectively, that may be awarded to employees related to the deferred compensation plan. As of September 30, 2009, 12.7 million shares that may be awarded to the lenders related to the potential exercise of the Warrants were also excluded from the calculation of diluted weighted-average common shares.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
16. COMPREHENSIVE LOSS
          The components of comprehensive loss, net of tax, are as follows:

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Net loss	$(97,354)	$(74,258)
Other comprehensive (loss):
Net unrealized (loss) gain on investments, net of taxes	(43)	706
Elimination of net unrealized loss on investments, net of taxes	—	120
Elimination of net unrealized loss on investment in GERA warrants	—	223

Total comprehensive loss	(97,397)	(73,209)

Comprehensive income (loss) attributable to noncontrolling interests	(1,686)	(6,298)

Comprehensive loss attributable to Grubb & Ellis Company	$(95,711)	$(66,911)

17. CHANGES IN EQUITY
          The following is a reconciliation of total equity, equity attributable to Grubb & Ellis Company and equity attributable to noncontrolling interests from December 31, 2008 to September 30, 2009.

						Total
				Accumulated	(Accumulated	Grubb & Ellis
			Additional	Other	Deficit)	Company
	Common Stock		Paid-In	Comprehensive	Retained	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interests	Equity
Balance as of December 31, 2008	65,383	$654	$402,780	$—	$(333,263)	$70,171	$3,605	$73,776

Vesting of share-based compensation	—	—	8,736	—	—	8,736	—	8,736

Issuance of warrants	—	—	534	—	—	534	—	534

Issuance of restricted shares to directors, officers and employees	486	4	(4)	—	—	—	—	—

Forfeiture of non-vested restricted shares	(686)	(7)	(133)	—	—	(140)	—	(140)

Contributions from noncontrolling interests	—	—	—	—	—	—	5,827	5,827

Distributions to noncontrolling interests	—	—	—	—	—	—	(1,689)	(1,689)

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

						Total
				Accumulated	(Accumulated	Grubb & Ellis
			Additional	Other	Deficit)	Company
	Common Stock		Paid-In	Comprehensive	Retained	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Earnings	Equity	Interests	Equity
Deconsolidation of sponsored mutual fund	—	—	—	—	—	—	(5,519)	(5,519)

Compensation expense on profit sharing arrangements	—	—	—	—	—	—	102	102

Change in unrealized loss on marketable securities	—	—	—	(43)	—	(43)	—	(43)
Net loss	—	—	—	—	(95,668)	(95,668)	(1,686)	(97,354)

Comprehensive loss	—	—	—	—	—	(95,711)	(1,686)	(97,397)

Balance as of September 30, 2009	65,183	$651	$411,913	$(43)	$(428,931)	$(16,410)	$640	$(15,770)

          During the nine months ended September 30, 2009, the Company granted 486,000 restricted shares of common stock. During the year ended December 31, 2008, the Company granted 1.6 million restricted shares of common stock and 77,000 shares of common stock were issued as a result of the exercise of stock options.
18. OTHER RELATED PARTY TRANSACTIONS
          Offering Costs and Other Expenses Related to Public Non-Traded REITs — The Company, through its consolidated subsidiaries Grubb & Ellis Apartment REIT Advisor, LLC, Grubb & Ellis Healthcare REIT Advisor, LLC, and Grubb & Ellis Healthcare REIT II Advisor, LLC, bears certain general and administrative expenses in its capacity as advisor of Apartment REIT, Healthcare REIT and Healthcare REIT II, respectively, and is reimbursed for these expenses. However, Apartment REIT, Healthcare REIT and Healthcare REIT II will not reimburse the Company for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of the respective REIT’s net income for such year, unless the board of directors of the respective REITs approve such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts are expensed by the Company.
          The Company also paid for the organizational, offering and related expenses on behalf of Apartment REIT for its initial offering that ended July 17, 2009 and Healthcare REIT for its initial offering through August 28, 2009. These organizational, offering and related expenses include all expenses (other than selling commissions and the marketing support fee which generally represent 7.0% and 2.5% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT in connection with their initial offerings. These expenses only become the liability of Apartment REIT and Healthcare REIT to the extent other organizational and offering expenses do not exceed 1.5% of the gross proceeds of the initial offerings. As of September 30, 2009, the Company has incurred expenses of $4.3 million, in excess of 1.5% of the gross proceeds of the Apartment REIT offering. As of September 30, 2009, the Company has recorded an allowance for bad debt of approximately $4.3 million, related to the Apartment REIT offering costs incurred as the Company believes that such amounts will not be reimbursed.
          The Company also pays for the organizational, offering and related expenses on behalf of Apartment REIT’s follow-on offering and Healthcare REIT II’s initial offering. These organizational and offering expenses include all expenses (other than selling commissions and a dealer manager fee which represent 7.0% and 3.0% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT II in connection with these offerings. These expenses only become a liability of Apartment REIT and Healthcare REIT II to the extent other organizational and offering expenses do not exceed 1.0% of the gross proceeds of the offerings. As of September 30, 2009, the Company has incurred expenses of $1.3 million, in excess of 1.0% of the gross proceeds of the Apartment REIT follow-on offering. As of September 30, 2009, the Company has incurred expenses of $1.8 million, in excess of 1.0% of the gross proceeds of the Healthcare REIT II initial offering. The Company anticipates that such amount will be reimbursed in the future from the offering proceeds of Apartment REIT and Healthcare REIT II.
          Management Fees — The Company provides both transaction and management services to parties which are related to an affiliate of a principal stockholder and director of the Company (collectively, “Kojaian Companies”). In addition, the Company also

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
pays asset management fees to the Kojaian Companies related to properties the Company manages on their behalf. Revenue, including reimbursable expenses related to salaries, wages and benefits, earned by the Company for services rendered to Kojaian Companies, including joint ventures, officers and directors and their affiliates, was $5.4 million and $5.6 million for the nine months ended September 30, 2009 and 2008, respectively. In August 2009, the Kojaian Management Corporation prepaid $600,000 of property management fees to the company which was repaid in September 2009 upon collection of management fees from parties related to the Kojaian Companies to which the company provides management services.
          Other Related Party — GERI, which is wholly owned by the Company, owns a 50.0% managing member interest in Grubb & Ellis Apartment REIT Advisor, LLC and each of Grubb & Ellis Apartment Management, LLC and ROC REIT Advisors, LLC own a 25.0% equity interest in Grubb & Ellis Apartment REIT Advisor, LLC. As of September 30, 2009, Andrea R. Biller, the Company’s General Counsel, Executive Vice President and Secretary, owned an equity interest of 18.0% of Grubb & Ellis Apartment Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Apartment Management, LLC, Grubb & Ellis Apartment Management LLC tendered settlement for the purchase of the 18.0% equity interest in Grubb & Ellis Apartment Management LLC that was previously owned by Mr. Scott D. Peters, former chief executive officer of the Company. As a consequence, through a wholly owned subsidiary, the Company’s equity interest in Grubb & Ellis Apartment Management, LLC increased from 64.0% to 82.0% after giving effect to this purchase from Mr. Peters. As of September 30, 2009, Stanley J. Olander, the Company’s Executive Vice President — Multifamily, owned an equity interest of 33.3% of ROC REIT Advisors, LLC.
          GERI owns a 75.0% managing member interest in Grubb & Ellis Healthcare REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Healthcare REIT Advisor, LLC. Grubb & Ellis Healthcare Management, LLC owns a 25.0% equity interest in Grubb & Ellis Healthcare REIT Advisor, LLC. As of September 30, 2009, each of Ms. Biller and Mr. Hanson, the Company’s Chief Investment Officer and GERI’s President, owned an equity interest of 18.0% of Grubb & Ellis Healthcare Management, LLC. On August 8, 2008, in accordance with the terms of the operating agreement of Grubb & Ellis Healthcare Management, LLC, Grubb & Ellis Healthcare Management, LLC tendered settlement for the purchase of 18.0% equity interest in Grubb & Ellis Healthcare Management, LLC that was previously owned by Mr. Peters. As a consequence, through a wholly owned subsidiary, the Company’s equity interest in Grubb & Ellis Healthcare Management, LLC increased from 46.0% to 64.0% after giving effect to this purchase from Mr. Peters.
          The grants of membership interests in Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC to certain executives are being accounted for by the Company as a profit sharing arrangement. Compensation expense is recorded by the Company when the likelihood of payment is probable and the amount of such payment is estimable, which generally coincides with Grubb & Ellis Apartment REIT Advisor, LLC and Grubb & Ellis Healthcare REIT Advisor, LLC recording its revenue. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Apartment Management, LLC includes distributions of $131,000, $85,000 and $122,000, to Mr. Thompson, Mr. Peters and Ms. Biller for the nine months ended September 30, 2008, respectively. There was no compensation expense related to the profit sharing arrangement with Grubb & Ellis Apartment Management, LLC, and therefore no distributions to any members, for the nine months ended September 30, 2009. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Healthcare Management, LLC includes distributions of $44,000 and $131,000, respectively, to Mr. Thompson, $0 and $387,000, respectively, to Mr. Peters, $203,000 and $491,000, respectively, to Ms. Biller, and $203,000 and $491,000, respectively, to Mr. Hanson for the nine months ended September 30, 2009 and 2008, respectively.
          As of September 30, 2009, the remaining 82.0% equity interest in Grubb & Ellis Apartment Management, LLC and the remaining 64.0% equity interest in Grubb & Ellis Healthcare Management, LLC were owned by GERI. Any allocable earnings attributable to GERI’s ownership interests are paid to GERI on a quarterly basis.
          The Company’s directors and officers, as well as officers, managers and employees have purchased, and may continue to purchase, interests in offerings made by the Company’s programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. The net proceeds to the Company from these sales made net of commissions will be substantially the same as the net proceeds received from other sales.
          Mr. Thompson has routinely provided personal guarantees to various lending institutions that provided financing for the acquisition of many properties by our programs. These guarantees cover certain covenant payments, environmental and hazardous substance indemnification and any indemnification for any liability arising from the SEC investigation of Triple Net Properties. In connection with the formation transactions, the Company indemnified Mr. Thompson for amounts he may be required to pay under all of these guarantees to which Triple Net Properties, Realty or NNN Capital Corp. is an obligor to the extent such indemnification would not require the Company to book additional liabilities on the Company’s balance sheet. On June 2, 2008, the Company was notified by the SEC staff that the SEC closed the investigation without any enforcement action against the Company or its subsidiaries.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
          See issuance of a 5.0 million senior secured convertible note to, and purchase of 5.0 million of preferred stock by a related party in Subsequent Events (Note 20) below.
19. INCOME TAXES
          The components of income tax (benefit) provision from continuing operations for the nine months ended September 30, 2009 and 2008 consisted of the following:

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Current:
Federal	$(69)	$(4,224)
State	7	(958)

	(62)	(5,182)

Deferred:
Federal	549	(13,628)
State	100	(4,314)

	649	(17,942)

	$587	$(23,124)

          The Company recorded net prepaid taxes totaling approximately $529,000 as of September 30, 2009, comprised primarily of state tax refund receivables and state prepaid tax estimates.
          As of December 31, 2008, federal net operating loss carryforwards were available to the Company in the amount of approximately $2.2 million, translating to a deferred tax asset before valuation allowance of $797,000 which will begin to expire in 2027. The Company also had state net operating loss carryforwards from previous periods totaling $74.5 million, translating to a deferred tax asset of $6.1 million before valuation allowances.
          In evaluating the need for a valuation allowance as of September 30, 2009, the Company evaluated both positive and negative evidence in accordance with the requirements of the Income Taxes Topic. Management determined that $36.4 million of deferred tax assets recorded during the nine months ended September 30, 2009 do not satisfy the recognition criteria set forth in the Topic. Accordingly, a valuation allowance has been recorded for this amount. If released, the entire amount would result in a benefit to continuing operations.
          The differences between the total income tax (benefit) provision of the Company for financial statement purposes and the income taxes computed using the applicable federal income tax rate of 35% for the nine months ended September 30, 2009 and 2008 were as follows:

	Nine Months Ended
	September 30,
(In thousands)	2009	2008
Federal income taxes at the statutory rate	$(32,862)	$(21,236)
State income taxes net of federal benefit	(3,852)	(2,989)
Credits	(143)	(177)
Non-deductible expenses	1,029	1,346
Change in valuation allowance	36,477	—
Other	(62)	(68)

(Benefit) provision for income taxes	$587	$(23,124)

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
20. SUBSEQUENT EVENTS
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers
          On November 9, 2009, the Company announced that Thomas P. D’Arcy will join the Company as president, chief executive officer and a member of the board of directors, effective November 16, 2009.
Sale of Unregistered Securities
          On October 2, 2009, the Company effected the Permitted Placement (see Note 11) and issued a $5.0 million senior subordinated convertible note (the “Note”) to Kojaian Management Corporation. The Note (i) bears interest at twelve percent (12%) per annum, (ii) is co-terminus with the term of the Credit Facility (including if the Credit Facility is terminated pursuant to the Discount Prepayment Option), (iii) is unsecured and fully subordinate to the Credit Facility, and (iv) in the event the Company issues or sells equity securities in connection with or pursuant to a transaction with a non-affiliate of the Company while the Note is outstanding, at the option of the holder of the Note, the principal amount of the Note then outstanding is convertible into those equity securities of the Company issued or sold in such non-affiliate transaction. In connection with the issuance of the Note, Kojaian Management Corporation, the lenders to the Credit Facility and the Company entered into a subordination agreement (the “Subordination Agreement”). The Permitted Placement was a transaction by the Company not involving a public offering in accordance with Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).
          On November 6, 2009, the Company completed the private placement of 900,000 shares of 12% cumulative participating perpetual convertible preferred stock, par value $0.01 per share (“Preferred Stock”), to qualified institutional buyers and other accredited investors. In conjunction with the offering, the entire $5.0 million principal balance of the Note was converted into the Preferred Stock at the offering price and the holder of the Note received accrued interest of approximately $57,000. In addition, the holder of the Note also purchased an additional $5.0 million of preferred stock at the offering price. The Company also granted the initial purchaser a 45-day option to purchase up to an additional 100,000 shares of Preferred Stock.
          The Preferred Stock was offered in reliance on exemptions from the registration requirements of the Securities Act that apply to offers and sales of securities that do not involve a public offering. As such, the Preferred Stock was offered and will be sold only to (i) the initial purchaser for resale to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (ii) to a limited number of institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act), and (iii) to a limited number of individual “accredited investors” (as defined in Rule 501(a)(4), (5) or (6) of the Securities Act).
          Upon the closing of the sale of the $90 million of Preferred Stock, the Company received cash proceeds of approximately $85.0 million after giving effect to the conversion of the Note and after deducting the initial purchaser’s discounts and certain offering expenses and giving effect to the conversion of the subordinated note. A portion of proceeds were used to pay in full borrowings under the Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million, with the balance of the proceeds to be used for working capital purposes.
          The Certificate of Designations with respect to the Preferred Stock provides, among other things, that upon the closing of the Offering, each share of Preferred Stock is convertible, at the holder’s option, into the Company’s common stock, par value $.01 per share at a conversion rate of 60.606 shares of common stock for each share of Preferred Stock, which represents a conversion price of approximately $1.65 per share of common stock, and a 10.0% premium to the closing price of the common stock on October 22, 2009.
          The terms of the Preferred Stock provide for cumulative dividends from and including the date of original issuance in the amount of $12.00 per share each year. Dividends on the Preferred Stock will be payable when, as and if declared, quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on December 31, 2009. In addition, in the event of any cash distribution to holders of the Common Stock, holders of Preferred Stock will be entitled to participate in such distribution as if such holders had converted their shares of Preferred Stock into Common Stock.
          If the Company fails to pay the quarterly Preferred Stock dividend in full for two consecutive quarters, the dividend rate will automatically be increased by .50% of the initial liquidation preference per share per quarter (up to a maximum amount of increase of 2% of the initial liquidation preference per share) until cumulative dividends have been paid in full. In addition, subject to certain limitations, in the event the dividends on the Preferred Stock are in arrears for six or more quarters, whether or not consecutive, subject to the passage of the amendment to the Company’s Certificate of Incorporation discussed above, holders representing a majority of the shares of Preferred Stock voting together as a class with holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable will be entitled to nominate and vote for the election of two additional directors to serve on the board of directors until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred or are exercisable have been paid or declared and a sum sufficient for payment has been set aside therefore.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)
          During the six-month period following November 6, 2009, if the Company issues any securities, other than certain permitted issuances, and the price per share of the Common Stock (or the equivalent for securities convertible into or exchangeable for Common Stock) is less than the then current conversion price of the Preferred Stock, the conversion price will be reduced pursuant to a weighted average anti-dilution formula.
          Holders of Preferred Stock may require the Company to repurchase all, or a specified whole number, of their Preferred Stock upon the occurrence of a “Fundamental Change” (as defined in the Certificate of Designations) with respect to any Fundamental Change that occurs (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends, and (ii) from November 15, 2014 until prior to November 15, 2019, at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends. On or after November 15, 2014, the Company may, at its option, redeem the Preferred Stock, in whole or in part, by paying an amount equal to 110% of the sum of the initial liquidation preference per share plus any accrued and unpaid dividends to and including the date of redemption.
          In the event of certain events that constitute a “Change in Control” (as defined in the Certificate of Designations) prior to November 15, 2014, the conversion rate of the Preferred Stock will be subject to increase. The amount of the increase in the applicable conversion rate, if any, will be based on the date in which the Change in Control becomes effective, the price to be paid per share with respect to the Common Stock and the transaction constituting the Change in Control.
          The Company has entered into a registration rights agreement (the “Registration Rights Agreement”) with one of the lead investors (and its affiliates) with respect to the shares of Preferred Stock, and the Common Stock issuable upon the conversion of such Preferred Stock, that was acquired by such lead investor (and affiliates) in the Offering. No other purchasers of the Preferred Stock in the Offering will have the right to have their shares of Preferred Stock, or shares of Common Stock issuable upon conversion of such Preferred Stock, registered. In addition, subject to certain limitations, the lead investor who acquired the registration rights also has certain preemptive rights in the event the Company issues for cash consideration any Common Stock or any securities convertible into or exchangeable for Common Stock (or any rights, warrants or options to purchase any such Common Stock) during the six-month period subsequent to the closing of the Offering. Such preemptive right is intended to permit such lead investor to maintain its pro rata ownership of the Preferred Stock acquired in the Offering.
          Except as otherwise provided by law, the holders of the Preferred Stock vote together with the holders of common stock as one class on all matters on which holders of common stock vote. Holders of the Preferred Stock when voting as a single class with holders of common stock are entitled to voting rights equal to the number of shares of Common Stock into which the Preferred Stock is convertible, on an “as if” converted basis. Holders of Preferred Stock vote as a separate class with respect to certain matters.
          Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled, prior to any distribution to holders of any securities ranking junior to the Preferred Stock, including but not limited to the Common Stock, and on a pro rata basis with other preferred stock of equal ranking, a cash liquidation preference equal to the greater of (i) 110% of the sum of the initial liquidation preference per share plus accrued and unpaid dividends thereon, if any, from November 6, 2009, the date of the closing of the Offering, and (ii) an amount equal to the distribution amount each holder of Preferred Stock would have received had all shares of Preferred Stock been converted to Common Stock.
          Pursuant to the overallotment option of up to 100,000 shares of Preferred Stock granted to the initial purchaser in connection with the offering, the Company effected the sale of an aggregate of 65,700 shares of Preferred Stock for gross proceeds of approximately $6.6 million.

You should rely only on the information contained in this prospectus and any prospectus supplement that may be provided to you in connection with this offering. We have not authorized anyone to provide you with information that is different. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

_____________________________
Grubb & Ellis Company
7,575,750 Shares of Common Stock
125,000 Shares of 12% Cumulative Participating Perpetual
Convertible Preferred Stock
The date of this prospectus is
December 29, 2009